SECURITIES AND EXCHANGE COMMISSION

Washington,D.C. 20549


03058997

Form 6-K



Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

9th May 2003

(313 pages)

BANCO ESPÍRITO SANTO S.A.
(Registrant's Name)


PROCESSED
MAY 15 2003
THOMSON
FINANCIAL

Av. da Liberdade 195
1250 Lisboa
Portugal

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F x Form 40F

Indicate by check mark whether the resitrant by furnishing the information containted in this Form is also thereby furnishing the information to the Çommission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes No x

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-......



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Banco Espírito Santo S.A.

By: Manuel de Magalhães Villas-Boas
Director

Date: 9th May 2003


BANCO ESPIRITO SANTO
Quem sabe, sabe e o BES sabe.

Annual Report 2002

<<<<< Carlos Botelho
Tapestry - Arraiolos Style
Banco Espírito Santo


BANCO ESPIRITO SANTO
Quem sabe, sabe e o BES sabe.

Annual Report 2002



Banco Espírito Santo, S.A.
Public Traded Company

Registered Office: Av. da Liberdade, 195 - 1250 - 142 Lisboa
Share Capital: 1 500 000 000 euros
Mat. CRCL no. 1607 - Corporate Registration no. 500 852 367

Index



Vieira da Silva
L'Aube Chromatique
Oil on Canvass
Banco Espirito Santo

Joint Message of the Chairman of the Board of Directors and the President of the Executive Committee

Dear Shareholders,

Faced by an unfavorable external environment, in 2002 the Portuguese economy visibly deteriorated when compared to the previous year. On the other hand, the correction of macroeconomic imbalances was pursued, leading to a sluggish performance of internal demand and to higher unemployment, which rose from 4.1% to 5.1%, below European average of 8.3%. In terms of the state deficit, the adoption of extraordinary measures permitted to bring the public accounts in line with the commitments undertaken before the European Union. The stock market followed international trends, with the PSI-20 index falling by 25%. In the Euro Area, GDP is thought to have grown by 0.8% in 2002, a major slowdown when compared to 2001.

Despite this general backdrop, Group Banco Espírito Santo was able to achieve balanced growth during the reporting year. The factors determining this success were a proactive stance in product innovation, the advance made in the segmentation process and enhanced service quality. Once again, these factors validated the success of the organic growth strategy during difficult times for financial markets worldwide.

Loan granting made frank progress in 2002. Including securitization operations, totaling euro 1,450 million, mortgage credit remained the most dynamic item overall, rising by 14.1%, in spite of the extinction of the subsidized credit regime; other loans to individuals reflected the effects of a policy of higher selectivity, dropping by 4.7%, while corporate credit was up by 10.2%.

Specialized credit showed a good performance in a particularly tough year, driven by increased interconnection with the BES and BIC networks. Crediflash (credit cards), Euroges (factoring) and Besleasing (property and equipment leasing) posted profit growth of respectively 42%, 42% and 26%.

Customer loans were up by 5% (10.2% if including securitized credit, versus 12.5% in 2001) and total customer funding rose by 8.1% (14.5% in 2001).

Total customer funds reached euro 34.1 billion, an annual increase of euro 2.6 billion. In this respect the growth of total on-balance sheet customer funds (+8.3%) and off-balance sheet funds (+7.7%) is quite noteworthy, particularly the latter, in view of the poor performance of the capital markets.

A sales force effort geared to attracting funds, on the one hand, combined with a carefully planned financing policy and moderate credit growth, on the other, led to a fresh improvement in the transformation ratio of customer funds into credit, from 110% to 106%.

Consolidated net profit reached euro 222.5 million, which corresponds to an increase of 12.5% versus the previous year. With Earnings per Share (EPS) of euro 0.74, the Board of Directors intends to submit to the General Shareholders' Meeting a dividend distribution proposal of euro 0.287 per share.

Due to the capital increase carried out in the first quarter of 2002, and the reinforcement of provisions, ROE decreased to 13.1%.

Net interest income increased 12.5%, confirming the recent upward trend. The sustained policy aimed at improving the margin together with the volume effect yielded by the commercial activity contributed to the growth achieved. The net interest margin for the year was 2.27% (2001: 2.18%), translating into a euro 22 million gains; the increase in volume also reflected on the growth of net interest income, its effect totaling euro 67 million.

Fees and commissions on customer services reached euro 407.3 million, a year-on-year rise of 6.5% related mainly to traditional products. Total Fees and Commissions, excluding securities and brokerage, increased by 13% in the period. Important factors towards this growth were the improvement in the quality of services and enhanced customer loyalty, as translated by the increase in the number of products sold to each client to an average of 4.1.

Operating costs have considerably slowed down: an increase of 1.2% (i.e., a real reduction of 2.4%) that compares very well with the figures posted in end 2001 (9.6% on a like-for-like basis) and was also better than expected. In fact, the initial target pointed to a 3% increase in costs. The restructuring projects implemented resulted in a reduction of 578 employees in 2002.

Group Banco Espírito Santo's Cost to Income registered a further improvement, dropping by 4.8 p.p. year-on-year to 53.4%. Notwithstanding current economic difficulties worldwide, the Group maintains the objective of reaching a cost-to-income of 50% in 2003. The remaining productivity indicators also improved, in particular the Operating Costs / Average Net Assets and Total Assets per Employee ratios.

Major contributors to these results were the effects of the integration of the main operating units, which resulted in a reduction of employees, the restructuring of processes, the policy of renegotiating supply contracts and the drive for cost cutting.

Group Banco Espírito Santo's rationalization effort was pursued, namely by extending the integration process to other units and by creating shared service units.

In addition to the results achieved in the areas outlined above, we should also draw attention to the Group's provisioning - a net increase of euro 280.8 million, that exceeds by 37% the previous year's provision charge. Taking into account the difficult times which the Portuguese economy is going through, provisions for credit were reinforced by an amount that exceeds the growth of overdue credit.

The ratio of overdue loans over 90 days was 1.87% while the coverage ratio continued to attain significant levels (149% for overdue loans over 90 days and 131% for total overdue loans).

The solvency ratio remains at comfortable levels: 10.7% according to the Bank of Portugal's rules (Dec 01: 9.3%) and 12.8% under the BIS criteria (Dec 01: 10.7%).

The medium and long-term debt rating is A1, as assigned by Moody's, A- by Standard and Poor's and A+ by Fitchratings.

2002 confirmed the value of Group Banco Espírito Santo's multichannel distribution strategy (particularly as regards the contribution of internet banking) to enhance the efficiency of distribution and cement the Group's relationship with its customers. Leadership of the Internet Banking domestic market was strengthened, in terms of both the absolute number of customers and the penetration rate in the customer base: 586,000 BESnet customers (237,000 frequent users), representing a penetration rate in the individual customer base of 37%; 19,000 BESnet Negócios customers, accounting for a penetration rate in the small trades and the medium and large-sized companies segments of, respectively, 9.8% and 51.5%. The strong contribution to the Bank's income statement also deserves a note: on the costs side, thanks to the outsourcing of operations and rationalization of processes; on the revenue side, by saving time in the branches better employed in commercial action, and by virtue of fees and commissions generated by the direct channels. 22% of low-value operations were outsourced to the direct channels while 84% of all the Bank's stock exchange orders were also executed through these channels.

In the Azores, Banco Espírito Santo merged its operations with those of Caixa Económica da Misericórdia de Ponta Delgada, resulting in the establishment of Banco Espírito Santo dos Açores. This new unit closed the year with net assets of euro 205.3 million and a net profit of euro 1.15 million corresponding to six months in operation.

The process aimed at merging the Banco Espírito Santo, S.A. (Spain) and Espírito Santo Benito y Monjardín (ES ByM) networks was started in 2002, while at the same time their central services were integrated and costs cuts were obtained. In 2003 Banco Espírito Santo, S.A. (Spain) will be more focused on individuals, gearing corporate business to serve Banco Espírito Santo customers in Spain. In turn ES B&M will continue to operate in the financial markets and investment banking.

The restructuring process of InterAtlântico, SA (IASA) was completed in 2002, the entire stake held in Banco Bradesco, SA (3.29%) being concentrated under Banco Espírito Santo. This process involved the disposal by Group Banco Espírito Santo of its controlling position in IASA. The Bradesco partnership project was pursued, permitting to provide support to corporate customers with the valuable assistance of Banco Espírito Santo Investimento do Brasil.

The sale of the 20% holding in Kredyt Bank (Poland), in the first quarter, yielded Banco Espírito Santo a capital gain of euro 18 million, besides releasing the corresponding own funds. This sale reflects Group Banco Espírito Santo's strategic move towards concentrating resources allocated to international expansion in the Iberian Peninsula and other markets having affinities with Portugal.

We pursued this year the stock-based incentive system (SIBA), allocating over 1.6% of BES share capital to the entire staff of all the Group's organizations.

The development of new mechanisms aimed at improving corporate governance was another very important step taken in 2002. In this context, a new Code of Conduct addressed to all the employees of Group Banco Espírito Santo has been approved this year, and it has been gradually adapted and introduced to the Group's various credit institutions and financial companies. The main objective of this code is to establish a set of ethical duties, to prevent situations of conflict of interests and to regulate individual securities transactions made by the Group's employees.

About a year ago Banco Espírito Santo set up an Audit Committee that functions independently from the Board of Directors and the Executive Committee. This committee is made up of non-executive independent directors, all of them having a profound knowledge and experience of financial matters and credit institutions. At the end of 2002, a new information disclosure and control system was created aimed at guaranteeing the efficiency and quality of the overall process of gathering, assessing and disclosing information to the market. This represented a far-reaching measure that should lead to substantial improvements in current procedures.

A final word to the very good performance of Banco Espírito Santo shares during 2002. The BES share outperformed the PSI 20 as well as the Eurostoxx banking sector index, reflecting the market's recognition of the sustained growth strategy followed by BES.

2003 will be a year of multiple challenges and constraints, framed by a macroeconomic climate of uncertainty and a certain degree of pessimism. We nevertheless believe that the conditions are in place that will allow us to pursue in the path we have set out to tread in a sustained and balanced way. We are grateful to our Customers and Shareholders for the trust and confidence they have deposited in us, and will strive to continue to deserve it with the professionalism, dedication and spirit of innovation that has been the hallmark of our activity.

We end by expressing the high esteem in which we hold the Monetary and Financial Authorities and the Supervisory Board.

António Luís Roquette Ricciardi
Ricardo Espírito Santo Silva Salgado



José Malhoa
Loving Care
Oil Painting
Banco Internacional de Crédito

Corporate Bodies and Qualifying Stakes



> Composition

In light of BES's statute as a public company, its corporate bodies are elected at General Meetings and are located in the Bank's registered office. Their present composition for the 2000-2003 four-year mandate is as follows:

> Table of the General Meeting

Chairman	Carlos Fernando Olavo Corrêa de Azevedo
Vice-Chairman	Eugénio Fernando de Jesus Quintais Lopes
Secretary	José Jácome da Costa Marques Henriques

> Board of Directors

Chairman	António Luís Roquette Ricciardi
Vice-Chairman	Ricardo Espírito Santo Silva Salgado
Vice-Chairman	Jean Gaston Pierre Marie Victor Laurent
Member	Mário Mosqueira do Amaral
Member	José Manuel Pinheiro Espírito Santo Silva
Member	António José Baptista do Souto
Member	Jorge Alberto Carvalho Martins
Member	Manuel António Gomes de Almeida Pinho
Member	Yves Henri Camille Barsalou
Member	Aníbal da Costa Reis de Oliveira
Member	José Manuel Ferreira Neto
Member	Manuel de Magalhães Villas-Boas
Member	Manuel Fernando Moniz Galvão Espírito Santo Silva
Member	Jackson Behr Gilbert
Member	Manuel António Ribeiro Serzedelo de Almeida[1]
Member	José Maria Espírito Santo Silva Ricciardi
Member	Jean-Luc Louis Marie Guinoiseau
Member	Gilles François Gramat
Member	Rui Manuel Duarte Sousa da Silveira
Member	Joaquim Aníbal Brito Freixial de Goes
Member	Francisco Luís Murteira Nabo
Member	Pedro José de Sousa Fernandes Homem
Member	Ilídio da Costa Leite de Pinho
Member	Herman Agneessens
Member	Patrick Gérard Daniel Coudène
Member	Michel Victor François Vilatte
Member	Mário Martins Adegas
Member	Luís António Burnay Pinto de Carvalho Daun e Lorena
Member	Lázaro de Mello Brandão
Member	Ricardo Abecassis Espírito Santo Silva
Member	Bernard Henri Georges De Wit

[1] Manuel Serzedelo de Almeida is suspended from his post as member of BES's Board of Directors for a period of no less than 60 days, following a request for temporary suspension, submitted by himself to the Chairman of the Supervisory Board on January 24, 2003.

⊳ Executive Committee

President	Ricardo Espírito Santo Silva Salgado
	Mário Mosqueira do Amaral
	José Manuel Pinheiro Espírito Santo Silva
	José Manuel Ferreira Neto
	António José Baptista do Souto
	Jorge Alberto Carvalho Martins
	Manuel António Gomes de Almeida Pinho
	José Maria Espírito Santo Silva Ricciardi
	Jean-Luc Louis Marie Guinoiseau
	Rui Manuel Duarte Sousa da Silveira
	Joaquim Aníbal Brito Freixial de Goes
	Pedro José de Sousa Fernandes Homem
	Patrick Gérard Daniel Coudène

⊳ Supervisory Board

Chairman	Jacques dos Santos
Executive member	José Queiroz Lopes Raimundo
Official Auditors	João Augusto & Associados - SROC, Sociedade de Revisores Oficiais de Contas, represented by Inês Maria Bastos Viegas Clare Neves Girão de Almeida
Deputy Official Auditors	Jean-Éric Gaign
Substitute	José Manuel Macedo Pereira



⊳ Company Secretary

Secretary	Eugénio Fernando Quintais Lopes
Deputy Secretary	Paulo António Estima da Costa Gonçalves Padrão





Executive Committee

From left to right

Joaquim Aníbal Brito Freixial de Goes
António José Baptista do Souto
José Maria Espírito Santo Silva Ricciardi
Rui Manuel Duarte Sousa da Silveira
Patrick Gérard Daniel Coudène
Mário Mosqueira do Amaral
Ricardo Espírito Santo Silva Salgado (President)
José Manuel Pinheiro Espírito Santo Silva
José Manuel Ferreira Neto
Manuel António Gomes de Almeida Pinho
Jorge Alberto Carvalho Martins
Jean-Luc Louis Marie Guinoiseau
Pedro José de Sousa Fernandes Homem

> Shareholdings of the Members of the Corporate Bodies

List to which no. 5 of article 447 of the Companies Code refers:

António Luís Roquette Ricciardi

At the start of the year owned 50,000 BES shares; BES/Cabaz DSL 2003 bonds in the amount of euro 26,000; BES / Cabaz 2003 bonds in the amount of euro 50,000; Espírito Santo Investment PLC/7.5% bonds in the amount of euro 100,000; and BES / Cabaz 2004 bonds in the amount of euro 50,000.

At the capital increase, whose deed was registered on March 27, 2002, was attributed 12,500 BES shares by incorporation of reserves and by rights issue subscribed 17,500 BES shares at euro 11.00 each.

On December 31, 2002 held 80,000 BES shares, plus the bonds held on December 31, 2001.

Ricardo Espírito Santo Silva Salgado

At the start of the year held 130,318 BES shares; 1 share of Crediflash-Sociedade Financeira para Aquisições a Crédito, S.A. and 20 shares of Fiduprivate-Sociedade de Serviços, S.A.

At the capital increase, whose deed was registered on March 27, 2002, was attributed 32,580 BES shares by incorporation of reserves and by rights issue subscribed 43,750 BES shares at euro 11.00 each.

Within the scope of the stock-based incentive system (SIBA), on May 7, 2002 purchased 29,471 BES shares at euro 11.50 each.



On December 31, 2002 held 236 119 BES shares. Other holdings on December 31, 2001 did not change.

Mário Mosqueira do Amaral

At the start of the year owned 14,067 BES shares; 1 share of Crediflash-Sociedade Financeira para Aquisições a Crédito, S.A.; 20 shares of Fiduprivate-Sociedade de Serviços, S.A.; and BES / Cabaz 2003 bonds in the amount of euro 100,000.

At the capital increase, whose deed was registered on March 27, 2002, was attributed 3,516 BES shares by incorporation of reserves and by rights issue subscribed 5,334 BES shares at euro 11.00 each.

Within the scope of the stock-based incentive system (SIBA), on May 7, 2002 purchased 21,612 BES shares at euro 11.50 each.

On December 31, 2002 held 44 529 BES shares. Other holdings on December 31, 2001 did not change.

José Manuel Pinheiro Espírito Santo Silva

At the start of the year held 20,444 BES shares; 1 share of Crediflash-Sociedade Financeira para Aquisições a Crédito, S.A.; and 20 shares of Fiduprivate-Sociedade de Serviços, S.A.

At the capital increase, whose deed was registered on March 27, 2002, was attributed 5,110 BES shares by incorporation of reserves and by rights issue subscribed 8,802 BES shares at euro 11.00 each.

On April 5, 2002 purchased 100 shares of ES Financial Consultants (Asset Management),

S.A. at euro 5 each.
Within the scope of the stock-based incentive system (SIBA), on May 7, 2002 purchased 21,612 BES shares at euro 11.50 each.
On December 31, 2002 held 55,968 BES shares plus the other referred holdings.

António José Baptista do Souto
At the start of the year owned 51,130 BES shares.
On February 18, 2002 sold 9500 BES shares at euro 11.60 each.
At the capital increase, whose deed was registered on March 27, 2002, was attributed 12,783 BES shares by incorporation of reserves and by rights issue subscribed 12,782 BES shares at euro 11.00 each.
Within the scope of the stock-based incentive system (SIBA), on May 7, 2002 purchased 21,612 BES shares at euro 11.50 each.
On November 18, 2002 sold 20,000 BES shares at euro 11.00 each.
On November 28, 2002 sold 10,000 BES shares at euro 11.50 each.
On December 11, 2002 sold 3,482 BES shares at euro 12.00 each.
On December 16, 2002 sold 6,518 BES shares at euro 12.00 each.
On December 31, 2002 held 48,807 BES shares.

Jorge Alberto Carvalho Martins
At the start of the year held 12,016 BES shares.
On January 30, 2002 sold 1,016 BES shares for euro 14,676.17.
At the capital increase, whose deed was registered on March 27, 2002, was attributed 2,750 BES shares by incorporation of reserves and by rights issue subscribed 2,750 BES shares at euro 11.00 each.
Within the scope of the stock-based incentive system (SIBA), on May 7, 2002 purchased 21,612 BES shares at euro 11.50 each.
On December 31, 2002 held 38,112 BES shares.



Manuel António Gomes de Almeida Pinho
At the start of the year held 11,384 BES shares.
At the capital increase, whose deed was registered on March 27, 2002, was attributed 2,846 BES shares by incorporation of reserves and by rights issue subscribed 2,846 BES shares at euro 11.00 each.
Within the scope of the stock-based incentive system (SIBA), on May 7, 2002 purchased 21,612 BES shares at euro 11.50 each.
On December 31, 2002 held 38,688 BES shares.

Aníbal da Costa Reis de Oliveira
At the start of the year held 70,529 BES shares and 50,000 BES - Euribor bonds for a total amount of euro 50,000.
At the capital increase, whose deed was registered on March 27, 2002, was attributed 17,631 BES shares by incorporation of reserves and by rights issue subscribed 21,840 BES shares at euro 11.00 each.
In May 2002 purchased BES - Finance, Ltd. 6.625% bonds in the amount of euro 900,000.
In October 2002 sold 25,000 BES - Euribor bonds, for a total amount of euro 25,000.

On December 31, 2002 held 110,000 BES shares, euro 25,000 in BES - Euribor bonds and euro 900,000 in BES - Finance, Ltd 6.625% bonds.

José Manuel Ferreira Neto

At the start of the year owned 36,167 BES shares.

On March 28, 2002 sold 22,282 BES shares at euro 12.10 each.

At the capital increase, whose deed was registered on March 27, 2002, was attributed 9,041 BES shares by incorporation of reserves and by rights issue subscribed 9,041 BES shares at euro 11.00 each.

Within the scope of the stock-based incentive system (SIBA), on May 7, 2002 purchased 24,558 BES shares at euro 11.50 each.

On December 9, 2002 sold 12,640 BES shares at euro 11,84 each.

On December 31, 2002 held 43,885 BES shares.

Manuel de Magalhães Villas-Boas

At the start of the year held 384 BES shares.

At the capital increase, whose deed was registered on March 27, 2002, was attributed 96 BES shares by incorporation of reserves and by rights issue subscribed 96 BES shares at euro 11.00 each.

On December 31, 2002 held 576 BES shares.



Manuel Fernando Moniz Galvão Espírito Santo Silva

At the start of the year held 730 BES shares.

At the capital increase, whose deed was registered on March 27, 2002, was attributed 182 BES shares by incorporation of reserves.

On December 31, 2002 held 912 BES shares.

Jackson Behr Gilbert

At the start of the year held 710 BES shares.

On January 7, 2002 purchased 90 BES shares for euro 1,313.55.

At the capital increase, whose deed was registered on March 27, 2002, was attributed 200 BES shares by incorporation of reserves and by rights issue subscribed 200 BES shares at euro 11.00 each.

On December 31, 2002 held 1,200 BES shares.

Manuel António Ribeiro Serzedelo de Almeida (1)

At the start of the year owned 13,296 BES shares.

At the capital increase, whose deed was registered on March 27, 2002, was attributed 3,324 BES shares by incorporation of reserves and by rights issue subscribed 3,324 BES shares at euro 11.00 each.

Within the scope of the stock-based incentive system (SIBA), on May 7, 2002 purchased 24,560 BES shares at euro 11.50 each.

On December 31, 2002 held 44,504 BES shares.

Companhia de Cervejas Estrela, SA, of which he is a shareholder and the Chairman of the Board of Directors, held at the start of the year 139,823 BES shares.

(1) Manuel Serzedelo de Almeida is suspended from his post as member of BES's Board of Directors for a period of no less than 60 days, following a request for temporary suspension, submitted by himself to the Chairman of the supervisory Board on January 24, 2003.

At the capital increase, whose deed was registered on March 27, 2002, was attributed 34,954 BES shares by incorporation of reserves.
On June 27, 2002 sold 139,823 BES shares for the total amount of euro 1,600,973.35.
On December 31, 2002 held 34,954 BES shares.

José Maria Espírito Santo Silva Ricciardi
At the start of the year held 11,000 BES shares.
At the capital increase, whose deed was registered on March 27, 2002, was attributed 2,750 BES shares by incorporation of reserves and by rights issue subscribed 375 BES shares at euro 11.00 each.
Within the scope of the stock-based incentive system (SIBA), on May 7, 2002 purchased 21,612 BES shares at euro 11.50 each.
On December 31, 2002 held 35,737 BES shares.

Jean-Luc Louis Marie Guinoiseau
At the start of the year held 11,000 BES shares.
At the capital increase, whose deed was registered on March 27, 2002, was attributed 2,750 BES shares by incorporation of reserves and by rights issue subscribed 2,750 BES shares at euro 11.00 each.
Within the scope of the stock-based incentive system (SIBA), on May 7, 2002 purchased 21,612 BES shares at euro 11.50 each.
On December 31, 2002 held 38,112 BES shares.

Rui Manuel Duarte Sousa da Silveira
At the start of the year held 11,811 BES shares.
At the capital increase, whose deed was registered on March 27, 2002, was attributed 2,952 BES shares by incorporation of reserves and by rights issue subscribed 2,750 BES shares at euro 11.00 each.
Within the scope of the stock-based incentive system (SIBA), on May 7, 2002 purchased 21,612 BES shares at euro 11.50 each.
On December 31, 2002 held 39,125 BES shares.



Joaquim Aníbal Brito Freixial de Goes
At the start of the year held 11,731 BES shares.
At the capital increase, whose deed was registered on March 27, 2002, was attributed 2,932 BES shares by incorporation of reserves and by rights issue subscribed 2,932 BES shares at euro 11.00 each.
Within the scope of the stock-based incentive system (SIBA), on May 7, 2002 purchased 21,612 BES shares at euro 11.50 each.
On December 31, 2002 held 39,207 BES shares.

Francisco Luís Murteira Nabo
At the start of the year held 800 BES shares; BES / Cabaz 2003 bonds in the amount of euro 50,000 and BES / Cabaz 2004 bonds in the amount of euro 50,000.
At the capital increase, whose deed was registered on March 27, 2002, was attributed

200 BES shares by incorporation of reserves and by rights issue subscribed 200 BES shares at euro 11.00 each.

On December 31, 2002 held 1,200 BES shares. Other holdings on December 31, 2001 did not change.

Pedro José de Sousa Fernandes Homem

At the start of the year held 11,000 BES shares.

At the capital increase, whose deed was registered on March 27, 2002, was attributed 2,750 BES shares by incorporation of reserves and by rights issue subscribed 2,750 BES shares at euro 11.00 each.

On April 5, 2002 purchased 100 shares of ES Financial Consultants (Asset Management), S.A. at euro 5.00 each.

Within the scope of the stock-based incentive system (SIBA), on May 7, 2002 purchased 21,612 BES shares at euro 11.50 each.

On December 31, 2002 held 38,112 BES shares and 100 shares of ES Financial Consultants (Asset Management), S.A.

Patrick Gérard Daniel Coudène

Within the scope of the stock-based incentive system (SIBA), on May 7, 2002 purchased 21,612 BES shares at euro 11.50 each, maintaining these shares on December 31, 2002.



Mário Martins Adegas

On the date of the election of the Board of Directors, March 27, 2002, held 72,847 BES shares.

At the capital increase, whose deed was registered on March 27, 2002, was attributed 18,211 BES shares by incorporation of reserves and by rights issue subscribed 18,211 BES shares at euro 11.00 each.

Within the scope of the stock-based incentive system (SIBA), on May 6, 2002, purchased 18,664 BES shares at euro 11.50 each.

On December 31, 2002 held 127,933 BES shares.

Ricardo Abecassis Espírito Santo Silva

On the date of the election of the Board of Directors, March 27, 2002, held 13,497 BES shares.

At the capital increase, whose deed was registered on March 27, 2002, was attributed 3,374 BES shares by incorporation of reserves and by rights issue subscribed 3,374 BES shares at euro 11.00 each.

Within the scope of the stock-based incentive system (SIBA), on May 6, 2002, purchased 18,665 BES shares at euro 11.50 each.

On December 31, 2002 held 38,910 BES shares.

> Shareholders of Qualifying Stakes

Information on shareholders having qualified stakes as calculated under the terms of article 20 of the Securities Code for the purposes set forth in section e), no. 1, article 6 of the Portuguese Securities Market Commission (CMVM) Regulation no. 11/2000, as amended by the CMVM Regulation no. 24/2000.

- **BESPAR-SGPS, S.A.** holds directly 125,929,168 Banco Espírito Santo, S.A. shares representing 41.98% of the share capital and voting rights.

  Under the terms of section b), no. 1, article 20 of the Securities Code, another 6.17% that corresponds to 18,520,615 Banco Espírito Santo, S.A. shares held directly and indirectly by Companhia de Seguros Tranquilidade - Vida, S.A., a company controlled by BESPAR, SGPS, S.A., is also included in its voting rights.

  Under the terms of section d), no. 1, article 20 of the Securities Code, another 0.16% corresponding to the 475,807 Banco Espírito Santo, S.A. shares held by the members of its corporate bodies are also counted as BESPAR, SGPS, S.A. voting rights.

  Accordingly, 144,925,590 shares corresponding to 48.31% of the voting rights are directly and indirectly attributable to BESPAR, SGPS, S.A..

- **CRÉDIT AGRICOLE, S.A.** holds directly 26,419,710 Banco Espírito Santo, S.A. shares representing 8.81% of the share capital and voting rights.



- **COMPANHIA DE SEGUROS TRANQUILIDADE-VIDA, S.A.** holds directly 18,418,135 Banco Espírito Santo, S.A. shares, and indirectly, under the terms of section d), no. 1, article 20 of the Securities Code, another 0.034% of the voting rights that correspond to 102,480 Banco Espírito Santo, S.A. shares held by the members of its corporate bodies. This corresponds to a total of 6.17% of the share capital and voting rights.

- **BANCO BRADESCO, S.A.** holds directly 9,000,000 Banco Espírito Santo, S.A. shares representing 3.00% of the share capital and voting rights.

- **PORTUGAL TELECOM, SGPS, S.A.** holds directly a total of 4,200,000 Banco Espírito Santo, S.A. shares representing 1.4% of the share capital and voting rights.

  The pension funds whose associates are companies of the PT Group and which are managed by Previsão - Sociedade Gestora de Fundos de Pensões, S.A., hold 7,864,744 Banco Espírito Santo, S.A. shares, representing 2.62% of the share capital and voting rights.

  Under the terms of section d), no. 1 of article 20 of the Securities Code the voting rights of PORTUGAL TELECOM, SGPS, S.A. also include a further 0.03% corresponding to 95,007 Banco Espírito Santo, S.A. shares that are held by the members of the PT Group corporate bodies.

- Under the terms of no. 1, article 20 of the Securities Code, the following are counting as being owned by **ESPÍRITO SANTO FINANCIAL GROUP, S.A.** (Luxembourg):

- the voting rights corresponding to the 962,525 Banco Espírito Santo, S.A. shares which it holds directly;

- the voting rights corresponding to the Banco Espírito Santo, S.A. shares held directly and indirectly by BESPAR, SGPS, S.A. (specified above), in so far as Espírito Santo Financial Group, S.A. holds 100% of the share capital of Espírito Santo Financial (Portugal), SGPS, S.A., which in turn controls BESPAR, SGPS, S.A.

- the voting rights corresponding to the Banco Espírito Santo, S.A. shares held by the members of the Supervisory Board and Board of Directors of Espírito Santo Financial Group, S.A. (Luxembourg), as controlling company, as well as shares held by companies controlled direct or indirectly by it and/or members of the Supervisory Boards and Board of Directors, which together hold a total of 1,362,222 shares corresponding to 0.45% of the voting rights.

Accordingly, and under the terms of article 20 of the Securities Code referred above, 147,250,337 shares corresponding to approximately 49.00% of the voting rights are directly and indirectly attributable to Espírito Santo Financial Group, S.A. (Luxembourg).

By application of sections b) and d) of article 20 of the Securities Code, this percentage of voting rights is attributable to **ESPÍRITO SANTO INTERNATIONAL HOLDING, S.A.** (E.S.I.H.), and, together with the 177,336 shares held by members of the Board of Directors and Supervisory Board of Companies it controls directly and indirectly, totaling 147,427,673 shares corresponding to approximately 49.14% of the voting rights.

Under the terms and for the purposes of article 448 of the Companies Code, the following shareholders held at least one tenth, one third or half of the share capital of BES, S.A. as of December 31, 2002:

Shareholders	No. of Shares	% Share Capital	% Voting Rigths
BESPAR - Sociedade Gestora de Participações Sociais, S.A.(*)	125,929,168	41.98	41.98

(*) Under the terms and for the purposes of sections b) and d) of no. 1, article 20 of the Securities Code, another 6.33% corresponding to 18,996,422 shares are also counting as BESPAR-SGPS, S.A. voting rights.





Júlio Pomar
Grappling the Bull
Tapestry
Banco Espirito Santo

Financial Highlights and Business Indicators



VARIABLES/INDICATORS	1999	2000	2001	2002
BALANCE (euro million)				
Total Assets (1)	37,686	42,896	48,366	53,120
Net Assets	29,385	33,936	38,523	41,234
Loans and Advances to Customers (Gross)	16,987	21,789	24,569	25,795
Total Customer Funds	24,787	27,370	31,497	34,059
Regulatory Capital	2,523	3,092	3,462	4,232
PROFITABILITY (%)				
Return on Assets (ROA)	0.77	0.76	0.55	0.57
Return on Equity (ROE)	21.14	21.94	15.57	13.10
SOLVENCY (%)				
BIS Ratio				
- Total	10.85	10.96	10.75	12.81
- TIER I	7.19	7.16	6.42	7.19
Bank of Portugal Ratio				
- Total	8.99	9.29	9.28	10.74
- TIER I	6.13	6.37	5.83	6.06
ASSET QUALITY (%)				
Overdue Loans > 90 days /Gross Loans	2.05	1.66	1.50	1.87
Coverage of Overdue Loans > 90 days	137.6	155.3	161.1	148.7
PRODUCTIVITY / EFFICIENCY				
Operating Costs / Total Assets (%)	1.46	1.47	1.48	1.36
Assets per Employee (euro thousand)	4,859	5,438	5,992	7,017
Cost to Income (%)	53.1	51.0	58.2	53.4
RATINGS				
Short Term				
STANDARD AND POOR'S	A 1	A 1	A 2	A 2
MOODY'S	P 1	P 1	P 1	P 1
FITCHRatings	-	-	-	F1
Long Term				
STANDARD AND POOR'S	A	A	A -	A -
MOODY'S	A 2	A 1	A 1	A 1
FITCHRatings	-	-	-	A+




(1) Includes assets and liabilities disintermediation

euro million

Net Assets



8,301
29,385
8,960
33,936
9,843
38,523
11,886
41,234
1999
2000
2001
2002
Net Assets
Off-Balance Sheet (1)

(*) Includes asset and liability off-balance sheet items

euro million

Business with Customers



24,787
17,227
27,370
22,028
31,497
24,774
34,059
27,298
1999
2000
2001
2002
Total Funds
Credit

(*) includes asset en liability off balance sheet items.

euro million

Own Funds



2,523
602
767
1,154
3,092
569
1,083
1,440
3,462
615
1,443
1,404
4,232
534
1,696
2,002
1999
2000
2001
2002
Equity
Subordinated Debt
Pref. Shares + Minority Interests

euro million

Net Profit



205.5
228.0
197.7
222.5
1999
2000
2001
2002



%

Overdue Loans (> 90 days) and Coverage Ratios



138
155
161
149
2.05
1.66
1.50
1.87
1999
2000
2001
2002
Coverage (%)
Overdue Ratio (%)

%

Profitability and Efficiency



53.1
51.0
58.2
53.4
21.1
21.9
15.6
13.1
1999
2000
2001
2002
ROE (%)
Cost to Income (%)

%

Banking Income (%)



16
17
10
10
29
31
31
30
55
52
59
60
1999
2000
2001
2002
Net Interest Income
Fees and Com.
Capital Markets Results

number

Branches



608
629
645
642
1999
2000
2001
2002

Results and Profitability

	VARIABLES	SIMBOL.	1999	2000	2001	2002
	AVERAGE BALANCE (euro million)					
	Financial assets	$\overline{FA}$	24,169	27,483	33,025	35,559
	Capital and Reserves	$\overline{KP}$	972	1,039	1,270	1,698
	Net Assets	$\overline{NA}$	26,581	30,140	36,026	39,065
	INCOME STATEMENT (euro million)					
	Net Interest Income	NII	569.0	640.2	718.6	808.2
+	Fees and Commissions	FC	300.3	377.8	382.6	407.3
=	Commercial Banking Income	CBI	869.3	1018.0	1101.2	1215.5
+	Capital Markets Results	CMR	160.6	211.0	125.8	138.5
=	Operating Banking Income	BI	1,029.9	1,229.0	1,227.0	1,354.0
-	Operating Costs	OC	547.2	627.0	714.1	722.7
-	Net provisions	Prov	167.9	257.4	204.8	280.8
-	Extraordinary Results and Others	XR	-2.8	-1.9	23.4	57.2
=	Results Before Taxes and Minorities	RBT	317.6	346.5	284.7	293.3
-	Income Tax	IT	48.5	64.0	38.6	38.5
-	Minority Interests	MI	63.6	54.5	48.4	32.3
=	Net Profit	NP	205.5	228.0	197.7	222.5
	PROFITABILITY (%)					
	Net interest margin	$NII / \overline{FA}$	2.35	2.33	2.18	2.27
+	Return on fees and commissions	$FC / \overline{FA}$	1.24	1.37	1.16	1.15
+	Return on capital markets results	$CMR / \overline{FA}$	0.66	0.77	0.38	0.39
=	Business margin	$BI / \overline{FA}$	4.26	4.47	3.72	3.81
-	Weighting of operating costs	$OC / \overline{FA}$	2.26	2.28	2.16	2.03
-	Weighting provisions	$Prov / \overline{FA}$	0.69	0.94	0.62	0.79
-	Minority interests and other costs	$(MI+IT+XR) / \overline{FA}$	0.45	0.42	0.33	0.36
=	Return on financial assets	$NP / \overline{FA}$	0.85	0.83	0.60	0.63
x	Weighting of financial assets	$\overline{FA} / \overline{NA}$	0.91	0.91	0.92	0.91
=	Return on assests (ROA)	$NP / \overline{NA}$	0.77	0.76	0.55	0.57
x	Placements multiplier	$\overline{NA} / \overline{KP}$	27.35	29.01	28.38	23.01
=	Return on equity (ROE)	$NP / \overline{KP}$	21.14	21.94	15.57	13.11





Souza Pinto
Return from the River
Oil painting
Banco Internacional de Crédito

Stock Market Indicators



Stock Market Indicators

INDICATORS			2001 (1)	2002 Stated (2)	2002 Adjusted (3)	Change % (3/1)
1. No Shares outstanding	(thousand)		200,000	300,000	241,667[a]	20.8
2. Last price	(euro)		14.47	12.50	12.50	-13.6
3. Stock market capitalization	(euro million)		2,894	3,750	3,021	4.4
Consolidated financial data						
4. Capital and reserves	(euro million)		1,206	1,779	1,779	47.5
5. Net profit	(euro million)		197.7	222.5	222.5	12.5
6. Gross dividend	(euro million)		75.2	86.1	86.1	14.5
7. Pay Out Ratio	(%)	(6/5)	38.04	38.70	38.70	0.7 p.p.
Per share data						
8. Book value	(euro)	(4/1)	6.03	5.93	7.12[b]	18.0
9. Net profit	(euro)	(5/1)	0.99	0.74	0.92[a]	-7.0
10. Gross dividend	(euro)	(6/1)	0.376	0.287	0.356[a]	-5.2
Price as multiple of						
11. Book value (PBV)	PBV	(2/8)	2.40	2.11	1.76	-
12. Net profit (PER)	PER	(2/9)	14.62	16.85	13.58	-
Price return on						
13. Net profit	(%)	(9/2)	6.84	5.93	7.37	-
14. Dividend (Dividend Yield)	(%)	(10/2)	2.60	2.30	2.85	-



(1) Number of shares considered: initial number of shares (200 million) + shares subscribed in cash (50 million) weighted by holding period (10/12).
(2) Number of shares considered: 250 million; excludes 50 million of incorporation of reserves in capital increase.
(*) Proposal to be submitted to the General Meeting of March 26, 2003 of a dividend per share of euro 0.287 on all shares existing at the end of the year.

The stock market performance of the BES share reflects on the one hand the market's negative evolution, and on the other the impact of the capital increase that took place in the first quarter of 2002. The number of shares was therefore adjusted to permit a comparison with the previous year.

The share price decreased by 13.6%, which compares well with the fall experienced by the PSI 20 index (-25.6%); the Price Earnings Ratio declined from 14.62 to 13.58; the Price Book Value came down to 1.76%; and the Pay Out Ratio, at 38.7%, remained practically flat. On the other hand the share price profitability indicators made frank progress, with the dividend yield rising from 2.60% to 2.85% and the price return on earnings growing from 6.84% to 7.37%.

Despite an unfavorable economic climate, with the annual stock exchange trading volume falling by roughly 25%, the BES share trading volume actually increased, and turnover improved.

	1999	2000	2001	2002
Annual volume (M€)	1,022	1,020	652	1,056
Turnover (%)	31.2	28.5	22.6	28.2

> Bes Shares and the Market

The capital market was sluggish throughout the year, a fact made quite visible by the PSI 20's annual fall of 25.6%. Still, BES reached a stock market capitalization of euro 3,750 million at year end, corresponding to an increase in the Bank's market value of around 30% - this being naturally influenced by the capital increase that took place in the first quarter.

Hand in hand with this increase in value, the stock gained ground in the Portuguese corporate fabric. BES's share in terms of the equity market capitalization rose from 3% in 2001 to 5% in 2002, which corresponds to the third highest stock market capitalization amongst Portuguese companies listed in the Euronext Lisbon.

The good performance of BES shares can also be gauged by looking at the general trend in share prices: overall, BES outperformed the market, and except for the period immediately following the capital increase, the share price improved consistently from the second quarter until the end of the year.


(euro million)
Evolution of Market Cap
3,278
3,580
2,894
3,750
1999
2000
2001
2002


Evolution of Share Price 2002
100
BES
EUROSTOXX BANKS
PSI 20
Base 100: 2 Janeiro 2002

Source: Bloomberg

> Shareholders

The profile of BES's shareholders did not change significantly after the capital increase. The main shareholders as of December 31, 2001 were as follows:

Shareholders	% Share capital
BESPAR – Sociedade Gestora de Participações Sociais, S.A.	41.98
Crédit Agricole, S.A.A	8.81
Companhia de Seguros Tranquilidade - Vida, S.A.	6.14
Banco Bradesco, S.A.	3.00
Previsão - Sociedade Gestora de Fundos de Pensões, S.A. (*)	2.68
Portugal Telecom, S.G.P.S., S.A.	1.40

(*)The pension funds whose associates are companies of the PT Group, managed by Previsão, represent 2.62% of the share capital and voting rights.

number

Shareholders by Number of Shares Held

5.5% more than 5,000

20.5% from 1,001 to 5,000

up to 500 56.7%

17.3% from 501 to 1,000

The breakdown by categories reveals the predominance of individual shareholders, who see in the BES share a safe investment with an attractive return.


number
Shareholders by Legal Status
Funds
0.2%
2.1%
Others
Individuals
97.7%

Transactions of Own shares	Number	Unit Value (euro)	Total (euro)
Balance at December 31, 2001	0	-	-
Transactions During the Period			
Purchases	4,777,955	11.49	54,899,988
Sales	4,777,955	11.50	54,946,483
Balance at December 31, 2002	0	-	-

> Own Shares

The transactions involving own securities carried out in 2002 concerned exclusively the shares purchased by BES and sold entirely to its employees within the scope of the share allocation plan - the stock-based incentive system (SIBA).

In accordance with the legislation in force (article 66 of the Companies Code), the following chart presents the information on transactions of own securities.





Pedro Proença
Ins and Outs
Oil on panel
Banco Espirito Santo

Strategic Guidelines

Group Banco Espírito Santo leads its business of providing a universal range of financial services from the fundamental perspective of creating value for its Shareholders while satisfying the equally essential condition of simultaneously meeting the interests of both Customers and Staff.

In fact, the sustained creation of value for the Shareholders relies on a permanent focus on the Customer, by providing a specialized, innovative and high-quality service that aims at establishing a long-term financial relationship. On the other hand, a highly competent, dedicated and motivated Staff, able, not only of executing tasks but also of raising questions, will keep the organization on the track of improvement and innovation.

This combination of interests lies at the base of Group BES's strategic objective of further progressing in the path to growth to become the best and most profitable Portuguese Financial Group.

Group Banco Espírito Santo has assumed service excellence as the main driver of strategic differentiation. Along these lines, it has evolved towards the creation of a universal financial group, offering a comprehensive range of financial products and services and involved in all the segments - individual, corporate and institutional customers.

Throughout its history, Group Banco Espírito Santo and its solid and stable core of shareholders have successfully gone through different economic contexts and always acted upon highly consistent standards.

Finally, the role played by technological innovation is not only critical in terms of improving service quality, but also in providing answers that will satisfy the customers' needs and simplify their life, and in the potential it has for raising business efficiency and hence meeting the objective of value creation.


Shareholders
Investment
Dividends Return
Group BES
Growth
Profitability
Loyalty
Business Growth
Results Driven
Performance
Satisfaction
Motivation
CLIENTS
STAFF



Pedro Cabrita Reis
Mixed Technique on Paper
Banco Espírito Santo

Basis of Commercial Performance and Multispecialization



The activity developed by Group Banco Espírito Santo throughout 2002 focused on the fine-tuning of its commercial approach to the various customer segments. Specifically, a number of actions were prepared and carried out aimed at enhancing the relationship with the customer based on the perception of his needs.

The successful implementation of the "Proximity Banking" project was one of these actions. It involved refining the segmentation of the universe of retail customers and streamlining the commercial approach to each segment, namely by having regard to the potential economic value of each and the value proposal presented. This allowed Group Banco Espírito Santo to further cement the multispecialist nature of its offer, where each customer will find full and optimal satisfaction of his financial needs, either those relating to his day-to-day requirements and those involving medium and long-term investments and credit.

The activity developed in 2002 also addressed a number of cross-section issues that have contributed to the high level of differentiation maintained by Group Banco Espírito Santo. Among these, BES's leadership of direct channels from the start (particularly of Internet Banking) and the strong effort put into reinforcing quality levels across all areas of the organization should be mentioned.

The implementation of a total quality policy was pursued in 2002. Over the last few years the aim of this policy has been to establish service quality as a differentiating feature of the Group's activity. Several measures were taken to enhance service quality, namely through the "+ Service + Value" project, aimed at simplifying and standardizing procedures, and certifying staff skills, through training. At the same time, efficient service recovery means were tested in the commercial networks, specifically to support the response to customer problems and complaints.

The instruments used to monitor external quality, launched in previous years, were consolidated. Namely, satisfaction surveys to the market's key segments were given greater prominence, and almost the entire commercial network was covered by "Mystery Client" surprise visits to the branches. As the Group consolidates its commitment to service quality, service quality itself is increasingly aligned to the incentive systems of the various organic units.

The correctness of these initiatives was made apparent by the good progress made by Group BES's average market share (estimated at around 17%), though at a more moderate pace than in past years. The Group maintained its leadership of Internet Banking, with a share of 28% in terms of regular users, according to available market estimates.

Average Market Share and on Main Business Lines

Average market share 17%

Deposits	Individual Pension Plans	Mutual Funds	Mortgage Loans	Other Loans to Individuals	Loans to Corporate	Credit Cards (Turnover)	Internet Banking
15.9%*	22.8%	12.9%	15.2%*	10.7%*	16.4%*	18.4%*	28.0%*

(*) Estimate

> Direct Channels: A must for the Customers

The advance made in establishing a multi-channel commercial approach model, supported by the customers' needs and behavior, underscored the ever-increasing importance attributed to direct channels during the reporting year.

The integrated service rationale of direct channels, which seek to provide a remote solution to nearly all the needs arisen in the relationship between the customers and the Bank, presents aspects such as ease of use, accessibility, availability and better service quality that are highly valued and greatly contributed to retain customers and increase their loyalty to the Bank.

At year end, BESnet (Internet banking) had 586,000 active customers, of which 237,000 users - this represents an annual increase of respectively 60% and 26% that ensures the Bank a major position in this area. The penetration in the customer base reached 32%, in line with leading reference figures worldwide.

BESnet accounted for roughly 22% of total low added-value operations externalized. The use of this channel to give and monitor stock exchange orders is particularly noteworthy, with more than 66% of these transactions being carried out through the Internet. On the side of savings products, the customers now have the possibility of subscribing several products on their own (term deposits, housing savings accounts, Individual Pension Plans and PPA[1]).

The past year also confirmed the bet made on Internet banking for corporate use. As a result, at the end of the year approximately 51% of the medium-sized companies were already frequent users of BESnet Negócios. This service was continuously enriched with new and important functionalities, namely the possibility to pay the social security tax, to consult bills and promissory notes, to access independent entrepreneurs and a multi-corporate access for groups of companies. The nearly 20,000 companies actively using the service show the importance of BESnet Negócios as an added value tool in their conduction of business, while representing a clear advantage for BES in terms of enhancing customer loyalty and reducing the work load in the commercial structures.

At the same time the use of the MultiBES ATMs to deposit checks was given a boost, having increased by 40% over the past year. This represented a very important element in externalizing operations and releasing the commercial network for other tasks. The past year was also a year of optimization for BES Directo (telephone banking), which, having reached maturity, is now witnessing the migration of customers to the Internet Banking Service.

(1) Long term savings plans with shares investment profile and tax benefits.



6.1 > Retail Banking

> Implementation of Proximity Banking

Proximity Banking was implemented to cope with an increasingly aggressive and demanding financial environment, which has imposed greater focus on higher added-value services. This had the following implications:

- New segmentation, oriented according to the customers' current and potential value;
- Definition of fresh commercial approaches, optimized for each segment;
- Re-directing of the sales force and restructuring of the commercial organization.

Four major principles presided over the creation of the Proximity Banking project:

Selectivity - treating each customer according to his current and potential value and introducing separate approaches for each segment;

Proactivity - definition of proactive and dynamic commercial approaches;

Standardization - standardizing approach strategies;

Integration of channels - steering customers to the more suitable channels, to ensure the success of each separate commercial approach.

> Dynamics of commercial campaigns and business progress

Notwithstanding an unfavorable macroeconomic situation, 2002 was a year of very positive results for Retail. The Integrated Management of Savings (IMS) campaigns proved very appealing. These campaigns, the cornerstone of the resources offer, were launched on a monthly basis, with new integrated products being added each month. In this context, the following initiatives were taken:

- Diversified channeling of savings into lower-risk bond funds, within the scope of the IMS;
- Launch of the Summer Campaign addressed to Portuguese residents

abroad; this campaign yielded very positive results, in a segment of particular importance for the Group;

- Development of safety packages, in cooperation with Tranquilidade Vida and ES Seguros, to support cross selling and the placement of an integrated range of products;
- Placement of insurance policies - in Non-Life Insurance (Motor, Home and Health) more than 82,300 than policies were sold while the Seguro Protecção Vida grew by more than 70% over the previous year, with sales exceeding 49,000 policies;
- Launch of new Mortgage Credit products aimed at affluent customers (Executive) and, at the end of the year, of a new product featuring a redemption schedule of 40 years.



6.2 > Private Banking

The area of Private Banking has sought to tackle the new challenges arisen out of the macroeconomic environment of the last few years, which has been leading investors to change their behavior, by taking action along the following lines: a permanent follow-up of customers and a systematic assessment of their investment profiles, resorting to a range of own and third-party products adapted to their needs and expectations; a more defensive allocation of portfolios, characterized by the periodic launch of capital guaranteed structured products betting on various categories of assets, and the introduction of alternative products aimed at absolute return, usually called hedge funds. A comprehensive offering was thus obtained, with access to some of the best products available in the domestic and the international markets.

6.3 > Corporate Banking

The commercial and organizational model for medium-sized companies has been streamlined during the last two years, reinforcing the Group's role as a reference in this segment. Having at present 115 Corporate Managers, organized into 24 Corporate Centers covering the entire national territory, Group BES remains firmly rooted in the Portuguese business fabric.

Bearing in mind the economic situation in Portugal and abroad, risk management deserved redoubled attention, specifically in what concerns exposure levels, pricing and the reinforcement of guarantees. An integrated approach of customer needs was also intensified, by promoting cross selling with the Group BES companies: Besleasing, Euroges, ES Capital, BES Investimento and Crediflash. The performance in terms of insurance products (Tranquilidade) was quite remarkable this year, with sales of life and non-life policies having risen by respectively 26% and 80%.

A dynamic cross-segment approach to Private Banking and Retail activities permitted to enlarge the scope and improve coordination in the offer aimed at the staff and partners/shareholders of medium-sized companies.

The Economy Operational Program, which gave a significant stimulus to corporate investment and modernization as crucial factors in the relaunching of the Portuguese economy, deserved the Group's special attention. Hence a unit was created to take advantage of Investment Support Programs. This unit was responsible for boosting internal and external commercial action and for interconnecting with the entities in charge of the various incentives schemes.

In the segment of Large Corporates, the year was marked by the introduction of stricter risk assessment and monitoring criteria and consequent adaptation of the pricing and selectivity policy, and also by the continuous improvement of service quality in tandem with the offer of a broad and innovating range of electronic banking products. The Group's different business areas, particularly BES Investimento, Besleasing and Euroges, worked together to produce a coordinated range of products and solutions, and also to stimulate and support the internationalization projects of Portuguese groups. On the whole, the work carried out in this area confirmed Group BES's prominent position in terms of involvement and relationship with the Large Corporates.

In what concerns the specialized service provided to multinational companies established in Portugal, a global relationship was promoted involving an intensification of contacts with the respective parent companies and the offer of products adapted to the specific needs of this segment.

6.4 > Investment Banking

The strategy adopted for investment banking is targeted at the Atlantic axis that links the Portuguese, Spanish and Brazilian markets, supporting the expansion of companies in these countries both in their domestic markets and across frontiers.

However, 2002 was quite penalizing for investment banking business worldwide. The equity market was marked by the continuous fall of the main stock market indices. The brokerage business reflected this situation, falling sharply and abruptly.

In Portugal, trading volumes in the local stock exchange were substantially reduced, with brokerage fees deteriorating accordingly.

Group BES's Project Finance activities were recognized by the international market, deserving the classification of 1st Iberian Bank in terms of consultancy and 2nd as lead-arranger in the 2002 League Tables published by the Project Finance International magazine. Also, the LusoScut Beira Litoral e Alta project, where the Group acted as Consultant, and Lead-arranger and Coordinator of the International Syndication, was recognized by the Project Finance Magazine as the Infrastructure Deal of the Year.

In Portugal, the Bank acted as Consultant and Lead Arranger in the Lusoscut Greater Porto road-building project, which involved an investment of euro 841.2 million. This was the 4th project won by the consortium led by Mota & Companhia and supported by the Group. Also in the transport sector, the Bank was Lead Arranger in the financing of rolling stock for the Sul do Tejo underground project, worth euro 64 million. Finally, we also had the role of Consultant and Lead Arranger in the financing of the Sporting Club de Portugal's new football stadium, an investment of euro 131 million.

Turning to the international market, the Project Finance team based in London completed its first year of activity in 2002, having met the objectives it had set out to reach, namely by acting as Lead Arranger in two major projects in the London market: the 1.0 billion sterling pounds financing of Tubelines for the 30-year concession of the London underground's Jubilee, Northern and Piccadilly lines - nominated Deal of The Year 2002 by the Infrastructure Journal Magazine - and the 757 billion sterling pounds financing of the new Wembley stadium.

The venture capital area continued to deserve close attention, important steps having been taken to expand business in Portugal and to move ahead into the creation of partnerships in the Spanish market.

Continuing the trend of the past year, 2002 proved a hard year for the asset management business, due to the performance of capital markets at national and international level. The strategy of launching new products proved absolutely correct - the Caravela Sicav Fund, launched in 2001, saw assets under management rise by 19%.

Finally, the reorganization of the Spanish operation was completed in 2002. This involved the merger of several companies, leading to the creation of ESAF - Espírito Santo Activos Financieros, S.A., which now holds ES Gestion and ES Pensiones.

6.5 > International Activity

Several important developments occurred in 2002 involving BES Group's units abroad that led to a shift in strategies, namely in terms of the approach to markets such as Spain and Eastern Europe.

The integration of the commercial networks in Spain permitted to redefine the scope of the Group's activity in this country. BESSA is now strategically positioned as a bank specializing in the personalized and integrated management of individual customer segments (affluent and private) and medium-sized/large companies - as regards the latter, it continues to focus on the strong commercial and investment links that exist between the two countries.

In Eastern Europe, the sale of the stake held in Kredyt Bank (Poland) reflects a strategic move towards concentrating in the Iberian Peninsula and in markets with a strong presence of Portuguese communities the resources earmarked for international development.

The integration of Via Banque into BES Vénétie (France) was concluded. The new bank (Banque Espírito Santo et de la Vénétie) has assumed as its area of strategic engagement the provision of specialized services within the scope of the relationship with Southern European countries.

In the Brazilian market, once the process of swapping holdings with Bradesco was concluded, the partnership project with this institution was pursued. Under this partnership, Portuguese companies doing business in Brazil will be supported by the largest Brazilian private bank and have access to its range of products and services. BES Investimento do Brasil, in turn, continued to have an important role in canvassing business opportunities arisen locally, banking on its knowledge of this market.



The start-up of BES Angola (BESA) at the beginning of the year represented a milestone in BES presence in this African country, until then ensured by the Representation Office in Luanda. During its first year in operation, BESA has embarked on a sustained growth path in the segments of individual and corporate customers. This bank has set out to give an important contribution to the modernization of this country's financial system and to increase the level of bankerization among the Angolan population.

6.6 > Involvement in the Financial Markets

The volume of business done with customers, whether in attracting funds or in granting loans, plays a key role in the activity developed by the Group. On the other hand, in the present era of globalization of the economy and of modern financial management, the involvement of banks in financial markets, both domestic and international, is increasingly vital. Hence the Group has a sophisticated structure to support the operations carried out in the various markets - capital, interbank, derivatives and foreign exchange - that permits to benefit from the advantages that can be obtained from expectations of overall economic trends, and interest rate trends, in particular, while pursuing a prudent management of liquidity risk.

On the capital markets' front, the Group's policy has been to diversify its securities portfolio, mainly by privileging investments in low credit risk sectors in the Euro area, USA and United Kingdom markets.

The Group has made the internationalization of the Portuguese public debt market one of its targets, and has sought to promote it by developing several initiatives addressed to foreign institutional investors. Today, Group BES figures among the reference entities in this market, both as primary dealer and as market maker, and, with consistently high daily transaction volumes, it is the undisputed market leader in the primary and secondary markets.

Turning to the area of liquidity management, the Group continued to be actively involved in international capital markets, essentially by arranging asset securitization operations and by issuing debt under Euro Medium Term Notes (EMTN) and US Commercial Paper programs.

As regards the derivatives market, and besides trading activities, the management of market risk hedging, particularly of interest rate risk, continued to assume great prominence in view of the volatile behavior of interest rates in the Euro area and the USA during the year. Judicious risk management played a particularly relevant role in financial management, which was conducted against an increasingly depressive background, which had a negative impact on the performance of equity markets and resulted in a general widening of credit spreads.

6.7 > Rationalization and Efficiency

The rationalization and efficiency plan implemented in 2001-2002 relied on exploiting opportunities generated by the digital economy to endow the distribution networks with the technologic capability permitting to increase sales effectiveness, while simplifying the production process, namely through the dematerialization of paper documents and the application of workflow solutions to credit processes, within the scope of the "Zero Back Office" program.

On the other hand, the integration of Banco Internacional de Crédito, Banco BEST and Banco Espírito Santo dos Açores into BES's information systems platform permitted to develop shared service units and rationalize operating areas, as a next step to the integration of the various central back office units.

On a different front, the slowing down of economic activities since 2001 triggered a number of company restructurings in the area of investment banking and in the international area.

Several streamlining schemes were successfully implemented, resulting in a reduction of 808 employees, which compares with the initially planned 790 reduction.

The digitalization of work processes to improve the efficiency and quality of the product and service offering to customers is a constant concern of the Group. Consolidating credit workflow systems and dematerializing paper documents across the organization's internal processes are key elements in a sustained



Number of Employees
412
167
123
56
51
809
Zero Back Office
Shared Services Units
Restructuring of Business Areas
Mortgage Operations Centralization
Integration of IT Platforms
Total

policy of reducing unit costs, raising service quality and mitigating operational risks - to achieve sustained competitiveness in the medium and long term.

In another dimension, the advances made in a segmented commercial approach, featuring differentiated value proposals for the various segments, while banking on the centralization of operations and systems and enhancing the role of shared service units, have permitted to progressively optimize the multispecialist organizational model.

6.8 > Integrated Risk Management

Risk management and control, for their role in providing active support to management, are currently one of the strategic mainstays supporting Group BES's balanced and sustained development.

This activity relies on the incorporation of the best and latest techniques in risk management, in a balanced trade-off between experience and innovation.

The challenges and opportunities arising out of the New Capital Accord (Basel II) have been closely followed by Group BES. The approach closer to the economic perspective undertaken in the Basle Committee's new regulatory framework - whose principles confirm the founding guidelines and the practices followed by the Group BES - underlines the opportunity and stimulates the effort that is being developed in the risk management area.

At the end of the year Group BES participated in the Quantitative Impact Study (QIS3) on the New Capital Accord (Basel II), which made it possible to assess the positive results of a broad-based set of initiatives taken during the current year at the technologic, processes and methodology levels.

With the aim of ensuring adequate management and control all the way through the different stages of the various processes and in all the Group's institutions, risk management function remains organized in two broad areas, "Global Risk" and "Company Monitoring and Credit Recovery", having the following objectives:

- to identify, quantify and monitor the different categories of risk, in such a way as to reinforce the knowledge and management of the Group's overall exposure;
- to gradually implement the risk policies outlined by the Executive Committee, ensuring consistency of principles, concepts and methodologies across all the Group's entities;
- to contribute to the continuous fine--tuning of the internal tools of performance assessment and capital optimization;
- to provide the commercial areas with tools to assist the structuring and pricing of operations at the time they are originated;
- to efficiently manage situations of significant delay or definitive non performance of contractual obligations.

> Credit risk

The dynamic management of credit risk relies on an efficient interaction between the various teams involved throughout the successive and different phases of its life cycle, complemented by the revision and introduction of continuous improvements at both the level of policies, standards and methodologies, and at the level of procedures, decision circuits and tools used in assessing and monitoring risk.

In this respect, some initiatives taken during the year deserve a note. The overall project for redesigning and differentiating the credit analysis, assessment and approval processes and for revising delegated credit powers, was implemented, though still on a test basis. This project is fully anchored on the perspective of economic risk and seeks to increase the accuracy, speed and cost--effectiveness of credit decisions. To this end, the assignment of internal ratings was pursued, viewing the full coverage of the credit portfolio. The new credit process, whose pilot project proved quite successful at all levels, will be rolled out at the beginning of 2003, fully aligned to the increasingly stricter criteria employed for risk management.



Concerning the rather adverse macroeconomic context, special care was naturally taken in the everyday deployment of credit risk monitoring and control actions involving all the commercial divisions, so as to permit the early definition and implementation of focused risk management measures adjusted to those customers whose risk profile during this period showed signs of deteriorating. The success of this process relied on the combined use of the multiple analysis tools available to and continuously developed by Group BES.

The progress made in the assessment of credit risk was in fact recognized through the sponsorship agreement entered with the Moody's Risk Management Services aimed at speeding up the development and delivery of a version of its Rating RiskCalcTM model for private companies based in Portugal.

The various risk and scoring models employed in the corporate and retail segments have proven very important tools to quantify and assess risk, by permitting to improve on the discrimination of quality between the various categories of customers, with immediate repercussions on differentiated offers of credit based on risk metrics, namely expected losses and economic capital.

> Market Risk

Generally speaking, market risk is the possible loss resulting from an adverse change in the value of a financial instrument due to fluctuations in interest rates, foreign exchange rates or share prices, or from changes in the market's liquidity.



The management of market risk is integrated in balance sheet management through the Asset and Liability Committee (ALCO), set up at the institution's highest level. This body is responsible for the formulation of policies defining the components and structuring of the balance sheet, and for the control of exposures to interest rate, foreign exchange and liquidity risks.

The main measure of market risk is the assessment of potential losses under adverse market conditions, for which the Value at Risk (VaR) valuation criteria is used. BES's VaR model uses the Monte Carlo simulation, based on a confidence level of 99% and an investment period of 10 days. Volatilities and correlations are historical, based on an observation period of one year.

To improve on VaR assessment, other initiatives have been developed, namely back testing, which consists in comparing the losses foreseen by VaR with actual losses. These exercises permit to fine-tune the model and improve its predictive capacities.

As a complement to the VaR model, extreme stress testing scenarios were also developed, which permit to assess the impact of higher potential losses than those considered using VaR valuation.

Finally, the market risks incurred by the Group are subject to limits periodically updated by the Executive Committee.

> Operational risk

Operational risk usually represents the possibility of losses from failures while carrying out internal procedures, due to the behavior of individuals or information systems, or even to events external to the organization.

Group BES has been paying particularly close attention to the debate on the revision of capital adequacy requirements currently taking place at the Basel Committee, namely in what concerns the capital allocation for operational risk, and the recommendations put forward, which, if followed by the institutions, will permit to evolve from the usual way of managing operational risk to an integrated and systematic management including the identification, monitoring, quantification and mitigation of this type of risk.

Because of its growing importance, operational risk deserves an exclusively dedicated area. This area operates in a transversal way with other relevant Departments, and, among other tasks, analyses the best management practices with regard to this type of risk.

To this end, and following a preliminary diagnosis that focused on some areas of the organization, a number of initiatives were launched, specifically: (i) beginning of data collection and database categorization for some typologies of events resulting from operational risk; (ii) identification and qualitative analysis of critical points in terms of operational risk, in some processes of specific business areas; (iii) revision of procedures associated to the treatment of information as set out in the Security Policy and the Information Security Manual. The revision of surveys and processes analysis, currently under way, will contribute to the success of these initiatives.



Nikias Skapinakis
Still life
Oil painting
Banco Espirito Santo

Macroeconomic Environment



7.1 > International Economic Situation

2002 saw a moderate and fragile recovery of the **world economy**, with GDP growing by 2.3%, after 1.4% growth in the previous year. However, this recovery did not extend to all economic areas. In particular, the deceleration in the Euro Area contrasts with the slight picking up of the USA economy. Notwithstanding a modest growth of world GDP, the confidence levels of economic agents fell down sharply. This situation resulted from the climate of political and military instability that followed the events of September 11th, 2001, whose main features were the United States' military intervention in Afghanistan, constant threats of new terrorist attacks and the increasing likelihood of a new war in the Gulf. The escalation of military tension between the United States and Iraq caused the price of oil to reach 30 dollars per barrel at the end of the year.

The economic scene was also marked by a succession of accounting and financial scandals, particularly in the United States, that pushed the main stock market indices down to five-year lows. The negative wealth effect associated to this slump in equity markets was decisive to the slowing down of consumption and investment, both in the United States and in Europe. Furthermore, the world economy was also affected by the climate of economic instability lived in Latin America, particularly in Brazil, Argentina and Venezuela.

After 0.3% GDP growth in 2001, the United States economy grew by 2.4% in 2002. The rebuilding of inventories in the first quarter, the increase in defense expenditure, and the very positive performance of household consumption were the chief drivers behind the acceleration of GDP in these difficult economic conditions. The main factors contributing to the growth of private consumption were an expansionist budgetary policy and the aggressive stance taken by the Federal Reserve, which, after making eleven cuts in the fed funds rate in 2001, further trimmed the benchmark rate in 2002, from 1.75% to 1.25% at the year end.

In the **Euro Area**, the estimated GDP growth in 2002 was 0.8%, which is a sharp deceleration compared to the 1.4% growth in 2001. Besides the negative factors that affected the economy worldwide, economic activity in the euro area also suffered from very high unemployment (8.5% in December), which conditioned families' confidence and spending levels. On the other hand, an average inflation rate of 2.2% may have prevented the European Central Bank from taking a more aggressive stance in lowering interest rates. The slowing down of the economy in the Euro area was particularly acute in Germany, which grew by 0.2% only.

Japan, in turn, is though to have registered marginal growth (0.3%), thus avoiding the situation of recession admitted throughout most of the year. Exports were the most dynamic element in demand, with private consumption rising very moderately and investment regressing when compared to the previous year. For the fourth year in a run prices trended downwards, the inflation rate standing at - 0.9%.

Among the **emerging countries**, the climate of extreme uncertainty that characterized the state of the economy in 2002 particularly affected Brazil. In the months that preceded the October presidential elections, the doubts arisen with regard to the economic policies that would be adopted by the new government caused the *real* to fall sharply against the dollar, to reach the year's low in October, at 3.94 USD/BRL. The need to create credible anti-inflationary expectations, against a background of accelerating prices due to the depreciation of the *real*, led the Brazilian central bank to raise the Selic rate from 19% to 25.5%. In Latin America, political instability also plagued Venezuela, affecting the oil market worldwide and contributing to drive up the price of the oil barrel in the last quarter or the year. In Argentina, the economic activity suffered a new contraction, with GDP registering a variation of around -12%.



%
GDP Growth (in real terms)
World Economy, USA, Euro Area and Japan 2000 - 2002
4.4
3.8
3.5
2.8
1.4
0.3
1.4
0.4
2.3
2.4
0.8
0.3
2000
2001
2002
World Economy
USA
Euro Area
Japan

Sources: Eurostat, IMF, Cabinet Office (Japan)

In a situation of overcapacity and high indebtedness levels, the overall climate of uncertainty lived in 2002 was decisive in keeping GDP growth below the potential of the major economic areas. This reflected on price trends, with **inflation** rates falling across the main economic areas. In the United States the general price index decelerated from 2.8% to 1.7%, as a result of sluggish activity growth and also the climate of rising competition faced by companies. In the Euro Area, inflation was down from 2.5% to 2.2%, therefore remaining above the European Central Bank's reference level, despite the euro's effective appreciation and a slowdown of labor costs.



%
Inflation Rate
World Economy, USA, Euro Area and Japan 2000 - 2002
3.6
3.4
2.3
-0.7
2000
3.6
2.8
2.5
-0.7
2001
2.9
1.7
2.2
-0.9
2002
World Economy
USA
Euro Area
Japan

Sources: Eurostat, Bloomberg

The frailty of the US economy's recovery and the slowing down of the economy in the Euro Area, particularly in Germany, gave rise to fears that in the medium term a deflationary dynamics might set in in these areas. Hence the cycle of expansionary monetary policy that had been a feature of 2001 was also pursued in 2002. In the United States, the Federal Reserve cut the fed funds rate from 1.75% to 1.25%. In the Euro Area, the European Central Bank also cut reference interest rates by 50 basis points, the key refinancing rate standing at 2.75% the end of the year.



The European Central Bank's decision is thought to have been influenced by the rise of the **euro** throughout 2002, reversing its downward trend in previous years. Between January and December, the European currency rose 18% against the US dollar (at the end of December the EUR/USD exchange rate reached 1.05), which, with crude imports becoming more accessible, contributed to the containment of prices . The euro/dollar trend was essentially determined by the relocation of investors' portfolios away from US-dollar denominated assets as a result of the political and military instability that affected



%
Fed Funds and Refi Rate
%
4.0
3.0
2.0
1.0
0.0
Refi Rate
2.75%
Fed Funds
1.25%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Sources: ECB, US Federal Reserve


EUR/USD and USD/JPY Exchange Rates
1,10
1,05
1,00
0,95
0,90
0,85
0,80
140
130
120
110
EUR/USD
USD/JPY
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Source: Bloomberg


Stock Market Indices
100
Index (points)
Nikkei 225
CAC 40
Nasdaq
DAX
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Source: Bloomberg



the United States, and also of the confidence crisis generated by the accounting and financial scandals that came to light in the first half of the year.

On the equity markets' front, the negative trend of the last two years persisted, with the main indices falling sharply. This was a result of the fragile recovery of the North--American economy, reflected in poor corporate results and in the successive downward revisions of profit outlooks. But it was also an effect of the accounting scandals that involved some benchmark companies in the United States, and also of continuing fears both of new terrorist attacks (particularly in the first half of the year) and of another US military intervention in the Gulf (towards the end of the year). The Nasdaq plunged 32%, while the drop of the general indices, the Dow Jones and the S&P 500, was more moderate, respectively 17% and 23%. In the Euro Area, two of the main stock market indices, the Frankfurt DAX and the Paris Bourse CAC 40, registered falls of respectively 44% and 34%, with the year lows being reached also in the fourth quarter.

7.2 > Domestic Economic Situation

Although progress was made in terms of correcting some structural imbalances, 2002 was not a good year for the Portuguese economy.

Main Economic Indicators

real change rates (%), except when indicated.

	1999	2000	2001	2002 (e)
Private consumption	5.1	2.6	1.2	0.7
Public consumption	5.6	4.0	3.4	3.2
GFCF	7.4	3.3	0.0	-5.1
Exports of goods and services	2.9	8.0	1.9	2.0
Imports of goods and services	8.5	5.4	0.9	-0.4
Gross Domestic Produt (GDP)	**3.8**	**3.7**	**1.6**	**0.5**
Current account (in % of GDP)	-8.3	-10.3	-8.6	-6.7
Budget deficit (in % of GDP)	-2.4	-2.9	-4.1	-2.7
Gross public debt (in % of GDP)	54.4	53.3	55.5	59.3
Unemployment rate (in % of labour force) (1)	4.4	4.0	4.1	5.1
Inflation (CPI)				
Annual average rate (%)	2.3	2.9	4.4	3.6
Interest rates (2)				
Short run (IMM 3 months, %)	3.3	4.9	3.3	2.9
Long run (OT 10 years, %)	5.7	5.3	5.2	4.3

(e) Estimated.
(1) In strict sense: only those individuals who actively seeked a job in the 30 days immediately preceding the survey are included as unemployed.
(2) Year end rates.
Sources: Espirito Santo Research, Bank of Portugal, INE (Portugal), Ministry of Finance, European Commission, OECD, Bloomberg.

GDP growth was 0.5%, which compares with 1.6% in 2001 and represents the lowest level of economic activity since the recession of 1993. The Portuguese economy's behavior resulted essentially from the poor performance of internal demand. Exports, though lacking the vitality of previous years, still played an important role as a driver of demand.


GDP evolution (in real terms)
Portugal and Euro Area 2000 - 2002
3.7
3.5
1.6
1.4
0.5
0.8
2000
2001
2002 (e)
Portugal
Euro Area

Sources: INE, Eurostat, Espírito Santo Research


%
Unemployment Rate (as % of active population)
Portugal and Euro Area 2000 - 2002
8.4
8.0
8.3
5.1
4.0
4.1
2000
2001
2002
Portugal
Euro Area

Sources: INE, Eurostat

Private consumption grew at a modest pace (0.7%), given the general deterioration in the confidence level of families. The fall of confidence indices was largely due to the rise of unemployment, in a situation of high indebtedness levels. In 2002 the indebtedness of individuals is estimated to have risen to close to 100% of disposable income, which compares with little more than 60% five years before. The average rate of unemployment increased from 4.1% in 2001 to 5.1% in 2002. This scenario was particularly penalizing for the consumption of durable goods and housing investment . Overall, gross fixed-capital formation fell by 5.1%, after remaining flat in 2001.


%
Inflation Rate (annual average)
Portugal and Euro Area 2000-2002
4.4
3.6
2.9
2.3
2.5
2.2
2000
2001
2002
Portugal
Euro Area

Sources: INE, Eurostat



In 2002, the average inflation rate fell to 3.6%, from 4.1%, in 2001 the impact of the introduction of euro notes and coins, the rise in fuel prices, the two percentage points increase in the top VAT rate, and also the fact that labor unit prices were kept at relatively high levels, were the main reasons behind a lower than expected deceleration of prices.

The external accounts underwent a correction of some importance, with the joint current and capital accounts deficit dropping from 8.6% of GDP in 2001 to 6.7% of GDP in 2002. Despite having set off in this positive course, which should continue into 2003 and 2004, Portugal still remains the country with the highest external deficit in the OECD - a situation that, though not liable of triggering a serious financial crisis (because Portugal is part of the euro monetary zone), nevertheless poses significant restrictions to competitiveness and to growth prospects in the medium and long term. The correction of the external deficit relied essentially on the contraction of imports, on the back of the deceleration of internal demand. Exports, although the most dynamic driver of demand, registered moderate growth (2%).

In 2002, fiscal policy followed a pro-cyclic nature - the Government was faced with the need to reduce and suspend spending, particularly capital expenditure, so as to meet the proposed budgetary target of 2.8% of GDP. The overall deficit of the Public Administrative Sector fell from 4.1% of GDP to 2.7% of GDP. This was mainly achieved by means of a set of measures that involved obtaining extraordinary revenues, including the sale of state assets and the recovery of tax revenues through a pardon of interest on unsettled debts.

Finally, and turning to the capital markets, a main event in 2002 was the coming on stream of the new market that resulted from the merger of BVLP and Euronext. Irrespective of this, the Portuguese market followed international trends and did not perform well, with the cash market registering a fall of nearly 30%. On the equity side, which currently accounts for 92% of the market, the fall also came close to 30%. The PSI index plunged by roughly 25%, after having dropped by 13% in 2000 and 25% in 2001.

as % of GDP

External Accounts: Evolution of joint current account and capital balance deficits (as % of GDP) 2000 - 2002


10.3
8.6
6.7
2000
2001
2002 (e)

(e) Estimate
Sources: INE, Eurostat, Espirito Santo Research



as % of GDP

Public Accounts: Administrative Public Sector deficit (as % of GDP) 2000 - 2002


4.1
2.9
2.7
2000
2001
2002 (e)

(e) Estimate
Sources: Ministry of Finance-Budget Department, Eurostat



Júlio Resende
Woman
Oil painting
Banco Espírito Santo

Activity and Results

8.1 > Activity and Results of Group BES

In 2002 Group BES steered the conduction of business to reach the following strategic objectives in the medium and long term:

- To ensure a ROE of 15% in 2003,
- To reach a Cost to Income of 50% in 2003; and
- To secure an average market share of 20% in 2005.

As will be described throughout this chapter, the Group has been able to maintain significant and balanced growth levels, it has considerably improved efficiency levels, reinforced its financial strength and provisioning, and on the whole, this had a positive impact on results.

8.1.1 > Activity

Notwithstanding the unfavorable macroeconomic situation, at both the national and the international level, Group BES has been able to pursue balanced growth, by setting as determining factors for progress proactivity in product innovation, advancing on the segmentation process and improving service quality. The performance attained once again validated the Group's organic growth strategy during a period of turmoil in financial markets worldwide.

Hence good progress was made, and the competitive position came out reinforced in the main business lines:

- Total consolidated assets, including off-balance sheet assets and liabilities, for the first time surpassed euro 50 billion - corresponding to an overall year-on--year increase in business of 9.8%;
- on-balance sheet credit, though rising at a slower pace, and excluding securitization operations, was up by 5%;
- total on-balance sheet customer funds grew by 8%.

The fact that funding grew at faster pace than loans led to an improvement in the transformation ratio from 110% in 2001 to 106% in 2002. This is particularly significant in view of the context of scarce liquidity that characterized the market.

> Credit

Credit developed in a scenario of decelerating growth, up by 5%, which compares with 13% in the previous year (if securitized credit were included, the increase would be 10.2% versus 12.5% in 2001).

This behavior is a reflex of external conditioning factors associated to the less favorable economic situation faced during the year, which led to a drop in demand for credit by individuals and to a contraction of investment by companies, combined with internal factors that translated into a policy of higher selectivity in credit granting. At the same time securitization operations were carried out, involving euro 150 million in consumer loan receivables, euro 300 million in leasing receivables and euro 1 billion in residential mortgage. Including outstanding securitized credit, this area shows the following progress:



(euro billion)
Business Growth
10%
48.4
53.1
7%
38.5
41.2
8%
21.9
23.7
5%
24.6
25.8
Total Assets (1)
Net Assets
Customer Funds (2)
Customer Credit (gross)
2001
2002

(1) Net Assets and Off-Balance Sheet Items (assets and liabilities)
(2) Customer deposits and debt securities placed with customers

Credit (with and without securitization) [1]

euro milion

	2001		2002		Change (%)	
	Balance excluding securitization	Balance including securitization	Balance excluding securitization	Balance including securitization	Balance excluding securitization	Balance including securitization
Customer Loans (Gross)	24,569	24,774	25,795	27,298	5.0	10.2
Mortgage	8,446	8,446	8,645	9,641	2.4	14.1
Other Loans to Individuals	2,022	2,227	1,876	2,123	-7.2	-4.7
Corporate	14,101	14,101	15,274	15,534	8.3	10.2

[1] Securitized balance = balance of securitized credit at the considered date

As regards loans to individuals, which continues to account for roughly 41% of the overall portfolio, mortgage loans and other loans behaved quite differently. In the first and most dynamic component, the Group grew by 14.1%, notwithstanding the Government's decision to extinguish subsidized credit with effects as from October 1, 2001. At the end of the year the Group launched a new mortgage credit product featuring a redemption period of 40 years. Mortgage credit, which represents roughly 82% of loans to individuals and 34% of the overall credit portfolio, has been one of the strategic pillars of the Group's commercial performance, as well as one of the most successful. The fine-tuned coordination and complementarity between BES, BIC and Tranquilidade has been critical to this success.

Other loans to individuals were down by 3.4%. This is linked, on the one hand, with the high indebtedness of families and consequent reduction in demand for credit, and on the other, with the tightening of selectivity criteria in loan granting. In addition to the banking units, the companies operating in specialized consumer credit have achieved increased recognition and weight in this business area, namely Credibom, whose portfolio grew by roughly 14%.

> Funding

Group BES's funding relies on the integrated development of the following activities:

- obtaining on-balance sheet funds through traditional products;
- issuance of bonds and medium-term capital guaranteed structured products for customers;
- asset management;
- funds obtained through sale of bancassurance products;
- issuance of debt and medium and long-term loans in international markets; and, to a lesser extent
- issuance of subordinated debt.

The fact that BES presents one of the best ratings amongst Portuguese banks, the continued improvement in quality standards, a renewed offering of products, the reinforcement of cross-selling and the benefits derived from a multi-channel organization, all contributed to Group BES's sustained and reasonable level of funding growth, mainly in customer funds, while maintaining the indispensable equilibrium between progress in lending and growth in attracting savings. In this respect, the balance achieved between the increase in on-balance sheet customer funds (8.3%) and that of off-balance sheet funds (7.7%) is worth a note.

The adoption of a commercial strategy where the Integrated Management of Savings (IMS) was taken as the basis of the Group's offering of funding products - with new integrated products being constantly added - permitted to keep funding under control against an economic scene characterized by a significant scarcity of liquidity.

Customer Funds

euro million

	2001	2002	Change (%)
Customer Funds			
Sight deposits	6,880	7,321	6.4
+ Time deposits	10,515	11,347	7.9
+ Debt securities	8,805	9,271	5.3
= On balance sheet funds	**26,200**	**27,939**	**6.6**
- EMTN and commercial paper	4,339	4,263	-1.8
= On balance sheet customer funds	**21,861**	**23,676**	**8.3**
+ Off balance sheet funds	**9,637**	**10,383**	**7.7**
Mutual funds	3,420	3,493	2.1
Real state funds	1,161	1,405	21.0
Pension funds	1,289	1,461	13.3
Discretionary Portfolio	2,977	3,051	2.5
Other	790	973	23.2
= Total customer funds	**31,498**	**34,059**	**8.1**

As regards the funding profile, the trend seen over the last few years for a gradual reduction in the weight of time deposits in favor of sight deposits has softened a little this year. Hence the Group's structure of funding did not change significantly when compared to the previous year, with time deposits accounting for 41% of total on-balance sheet funding, sight deposits 26% and debt securities 33%.

In the sale of mutual funds, the Group's commercial policy was conditioned by the markets' overall performance, which caused a shift in demand to capital guaranteed savings products. ESAF continued to have an active role in this business area, namely in rationalizing the offer of domestic funds, in better adjusting it to the customers' needs and in consolidating the offering of alternative products to institutionals and individual customers whose portfolios are managed by the asset management area.

The success achieved in sales of bancassurance products (Individual Pension Plans) launched the Group into the lead of this business area, which assumes a prominent role in securing customer loyalty in the long term.

Debt issuance in the international markets, which is directly linked to the need for increasingly flexible and diversified sources to finance the operations and also to reduce short term funding needs, did not change significantly, as in overall terms the new issues of bonds under the Euro Medium Term Notes programme (EMTN) replaced those that in the meantime came to maturity.

8.1.2 > Financial Strength

In line with the tradition at Group BES, financial strength was reinforced during the current year: the asset profile continues to feature high quality levels, as shown by a low ratio of overdue loans and a high provisioning level; liquidity has improved markedly; and own funds were substantially reinforced through the capital increase and the issuance of subordinated perpetual debt.

> Asset Quality and Risk

The consolidated balance sheet as at December 31, 2002 continues to bear Group BES's distinctive stamp, i.e., although loans and advances to customers represent the largest component of total assets, low-risk high-liquidity assets continue to hold an important position.

The aggregate of cash and cash equivalents, current accounts with credit institutions and securities of public issuers, having slightly increased over the previous year (20.3%), continues to be a strong component in the Group's assets (21.1%), which means that low-risk high-liquidity assets remain the second most important category of assets.

Categories of Net Assets

euro million

	2001		2002	
	Value	(%)	Value	(%)
Cash and cash equivalents	1,965	5.1	1,841	4.5
Current accounts with Credit Institutions	3,888	10.1	5,666	13.7
Loans and advances to customers	24,264	63.0	25,428	61.7
Placements in securities	5,356	13.9	4,626	11.2
(Public Issuers)	(1,955)	(5.1)	(1,195)	(2.9)
Fixed assets	1,511	3.9	1,571	3.8
Other assets	1,539	4.0	2,102	5.1
Total	**38,523**	**100.0**	**41,234**	**100.0**

Loans and advances to customers remains the category of assets featuring more prominently in the balance sheet, although its weight has dropped by 1.3 percentage points. In terms of the distribution by business sectors, and in line with previous years, this category continues to display a healthy dispersion, whose positive effects remain quite clear, namely in terms of the low level of overdue loans.


euro million
Loans to Customers
Other Loans to Individuals 7.3% (8.2%)
Mortgage 33.5% (34.4)
Corporate 59.2% (57.4 %)
Textiles 1.4% (1.3%)
Agriculture, Forestry and Fishing 1.0% (0.9%)
Extractive Industries 0.4% (0.3%)
Other Manufacturing Industries 7.8% (7.0 %)
Electricity, Gas and Water 1.5% (1.9%)
Food and Tobacco 2.0% (1.5%)
Other Business and Sectors 6.0% (8.1%)
Constructions and Public Works 8.8% (7.0%)
Services to Companies 4.6% (4.0%)
Whole Sale and Retail Trade 9.7% (8.8%)
Real Estate 7.4% (5.9%)
Financial Institutions 5.1% (7.7%)
Transports and Communications 3.3% (3.0%)

There were no significant changes in the portfolio's breakdown by business sectors when compared to the past year. Loans to companies have however made some progress over loans to individuals.

The corporate credit portfolio maintained a high level of diversification in 2002, both in terms of sectors of activity and in terms of the highest exposures (by company and/or group or companies), while ensuring that concentration levels remained within prudent and comfortable limits. Looking at the breakdown by sectors of activity, the highest level of concentration does not exceed 9.7% of the total - it concerns credit to the Wholesale/Retail sector, which, as in previous years, remains scattered amongst a great number of borrowers. The weight of the Construction and Public Works sector rose to 8.8%, up by 1.8 p.p. on 2001. The Real Estate sector made considerable progress, rising from a share of 5.9% in 2001 to 7.5% in 2002. These two sectors together (Construction and Real Estate), by increasing their joint position in the credit portfolio, reflect the corporate fabric of the markets where Group BES is present, although they also include operations linked to specific projects, which are subject to systematic assessment and monitoring. With a relative weight of 7.8%, the Other Manufacturing Industries sector ranks third overall. Finally, there was a marked reduction in the Financial Activities sector, which retreated by 2.6 p.p., to roughly 5.1% at the end of 2002. The remaining business sectors did not evidence changes worthy of note, and overall, their weight in the credit position is quite negligible.

The risk implicit in the portfolio of loans to corporates is determined based on the internal rating systems used by Group BES, which were developed in the light of the Basel Committee's recommendations within the scope of the New Capital Accord, and on international rating agencies' practices. To assess the risk of the corporate segment efficiently, and in keeping with the complexity and magnitude of exposures in this universe, the assignment of internal ratings uses two distinct methodologies: (i) the customers included in the segment of medium-sized companies are subject to a standardized rating model, whose statistical strength is analyzed on a periodical basis; (ii) the operations pertaining to the large corporates segment and also project finance operations warrant a risk analysis carried out by the Rating Board, which consists in a team of specialized technical staff, organized by sectors of activity. Internal ratings, as well as risk analysis, besides playing an important role in the loan approval process, are a key element in the monitoring of the portfolio's risk profile, as well as in pricing definition, and in determining the risk-adjusted return of Group BES's segments and commercial units.

As regards companies assigned a rating, the breakdown of exposures (loans and guarantees) shows that 51% fall within the range of 1 to 14, which is considered very low/low.


Internal Rating: Breakdown of exposure per risk class
40.0%
30.0%
20.0%
10.0%
0.0%
1-4
5-7
8-14
15-19
20-25
26-29
30

As regards the loans to individuals component, the Group uses origination scorings and campaigns for consumer loans and credit cards. The experience gained in the fine-tuning of these tools, associated to a risk-adjusted price strategy, has permitted to raise the selectivity of consumer loans, and hence to improve the quality of production.

Driven by worsening economic conditions, overdue loans increased by 22%, while the overdue loans ratio deteriorated, rising to 2.13%. This deterioration also incorporates the effect of the securitization operations in reducing the size of the overall credit portfolio (the overdue loan ratio would be 2.02% if these operations were included).

However, the reinforcement of provisions for credit exceeded the increase in overdue loans, which permitted to keep the coverage ratio of total overdue loans at the same level as last year's. Moreover, these coverages remain comfortably above 100%, confirming the financial strength that has always been one of the Group's strong assets.

Asset Quality

euro million

Variables	2001	2002	Change	
			Absolute	Relative (%)
Loans to customers (gross)	24,569	25,795	1,226	5.0
Overdue Loans	450.1	548.8	99	21.9
Overdue Loans > 90 days	368.1	481.8	114	30.9
Credit Provisions	593.1	716.1	123	20.7
Overdue loans/Total loans (%)	1.83	2.13	0.30 p.p.	
Overdue Loans > 90 days/Total Loans (%)	1.50	1.87	0.37 p.p.	
Credit Provisions/Overdue Loans (%)	131.8	130.5	-1.3 p.p.	
Credit Provisions/Overdue Loans > 90 days (%)	161.1	148.6	-12.5 p.p.	

The breakdown of overdue loans by seniority categories and respective specific provisions shows that overdue credit more than three years old accounts for 24% only on the total and is covered at close to 100%.

Overdue Customer Loans - Categories of Risk and Respective Provisions

euro million

Categories of Overdue Credit	Seniority Categories					Total	2001
	I	II	III	IV	V		
	< 3 m	3 to 6 m	6 to 12 m	1 to 3 years	> 3 years		
Collateralized Credit							
Gross Value	12.4	7.1	19.8	133.8	29.9	203.0	150.8
Specific Provision	0.1	0.7	5.1	67.9	23.2	97.0	75.0
Non collateralized Credit							
Gross value	54.6	33.3	49.3	105.4	103.2	345.8	299.3
Specific Provision	1.1	7.5	28.5	105.3	103.2	245.6	211.8
Total overdue Credit							
Value	67.0	40.3	69.1	239.2	133.1	548.8	450.1
Percentage Breakdown	12%	7%	13%	44%	24%	100%	
Specific Provision	1.2	8.2	33.6	173.2	126.4	342.6	286.8
Provision for Doubtful Credit and Country Risk	-	-	-	-	-	24.8	18.3
Total specific provisions	1.2	8.2	33.6	173.2	126.4	367.4	305.0
Specific provisions/Total overdue Credit (%)	1.8%	20.4%	48.6%	72.4%	95.0%	67.0%	67.8%

In addition to specific provisions, whose coverage level is 67%, a significant portion (approximately 37%) of overdue loans is collaterized.

The bond portfolio totaled euro 4,089 million at the end of the year, of which euro 1,201 million, or 29%, correspond to public debt securities. 52% of these assets are risk rated by international rating agencies (Moody's and/or S&P), and 96% are classified as *investment grade*.

Bonds and Ratings

euro million

External Rating(*)		S & P		Moody's	
AAA	Aaa	950	23.3%	1,048	25.7%
[AA+; AA-]	[Aa1;Aa3]	263	6.5%	202	5.0%
[A+; A-]	[A1;A3]	337	8.3%	520	12.8%
[BBB+; BBB-]	[Baa1;Baa3]	490	12.0%	309	7.6%
[BB+; BB-]	[Ba1;Ba3]	9	0.2%	24	0.6%
[B+; B-]	[B1;B3]	41	1.0%	34	0.8%
[CCC+; CC]	[Caa1;Ca]	5	0.1%	20	0.5%
SD/D	C	14	0.3%	0	0.0%
N.R.	N.R.	1,967	48.2%	1,919	47.1%
Total		4,076	100.0%	4,076	100.0%

Note: Excludes Own Securities
(*) Issuer Rating

Derivatives and Ratings (Credit Risk)

The credit risk of derivatives, calculated in accordance whith the replacement cost (sum of the transactions positive replacement values) arises mainly from exposures rated by international rating agencies. The sound quality of this portfolio is confirmed by the fact that 85% of the current risk value is rated between AAA/Aaa and A-/A3. Moreover, the largest share of the credit risk of derivatives, approximately 88%, can be found in exposures related to financial institutions.

euro million

External Rating		S & P		Moody's	
AAA	Aaa	33	3.4%	46	4.9%
[AA+; AA-]	[Aa1;Aa3]	577	60.5%	695	72.8%
[A+; A-]	[A1;A3]	199	20.8%	70	7.3%
[BBB+; BBB-]	[Baa1;Baa3]	2	0.3%	0	0.0%
[BB+; BB-]	[Ba1;Ba3]	0	0.0%	0	0.0%
[B+; B-]	[B1;B3]	0	0.0%	0	0.0%
[CCC+; CC]	[Caa1;Ca]	0	0.0%	0	0.0%
SD/D	C	0	0.0%	0	0.0%
N.R.	N.R.	143	15.0%	143	15.0%
Total		954	100.0%	954	100.0%

In terms of market risk, the Group's value at risk (VaR) in December 2002 was euro 23 million, for its trading positions in equities and fixed income, as well as for its global foreign exchange position, which compares with euro 31 million in 2001. This amount of euro 23 million represents approximately 0.90% of Group BES's consolidated Tier I. The main change observed concerns the fixed income position, whose exposure was reduced. As a result, the portfolio became more concentrated, and, consequently, less diversified. This VaR assumes a confidence level of 99% and an investment period of 90 days.

Market Risk

euro million

Value at Risk 99% of 10 days	2001	2002
Interest rate	21.25	6.61
Exchange rate	2.76	1.24
Equity	26.44	19.76
Diversification effect	-19.23	-4.70
Total	31.22	22.91

Exposure to Emerging Markets

euro million

Countries	Risc Weight	2001 Net Exposure	2002 Gross Exposure	Guarantees and Deductions (**)	Net Exposure Value	Structure (%)
Latina America		**195**	**442**	**312**	**130**	**61,9**
Argentina	85%	6	8	4	4	1.9
Bahamas	10%	1	32	32	0	0.0
Brazil	25%	172	294	188	106	50.5
Mexico	25%	5	17	7	10	4.8
Panama	25%	6	27	27	0	0.0
Uruguai	10%	1	20	19	1	0.5
Venezuela	50%	3	21	20	1	0.5
Others		1	23	15	8	3.8
Eastern Europe		**18**	**15**	**4**	**11**	**5.2**
Slovenia	10%	3	3		3	1.4
Hungary	10%	4	0		0	0.0
Poland	10%	7	3	0	3	1.4
Chec Republic	10%	0	4		4	1.9
Others		4	5	4	1	0.5
Asia-Pacifico		**60**	**28**	**7**	**21**	**10.0**
South Korea	10%	20	10	0	10	4.8
Macao	10%	6	12	1	11	5.2
Others*		34	6	6	0	0.0
Africa		**30**	**214**	**166**	**48**	**22.9**
South Africa	25%	0	29	28	1	0.5
Angola	50%	18	124	87	37	17.6
Cape Verde	25%	1	11	10	1	0.5
Morocco	10%	10	48	39	9	4.3
Others		1	2	2	0	0.0
Total		**303**	**699**	**489**	**210**	**100.0**
Provisions		**18**			**26**	
Net Total		**285**			**184**	
% Net Assets		**0.7%**			**0.4%**	

(*) in 2001 this amount includes exposure to Hong Kong, which in 2002 is not considered an emerging market
(**) includes Trade Finance < 1 year totalling euro 36 million

As far as the asset quality of Group BES is concerned, the low degree of involvement with emerging economies deserves a note, as, excluding equity holdings, it accounts for 0.4% only of consolidated assets (0.7% in Dec. 01). Moreover, of the euro 210 million net exposure, euro 71 million correspond to exposures in local currency.

Among the exposures to emerging markets, those assumed in Brazil and Angola deserve particular mention: Brazil, not only because of the strong cultural and trade links between the two countries, but also due to the Group's strategic commitment in this market; and Angola, where risk is to a large extent covered by guarantees. Both the overall and the individual exposures are considerably below the maximum limits allowed by Banco de Portugal.

> Liquidity and Transformation Ratio

The Group's funding policy is one of the elements of the financial management discipline, which, coordinated with budgetary and investment policies, is established for all liabilities, from customer deposits to shareholders' equity, encompassing the domestic and the international markets.

In a context of strong commercial dynamics, which in the past had led to a negative trend in the transformation ratio, the consolidated management of liquidity, supported by centralized action by the main business units, assumed particular importance.

The past year trend characterized by a rising transformation ratio was reversed in 2001 and this reversal sustained in 2002. The transformation ratio of customer funds (deposits and debt securities) into credit of 106% in 2002 represents a marked improvement versus the two years before (114% in 2000 and 110% in 2001). Owever, a transformation ratio above 100% did not constitute a constraint to growth, as the liquidity needs generated by the commercial balance sheet were met by resorting to: (i) the issuance of medium-term capital guaranteed structured products; (ii) medium and long-term financing in international markets; (iii) the cash-in from the capital increase; and (iv) securitization trasactions (consumer credit, leasing, and subsidized mortgage loans);

On-balance sheet customer funds represented by deposits and securities are the Group's most important source of funding, accounting for 71% of the total, followed by medium and long-term funds, at 16%, and own funds, whose relative weight rose to 13% due to the capital increase.

Transformation Ratio

euro million

Variables		2001	2002
LOANS TO CUSTOMERS			
Loans to customers (gross)		24,569	25,795
Specific and generic provisions		593	716
Loans to customers (net)	A	23,976	25,079
ON BALANCE SHEET CUSTOMER FUNDS + DEBT SECURITIES			
Customer deposits	B	17,395	18,668
Debt securities		4,466	5,008
On balance sheet customer funds	C	21,861	23,676
Euro Medium Term Notes + Commercial paper		4,339	4,263
Total on balance sheet funds	D	26,200	27,939
TRANSFORMATION RATIO (%)			
Deposits into Credit	A / B	138	134
Customer Funds into Credit	A / C	110	106
Total Funds into Credit	A / D	92	90

Funding Sources

euro million

	1999	2000	2001	2002
Gap (Net interbank deposits)	**2,613**	**2,665**	**1,640**	**-927**
Cash and Cash equivalents with Credit Institutions	5,464	5,280	5,356	7,405
Short terndeposits from credit institutions and comercial paper	8,077	7,945	6,996	6,478
Medium / Long Term Funds	**1,219**	**3,024**	**4,881**	**5,464**
Euro Medium Term Notes	1,139	2,605	4,265	4,234
Medium and long tern deposits with credit institutions	80	419	616	1,230
Customer Liabilities	**16,753**	**18,649**	**21,861**	**23,676**
Capital Instruments	**2,523**	**3,092**	**3,463**	**4,184**
Total	**23,108**	**27,430**	**31,845**	**32,397**

A prudent liquidity management policy, expressed in the extension of funding sources' maturities, has allowed to substantially reduce short-term needs. Hence the ratio of the Treasury Gap (immediate liquidity and short-term interbank loans minus interbank debts up to one year) to Net Assets has made very good progress (-7.8% in 2000 and - 4.3% in 2001), becoming positive in 2002.

The stance taken in the management of short-term liquidity is all the more sound in view of the uncertainties that weigh on the markets due to the geopolitical risks currently faced.

In addition, the Treasury gap coverage by the public debt portfolio has been consistently high.



Funding Structure
11%
5%
73%
11%
10%
11%
68%
11%
5%
15%
69%
11%
0%
16%
71%
13%
1999
2000
2001
2002
Capital Instruments
Customer Liabilities
Medium / Long Term Funding
Gap (Net interbank deposits)



Treasury Gap (as % of Net Assets)
2.25%
1999
2000
2001
2002
-4.26%
-7.85%
-8.89%



euro milion
Public Debt Portfolio versus Treasury Gap
1,971
1,568
1,296
927
1,201
1999
2000
2001
2002
-1,640
-2,613
-2,665
GAP (Net Interbank Deposits)
Public Debt Portfolio

> Capitalization level

Regulatory capital totalled euro 4,232 million at year-end, up by euro 770 million on the previous year.

This rise reflects the impact of BES's capital increase carried out at the end of the first quarter, an operation that was driven by the need to maintain the pattern of high financial strength that always characterized the Bank and endow it with the financial resources required for sustained development and thus creat the conditions to pursue the Group's rationalization and modernization process.

The increase in the share capital from euro 1,000 million to euro 1,500 million (approved by the General Shareholders' meeting held on December 31, 2001) was carried out through the issue of 100 million new ordinary shares, with nominal value of five euros each, and was fully subscribed, as follows:

- 50 million new shares awarded to shareholders as bonus shares through the incorporation of reserves available for the purpose, with a ratio of one bonus share for each four shares held.
- 50 million new shares subscribed by shareholders at the price of euro 11.00 each, each shareholder being entitled to subscribe one new share for each four shares held.

The operation was a complete success, with proceeds totalling euro 550 million, and the Bank's reference shareholders - BESPAR and Crédit Agricole - subscribing the issue and maintaining their relative positions in the Bank's shareholder structure. Subscription took place between February 11 and 25, 2002, and the capital increase deed was celebrated on March 37, 2002.

The fact that the shareholders fully subscribed the capital increase, which took place at a rather difficult time for capital markets, plainly shows their support and commitment to the action plan and development strategy implemented by Group BES.

euro million

Regulatory capital	2001	2002	Change
Share capital	1,000	1,500	500
Reserves and similar	206	279	73
Legal and Others	13	-21	-34
Reavaluation	0	0	0
Share premium	193	300	107
Retained Earnings	0	0	0
Subordinated debt	1,443	1,696	253
Minority interests and preference shares	615	535	-80
Net profit	198	222	24
Total	3,462	4,232	770

The positive change in the share premium account is also a reflex of the share capital increase. The euro 193 million existing on the balance sheet on the date of this operation was incorporated into capital and thus in turn generating a new share premium in the amount of euro 300 million. Reserves decreased from euro 13 million to euro -21 million, in so far as provisions for equity holdings (Bank of Portugal Regulation no. 4/2000) and the goodwill of subsidiaries are charged against this heading.

Under applicable regulations, unrealized capital losses in equity holdings subject to provisioning and/or deduction from eligible regulatory capital, are calculated based on average market prices over the last six months, concerned the following strategic positions:

Provisions for Equity Holdings

euro million

Participations	Potential Capital Losses (Yend prices)	Potential Capital Losses (average prices)	Corridor 15%	Excess
Portugal Telecom	106.9	121.9	49.0	73.0
PT Multimédia	168.2	197.5	44.4	153.1
Banco Bradesco	27.6	51.7	24.4	27.3
Novabase	9.9	11.6	3.7	8.4
Banque Marrocaine Com. Ext.	9.4	10.5	3.8	6.7
Others	47.2	47.5	7.2	20.9
Total	369.2	440.7	132.5	289.4

Hence, according to the referred regulation, only euro 289.4 million of the capital losses will be subject to prudential control up to 2006. Of this amount, part will be recognized as provisions (euro 118.3 million) and the remainder (euro 171.1 million) treated as deductible to regulatory capital.

If prices had been considered at year-end, the referred values would be reduced by approximately 16%.

Provisions for Equity Holdings: Impacts

euro million

Years	Provisions (*)	Deduction to Regulatory Capital	Total Impact on Regulatory Capital
2002	31.9	45.4	77.3
2003	28.8	41.9	70.7
2004	28.8	41.9	70.7
2005	17.3	25.1	42.4
2006	11.5	16.8	28.3
Total	**118.3**	**171.1**	**289.4**

(*) In 2002 and 2003 provisions are charged against reserves; and fom 2004 will afect results

The devaluation of the USD led to a euro value decline of the outstanding amount of preference shares (denomination of all issues of preference shares).

The increase insubordinated debt during 2002, is due to (i) a new Upper Tier II issue, in the amont of euro 500 million and (ii) the redemption of an existing USD 200 million Uper Tier II issue.

BES Group subordinated debt outstanding amount is euro 1,696 million.

Although a detailed description of subordinated debt is included in the explanatory notes to the financial statements, all outstanding subordinated is presented in next table where operations between Group companies are eliminated.

euro million

		Issue terms				
Subordinated Debt	issuer	CCY	Value (000 EUR)	Issue date	Maturity	Listing
Subordinated Bonds	BES	EUR	34,996	Nov.93	10 years	Euronext Lisbon
Subordinated Bonds	BES	EUR	59,857	Apr.96	10 years	Euronext Lisbon
Subordinated Bonds	BES	EUR	99,760	Jun.97	10 years	Euronext Lisbon
Subordinated Perpetual bonds	BES	EUR	99,760	Jun.97	-	Euronext Lisbon
Subordinated Bonds BIC 93	BIC	EUR	9,553	Mar.93	10 years	Euronext Lisbon
Subordinated Perpetual Bonds BIC 97	BIC	EUR	49,540	Nov.97	-	Euronext Lisbon
Subordinated Perpetual Bonds BIC 98	BIC	EUR	24,175	Nov.98	-	-
Subordinated Bonds	BES Finance	USD	47,678	Nov.99	10 years	Luxembourg
Subordinated Bonds	BES Finance	EUR	300,000	Mar.00	10 years	Luxembourg
Subordinated Bonds	BES Finance	EUR	400,000	May.01	10 years	Luxembourg
Subordinated Perpetual Bonds	BES Finance	EUR	500,000	May.02	-	Luxembourg
Subordinated Perpetual Bonds	CREDIBOM	EUR	8,600	Nov.99	-	-
Subordinated Bonds	BESLEASING	EUR	12,000	Dec.99	10 years	-
Subordinated Bonds	BESI	PTE	29,928	Dec.96	10 years	Euronext Lisbon
Subordinated Bonds	BESI	EUR	19,952	Dec.98	10 years	Euronext Lisbon
Total			1,695,799			

Most of the securities are listed on the Euronext Lisbon, except for the subordinated bonds issued by BES Finance Ltd, which are listed on the Luxembourg Stock Exchange.

> Solvency

The increase in Tier I and Tier II capital by respectively euro 226 million and euro 355 million was determining to maintain Group BES's financial strength. Hence the consolidated solvency ratio improved significantly when compared to the previous year, rising from 9.28% to 10.74%, remaining clearly above minimum levels, either those required by Bank of Portugal or those recommended by the Bank of International Settlements (BIS).

BES Group capital increase aimed to sustain business development on adequate solvency levels.



Solvency Ratio Evolution


%
12.46
12.07
12.38
12.81
BIS
10.69
10.35
10.64
11.01
10.69
10.93
10.85
10.96
10.75
10.74
9.33
9.22
9.23
8.99
9.29
9.28
B.Portugal
10.15
8.0
Global
9.32
8.59
8.56
BIS Tier1
7.15
6.87
7.19
7.16
6.42
7.19
Limits
4.0
Capital Increase
Capital Increase
Capital Increase
Capital Increase
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Solvency ratio, as calculated in accordance whith Bank of Portugal rules, shows an increase of 8.6% in risk - weighted assets, and a rise of roughly 12.8% in Tier I capital. Tier II capital was up by 27.6% due to the new issuance of subordinated bonds

Under BIS regulations, the total ratio is 12.81% (10.75% in 2001), while the Tier I ratio, at 7.19%, compares very well with the minimum of 4% recommended .

Risk Weighted Assets and Eligible Regulatory Capital (Bank of Portugal)

euro million

Variables		2001	2002	Change	
				Absolute	Relative (%)
Net consolidated assets	(1)	38,523	41,234	2,711	7.0
Risk weighted assets	(2)	30,364	32,973	2,609	8.6
Risk weight (%)	(2)/(1)	79	80	1	
Regulatory capital requirements	(3)	2,429	2,638	209	8.6
Risk weighted assets		2,214	2,504	290	13.1
Trading portfolio		215	134	- 81	-37.7
Existing regulatory capital	(4)	2,817	3,541	724	25.7
Core		1,772	1,998	226	12.8
Complemetary		1,284	1,639	355	27.6
Deductions		239	96	- 143	-59.8
Surplus	(4) - (3)	388	903	515	
Solvency ratio total	[4/(12.5 x3)]	**9.28%**	**10.74%**	**1.46 p.p.**	
TIER I Ratio		5.83%	6.06%	0.23 p.p.	
Core TIER I		3.81%	4.44%	0.63 p.p.	
Solvency Ratios BIS.					
Total BIS Ratio (%)		**10.75%**	**12.81%**	**2.06 p.p.**	
TIER I Ratio		**6.42%**	**7.19%**	**0.77 p.p.**	
Core TIER I		4.43%	5.61%	1.18 p.p.	

Financial strength can also be valued through the coverage of fixed assets by regulatory capital. As the following table shows, with permanent capital now accounting for more than two and a half times the value of fixed assets (2.2 times in 2001) BES Group' capitalization was significantly reinforced in 2002.

Coverage of Fixed Assets

euro million

Variables	2001	2002	Change (%)
FIXED ASSETS (FA)			
Net tangible & intangible assets	620	611	-1.5
Equity holdings	891	960	7.7
	1,511	1,571	3.9
REGULATORY CAPITAL (RC)			
Capital and Reserves	1,206	1,779	47.5
Subordinated Debt	1,443	1,696	17.5
Preference Shares	567	477	-15.9
Minority Interests	49	57	16.3
	3,265	4,009	22.8
Coverage Ratio (%) (RC / FA)	2.2	2.6	

> Investments

In 2002 major expenditure went to the development of the information system and works in premises, totalling on the whole euro 124 million. Net financial investments amounted to euro 92 million.



euro million
Investments
(33)
Equipment and Work in Premises
IT System and Other Projects
(91)
(92)
Participations

The most significant financial investments/divestments made during the year are directly related to strategic reorientations undertaken by the Group, and may be summed up as follows: the sale of the stake held in Kredyt Bank (Poland), aimed at concentrating resources in the development of the Group's position in the Iberian market and in markets with a strong presence of Portuguese communities; the disposal of the holding in VTR, S.G.P.S., S.A.; the increase in the stake held in BES Vénétie (France), from 20% to 40%, taking advantage of favorable buying conditions to strengthen the relationship with Southern European countries; and the purchase of nearly the entire share capital of Bank Espírito Santo (International) Limited, as part of the Group's strategy of establishing closer links with the Portuguese communities living abroad.

The restructuring process of InterAtlântico, SA (IASA) was completed in 2002, the entire stake held in Banco Bradesco, SA (3.29%) being concentrated under Banco Espírito Santo. This involved the disposal by Group BES of its 81% stake in IASA, which permitted to reverse euro 20.4 million from the provision booked in the consolidated balance sheet for this equity holding. However, this had no impact on the Group's results in so far as the amount reversed was allocated to provisions for general credit risks, whose level exceeds mandatory levels.

In national territory, a new institution was created, Banco Espírito Santo dos Açores, which resulted from a partnership established with Caixa Económica da Misericórdia de Ponta Delgada. Also in Portugal, the share capital of Banco BEST was increased, Group BES maintaining its stake unchanged.

In addition to self-financing, these investments were funded by the increase in regulatory capital.

8.1.3 > Operating Conditions

The operating conditions of Group BES in 2002, which are implicit in the generation of banking revenue, reflect the strength of the commercial activity based on a multispecialist organization.

Although the factors that led to the expressive increase of each of the components that make up banking income will deserve a more detailed description further down, it is important to highlight at this point the balance that was achieved in the diversification of income generating sources, as translated by the increase in net interest income (12.5%), fees and commissions (6.5%) and capital markets results (10.0%).

The initiatives taken with a view to achieving a sustained increase in the contribution of fees and commissions to the Group's overall revenues were pursued, while the weight of capital markets results in total banking income remaining practically flat, at around 10%.

euro million

Breakdown of Banking Income	2001	2002	Change (%)
Net interest income	718.6	808.2	12.5
+ Fees and commissions	382.6	407.3	6.5
= Commercial Banking Income	**1,101.2**	**1,215.5**	**10.4**
+ Capital Markets Results	125.8	138.5	10.0
= Operating Banking Income	**1,227.0**	**1,354.0**	**10.3**


Breakdown of Banking Income
16%
29%
55%
17%
31%
52%
10%
31%
59%
10%
30%
60%
1999
2000
2001
2002
Net Interest Income
Fees and Commissions
Capital Markets Results

> Net Interest Income and Margin

Net interest income increased by euro 89 million, or 12.5% on the previous year. The factors that most influenced this important business area during the reporting year are described below.

The increase in net interest income is explained by a reduction in intermediation costs of euro 256 million against a decline in interest income that amounted to euro 167 million only. While the decline in interest income originated mainly in customer loans, the contraction in the cost of funding came from customer funds and also from those obtained through the issuance of debt. The drop in both interest income and interest expense resulted from the decline in the interest rate of currencies in which the Group's placements and funds are denominated.

The following chart shows the revenues and costs of interest-bearing assets and liabilities and links them to the respective average interest rates:

euro million

Intermediation	2001	2002	Change
Revenues	**2,020**	**1,853**	**- 167**
Customer Loans	1,537	1,436	- 101
Placements in securities	242	251	9
Other placements [1]	241	166	- 75
Costs	**1,301**	**1,045**	**- 256**
Customer Funds	849	726	- 123
Other Funds	452	319	- 133
Net Interest Income	**719**	**808**	**89**

[1] Includes net interest from swaps

Net Interest Income and Net Interest Margin

euro million

	2001			2002		
Variables	Average Volume	Rate (%)	Revenues /Costs	Average Volume	Rate (%)	Revenues /Costs
Placements	**33,025**	**6.116**	**2,020**	**35,559**	**5.212**	**1,853**
Customer Loans	23,297	6.596	1,537	25,470	5.639	1,436
Securities	4,809	5.029	242	5,243	4.798	251
Other placements (1)	4,919	4.907	241	4,846	3.417	166
Borrowed Funds	**32,485**	**4.006**	**1,301**	**35,263**	**2.964**	**1,045**
Customer Funds	23,098	3.676	849	26,265	2.763	726
Other Funds	9,387	4.816	452	8,998	3.552	319
Result/Business Margin		**2.110**	**719**		**2.248**	**808**
Own Funds and Spread	**540**	**0.066**		**296**	**0.025**	
Result/Global Margin		**2.176**	**719**		**2.273**	**808**

[1] Includes net interest from swaps

As the above table shows, the Group's net interest margin improved by 9.7 basis points in 2002, rising from 2.176% to 2.273%. This progress is explained by the fact that the average rate of financial liabilities (-1.042%) suffered a larger cut than the average rate of placements (-0.904 p.p).

The increase in the absolute margin (up by euro 89 million) can be explained by both the price and volume effects, as the table shows.

Price and Volume Effects

milhões de euros

	Volume Effect			+	Spread Effect			=	Total
	Rate (%)	x Change in Volume	= Change in Interest		Volume	x Change in Interest Rate	= Change in Interest		Change in Interest
Financial assets	**5.149**	**2,533**	**141**		**33,025**	**-0.899**	**- 307**		**- 167**
Customer Loans	5.639	2,173	122		23,297	-0.957	- 223		- 101
Placements in Securities	4.798	434	21		4,809	-0.231	- 11		10
Other placaments	3.417	- 74	- 2		4,919	-1.490	- 73		- 75
Financial Liabilities	**2.652**	**2,778**	**74**		**32 485**	**-1.015**	**- 330**		**- 256**
Customer Loans	2.763	3,167	88		23,098	-0.913	- 211		- 123
Other Funds	3.552	- 389	- 14		9,387	-1.264	- 119		- 132
Difference			**67**				**22**		**89**

The price effect explains an increase of euro 22 million in net interest income, the remaining euro 67 million rise having resulted from the increase in volume.

Net interest income monitoring and the management of the balance sheet, including interest rate, foreign exchange rate and liquidity risks, is carried out by the Asset and Liability Committee (ALCO). Some of the most important measures defined by the ALCO concern the adjustment of the balance sheet to the forecast trend in the yield curve, and consequent repricing of both lending and borrowing operations.

In response to prevailing market conditions in 2002 - nominal interest rates at historically low levels and a contraction in savings by families, which was particularly acute in the domestic market - the ALCO applied a policy of contention to the pricing of deposits, while devising anchor products that permitted to secure the loyalty of customers in segments more sensitive to the price factor. As regards credit operations, the ALCO pursued the policy that had been initiated in 2001, raising the spreads of loans to corporates. This policy was supported by sophisticated risk assessment tools, and sought to align the practice in Portugal to the trend observed abroad in most business sectors.

On the other hand, the belief held since the beginning of the year that the slowing down of the economy in the US and the European Union would continue at least until 2003, led the Group to brace itself for the fall of interest rates. To this effect, at the beginning of the second quarter, the Group carried out operations aimed at protecting the balance sheet against a decline in long-term interest rates.

Additionally, the policy of extending the maturity of funding was pursued, both through structured products for customers and by issuing debt at indexed rates in the international market. These issues, apart from permitting a significant reduction in short-term funding needs and thus improving liquidity ratios, also benefited net interest income by fully incorporating the drop in market interest rates.

> Fees and Commissions on Customer services

Fees and commissions totaled euro 407.3 million, raising the previous year's figure by more than euro 24.7 million, which corresponds to an increase of 6.5%.

This performance basically originated in the growth of fees and commissions charged for traditional products (i.e., those directly associated to the banking business), specifically:

- Fees and commissions on loans (+49%), which include both credit lines and consumer credit and mortgages;
- Corporate Finance (49%), associated to a number of sizeable debt renegotiation operations;
- Management of payment means (+29%), which includes, among others, account management, transfers, payment orders and checks and reflects the buoyancy derived from the commercialization of service accounts and the introduction of the euro;
- Guarantees and endorsements, where the increase results essentially from an improved pricing policy that seeks to adjust price to the cost of risk; and
- Collection of receivables (18%).

Revenues from custody services and brokerage were down by respectively 38% and 47% as a result of the poor performance of the capital market and consequent reduction in purchase and sale operations. If revenues associated to capital market transactions were excluded, total fees and commissions would have grown by 13%.

The progress achieved was only made possible by the development of a policy geared towards improved service quality and an increasingly loyal customer base, which translated into a rise in the average number of products sold to each customer from 3.8 to 4.1.


%
Breakdown of Fees and Commissions
Others 16% (22%)
Securities 4% (6%)
Commissions on Loans 7% (5%)
Collections 8% (7%)
Guarantees 8% (7%)
Corporate Finance 9% (6%)
14% (14%) Mutual Funds
10% (11%) Cards
6% (5%) Bancassurance
3% (5%) Broverage
15% (12%) Management of payment means

( ) Previous year


%
Evolution of Fees and Commissions Breakdown
5%
75%
61%
25%
34%
1996
2002
Cross Selling
Traditional Services
Suport Services

Among the main fee-generating areas, those relating to cross-selling (mutual funds, cards, bancassurance, brokerage, factoring) are of particular note, representing 34% of the total (from 25% in 1996)

As far as electronic customer services are concerned, the Group's leadership of the domestic Internet banking market, both in the absolute number of customers and in the penetration in the customer base, deserves a note: BESnet, with 237,000 frequent users, has achieved a penetration rate in the individual customer base of 37%; the penetration rate of BESnet Negócios in the small trades and the medium and large-sized companies segments is respectively 9.8% and 51.5%.

The cash management and trade finance business area performed quite well during the year despite the global trend for a contraction in economic activities, and consequent and direct impact on the reduction of payments and trade finance operations, a trend that the Group was nevertheless able to counter.

The commercial area dedicated to custody customers continued to progress, and some initiatives were taken to improve the quality of the information on the Portuguese market provided to institutional customers. Within the scope of an annual survey conducted by the *Global Investor* international magazine, BES was distinguished with the prize for *Best Settlement and Clearing Bank in Portugal in Custody Services*. This award reflects the changes introduced in custody services over the last few years aimed at providing this area with the infrastructures required for the provision of a service obeying high quality standards.

> Investment Banking and Capital Markets

The 10% increase achieved in trading results derived essentially from a positive performance in the fixed income, which permitted to counteract the negative impact from equity trading.

Despite their volatile behavior throughout the year, interest rates dropped sharply in 2002, reaching historical lows. Group BES's stance in the management of interest rate instruments permitted to obtain significant gains, due to, on the one hand, to the bearing out of expectations of interest rate trends, and on the other, to a strict monitoring of interest rate risk.

Conversely, this area's results were influenced by the performance of equity markets, which, for the second year in a run, led to the recognition of significant losses.

euro million


Capital Markets Results
161
211
126
139
1999
2000
2001
2002


10-Year Euro Swap since 2001
5,8
5,6
5,4
5,2
5,0
4,8
4,6
4,4
4,2
4,0
Jan 2001
Jan 2003

Source: Bloomberg


10-Year USD Swap since 2001
6,500
5,875
5,250
4,625
4,000
Jan 2001
Jan 2003

Source: Bloomberg

In addition, this heading also includes the gains obtained in the sale of the stake in Kredyt Bank, Poland (euro 18 million) and in the Public Offering to swap BVLP shares for EURONEXT shares (euro 7.8 million).

DAX and PSI20 evolution since July 2001

Index (Points)
110
100
90
80
70
60
50
40
Jul 2001
Jan 2003
PSI20
DAX

Source: Bloomberg

DOW JONES evolution since July 2001



Index (Points)
110
100
90
80
70
60
50
40
Jul 2001
Jan 2003
Dow Jones
Nasdaq

Base: Jul/2001=100
Source: Bloomberg

> Efficiency and Operating Costs

Operating costs were contained within the limits proposed and below estimates, posting a nominal growth of 1.2% that in fact corresponds to a real reduction of 2.4%. Major contributors to these results were, on the one hand, the effects of the integration of the main operating units, the creation of shared services units and the restructuring of processes and consequent reduction of employees, and on the other, the renegotiation of a number of supply contracts and the drive for cost cutting that extended to the Group's entire organization. The prepayment of a total of euro 7.9 million, made the Group's performance in this respect even more striking.

Operating costs slowed down sharply, registering an increase of 1.2% that compares very well with the figure posted in 2001 (9.6% on a like-for-like basis). This surpasses the initial target, which pointed to an increase of 3%, subsequently adjusted to 1.5% at the end of the third quarter.

Group BES achieved a fresh improvement of its Cost to Income, which dropped by 4.8 p.p. versus the previous year.

Operating Costs

euro million

Variables	2001	2002	Change Abs.	Change Rel. (%)
Staff costs	320.5	323.1	2.6	0.8
+ Other Administrative costs	271.4	264.9	-6.5	-2.4
= Total Administrative costs	591.9	588.0	-4.0	-0.7
+ Depreciation	122.2	134.7	12.5	10.3
= **Operating Costs**	**714.1**	**722.7**	**8.6**	**1.2**

The remaining productivity indicators also improved, in particular the Operating Costs / Average Net Assets and Total Assets per Employee ratios, to which the rationalization projects implemented, which resulted in a reduction of 578 employees in 2002, greatly contributed. These staff cuts, added to those made in 2001, made for a total workforce reduction of 809 employees that surpasses the target set for 2001/2002, of 790 employees.

Productivity Indicators

euro million

Indicators		2001	2002
Cost to Income (including markets)	(%)	58.2	53.4
Cost to Income (excluding markets)	(%)	64.9	59.5
Operating Costs/Average Net Assets	(%)	1.98	1.85
Total Assets per Employee	eur'000	5,992	7,017

While pension liabilities inevitably increased under the impact of the rationalization projects, pension funds' returns declined as a result of the fall of the markets. These effects, added on to current contributions, led the Group to make a total contribution to the Pension Fund of euro 304.8 million, raising the coverage level to 94% (91% in the previous year).


euro million
Contributions to the Pension Fund
33.0
91.6
148.6
31.6
304.8
Regular Contribution
Early Retirements
Deferred Costs related to Actuarial Deviations
Corridor
Total

Pension Fund - Funding Level

euro million

	2001	2002
Total Liabilities	1,017	1,152
Coverage	926	1,085
Uncovered Liabilities	91	67[1]

Coverage: 94% (2001:91%)

[1] To be amortized until 2014, according to Bank of Portugal Notice 12/2001

8.1.4 > Results and Profitability

Net consolidated profit reached euro 222.5 million, which corresponds to an increase of 12.5% versus the previous year. This result is particularly striking as it was achieved in a very demanding year, both in terms of competitiveness and in terms of the improvement of internal processes.

In addition to the good progress made in the areas already described, the Group's provisioning also deserves a note - a net increase of euro 280.8 million, that exceeds by 37% the previous year's provision charge. Looking at the various components of provisions, credit provisions were raised by euro 224 million (+55%), translating the Group's customary prudent stance in the light of current economic conditions. Provisions for securities reflect the general downturn of the capital markets, particularly on the equities side. Other provisions include an increase of euro 21.8 million for several purposes (country risk, equity holdings, other risks and charges and general banking risks), and an amount of euro 20.5 million as a reversal of provisions for Interatlântico, SA, following BES Group's disposal of 81% in this company's capital. However, and as has been referred before, this reversal did not influence the result since such provisions had been allocated under provisions for general credit risks, whose level exceeds the mandatory provisioning level.

Against a particularly tough year, the good performance achieved by Group BES's institutions in the area of retail and corporate banking, specifically by BES and BIC's operating units, was quite noteworthy. Good results were also achieved in the area of specialized credit, with Crediflash (credit cards) rising by 42%, Euroges (factoring) by 42% and Besleasing (leasing) by 25.3%.

euro million

Variables	2001	2002	Change	
			Abs.	Rel. (%)
Net Interest Income	**718.6**	**808.2**	**89.6**	**12.5**
+ Fees and Commissions	382.5	407.3	24.8	6.5
+ Capital Market Results	125.8	138.5	12.6	10.0
= Banking Income	**1,227.0**	**1,354.0**	**126.9**	**10.3**
- Operating Costs	714.1	722.7	8.6	1.2
(Depreciation)	(122.2)	(134.7)	(12.5)	(10.3)
- Net Provisions	204.8	280.8	76.0	37.1
Credit	144.5	224.3	79.8	55.2
Securities	27.5	59.3	31.8	115.6
Others	32.8	-2.8	-35.6	-108.5
- Minorities and Others	110.4	128.0	17.6	16.0
= Net Profit	**197.7**	**222.5**	**24.7**	**12.5**

euro million

Breakdown of Banking Revenue and Costs



808
407
139
1,354
723
281
128
222
Net Interest Income
Fees and Commissions
Capital Market Results
Banking Revenues
Operating Costs
Net Provisions
Minorities and Others
Net Profit

As a result of the capital increase carried out in the first quarter of 2002, and the reinforcement of provisions, return on equity (ROE) dropped to 13.1%, though continuing to translate an attractive profitability level. The table shows the breakdown of ROE using average financial assets as the coefficient of the various income statement items.

To sum up the main points in the year under review, Group BES was able to maintain an attractive profitability level, with ROE standing at around 13%; efficiency continued to make good progress; its competitive position in the main business lines came out reinforced; the transformation ratio of customer funds into credit was improved; financial strength was significantly reinforced; and risks, particularly credit risk, were kept under tight control, while a sizeable cash flow volume was allocated to provisions.

Breakdown of Return on Equity

figures in %

		2001	2002	Change p.p.
	Rate of Financial Assets	6.12	5.21	-0.90
-	Rate of Financial Liabilities	4.01	2.96	-1.04
=	Spread Margin	2.11	2.25	0.14
+	Balance Sheet Management	0.07	0.03	-0.04
=	**Global Margin**	**2.18**	**2.27**	**0.10**
+	Fees and Commissions	1.16	1.15	-0.01
+	Capital Market Results	0.38	0.39	0.01
=	**Gross Return on Financial Assets**	**3.72**	**3.81**	**0.09**
-	Operating Costs	2.16	2.03	-0.13
=	**Net Return on Financial Assets**	**1.55**	**1.78**	**0.22**
-	Net Provisions	0.62	0.79	0.17
+	Others	-0.07	-0.16	-0.09
-	Minority Interests	0.15	0.09	-0.06
=	Pre-tax Return	0.72	0.73	0.02
-	Income Tax	0.12	0.11	-0.01
=	**Fees and Commissions**	**0.60**	**0.63**	**0.03**
x	Weighting of Financial Assets	91.52	90.93	-0.59
=	**Return on Assets (ROA)**	**0.55**	**0.57**	**0.02**
x	Placements Multiplier	28.38	23.01	-5.39
=	**Return on Equity (ROE)**	**15,57**	**13,10**	**-2,47**

8.2 > Activity and Results of Banco Espírito Santo (BES)

Main Activity Highlights and Business Indicators

	VARIABLES		SYMBOL.	1999	2000	2001	2002
	BALANCE SHEET (euro million)						
	Total Assets (1)		TA	27,461	32,007	33,526	36,035
	Net Assets		NA	22,733	26,817	27,590	29,416
	Financial Assets (average values)		FA	18,274	20,438	23,790	23,322
	Capital and Reserves (average values)		KP	1,016	1,130	1,365	1,762
	INCOME STATEMENT (euro million)						
	Net Interest Income		NII	344.9	373.2	417.1	417.1
+	Fees and Commissions		FC	196.0	213.7	205.4	235.3
=	Commercial Banking Income		CBI	540.9	586.9	622.5	652.4
+	Capital Markets Results		CMR	144.4	201.3	123.8	153.7
=	Operating Banking Income		OBI	685.3	788.2	746.3	806.1
+	Extraordinary Results and Other Costs		XR-OC	11.2	-1.7	14.5	-32.0
=	Total Banking Income		TBI	696.5	786.5	731.8	774.1
-	Operating Costs		OC	387.9	418.1	448.6	444.0
-	Provisions and Taxes		PT	146.0	234.0	142.1	200.7
=	Net Profit		NP	162.6	134.4	141.1	129.4
	PROFITABILITY (%)						
	Net Interest Margin		NII / FA	1.89	1.83	1.75	1.79
+	Return on fees and commissions		FC / FA	1.07	1.05	0.86	1.01
+	Return on capital market results		CM / FA	0.79	0.98	0.52	0.66
=	Business Margin		OBI / FA	3.75	3.86	3.14	3.46
-	Weighting of Operating Costs		OC / FA	2.12	2.05	1.89	1.90
-	Provisions and Taxes		PT / FA	0.80	1.14	0.60	0.86
-	Extraordinary Results and Other Costs		(OC-XR) / FA	0.06	-0.01	-0.06	-0.14
=	Return on Financial Assets		NP / FA	0.89	0.66	0.59	0.55
x	Weighting of Financial Assets		FA/ NA	0.87	0.87	0.87	0.85
=	Return on Assets (ROA)		NP / NA	0.77	0.57	0.52	0.47
x	Placements Multiplier		NA / KP	20.70	20.88	20.05	15.61
=	Return on Equity (ROE)		NP / KP	16.00	11.89	10.34	7.34
	PRODUCTIVITY/EFFICIENCY						
	Operating Costs / Total Assets	(%)	OC / TA	1.41	1.31	1.34	1.23
	Assets per Employee	(Eur 000)	TA / E	5,068	5,960	6,440	8,394
	Cost to Income	%	OC / OBI	56.6	53.0	60.1	55.1

(1) Includes disintermediation

> Activity

In line with previous years, 2002 was lived in a climate of strong commercial dynamism. Major structural transformations were consolidated, while at the same time new and challenging paths were opened by the reorganization of a multispecialist financial Group.

The vigor displayed by the business more directly involving customers remained one of the key features of BES's activity, with credit continuing to expand (rising by 9% year-on-year), and funding, including disintermediation, maintaining the same growth pace as in the previous year (approximately 8%).

Customer loans continued to show that there is room for expansion, mortgage lending again proving the most active component of credit, having risen by roughly 16% against the previous year; other loans to individuals were down by 25% on 2001, a drop that is influenced by the securitization of euro 150 million in consumer credit at the end of April 2002. At the end of the year loans to individuals continued to account for roughly one third of the Bank's total credit portfolio. Finally, the performance of corporate credit - an increase of 10% - once again confirmed BES's strong foothold in the Portuguese corporate fabric.

Thanks to the systematic fine-tuning of methods, both those used by the Global Risk Management Area and that employed for decentralizing decision powers, and the skills shown by all those intervening in the process in assessing credit risk from a commercial standpoint, one of BES's strong points is indeed the quality of its credit portfolio.


euro billion
Business Growth
8%
33,5
36,0
9%
14,3
15,5
8%
20,2
21,8
Total Assets (1)
Customer Loans
Customer Funds (2)
2001
2002

[1] Includes: Net Assets and off balance sheet items
[2] Includes: Customer deposits, debt securities and off balance sheet items


euro million
Customer Loans
14,298
9%
15,522
9,702
10%
10,701
1,217
915
3,379
16%
3,906
2001
2002
Mortgage
Other Loans to Individuals
Corporate

euro million

Asset Quality



453
372
281
32
243
44
199
249
2001
2002
Overdue Loans < 90 days
Overdue Loans > 90 days
Provisions

	2001	2002
Total Overdue Loans / Customer Loans (Gross)	1.70%	1.81%
Overdue Loans > 90 days / Customer Loans (Gross)	1.39%	1.60%
Total Provisions / Total Overdue Loans	153%	161%
Total Provisions / Overdue Loans > 90 days	188%	182%

This quality may be gauged by the low loan loss level recorded, which stood at around 1.8%, and by the high level of coverage by provisions, where the reference ratio rose by 8 p.p. (161% in 2002 against 153% in 2001).

Funding growth, though slightly more moderate than that of credit, is nonetheless quite meaningful, considering that it occurred in a context of rising indebtedness of families and of an ever-increasing array and diversity of desintermediation products on offer. However, the Bank continued to conduct its activity with the concern of maintaining a balance between, on the one hand, the offer of products such as mutual funds and bancassurance, and on the other, its need to finance customer loans through on-balance sheet funds, including debt securities, which remained the most vigorous component of intermediation.

Funding

euro million

Variables	2001	2002	Change Abs.	Change Rel. (%)
Customer Funds	**14,513**	**15,398**	**885**	**6.1**
Sight Deposits	5,696	6,003	307	5.4
Term Deposits	6,242	6,187	- 55	-0.9
Debt Securities	2,575	3,208	633	24.6
Off balance sheet funds	**5,731**	**6,373**	**642**	**11.2**
Total Customer Funds	**20,244**	**21,771**	**1,527**	**7.5**

> Banking Revenue, Productivity and Profitability

The Bank's performance, despite the good growth pace achieved in fees and commissions (+14.6%) and capital markets results (+24.2%), was nevertheless strongly affected by the sharp rise in provisions (+ euro 57 million), which, as usual, reflect its prudent stance in view of current economic conditions, and led to a reduction in net profits of euro 11.7 million.

euro million

Banking Income and Results	2001	2002	Change %
Net Interest Income	417.1	417.1	0.0
+ Fees and Commissions	205.4	235.3	14.6
+ Capital Market Results	123.8	153.7	24.2
= Banking Income	746.3	806.1	8.0
+ Extraordinary results and others	-14.5	-32.0	....
- Administrative Costs	354.8	340.6	-4.0
- Depreciation	93.8	103.4	10.2
- Net Provisions	142.1	199.0	40.0
= Pre-tax Results	141.1	131.1	-7.1
- Income tax	0.0	1.7	....
= Net Profit	141.1	129.4	-8.3

The reduction of operating costs (-1.0%) was consistent with the global objective established for the Group (already referred). It permitted to improve both the Cost to Income, which dropped by five percentage points, from 60.1% to 55.1%, and physical productivity, as measured by either the number of employees per branch, or by the ratio of assets per employee, which rose by 30%.

Productivity Indicators		2001	2002	Change
Operating Costs/Total Assets	(%)	1.34	1.23	-0.11 p.p.
Assets per Employee	(eur 000)	6,440	8,394	30.3%
Employees per Branch	(number)	10.7	9.1	-1.6
Cost to Income	(%)	60.1	55.1	-5.0 p.p.

These developments are closely linked to the reduction in the number of employees that took place during the year. This has been a constant feature over the last few years, and occurred in tandem with an indispensable effort to arrive at a younger and overall better qualified workforce.

Network Expansion / Organization Efficiency



13.6
12.4
12.0
19.9
11.3
10.7
9.1
414
427
437
457
475
488
473
1996
1997
1998
1999
2000
2001
2002
Branches
Employees per Branch

The process of streamlining the Bank's human resources inevitably had an impact in terms of pension liabilities, which suffered a marked rise and therefore called for an increase in the respective funding.

Liabilities for retirement pensions thus increased by euro 116.7 million and were funded through contributions to the pension funds that totaled euro 282.6 million. Hence the coverage level improved significantly, from 91% to 94%.

2002 was characterized by a decline in profitability, in terms of both return on equity and return on assets. This resulted from the combination of various factors that are explained throughout this report. Hence return on average equity dropped from 10.3% in 2001 to 7.3% in 2002, while return on assets stood at 0.47% (0.52% in the previous year).



euro million
Annual Change in BES Pension Fund
847.8
282.6
-79.7
66.2
984.5
1,047.5
Value of Plan Assets
Value of Plan Assets
31.Dec.01
Contributions
Change in Fund Value
Pensions paid
31.Dec.02
Total Liabilities

> Proposed Distribution of BES Net Profit

Under the terms of section b) of article 376 of the Companies Code, and in compliance with article 30 of the Statutes, it is proposed that the following application of the year's net profit be submitted to the General Meeting:

The proposed dividend on the 2002 earnings corresponds to a gross value per share of euro 0.287, payable on all existing shares at the end of the year.

euros

Proposed Distribution of Net Profit	
• For legal Reserve	13,000,000.00
• For distribution to the members of the Board of Directors	920,000.00
• For distribution to the employees	15,250,000.00
• For distribution to the shareholders	86,100,000.00
• For other reserves	14,104,275.00
	129,374,275.00

8.3 > Activity and Results of the Main Business Units

> Banking

Banco Internacional de Crédito, S.A. (BIC)

BANCO INTERNACIONAL DE CRÉDITO GRUPO BANCO ESPÍRITO SANTO

> Registered Office
Av. Fontes Pereira de Melo, 27
1050-117 Lisboa

> Share Capital
Euro 150 million

> BES holding
100%

Business made good progress during the year, both on customer loans, particularly mortgage lending, and on customer funds, notwithstanding the unfavorable conditions for attracting savings. At the end of the year the Bank carried out a securitization operation of subsidized residential mortgage credit in the amount of euro 1 billion, which permitted to obtain liquidity and improve the solvency ratio.

The new organization model that was built by integrating the operating and systems structures into shared service units completed its first full year in operation.

As a result of the referred securitization operation, customer loans were down by 4.1%, from euro 6,652 million to euro 6,378 million. Mortgage credit, which accounts for 76.5% of total gross customer loans, reached euro 4,943 million. In order to ensure sufficient funding to expand the mortgage lending business, the Bank issued bonds totaling euro 205 million.

The Bank posted net interest income of euro 157.2 million and banking income of 174.3 million. Net profit was euro 49.6 million, a decrease of 4.4% year-on-year.

consolidated values | euro million

Variables and Indicators		2001	2002	Change (%)
Net Assets		8,158	7,974	-2.3
Capital and Reserves		205	222	8.3
Customer Funds		4,013	4,125	2.8
Customer Loans (net)		6,652	6,378	-4.1
Net Profit		51.9	49.6	-4.4
Employees per Branch	(number)	7.8	7.7	-0.1
Return on Equity (ROE)	(%)	33.3	27.5	-5.8p.p.

Banco Espírito Santo de Investimento, S.A. (BESI)


Espírito Santo
Investment

BES Investimento closed the year with a consolidated net profit of euro 2.8 million, a year-on-year increase of 32.4%. The deep crisis that affected capital markets had a substantial impact on the Bank's activity, in so far as it did not permit to carry out any major operations in the primary market, while strongly conditioning the business of its associated companies ES Dealer and Benito y Monjardin.

In Project Finance, Group BES was ranked 30th Global Mandated Lead Arranger in the League Tables issued by the Project Finance International magazine - the second-ranking Iberian bank in this list - and 22nd in the classification for Global Advisory Mandates - which corresponds to the top position at Iberian level.

In financial services, and notwithstanding the market's adverse conditions, BESI provided financial advisory services to Generg, in the sale of its holding in IPE, to Sogrape, in the acquisition of Sandeman, and in Spain, to Neoplástica, in the acquisition of Trevira. The Sogrape operation was associated to an issue of commercial paper, in which the bank was lead manager.

In the primary equity market, the most affected by the lack of large operations, the Bank arranged Sacor Marítima's and Orey's tender offers; in the Spanish market, it co-led the IPO of Enagás; and in the Brazilian market, it had the role of advisor in TelespCelular's rights issue and co-led the IPO of CCR (Companhia de Concessões Rodoviárias).

Also in Project Finance, a substantial volume of fees, both advisory and lending, was obtained, as a result of the Bank's involvement in motorway projects and the construction of a new football stadium.

As regards the debt markets, and in addition to its role in the referred Sogrape issue, BESI co-led BES FINANCE, Ltd. eurobonds issue, led the commercial paper issue of Banco Mais, and, in the Brazilian market, participated as leader or co-leader in the Euro and USD international bond issues by the Federal Republic of Brazil, the Bradesco and Unibanco banks and also by Odebrecht.

> **Registered Office**
> Rua Alexandre Herculano, 38
> 1269-161 Lisboa
> **Share Capital**
> Euro 70 million
> **BES holding**
> 100%

consolidated values — euro thousand

Variables and Indicators	2001	2002	Change (%)
Net Assets	850,503	871,519	2.5
Capital and Reserves	159,897	156,840	-1.9
Banking Income	49,749	54,933	10.4
Net Profit	2,088	2,764	32.4



BEST - Banco Electrónico de Serviço Total, S.A.

> Registered Office
Rua Alexandre Herculano, 38
1250-011 Lisboa
> Share Capital
Euro 43 million
> BES holding
66.0%

In 2002 Banco BEST completed its first year in operation. The bank has achieved a high level of customer satisfaction (94%), as shown by the results of a satisfaction survey carried out by mid-year.

Besides consolidating its primary access channels -Web, Wap, ITV, Investment Centers and Contact Center - the Bank developed or extended personal relationship channels, which feature the following:

- financial advisors, delivering a personalized and free of charge service to support financial decisions;
- agents, commercial network extended to all district capitals;
- financial advisors, network of financial specialists;
- BEST spaces in PT Group shops.

Banco BEST maintained a brisk pace in the launching and sale of products, producing the widest offering of term deposits in the market and extending brokerage services to eight of the main stock exchange markets (increasing its market share six-fold when compared to 2001). Its mutual fund portfolio posted a rise in excess of 50% (the bank sells over 170 funds from 13 managing companies). Moreover, the bank also issued structured products featuring diversified profiles. At the end of the year Banco BEST launched unit-linked insurance polices, consumer credit (in a first phase, to the purchase of luxury watches, under a partnership), the salary account product, and on the side of tax savings products, a housing savings account. The provision of services in the area of payment means and account management was enlarged, by the introduction of checks, a VISA Gold credit card, a VISA Electron debit card and the payment of services.

euro thousand

Variables and Indicators	2001	2002	Change (%)
Net Assets	149,442	186,908	25.1
Capital and Reserves	32,422	39,626	22.2
Customer Deposits	118,072	153,724	30.2
Net Profit	-3,374	-10,679	...

Banco Espírito Santo dos Açores, S.A.


Banco Espírito Santo
dos Açores

BES dos Açores is headquartered in the Azores and started operations on July 1, 2002. The need felt by Group BES and Santa Casa da Misericórdia de Ponta Delgada, later joined by the Bensaúde Group, to find an adequate solution to meet the challenges faced by the financial system in the Autonomous Region of the Azores was behind the creation of this new bank. Aware of the requirements of the national and regional banking system, and of the need to provide quality services and products, by improving working methods and the communication with the customers, the players in this process decided to associate themselves for the establishment of BES dos Açores - the first bank to open in the Azores in the last 90 years, and also the first in the new millennium.

The main target of BES dos Açores are the residents of the Autonomous Region of the Azores, and, equally important, the large community of emigrants from these islands, particularly in North America (USA and Canada). To this end, the branches were redefined and refurbished, and the staff received intensive training.

The strategic business plan defined is geared to the Bank's development and implantation in the Azores, banking on the outsourcing of services and product design, and on exploiting strong synergies with BES Group.

The complex process of integrating and fine-tuning the operation of the two networks of branches - BES's and that of Caixa Económica da Misericórdia de Ponta Delgada - was pursued during these six months in operation. This task was only possible thanks to the very positive work developed by several units and employees of both the Group and the former Caixa Económica. At the same time, an intensive commercial activity was developed to raise customer loyalty and improve the new bank's capacity to meet customer needs.

The Bank closed the year with net assets of euro 205.3 million and a net profit of euro 1.151 million (corresponding to six months in operation).

> Registered Office:
Rua Hintze Ribeiro, 2 - 8
9500-049 Ponta Delgada

> Share Capital
Euro 17.5 million

> BES holding
59.98%

euro thousand

Variables and Indicators	2002
Net Assets	205,291
Capital and Reserves	24,181
Customer Loans (gross)	178,260
Customer Deposits	154,541
Banking Income [1]	4,607
Net Profit [1]	1,151

[1] Corresponding to results half year



Banco Espírito Santo
Espanha

> Registered Office
Serrano, 88
28006 Madrid - Spain
> Share Capital
Euro 86.5 million
> BES holding
100%

Banco Espírito Santo, S.A. (Espanha)

In the course of 2002 BES Group in Spain successfully cemented its specialization strategy focused on medium-high and high net worth individual customers. Along these lines, the Group's units in this country were gradually integrated, a process that involved the merger and restructuring of the commercial networks and the integration of the central services. This integration, whose results will only be fully visible in 2003, aimed at separating investment banking from commercial banking (the latter essentially geared towards individual customers), while maintaining in operation the corporate banking business, which gives the Bank added value in terms of the relationship with Portugal.

The commercial efforts and business done this year by the Bank translated into a rising contribution of fees and commissions to banking income. The Bank's standalone result came out slightly above euro 400,000.

As regards the Group's other business units, both the fund manager and the broker posted losses this year, as a result of the implementation of the restructuring process. The Group posted a consolidated profit of euro 2.1 million.

consolidated values — euro thousand

Variables and Indicators	2001	2002	Change (%)
Net Assets	2,355,586	2,981,194	26.6
Capital and Reserves	63,268	62,311	-1.5
Customer Loans (gross)	1,010,359	1,049,538	3.9
Customer Funds	959,406	1,406,475	46.6
Banking Income	62,311	74,799	20.0
Net Profit	- 1,724	2,105	...

Espírito Santo Bank, S.A.


Espírito Santo
Bank

Despite the difficult economic situation lived in 2002, ES Bank was able to increase its private banking customer base and business, by taking advantage of selective credit opportunities.

Net assets increased 7%, customer funds and credit portfolio were up respectively 9% and 5.6%, year-on-year. The credit portfolio maintained an excellent quality level, where mortgage loans and loans to private banking customers (collateralized) were the most dynamic components.

Net interest income grew by 25%, thanks to an improved asset mix; and fees and commissions on customer services, under the markets' unfavorable climate for business, remained flat.

In the third quarter of the year ES Bank sold its 50% holding in the factoring company ES Bankest.

> **Registered Office:**
> 1395 Brickell Avenue
> Miami, Florida, 33131 U.S.A.
> **Share Capital**
> $US 16.973 million
> (Euro 15.442 million)
> **BES holding**
> 98.45%

euro thousand

Variables and Indicators	2001	2002	Change (%)
Assets under Management [(1)]	918,118	898,409	-2.1
Net Assets	465,992	497,068	6.7
Capital and Reserves	35,526	31,699	-10.8
Customer Loans (gross)	189,174	199,747	5.6
Customer Deposits	350,276	383,376	9..4
Net Profit	4,863	1,640	-66.3

[(1)] Net assets and off balance sheet items



Banco Espírito Santo
do Oriente
必利勝銀行

> Registered Office
Av. Dr. Mário Soares, n.° 323
Edifício Banco da China,
28t° E-F - MACAO

> Share Capital
MOP 200 *million*
(Euro 23.743 million)

> BES holding
99.75%

Banco Espírito Santo do Oriente, S.A.

Lacking any clear signs of sound economic growth, the US economy's behavior in 2002 had the effect of holding back the confidence of international investors and this reflected on all other economies. In Asia, the Popular Republic of China officially posted another year of strong expansion, with GDP growth reaching close to 8%, in contrast to the persistent weakness of the Japanese economy. On the other hand, the overall Asian scenario is one of uncertainty, as, although the majority of the economies in the region have improved when compared to the previous year, the pace of economic growth slowed down in the second half of the year versus the first. These countries being strongly dependent on exports, the performance of their economy was intimately linked to the overall poor level of demand in the US and Europe. Additionally, most stock exchanges in the region have registered falls versus the previous year.

In Macao, despite the lack of official data, the year seemed to boost the confidence of the entrepreneurial sector in the recovery of an economy that increasingly relies on public works, tourism and investment by the new operators of chance games.

Always alert to the surrounding environment, the Bank pursued a policy of restriction, strictness and prudence in the assumption of new risks. At the end of the year net assets totaled euro 119 million, and net profit euro 1.358 million.

euro thousand

Variables and Indicators	2001	2002	Change (%)
Net Assets	171,646	118,845	-30.8
Customer Loans (gross)	35,821	25,764	-28.1
Capital and Reserves	29,887	25,251	-15.5
Net Profit	162	1,358	...

Banco Espírito Santo Angola, S.A.R.L.



Banco Espírito Santo
Angola

Banco Espírito Santo Angola made good progress in its first year in operation. The Bank is already viewed as a competitive and modern bank, where commitment to both quality service and skilled human resources was decisive in the good performance achieved.

BESA mainly focused its activity on the provision of savings products in *Kwanzas* (the local currency) as well as on currency purchases and sales for imports, money transfers abroad, forward operations to hedge the foreign exchange risk incurred by certain customers (mostly in USD/rand) and the management of customer portfolios.

Despite the obviously small expression of credit due to the Bank's recent start-up, loan granting obeyed strict criteria in terms of its assessment, and care was taken to obtain collateral security.

Net interest income contributed with 66% to total banking income. The Bank's "BESA rendiment" term account was the first time-deposit in Kwanzas to appear on the Angolan banking scene. Trading operations, namely foreign exchange operations on imports, the management of currency portfolios and forward contracts, also contributed to banking income.

Customer funds reached euro 50 million, while customer loans stood at just euro 4.5 million. At year-end total net assets were euro 67 million and the Bank posted a profit of euro 1.062 million.

> **Registered Office**
Rua Guilherme Pereira Inglês
n.° 43 - 1° CP 6459 Luanda, Angola

> **Share Capital**
Equivalent to euro 9.536 million

> **BES holding**
99.96%

euro thousand

Variables and Indicators	2002
Net Assets	67,332
Capital and Reserves	7,367
Customer Loans (gross)	4,502
Customer Deposits	50,059
Banking Income	4,135
Net Profit	1,062



Banque Espírito Santo et de la Vénétie

> **Registered Office**
45, Avenue Georges Mandel
75116 Paris - France
> **Share Capital**
Euro 52.154 million
> **BES holding**
40.00%

Banque Espírito Santo et de la Vénétie, S.A.

2002 was marked by the merger with Via Banque, following the acquisition from ESFIL of all its shares in VIA Banque. Another important event was BES's acquisition of part of the stake held in BESV by the Cardine Banca group and the SAN PAOLO IMI group, after these entities merged their operations.

The new bank that resulted from the merger continued to operate in the areas of commercial banking, structured finance, private management and the cash management that was born from the merger, having posted satisfactory results. Banking income was up by 119.1%, while recurrent operating costs increased by 78.1%, leading to a rise in the recurrent operating result of 339%.

Improved profitability was achieved against a tough economic environment, with the expected rebound of the French economy in the second half of the year failing to materialize. Economic growth in France was approximately 1%, and stemmed essentially from private consumption, which made up for the low level of investment. The number of the unemployed (9% of the active population) stabilized at the end of the year, but job creation stood below the previous year's level. At the same time, quite a lot of restructurings and "social plans" were announced during the year.

In 2002 BESV had to bear high restructuring costs derived from the merger with Via Banque. Also, the Bank considered that it would be necessary to set up substantial credit provisions (euro 8.5 million against euro 1.3 million in 2001), as loans, although classified as performing, are experiencing some temporary problems.

euro thousand

Variables and Indicators	2001	2002	Change (%)
Net Assets	402,731	1,188,764	195.2
Customer Loans [1]	202,448	614,853	203.7
Customer Deposits [1]	122,523	230,514	88.1
Equity	53,477	61,910	15.8
Net Profit	53	708	...

[1] Except Financial Customers

> Asset Management

Espírito Santo Activos Financeiros, SGPS, S.A.(ESAF)


Espírito Santo
Activos Financeiros

At the end of 2002 the volume of assets under management reached approximately euro 9 billion, an increase of nearly 7% when compared to 2001, largely generated in the real estate fund Gespatrimónio Rendimento and in the discretionary management business. This fund maintained its lead as the largest open-end real estate fund in the Portuguese market, with assets under management exceeding euro 1,374 million, which corresponds to an increase of more than 22 % over the previous year.

Within the scope of BES Group's expansion plan in Spain, the project for the reorganization of the companies' structure was completed. This was achieved through the creation of ESAF ? Espírito Santo Activos Financieros, S.A., which now holds the two manager companies - Espírito Santo Gestion and Espírito Santo Pensiones.

The area of alternative products was given a boost. These products, namely the Caravela Fund SICAV, are sold to institutional customers, and private customers, whose portfolios are managed through ESAF ? Espírito Santo Gestão de Patrimónios, S.A. At the end of the year the Caravela Fund posted a volume of assets under management that surpassed euro 260 million, an increase of 18.8% versus the previous year. The drive towards streamlining the offering of mutual funds managed by ESAF - Espírito Santo Fundos de Investimento Mobiliário S.A. and ESAF - International Management led to the liquidation of their ES Fixed Income and ES Focus I Funds, respectively.

Two factors jointly led to a drop in consolidated net profit: the fall in certain values under management, namely in higher risk funds, which are those that most contribute to the income statement, and the restructuring costs of the Spanish operation.

> Registered Office
Av. Álvares Cabral, 41
1250-015 Lisboa

> Share Capital
Euro 11.75 million

> BES holding
85.00%

consolidated values | euro thousand

Variables and Indicators	2001	2002	Change (%)
Net Assets	60,067	60,693	1.0
Capital and Reserves	20,618	20,825	1.0
Net Profit	11,261	7,735	-31.3
Assets under Management (euro million)	8,506	9,056	6.5

> Leasing



Besleasing Mobiliária

Besleasing Mobiliária - Sociedade de Locação Financeira, S.A.

The equipment leasing sector saw a marked reduction, reflecting the decelerating growth pace of the economy. Besleasing Mobiliária, though to a lesser degree, was also affected by the economy's sluggish performance. Supported by the BES and BIC commercial networks, it posted production totaling euro 326.8 million. In a scenario of general crisis in the sector, this result nevertheless placed the company in second position in the national ranking of equipment leasing companies, with a share of 13.4% of a market that is growing increasingly competitive.

Production was essentially channeled to the manufacturing industry, retail, construction and public works and transport and communications sectors. Vehicles and equipment specific for the industry were the most sought after category of goods.

A securitization operation totaling euro 300 million was carried out, aimed at boosting the potential for business, releasing own funds and improving the solvency ratio. This operation was fully placed in the international markets and was rated by Moody's, Standard & Poor's and Fitch Ratings. In addition, it permitted to lower the cost of funding. This securitization explains the reduction in credit and consequent fall in net assets, besides its natural impact in terms of reducing interest-bearing liabilities.

Net profit was down, mainly as a result of the strong increase in provisions, and also of the retraction in the company's business, with overdue credit gaining weight in total loans under the securitization effect.

> **Registered Office**
Av. Álvares Cabral, 27 - 4.°
1269-140 Lisboa

> **Share Capital**
Euro 2.65 million

> **BES holding**
83.72%

consolidated values — euro thousand

Variables and Indicators	2001	2002	Change (%)
Net Assets	627,166	387,811	-38.2
Capital and Reserves	25,020	25,773	3.0
Customer Loans	614,204	364,931	-40.6
Net Profit	1,089	931	-14.5
New Contracts			
Number	7,823	6,625	-15.3
Amount	365,281	326,785	-10.5

Besleasing Imobiliária - Sociedade de Locação Financeira, S.A.


Besleasing
Imobiliária

The faltering pace of economic growth in 2002 affected the real estate leasing industry, Besleasing Imobiliária's business included. Supported by BES and BIC's networks, the company's production totaled euro 177.8 million, of which euro 159.3 million concerned buildings already constructed and euro 18.5 million buildings under construction. This performance allowed Besleasing Imobiliária to maintain the third position in the national ranking of leasing companies, with a share of 19.2% of a fiercely competitive market.

Production was mainly channeled to the retail, manufacturing industries and transport and communication sectors. The chief categories of leased goods were commercial property, warehouses, industrial facilities, offices and land for construction.

Net profit for the year, euro 4.2 million, benefited from the credit recovery policy pursued, thanks to which overdue loans stood at 0.4% only of total loans, which is less than in the previous year. This improvement resulted both from a reduction in overdue loans (- 15.3%) and from an increase in total customer loans.

> **Registered Office**
Av. Álvares Cabral, 27 - 1.°
1269-140 Lisboa

> **Share Capital**
Euro 12.9 million

> **BES holding**
82.70%

consolidated values | euro thousand

Variables and Indicators	2001	2002	Change (%)
Net Assets	462,459	566,638	22.5
Capital and Reserves	15,035	15,342	2.0
Customer Loans	451,459	555,493	23.0
Net Profit	3,002	4,197	39.8
New Contracts			
Number	545	470	-13.8
Amount	179,856	177,793	-1.1

> Specialized Consumer Credit

Crediflash - Sociedade Financeira para Aquisições a Crédito, S.A.



Espírito Santo
Crediflash

Consumer credit suffered the effects of the slowing down of economic growth. Still, Crediflash posted credit growth of 5%, and according to VISA, in the last quarter of the year BES Group had risen from third to second place in the ranking of credit cards turnover.

Based on the prime objectives set by the Group for credit card management this year - to boost their use and to increase the number of cards, while maintaining risk under control - several campaigns were launched, namely:

- the National Geographic promotion, targeted at Classic and Premier cards holders, which rewarded customers with a bonus annual subscription of this world-famous magazine;
- the summer campaign "to embark on this trip, all you have to do is use your card";
- the year-end campaign (running till the end of January 2003), featuring a contest and offering direct prizes, under the name "do your Christmas shopping with cards that give you presents"; and
- canvassing campaigns whereby BES Ritmo, BES Classic Duo and BES Premier Duo cards were awarded to customers of the Bank who did not hold any credit cards, based on the prior analysis of their credit card use and risk profile.

The increase in net profit, by 42%, derived not only from the 7% rise in credit commissions (in turn due to the growth of credit) but also from the joint effect of three different factors: net interest income was up by 32%, operating costs fell by 13% and the recovery of overdue loans improved 101%.

> Registered Office
Alameda António Sérgio,
22-2° - Miraflores
1495-132 Algés

> Share Capital
Euro 7.5 million

> BES holding
98.37%

euro thousand

Variables and Indicators	2001	2002	Change (%)
Net Assets	122,175	124,639	2.0
Capital and Reserves	11,426	11,706	2.5
Customer Loans (net)	110,871	115,128	3.8
Net Profit	2,841	4,032	41.9

Credibom - Sociedade Financeira para Aquisições a Crédito, S.A.



This year saw the start of two major projects in the area of information systems: the upgrade of the contract management system, which will bring greater flexibility into credit products, and the Revolving project, which will leverage direct customer loans. Both will be crucial in sustaining the company's future growth. A new Telemarketing organic unit was created following the launch of direct customer loans (these are called "Short Circuit").

An unfavorable economic environment, the fall of confidence indices, and the high level of indebtedness of Portuguese families, all contributed to hamper the growth of the consumer credit business. This explains which production only increased by 2.1% over the previous year, to reach euro 250.7 million.

On the other hand, the company's financial indicators performed quite well, with net assets reaching euro 471.8 million and customer loans totaling euro 452.6 million (up by 13.6% on 2001). The coverage ratio of total overdue loans by provisions stood at 118.1%.

Credibom posted net profit of euro 9.1 million, which corresponds to an increase of 12.2% over the previous year. ROE reached 44.5% and the Cost to Income came to 34.3%.

> Registered Office
Av. General Norton de Matos, 71-3° - Miraflores 1495-148 Algés

> Share Capital
Euro 10 million

> BES holding
59.98%

euro thousand

Variables and Indicators	2001	2002	Change (%)
Net Assets	417,896	471,848	12.9
Capital and Reserves	18,450	20,502	11.1
Customer Loans (net)	398,419	452,655	13.6
Net Profit	8,129	9 120	12.2
ROE	44,1%	44,5%	0.4p.p.
Cost to Income	43,3%	34,3%	-9.0p.p.
Coverage of total Overdue Loans	112,1%	118,1%	6.0p.p.
New Contracts			
Number	66,127	60,596	-8.4
Amount	245,563	250,707	2.1

> Brokerage



Espírito Santo
Securities

Espírito Santo Dealer- Sociedade Financeira de Corretagem, S.A.

> Registered Office
Rua Alexandre Herculano,38
1269-161 Lisboa

> Share Capital
Euro 3.5 million

> BES holding
100%

2002 was another bad year for capital markets. At world level, the economic crisis became even worse, strongly contributing to the fall of the main European indices. After September 11, and although the North-American Federal Reserve pursued an expansionist monetary policy, its practical effects were limited in so far as investors' confidence became even more shaken, particularly after the scandals involving Enron and WorldCom, as well as others related to dubious accounting practices. The specter of a war of with Iraq, the crisis in Argentina and the presidential elections in Brazil, acted together to condition the risk premia required by investors, and particularly affected the performance of a large part of the Iberian companies.

The Euronext Lisbon's PSI20 index fell by 25.6%, but was nonetheless one of the best performing indices of the main European stock exchanges. Notwithstanding this good relative performance, the trading volume and the official equities market capitalization were down by respectively 29.4% and 24.2%. This fall is all the more significant if we consider that in 2001 the trading volume had already slumped by 48% versus the year before. One of the main consequences of stock exchange crises is to penalize the more peripheric markets, and if in Spain this was felt to a certain degree, in Portugal it assumed rather more upsetting proportions.

At the same time competition strongly intensified, featuring aggressive fees, and this made it even more difficult for business profitability growth. Still, ES Dealer reached an accumulated market share of 8.6%, which gave it the fourth place in the ranking of companies that operate in the cash market in equities. The market share made some further progress towards the end of the year. In Spain, it was a year of consolidation and of opportunities in brokerage, through ES B&M. The management and approach to the Spanish market is carried out in an integrated fashion, taking advantage of the know-how and experience accumulated over the last years.

ES Dealer posted a consolidated net loss of euro 125,000 while total net commissions amounted to euro 4,082 thousand, down by 52% on 2001.

euro thousand

Variables and Indicators	2001	2002	Change (%)
Net Assets	35,108	119,758	241.1
Capital and Reserves	7,823	6,470	-17.3
Net Profit	- 1,353	- 125	-90.8
Net Fees	8,575	4,082	-52.4

> Factoring

Euroges - Aquisição de Créditos a Curto Prazo, S.A.



In 2002 Euroges once again reaffirmed its presence in the Portuguese market as a reference in efficiency and profitability, aligned to the best practices which are a constant in the Group.

Portfolio growth of 20% and assets under management totaling euro 625 million at the end of 2002 allowed the company to remain in second position in the sector's ranking. An increasingly fine-tuned interpenetration with Group BES's network resulted in turnover growth in excess of 14.5%, to euro 1.723 million.

Net profit and cash flow, at respectively euro 4.8 million and euro 8.6 million, were up by 42.5% and 27.6% on the previous year's figures. Thanks to these results, EUROGES maintained the first position amongst its peers, accounting for respectively 37.7% and 42.3% of the sector's total net profits and cash flow, as published by the Portuguese Association of Factoring Companies.

The company's expansion and its containment of costs resulted from the strategy outlined, which focused on the pricing of loan operations, a strict risk control, a judicious management of human resources, and also on suppliers and external services, thus making it possible to pursue sustained growth. It was thanks to this strategy that the Cost to Income reached 27.4% and ROE 28.3%.

Finally, the management of payments to suppliers (confirming), after being developed on a quasi-test basis in 2001, went into full execution in 2002, when it already reached production of euro 131 million.

> Registered Office
Rua Castilho, 44 - 3°
1250-071 Lisboa

> Share Capital
Euro 12 million

> BES holding
100%

euro thousand

Variables and indicators	2001	2002	Change (%)
Net Assets	415,712	468,793	12.8
Capital and Reserves	15,240	17,077	12.1
Net Profit	3,398	4,843	42.5
Portfolio of gross receivables purchased	380,355	457,153	20.2

> Venture Capital


Espírito Santo
Capital

Es Capital - Sociedade de Capital de Risco, S.A.

ES CAPITAL's activity in the course of 2002 consisted essentially in promoting the investment in the funds placed at its disposal, monitoring its subsidiaries' performance and preparing the launch of new venture capital funds, together with the IAPMEI and the EIB.

During the year there was a substantial reinforcement in the financial instruments available, which total euro 120 million in funds, broken down as follows: equity (euro 32 million), FCR-PME/BES (euro 21 million), FRIE-IMIT/BES (euro 22.5 million), lines under the IAPMEI protocol (euro 2 million), FUNGEPI/BES (euro 38 million) and EIB line (euro 1.5 million).

In terms of venture capital operations, approval was obtained for eleven equity holdings (for a total of euro 20.5 million), of which four were acquired, totaling euro 4.1 million.

During the year ES CAPITAL sold, fully or partially, fifteen equity holdings for a total amount of euro 18 million - of these, four were included in the FCR-PME/BES (euro 2.2 million) and another six in the FRIE-IMIT/BES (euro 6.9 million).

With regard to the FUNGEPI/BES fund, it carried out two transactions, totaling euro 2.4 million, reaching the end of the year with euro 38 million.

Net profit reached euro 2.9 million, up by 35% on the previous year's.

> Registered Office
Rua Alexandre Herculano, n.º 38 - 1.º
1269-161 Lisboa

> Share Capital
Euro 25 million

> BES holding
99.74%

euro thousand

Variables and Indicators	2001	2002	Change (%)
Net Assets	37,262	38,789	4.1
Capital and Reserves	28,969	29,384	1.4
Net Profit	2,172	2,926	34.7
Equity Holdings Portfolio [1]	36,073	24,393	-32.4

[1] Includes FCR – PME/BES and FRIE – IMIT/BES

> Insurance

Espírito Santo Companhia de Seguros, S.A.


Espírito Santo
Seguros

In 2002 the Portuguese market of non-life insurance products for private individuals was naturally influenced by the domestic and international climate of decelerating growth that had already affected the economy in 2001. Notwithstanding this environment, BES Group's bancassurance business continued to perform well, both in terms of market penetration and in terms of results.

Total production during the year, obtained through the BES, BIC and BES Açores networks, exceeded 93 thousand contracts - distributed through home, auto and health insurance - corresponding to a portfolio growth of 27.9% to 267,756 contracts. On the technical side, there was a deterioration in the loss level, mainly originated in the auto insurance product. Nevertheless, the non-life technical result made good progress, rising by 21.8% versus the previous year.

The strong increase in production and in gross premium volume, the fact that technical results were maintained at good levels and operating costs kept under control allowed ES Seguros to post a net profit of euro 937 thousand, which corresponds to 2.3% of the gross premium volume.

> Registered Office
Avenida da Liberdade, 242
1250-149 Lisboa

> Share Capital
Euro 15 million

> BES holding
40.00%

euro thousand

Variables and Indicators	2001	2002	Change (%)
Gross premium volume	29,448	40,004	35.8
Costs of claims [1]	14,752	22,664	53.6
Technical balance result	693	845	21.9
Net profit	1,211	937	- 22.6
Net Assets	32,225	38,148	18.4
Gross tangible assets	8,874	9,057	2.1
Equity	10,431	11,359	8.9

[1] Amounts paid and change in provision for claims



Europ Assistance - Companhia Portuguesa de Seguros de Assistência, S.A.

2002 was another year of sustained growth for Europ Assistance, which not only maintained but also consolidated its lead of the assistance insurance market, with a share that surpassed 29%.

Total premiums issued amounted to euro 17.6 million, an increase of 10% against the previous year. This growth was achieved based on the sale of traditional products, and also of other, structured products that were developed within the scope of the specialization and market segmentation strategy followed over the last few years in response to market trends and the needs voiced by the customers.

More than 600 thousand calls were taken during the year and assistance was provided to over 300 thousand casualty victims, placing business growth at close to 15%. The accident record continued to increase as the assistance concept became more widely know, and also as a result of the considerable enlargement of the insured customer base.

Despite the significant drop in financial results, driven by the great instability felt in the financial markets and the already referred increase in the accident record, the company was able to improve profitability thanks to the continuous adoption of measures aimed at a strict control of costs with claims and fixed structural costs. The year was closed with a significant increase in net profits, which rose by 26% over the previous year.

On the international front, despite the serious economic crisis experienced in Argentina, and the political uncertainties that affected Brazil during the year, it was possible to consolidate and increase turnover in both countries and close the year with positive results.

> **Registered Office**
> Avenida Álvares Cabral, 41 - 3.°
> 1250-015 Lisboa
> **Share Capital**
> Euro 5 million
> **BES holding**
> 23.00%

euro thousand

Variables and Indicators	2001	2002	Change (%)
Net Assets	17,178	18,829	9.6
Equity	6,612	6,843	3.5
Net profit	795	1,004	26.3
Production	16,049	17,593	9.6

> e-BUSINESS

BES. COM, S.G.P.S., S.A.


Espírito Santo
Tech Ventures

BES.Com, a holding company specializing in investment in technological companies, focused its activity in 2002 mainly on extending support to the initiatives in which it participates.

The pmelink.pt, the first online business center in Portugal for small and medium enterprises, is one of these initiatives, that resulted from a joint venture with the CGD and PT Groups. In addition to its role in the regular management of this portal, the company and the other shareholders developed a joint effort to consolidate the business lines already in place, and to prepare and launch new product and service segments.

Thanks to an aggressive marketing campaign, and the innovative value proposal it introduced in Portugal, BANCO BEST has been able to further raise the high levels of recognition which it already enjoyed. The large number of products launched in 2002 by this bank specializing in the affluent customer segment also deserves a note.

In the second half of the year BES.Com assisted in the arrangement of a loan to its American subsidiary Clarity Payment Solutions, Inc. This company has developed a sophisticated payment processing platform, and counts among its customers names such as Coca-Cola, Ford Motors and AOL Time Warner.

Other initiatives undertaken jointly with BES included the incubation of a Clarity payment solutions business in Portugal. Moreover, BES.Com also capitalized on its own expertise to take part in initiatives directly participated by BES.

At the beginning of 2003 the company changed its name to Espírito Santo Tech Ventures, S.G.P.S., S.A.

> Registered Office
Rua Alexandre Herculano, n.° 38 ? 4.°
1250-011 Lisboa

> Share Capital
Euro 50 million

> BES holding
100%

consolidated values — euro thousand

Variables and Indicators	2001	2002	Change (%)
Net Assets	64,056	61,348	-4.2
Capital and reserves	45,322	35,100	-22.6
Equity Holdings Portfolio	51,343	49,409	-3.8
Net profit	-5,356	-10,614	...

> Issuers of Securities

Within the universe of companies included in the consolidation, some units are specialized in obtaining funds in the international markets. Such entities, located in tax neutral financial centers are common in major international financial groups.

Espírito Santo Overseas, Ltd (ESOL), incorporated in the Cayman Islands, was established in October 1993 with ordinary share capital fully subscribed and paid up by BES. By December 31, 2002 ESOL had issued two series of non-voting preference shares, fully placed in the United States and guaranteed by BES, totaling USD 250 million. These preference shares are listed on the New York Stock Exchange.

BES Overseas, Ltd (BESOL), incorporated in the Cayman Islands, was established in September 1996, with ordinary share capital fully subscribed and paid up by BES. By December 31, 2002 BESOL had issued one series of non-voting preference shares totaling USD 250 million, guaranteed by BES, which was placed in the European market. These preference shares are listed on the London Stock Exchange.

BES Finance, Ltd incorporated in the Cayman Islands, was established in 1997, with ordinary share capital fully subscribed and paid up by BES. In February 1997 BES Finance established an Euro Medium Term Notes programme (EMTN), which is updated every year through the respective Offering Circular. The EMTN allows the issuance of senior and subordinated bonds in any currency and for any maturity, up to a nominal aggregate amount of euro 7 billion. BES guarantees all bonds issued under the EMTN.

At the end of the year the bonds outstanding, totaling euro 5,266 billion, were entirely placed with international investors. The proceeds were fully placed in the Group to finance its activities.

> Ancillary Service and Outsourcing Companies

Group BES's progressive concentration in a business that is essentially financial and the externalization of tasks not directly related to this activity has led to the redefinition of its organizational and functional structure. From this reorganization emerged outsourcing and ancillary service units which, while providing services to the Group's companies, and therefore permitting to release human and technological resources, have also in some cases started to operate in the markets where they are located.

The following are the business units engaged in oursourcing:

Espírito Santo Data, SGPS, S.A. (ESDATA)

(Share Capital: euro 7 million)

ESDATA is a holding company that manages the following subsidiaries: ES Interaction (design and commercialization of interactive information systems), ES Innovation (design, development and implementation of information systems, networks and communication systems) and Oblog Software (design and commercialization of information systems' management applications and software).

Espírito Santo Gestão de Instalações , Aprovisionamento e Comunicações, S.A. (ESGEST)

(Share Capital: euro 100,000)

ESGEST extends services related to the management of automobile fleets, building maintenance, company stores, communications and other related services.

Esumédica - Prestação de Cuidados Médicos, S.A.

(Share Capital: euro 1.5 million)

It is primarily a provider of medical care in the work place, extending health care to the employees of Group BES companies, resulting from a joint participation of BES and Companhia de Seguros Tranquilidade Vida.

Espírito Santo Cobranças, S.A.

(Share Capital: euro 798,000)

ES COBRANÇAS specializes in providing debt-collection services to Group companies, namely BES, BIC, CREDIBOM and CREDIFLASH. It also develops functional activities linked to research, pledges and the safe-keeping of valuables.

Cêntimo - Sociedade de Serviços, LDA

(Share Capital: euro 249,000)

CÊNTIMO'S sole activity is the safe-keeping of securities under the custody of three of the Group's banks headquartered in Portugal - BES, BIC and BESI.

Gesfinc - Espírito Santo Estudos Financeiros e de Mercado de Capitais, S.A.

(Share Capital: euro 399,000)

GESFINC develops research work in close coordination with the Group's broker (ES Dealer) and with Banco Espirito Santo de Investimento, this joint work having been crucial to assert the Group's position in the capital market.

Fiduprivate - Sociedade de Serviços, Consultadoria e Administração de Empresas, S.A.

(Share Capital: euro 125,000)

FIDUPRIVATE operates in the Madeira Free Zone, providing consultancy services to companies.

Espírito Santo Contact Center - Gestão de Call Centers, S.A.

(Share Capital: euro 3.6 million)

This company operates exclusively in the management of the call centers that support the telephone banking activity of BES, BIC, CREDIFLASH, BES.Com and Tranquilidade Vida.

Esegur, Empresa de Segurança, S.A.

(Share Capital: euro 2.75 million)

This company, where BES has a 29% stake, specializes in private security services. Originally stemming from the oursourcing process, it rapidly started providing services to a wide number of companies from the most different areas of activity. In 2001, under a partnership established with CGD and the CTT, these two institutions acquired stakes in Esegur. In 2002 it also entered the security transport business, posting net profits of euro 937 thousand in that year.

ES Interaction - Sistemas de Informação Interactiva, S.A.

(Share Capital: euro 500,000)

ES INTERACTION designs, develops and commercializes interactive information systems, also providing advisory, training and project management services and services linked to the development, implementation and support of information and communication systems.

Lisbon, 21 February 2003

The Board of Directors

António Luis Roquette Ricciardi
Ricardo Espírito Santo Silva Salgado
Jean Gaston Pierre Marie Victor Laurent
Mário Mosqueira do Amaral
José Manuel Pinheiro Espírito Santo Silva
António José Baptista do Souto
Jorge Alberto Carvalho Martins
Manuel António Gomes de Almeida Pinho
Yves Henri Camille Barsalou
Aníbal da Costa Reis de Oliveira
José Manuel Ferreira Neto
Manuel de Magalhães Villas-Boas
Manuel Fernando Moniz Galvão Espírito Santo Silva
Jackson Behr Gilbert
Manuel António Ribeiro Serzedelo de Almeida
José Maria Espírito Santo Silva Ricciardi
Jean-Luc Louis Marie Guinoiseau
Gilles François Gramat
Rui Manuel Duarte Sousa da Silveira
Joaquim Aníbal Brito Freixial de Goes
Francisco Luís Murteira Nabo
Pedro José de Sousa Fernandes Homem
Ilídio da Costa Leite de Pinho
Herman Agneessens
Patrick Gérard Daniel Coudène
Michel Victor François Villatte
Mário Martins Adegas
Luís António Burnay Pinto de Carvalho Daun e Lorena
Lázaro de Mello Brandão
Ricardo Abecassis Espírito Santo Silva
Bernard Henri Georges De Wit



Luís Pinto Coelho
Untitled
Banco Espírito Santo (Spain)

Financial Statements



9.1 > Financial Statements of Banco Espírito Santo

> Balance Sheet as at 31 December 2002

(Amounts expressed in thousands of euros)

ASSETS	Notes	YEAR TOTAL ASSETS	YEAR ACCUMULATED DEPRECIATION AND PROVISIONS	YEAR NET ASSETS	PREVIOUS YEAR (NET ASSETS)
1. Cash and deposits at Central Banks	4	765,980		765,980	484,103
2. Loans and advances to credit institutions repayable on demand	5	614,105		614,105	951,701
3. Other loans and advances to credit institutions	6	5,312,132	8,868	5,303,264	4,539,869
4. Loans and advances to customers	7	15,522,122	211,146	15,310,976	14,120,843
5. Bonds and other fixed income securities		3,261,046	59,149	3,201,897	4,016,184
a) Issued by Government and Public entities	8	969,558	5,956	963,602	1,691,240
b) Issued by other entities	8	2,291,488	53,193	2,238,295	2,324,944
(Of which: Own securities)		(2,910)		(2,910)	(5)
6. Shares and other variable income securities	8	541,747	73,009	468,738	281,586
7. Investments	9	872,168	36,135	836,033	801,242
8. Investments in subsidiaries	10	808,529	1,901	806,628	730,775
9. Intangible assets	11	436,087	286,074	150,013	146,016
10. Tangible assets	12	815,976	520,792	295,184	314,351
(Of which: premises)		(491,704)	(268,643)	(223,061)	(230,944)
11.Unpaid capital		-	-	-	-
12. Treasury stock		-	-	-	-
13. Other debtors	13	326,491	9,401	317,090	371,982
15. Prepayments and accrued income	14	1,345,918	-	1,345,918	831,182
16. Loss for the year		-	-	-	-
TOTALS		30,622,301	1,206,475	29,415,826	27,589,834



OBLIGATIONS AND FUTURE COMMITMENTS	Notes	YEAR	PREVIOUS YEAR
1. Guarantees granted and contingent liabilities	25	9,083,884	8,075,881
Of which:			
– Acceptances and endorsements of rediscounted bills			
– Securities and asset backed securities		176,783	220,153
2. Commitments	25	2,080,864	1,765,496
Of which:			
– *Commitments arising from sales with repurchase option*			

Chief Accountant

The attached notes form an integral part of these financial statements

(Amounts expressed in thousands of euros)

LIABILITIES AND SHAREHOLDER'S EQUITY	Notes	YEAR	PREVIOUS YEAR
1. Amounts owed to credit institutions		9,445,893	9,598,525
a) Repayable on demand	15	379,183	424,907
b) With agreed maturity date	15	9,066,710	9,173,618
2. Amounts owed to customers		12,190,634	11,938,170
a) Savings accounts	16	2,273,973	2,462,115
b) Other amounts		9,916,661	9,476,055
ba) Repayable on demand	16	6,003,246	5,696,375
bb) With agreed maturity date	16	3,913,415	3,779,680
3. Debt securities		3,207,391	2,575,512
a) Outstanding bonds	17	1,491,529	784,618
b) Other securities	17	1,715,862	1,790,894
4. Other liabilities	18	78,901	100,158
5. Accruals and deferred income	19	441,435	374,516
6. Provisions for liabilities and charges		269,847	229,855
a) Pension plan and equivalent charges			
b) Other provisions	20	269,847	229,855
8. Subordinated debt	21	1,780,441	1,331,185
9. Share Capital	23	1,500,000	1,000,000
10. Share premium	23	300,000	192,950
11. Reserves	23	71,910	107,823
12. Revaluation reserves	23		
13. Retained earnings			
14. Net income for the year	23	129,374	141,140
TOTALS		**29,415,826**	**27,589,834**



The Board of Directors

> Statement of income for the year ended 31 December 2002

(Amounts expressed in thousands of euros)

	Notes	YEAR	PREVIOUS YEAR
DEBIT			
A.EXPENSES			
1. Interest expense	29	1,135,661	1,507,036
2. Commissions	29	24,646	20,345
3. Losses arising from trading activities	25 and 29	2,474,658	3,265,993
4. General administrative costs	29	340,639	354,781
a) Staff costs		165,196	180,688
Of which:			
(remunerations)		(118,090)	(131,657)
(social charges)		(45,766)	(47,979)
Of which:			
(pension plan)		(19,505)	(20,930)
b) Other administrative costs		175,443	174,093
5. Depreciation	11, 12 and 29	103,409	93,758
6. Other operating expenses	29 and 31	2,337	2,330
7. Provisions for loan losses and other risks	20 and 29	280,787	222,158
8. Provisions for investments	20 and 29	2,621	23,438
10. Net operating results		(160,700)	(153,316)
11. Extraordinary losses	29 and 32	39,163	17,859
13. Income taxes	29 and 33	1,725	
14. Other taxes	29	3,825	4,334
15. Net income for the year	29	129,374	141,140
Totals		**4,538,845**	**5,653,172**



Chief Accountant

The attached notes form an integral part of these financial statements

(Amounts expressed in thousands of euros)

	Notes	YEAR	PREVIOUS YEAR
REVENUES			
B,PROVEITOS			
1. Interest income	29	1,552,809	1,924,088
Of which:			
(fixed income securities)		(145,548)	(233,233)
2. Income from securities	29	67,336	48,685
a) Shares and other variable income securities		972	2,086
b) income from securities		7,977	3,893
c) Income from investments in subsidiaries		58,387	42,706
3. Commissions	29	211,096	188,520
4. Profits arising from trading activity	25 and 29	2,561,031	3,341,111
5. Write back of provisions related with loans and advances,			
with contingent liabilities and with commitments	20 and 29	82,156	103,075
6. Write back of provisions related with investments	20 and 29	2,248	418
7. Other operating results	29 and 31	48,781	37,258
8. Net operating income			
9. Extraordinary gains	29 and 32	13,388	10,017
10. Loss for the year			
Totals		4,538,845	5,653,172

The Board of Directors

> BES Securities and Investments Portfolio

31 December 2002

euros

	QUANTITY	FACE VALUE	AVERAGE ACQUISITION COST	MARKET VALUE	BOOK VALUE
NATURE AND TYPE OF SECURITIES					
A. TRADING SECURITIES	**3,299,675,819**	**135,716,743**	**249,668,666**	**250,406,704**	**250,406,704**
Bonds and other fixed income securities issued by residents	2,991,169,136	29,911,691	30,763,442	31,283,070	31,283,070
Portuguese government and other public issuers	2,991,169,136	29,911,691	30,763,442	31,283,070	31,283,070
- Medium and long term public debt securities	2,991,169,136	29,911,691	30,763,442	31,283,070	31,283,070
Bonds and other fixed income securities issued by non-residents	765,859	11,083,326	11,444,498	11,606,213	11,606,213
Foreign governments and public issuers	0	0	0	0	0
- Medium and long term public debt securities	0	0	0	0	0
Other non-residents	765,859	11,083,326	11,444,498	11,606,213	11,606,213
- Medium and long term debt securities	765,859	11,083,326	11,444,498	11,606,213	11,606,213
Variable income securities	18,412,875	91,828,446	204,567,420	204,606,914	204,606,914
Issued by residents	18,399,806	91,815,692	203,232,133	203,271,627	203,271,627
- Investment funds units	17,845,881	89,050,946	200,058,699	200,082,895	200,082,895
- Other securities	553,925	2,764,746	3,173,434	3,188,732	3,188,732
Issued by non-residents	13,069	12,754	1,335,287	1,335,287	1,335,287
- Investment funds units	13,067	12,453	1,334,986	1,334,986	1,334,986
- Shares	2	301	301	301	301
Own securities	289,327,949	2,893,279	2,893,306	2,910,507	2,910,507
Fixed income	289,327,942	2,893,279	2,893,279	2,910,481	2,910,481
- Medium and long term	289,327,942	2,893,279	2,893,279	2,910,481	2,910,481
Variable income	7	0	26	26	26
- Shares	7	0	26	26	26
B. INVESTMENT SECURITIES	**21,941,775,856**	**3,430,172,530**	**3,552,386,065**	**3,452,639,985**	**3,552,386,065**
Fixed income securities by public issuers	21,293,959,282	896,897,986	938,274,981	929,568,409	938,274,981
Portuguese government and other public issuers	6,111,004,343	61,110,043	66,820,021	66,428,465	66,820,021
- Medium and long term public debt securities	6,111,004,343	61,110,043	66,820,021	66,428,465	66,820,021
Foreign governments and public issuers	15,182,954,939	835,787,943	871,454,960	863,139,944	871,454,960
- Medium and long term public debt securities	15,182,954,939	835,787,943	871,454,960	863,139,944	871,454,960
Fixed income from other issuers	476,755,476	2,282,160,297	2,276,971,299	2,253,347,395	2,276,971,299
Issued by residents	163,850,498	382,443,669	382,073,096	385,206,781	382,073,096
- Short term debt securities	909	45,341,115	45,341,115	45,408,416	45,341,115
- Medium and long term debt securities	163,849,589	337,102,554	336,731,981	339,798,365	336,731,981
Issued by non-residents	312,904,978	1,899,716,628	1,894,898,204	1,868,140,614	1,894,898,204
- By foreign financial institutions	0	0	0	0	0
- By other non-residents	312,904,978	1,899,716,628	1,894,898,204	1,868,140,614	1,894,898,204
- Medium and long term	312,904,978	1,899,716,628	1,894,898,204	1,868,140,614	1,894,898,204
Variable income securities	171,061,099	251,114,247	337,139,785	269,724,180	337,139,785
Issued by residents	162,249,115	248,862,770	298,225,440	245,467,703	298,225,440
- Shares	33,423,734	36,623,013	90,114,007	43,840,526	90,114,007
- Quotes	3	11,423	11,423	200	11,423
- Securities investment funds	92,177,866	921,779	1,060,946	460,981	1,060,946
- Investment funds units	36,647,512	211,306,555	207,039,064	201,165,996	207,039,064
Issued by non-residents	8,811,984	2,251,477	38,914,345	24,256,477	38,914,345
- Shares	8,807,696	2,247,407	33,414,039	18,779,384	33,414,039
- Investment funds units	4,218	4,020	250,256	227,043	250,256
- Other securities	70	50	5,250,050	5,250,050	5,250,050
C.HELD TO MATURITY SECURITIES	*0*	*0*	*0*	*0*	*0*
D.INVESTMENTS	**47,801,189,025**	**810,062,466**	**1,772,556,296**	**1,464,524,789**	**1,772,556,296**
Investments	47,577,649,076	135,644,956	872,168,098	565,280,681	872,168,098
- In credit institutions in Portugal	892,700	892,700	890,554	892,700	890,554
- In credit institutions abroad	47,523,008,475	57,846,749	212,825,892	180,699,756	212,825,892
- In other companies in Portugal	53,732,014	71,486,794	652,964,521	378,201,094	652,964,521
- In other companies abroad	15,887	5,418,713	5,487,131	5,487,131	5,487,131
Investments in subsidiaries	223,539,928	582,557,917	808,528,604	808,528,788	808,528,604
- In credit institutions in Portugal	63,414,028	289,119,820	440,605,836	440,605,836	440,605,836
- In credit institutions abroad	26,261,050	125,910,439	177,617,108	177,617,108	177,617,108
- In other companies in Portugal	133,357,762	163,148,489	167,477,078	167,477,262	167,477,078
- In other companies abroad	507,088	4,379,169	22,828,582	22,828,582	22,828,582
Sub-total	47,801,189,004	718,202,873	1,680,696,702	1,373,809,469	1,680,696,702
Other investments	21	91,859,594	91,859,594	90,715,320	91,859,594
TOTAL	**73,042,640,700**	**4,375,951,740**	**5,574,611,026**	**5,167,571,478**	**5,575,349,065**



31 December 2002

euros

NATURE AND TYPE OF SECURITIES	QUANTITY	FACE VALUE	AVERAGE ACQUISITION COST	MARKET VALUE	BOOK VALUE
A. TRADING SECURITIES	**3,299,675,819**	**135,716,743**	**249,668,666**	**250,406,704**	**250,406,704**
Bonds and other fixed income securities issued by residents	2,991,169,136	29,911,691	30,763,442	31,283,070	31,283,070
Portuguese government and other public issuers	2,991,169,136	29,911,691	30,763,442	31,283,070	31,283,070
- Medium and long term	2,991,169,136	29,911,691	30,763,442	31,283,070	31,283,070
O.T. 10.625%-JUN.03 OBRG.PORTADOR	2,499,973	25,000	26,696	25,965	25,965
O.T. 8.875%-JAN.04 OBRG.PORTADOR	21,000,072	210,001	227,630	240,745	240,745
O.T. 11.875%-FE.05 OBRG.PORTADOR	94	1	8	1	1
O.T. 9.5%-FEB.2006 OBRG.PORTADOR	61,913,398	619,134	728,099	783,951	783,951
O.T. 5.45% SEP.2013 OBRG.PORTADOR	500,400,180	5,004,002	5,421,764	5,495,552	5,495,552
O.T. 3.625% AUG.2004 OBRG.PORTADOR	2,405,355,400	24,053,554	24,359,234	24,736,856	24,736,856
O.T. 5.375% JUN.2008 OBRG.PORTADOR	19	0	11	0	0
Bonds and other fixed income securities issued by non-residents	765,859	11,083,326	11,444,498	11,606,213	11,606,213
- Medium and long term	765,859	11,083,326	11,444,498	11,606,213	11,606,213
CREDIT LYONNAIS 06/11/11	25	2,500,000	2,485,106	2,491,450	2,491,450
KONINKLIJKE 7.25% 120406	5,000	5,000,000	5,749,608	5,737,115	5,737,115
FORD MOTOR CRED 10/25/04	3,000	2,860,685	2,599,342	2,767,206	2,767,206
WASHINGTON GRP INTL SHARE	757,834	722,641	610,442	610,442	610,442
Variable income securities	18,412,875	91,828,446	204,567,420	204,606,914	204,606,914
Issued by residents	18,399,806	91,815,692	203,232,133	203,271,627	203,271,627
- Investment funds units	17,845,881	89,050,946	200,058,699	200,082,895	200,082,895
ESPIRITO SANTO MONETÁRIO FUND (IF)	16,870,205	84,182,323	100,063,226	100,063,226	100,063,226
ESP.SANTO SHORT TERM FUND INVESTMENT FUND	975,676	4,868,623	99,995,472	100,019,669	100,019,669
- Others	553,925	2,764,746	3,173,434	3,188,732	3,188,732
TRANQUILIDADE VIDA 1997-5th a 9th SERIES	181,509	905,730	1,110,450	1,142,942	1,142,942
TRANQUILIDADE VIDA 1998-11th a 20th SERIES	291,655	1,455,358	1,634,983	1,619,398	1,619,398
TRANQUILIDADE VIDA 2000-22ndSERIES	14,737	73,538	79,608	79,506	79,506
TRANQUILIDADE VIDA 2001-26th SERIES	12,038	60,190	63,816	63,621	63,621
TRANQUILIDADE VIDA 2001-28thSERIES	53,986	269,930	284,577	283,265	283,265
Issued by non-residents	13,069	12,754	1,335,287	1,335,287	1,335,287
- Shares	2	301	301	301	301
CAPITAL CONNAUGT NOMINEES	1	151	151	151	151
CAPITAL ESPIRITO SANTO NOMINEES	1	151	151	151	151
- Investment funds units	13,067	12,453	1,334,986	1,334,986	1,334,986
FIRST PORTUGUESE OPPORTUNITY INVESTMENT FUNDS UNITS	13,067	12,453	1,334,986	1,334,986	1,334,986
Own securities	289,327,949	2,893,279	2,893,306	2,910,507	2,910,507
Of fixed income	289,327,942	2,893,279	2,893,279	2,910,481	2,910,481
- Medium and long term	289,327,942	2,893,279	2,893,279	2,910,481	2,910,481
BANCO ESPIRITO SANTO 1993-CX.SUB. OBRG.PORTADOR	289,327,942	2,893,279	2,893,279	2,910,481	2,910,481
Of Variable income	7	0	26	26	26
- Shares	7	0	26	26	26
BESCL 1992 IR DIREITOS NOMINATIVOS	7	0	26	26	26
B. INVESTMENT SECURITIES	**21,941,775,856**	**3,430,172,533**	**3,552,386,065**	**3,452,639,985**	**3,552,386,065**
Fixed income securities by public issuers	21,293,959,282	896,897,986	938,274,981	929,568,409	938,274,981
Portuguese government and other public issuers	6,111,004,343	61,110,043	66,820,021	66,428,465	66,820,021
- Medium and long term	6,111,004,343	61,110,043	66,820,021	66,428,465	66,820,021
O.T. 5% JUN. 2012	2,000,000,000	20,000,000	21,003,419	21,000,000	21,003,419
O.T. 10,625%-JUN.03	868,699,200	8,686,992	9,060,012	8,999,724	9,060,012
O.T. 8.875%-JAN.04	789,718,322	7,897,183	8,524,910	8,394,706	8,524,910
O.T. 11.875%-FEB.05 OBRG.PORTADOR	900,425,394	9,004,254	10,743,330	10,645,729	10,743,330
O.T. 9.5%-FEB.2006 OBRG.PORTADOR	1,010,396,908	10,103,969	12,074,909	11,973,203	12,074,909
TESOURO-OTVR 1996/2003 OBRG.PORTADOR	539,315,505	5,393,155	5,390,141	5,393,155	5,390,141
O.T. 4.8125% APR.03 OBRG.PORTADOR	95	1	1	1	1
O.T. 3.625% AUG.2004 OBRG.PORTADOR	2,000,000	20,000	20,170	20,300	20,170
O.T. 6.625%-FEB.2007 OBRG.PORTADOR	1	0	0	0	0
CONSOLIDADO 3%-1942 OBRG.PORTADOR	279,327	2,793	1,517	859	1,517
CONSOLIDADO 2 3/4%-1943 OBRG.PORTADOR	19,952	200	87	40	87
CONSOLIDADO 4%-1940 CENTEN. OBRG.PORTADOR	149,639	1,496	1,525	748	1,525
Foreign governments and public issuers	15,182,954,939	835,787,943	871,454,960	863,139,944	871,454,960
- Medium and long term	15,182,954,939	835,787,943	871,454,960	863,139,944	871,454,960
BUND.DEUTSCHLAND 5% 04/07/2011 OBRG.PORTADOR	2,500,000,000	25,000,000	26,561,494	26,525,000	26,561,494
BUNDESOBLIGATION 4% 16/02/2007 OBRG.PORTADOR	7,500,000,000	75,000,000	77,022,315	76,912,500	77,022,315
BUND.DEUTSCHLAND 5% 04/07/2012 OBRG.PORTADOR	4,500,000,000	45,000,000	47,626,534	47,677,500	47,626,534
KINGDOM OF SPAIN 4.75% 30/07/14 OBRG.PORTADOR	65	1	0	1	0



euros

NATURE AND TYPE OF SECURITIES	QUANTITY	FACE VALUE	AVERAGE ACQUISITION COST	MARKET VALUE	BOOK VALUE
KINGDOM OF SPAIN 30/07/2012 OBRG.PORTADOR	25,000	25,000,000	26,364,220	26,337,500	26,364,220
KINGDOM OF SWEDEN 3.5% 20/04/2006 OBRG.PORTADOR	8,000	4,370,240	4,418,170	3,994,406	4,418,170
CANADA GOVERNMENT 5.4% 30/11/2004 OBRG.PORTADOR	2,500	3,436,143	3,554,767	3,091,841	3,554,767
DEUTCHLAND REP 5.625%	2	0	0	0	0
FRANCE OAT 0 10/25/25	10,000,000	10,000,000	10,000,000	3,187,949	10,000,000
FED NAT MORTGAGE ASSOC VAR (FHG-DIV)	1,369,122	1,305,542	1,301,362	1,313,010	1,301,362
FED NAT MORTGAGE ASSOC VAR (FHR-DIV)	89,712,935	85,546,806	85,511,316	85,829,334	85,511,316
FED NAT MORTGAGE ASSOC VAR (FNR-DIV)	101,107,266	96,412,002	96,357,833	96,680,475	96,357,833
GOV NAT MORTGAGE ASSOCIATION FIXED	476,820	454,677	452,811	456,450	452,811
GOV NAT MORTGAGE ASSOCIATION VAR	10,277,102	9,799,849	9,796,047	9,821,950	9,796,047
INVESTER SAVINGS 110103	19,911	18,987	18,987	18,987	18,987
SMALL BUSINESS ADMINISTRATION (DIV)	464,956,213	443,364,367	471,389,774	470,734,465	471,389,774
UNITED MEX STATES 10 3/8	5,000,000	4,767,808	4,767,808	4,810,718	4,767,808
REP OF GREECE	1	3,438,984	3,438,984	3,450,402	3,438,984
RUSSIAN FEDERATION	1	2,872,538	2,872,538	2,297,456	2,872,538
Fixed income from other issuers	476,755,476	2,282,160,297	2,276,971,299	2,253,347,395	2,276,971,299
Issued by residents	163,850,498	382,443,669	382,073,096	385,206,781	382,073,096
- Short term	909	45,341,115	45,341,115	45,408,416	45,341,115
CLIMA ESPAÇO 06/01/2003 25EM	19	935,246	935,246	935,323	935,246
SOMINCOR 06/01/03 35EM	40	1,999,999	1,999,999	2,000,103	1,999,999
JMR GESTAO EMP 15/01/03 15 EM	69	3,450,000	3,450,000	3,450,326	3,450,000
MODELO CONTINENTE 15/01/02 97E	120	6,000,000	6,000,000	6,001,208	6,000,000
SOMINCOR 01/17/03 36EM	11	555,555	555,555	555,656	555,555
SFMS 17/02/2003 9EM	184	9,183,429	9,183,429	9,193,853	9,183,429
ADP ADUBOS PORT. 27/02/03 37EM	79	3,950,000	3,950,000	3,952,632	3,950,000
RICARDO GALLO 05/03/2003 28EM	30	1,500,000	1,500,000	1,503,238	1,500,000
PAPELARIA FERNANDE 11/03/03 24	50	2,493,990	2,493,990	2,500,125	2,493,990
ISAR RAKOLL 13/03/2003 29 EM	5	249,399	249,399	249,610	249,399
JMR GESTAO EMP. 14/03/03 10 EM	193	9,650,000	9,650,000	9,671,187	9,650,000
JB FERNANDES 18/03/2003 43 EM	15	750,000	750,000	751,396	750,000
M.J.PESTANA 109EM 18/03/2003	8	375,000	375,000	375,698	375,000
RAR REFINARIAS 28/03/03 97EM	12	600,000	600,000	600,626	600,000
MESTRE MACO 14/04/2003 4E	50	2,500,000	2,500,000	2,509,295	2,500,000
EEM 41EM 12/06/2002	11	525,000	525,000	526,578	525,000
INCOMPOL 12/19/2003 5EM	12	623,497	623,497	631,563	623,497
- Medium and long term	163,849,589	337,102,554	336,731,981	339,798,365	336,731,981
BANCO INT.CREDITO 99 3ªEM.CX. OBRG.PORTADOR	2,154,186	107,709,300	107,911,289	107,709,300	107,911,289
BANCO INT. CREDITO 5.46% 24/03/08 OBRG.PORTADOR	1,112,932	11,129,320	11,179,691	11,996,517	11,179,691
BANCO INT. CREDITO 5.32% 20/06/07 OBRG.PORTADOR	890,655	44,532,750	44,399,210	47,621,987	44,399,210
BANCO INT. CRÉDITO 5.23% 27/06/07 OBRG.PORTADOR	941,710	47,085,500	47,000,911	50,182,313	47,000,911
BESLEASING IMOB. 22/11/2010 OBRG.CAIXA PORTADOR	79,123	3,956,150	3,955,070	4,027,361	3,955,070
BESLEASING MOBIL. 22/11/2005 OBRG.CAIXA PORTADOR	180,931	9,046,550	9,044,237	9,155,109	9,044,237
CIPAN 1989 OBRG.PORTADOR	50,000	87,200	142,508	85,857	142,508
SOMAGUE SGPS 1998 WARRANTS	90,985	454,015	0	31,845	0
TECNOVIA-EMPREITADAS 1991 OBRG.PORTADOR	436,285	715,507	717,682	715,293	717,682
TRANQUILIDADE VIDA 19/12/2022 OBRG.PORTADOR	600,000	30,000,000	30,000,000	30,000,000	30,000,000
FRANCISCO L.BATISTA 1994 PARTICIP. OBRG.PORTADOR	10,000	23,900	19,757	20,540	19,757
GRUPADA UNIBETAO 1996-TX.VAR. OBRG.PORTADOR	44,891,811	448,918	448,873	448,828	448,873
GRUPADA LONGAV.CIMIL 1996-TX.VAR. OBRG.PORTADOR	50,000	149,500	149,589	149,664	149,589
HLC ENG.GESTÃO PROJ. 1998 OBRG.PORTADOR	100,000	149,200	149,020	149,543	149,020
ABRANTINA, SGPS, SA, 30/07/2004 OBRG.PORTADOR	200,000	1,000,000	1,000,000	1,001,200	1,000,000
BANCO INT. CREDITO 98 PERPET. SUB. OBRG.PORTADOR	76,487,806	764,878	764,997	764,878	764,997
BANCO INT. CREDITO 1997 PERPET.SUB OBRG.PORTADOR	34,065,164	340,652	340,247	338,131	340,247
CREDIBOM 1999 SUB. OBRG.PORT.PERPETUAS	8,000	400,000	399,685	400,000	399,685
BIC SFE 2000 1 EMISSAO	1,500,000	75,000,000	75,000,000	75,000,000	75,000,000
TITULOS VENCIDOS	1	4,109,214	4,109,214	0	4,109,214
By other non-residents	312,904,978	1,899,716,628	1,894,898,204	1,868,140,614	1,894,898,204
- Medium and long term	312,904,978	1,899,716,628	1,894,898,204	1,868,140,614	1,894,898,204
AGL CAPITAL CORP - CP	5,000	4,767,808	4,760,126	4,760,126	4,760,126
ALPHA-S LT CL EDF TFINA	500	40,700,000	40,524,124	40,564,062	40,524,124
ALPHA-SIRES LTD 02/04/2009 OBRG.PORTADOR	11	1,100,000	1,104,134	1,073,534	1,104,134
AMERICAN WATER CORP - CP	5,000	4,767,808	4,766,583	4,766,583	4,766,583
ATAR INV. (JERSEY) 28/02/2011 OBRG.PORTADOR	50	5,000,000	4,998,184	4,971,250	4,998,184
ATAR INVEST.(JERSEY) 20/02/2008 OBRG.PORTADOR	40,000,000	40,000,000	39,988,370	40,040,000	39,988,370
ATAR INVESTMENTS 28/07/16	5,250,000	52,500,000	51,614,767	52,754,100	51,614,767
AUTOZONE INC.	5,000,000	4,767,808	4,765,027	4,765,027	4,765,027
B SPIRES LIMITED SER 25	377	37,700,000	37,748,664	37,966,162	37,748,664



euros

	QUANTITY	FACE VALUE	AVERAGE ACQUISITION COST	MARKET VALUE	BOOK VALUE
NATURE AND TYPE OF SECURITIES					
BANKERS TRUST AUSTRALIA	200	1,907,123	1,893,838	1,904,143	1,893,838
BBV 95	10	953,562	953,562	953,562	953,562
BCI US FUNDING TR 98	4,000	4,000,000	3,922,824	3,800,000	3,922,824
BEAR STEARNS 05/24/2004	3,000	2,860,685	2,865,637	2,874,470	2,865,637
BK OF GREECE ATHENS	2	6,164,471	6,164,471	6,216,715	6,164,471
BORAL LTD.	5,000,000	4,767,808	4,764,331	4,764,331	4,764,331
BOSTON SCIENTIFIC CORP-CP	5,000	4,767,808	4,767,622	4,767,622	4,767,622
BQ PSA FINANCE 4.875	300	3,000,000	3,063,292	3,107,463	3,063,292
BRITISH GAS 10.75 93/03	690	1,781,773	1,781,773	1,781,857	1,781,773
BRITISH TELEC 5.625% 2004	10,000	10,000,000	10,176,173	10,270,600	10,176,173
BRITISH TELECOM 12/15/03	3,000	2,860,685	2,880,239	2,884,667	2,880,239
BRITISH TELECOM PLC	1	9,535,616	9,535,616	10,667,016	9,535,616
BTAR INVEST JSY 28/07/16	5,250,000	52,500,000	51,630,343	52,754,100	51,630,343
CAPITALIA ROME	1	2,483,125	2,483,125	2,483,125	2,483,125
CATERP FIN SERV 01312005	5,000	4,767,808	4,766,605	4,766,602	4,766,605
CENTRAL EURO MEDIA 8.125% 15/08/04 OBRG.PORTADOR	2,000	1,022,580	707,432	707,432	707,432
CHRYSLER FIN CO 06/18/03	10,500	10,012,396	9,982,250	9,981,891	9,982,250
CIC PERPETUAL	100	953,562	953,562	939,854	953,562
CITIGROUP 07/26/2004	5,000	4,767,808	4,753,183	4,777,038	4,753,183
CITIGROUP 4.125% 0605	5,000	4,767,808	4,888,460	4,948,508	4,888,460
CLASSIC I (CAYMAN) 03/04/2009 OBRG.PORTADOR	532	5,320,000	4,972,648	4,938,556	4,972,648
COLONIAL PIPELINE CO - CP	4,000	3,814,246	3,813,531	3,813,531	3,813,531
COMPASS GROUP PLC	2	18,816,153	18,816,153	19,260,215	18,816,153
CONOCOPHILLIPS - CP	5,000	4,767,808	4,766,020	4,766,020	4,766,020
CONOCPHILLIPS 3.625%	2,000	1,907,123	1,905,219	1,939,439	1,905,219
CREDIT SUISSE F B 040505	5,000	4,767,808	4,766,187	4,708,132	4,766,187
CROWN CORK & SEAL	1	5,000,000	5,000,000	3,849,500	5,000,000
CSX CORP.	5,000,000	4,767,808	4,766,640	4,766,640	4,766,640
DAIMLER CHRYSLER 01/15/04	90	9,000,000	9,009,705	9,002,124	9,009,705
DAIMLER CHRYSLER 03/21/03	1,000	1,000,000	1,000,796	1,000,000	1,000,796
DAIMLER CHRYSLER 061303	2,211	2,211,000	2,204,619	2,199,945	2,204,619
DAIMLER CHRYSLER 08/02/04	1,000	953,562	948,218	941,730	948,218
DAIMLER CHRYSLER 081604	1,000	953,562	937,721	944,760	937,721
DAIMLER CHRYSLER 12/05/05	50	5,000,000	4,993,108	4,984,124	4,993,108
DAIMLERCHRYSLER 4% 120304	10,000	10,000,000	9,974,413	10,034,490	9,974,413
DEN DANSKE BANK 96/07	150	2,305,919	2,303,958	2,303,958	2,303,958
DEUTSCHE TELEK 5.5 093005	5,000	10,000,000	10,017,048	10,092,330	10,017,048
DEUTSCHE TELEKOM 08/14/03	5,000	5,000,000	4,986,387	4,977,500	4,986,387
DIXONS TREASURY	1	11,289,692	11,289,692	11,692,170	11,289,692
EASTERN GROUP PLC 8.375% 31/03/04 OBRG.PORTADOR	1,500	2,305,919	2,305,918	2,416,603	2,305,918
EASTMAN KODAK CO - CP	5,000	4,767,808	4,763,591	4,763,591	4,763,591
EIRLES LIMITED 04/18/2010	432	50,000,000	50,693,489	50,732,500	50,693,489
EMIDAG INV. LTD 05/04/2019 OBRG.PORTADOR	800	76,284,924	71,576,474	73,123,677	71,576,474
EMIDAG INV. LTD 07/04/2015 OBRG.PORTADOR	330	31,467,531	31,470,643	31,467,531	31,470,643
ESCOM LTD 19/12/2007 OBRG.PORTADOR	135,725	129,346	129,422	129,422	129,422
FILMS PLC 31/03/2008	33,964,692	339,647	280,965	219,072	280,965
FORD 6.5% 01/25/2007	5,000	4,767,808	4,702,924	4,752,551	4,702,924
FORD CREDIT EUROPE 031203	100	1,537,279	1,533,340	1,521,906	1,533,340
FORD CREDIT EUROPE 080805	2,000	3,074,558	2,957,264	2,937,080	2,957,264
FORD MOT CRED 10/25/04	4,000	3,814,246	3,824,594	3,705,502	3,824,594
FORD MOTOR CRE 06/23/2003	3,000	2,860,685	2,845,337	2,845,160	2,845,337
FORD MOTOR CRED 01/26/04	5,000	4,767,808	4,597,422	4,532,878	4,597,422
FORD MOTOR CRED 04/28/05	5,000	4,767,808	4,363,071	4,325,962	4,363,071
FORD MOTOR CRED 10/25/04	3,000	2,860,685	2,733,538	2,747,138	2,733,538
FORD MOTOR CRED 5.75%	5,000	4,767,808	4,745,977	4,801,135	4,745,977
FORD MOTOR CRED 7.25%	3,000	4,611,837	4,445,509	4,473,021	4,445,509
FORD MOTOR CREDIT 3/8/04	440	419,567	414,734	406,980	414,734
GALLAHER GP 4.875% 012805	5,000	5,000,000	5,055,971	5,099,990	5,055,971
GAP LIMITED 06/04/13	1,000	64,300,000	64,268,026	64,303,858	64,268,026
GEN ELECTR 4.25 01/15/08	1,000	2,860,685	2,843,524	2,951,140	2,843,524
GEN MOTORS ACC 5.375%	5,000	5,000,000	4,986,530	4,981,500	4,986,530
GENERAL MILLS INC - CP	5,000	4,767,808	4,761,563	4,761,563	4,761,563
GENERAL MOT ACC 08/04/03	7,000	6,674,931	6,641,238	6,611,519	6,641,238
GENERAL MOT ACC 6% 101606	1,000	5,000,000	4,951,170	5,010,700	4,951,170
GENERAL MOT ACC 6.125%	5,000	5,000,000	5,018,308	4,973,000	5,018,308
GENERAL MOT ACC 6.125%	5,000	4,767,808	4,834,099	4,816,439	4,834,099



31 December 2002

euros

NATURE AND TYPE OF SECURITIES	QUANTITY	FACE VALUE	AVERAGE ACQUISITION COST	MARKET VALUE	BOOK VALUE
GENL MOT 1/20/04	6,450	6,150,472	6,131,422	6,074,637	6,131,422
GENL MOTORS 5.5% 06/06/05	6,500	6,500,000	6,495,729	6,516,250	6,495,729
GENL MOTORS ACC 05/04/04	5,000	4,767,808	4,637,578	4,684,447	4,637,578
GENL MOTORS ACC 5.25%	5,000	4,767,808	4,764,727	4,782,408	4,764,727
GENL MOTORS ACC 6.375%	2,000	3,074,558	3,034,440	2,862,414	3,034,440
GENL MOTORS ACC 6.38% 04	3,000	2,860,685	2,921,820	2,928,427	2,921,820
GOV TRUST CERT 7,33	2,916,667	2,781,221	2,781,221	3,025,273	2,781,221
HALIFAX PLC 4.75% 032409	1,000	5,000,000	5,050,082	5,100,296	5,050,082
HECTOR FUNDING II 14/03/2011 OBRG.PORTADOR	40	4,000,000	3,966,538	2,883,200	3,966,538
HOLMES FUNDING 10/99	458,247	322,540	322,572	322,540	322,572
HOUSEHOLD	2,000	1,907,123	1,907,123	1,897,587	1,907,123
HOUSEHOLD FIN CO FLOAT	1,000	953,562	948,898	948,984	948,898
HOUSEHOLD FIN FL 6/24/03	600	572,137	570,586	570,009	570,586
HSBC BANK PLC - CLAN	1	7,151,712	7,151,712	7,151,712	7,151,712
IMP TOBACCO 5.75 060605	1,000	1,000,000	1,034,266	1,038,920	1,034,266
IMP TOBACCO 6.25% 060607	5,000	6,500,000	6,806,276	6,903,650	6,806,276
IMPERIAL TOBACCO	1	2,000,000	2,000,000	2,080,200	2,000,000
IMPERIAL TOBACCO	1	3,000,000	3,000,000	3,191,100	3,000,000
INTESA 98	1,000	1,000,000	1,000,000	955,000	1,000,000
IRISH PERM 97/07	200	3,074,558	3,063,913	3,068,752	3,063,913
ITT INDUSTRIES INC - CP	5,000	4,767,808	4,764,693	4,764,693	4,764,693
JOHN DEERE CAP 04/21/03	3,000	2,860,685	2,857,948	2,857,898	2,857,948
JOHN DEERE CAPITAL - CP	5,000	4,767,808	4,766,490	4,766,490	4,766,490
KELLOGG USA INC - CP	5,000	4,767,808	4,765,412	4,765,412	4,765,412
KEYSPAN CORP - CP	5,000	4,767,808	4,759,242	4,759,242	4,759,242
KONINKLIJKE KPN 4 063004	5,000	5,000,000	4,968,582	5,025,500	4,968,582
LAFARGE CORP 6.5 15/07/08	1,470	1,401,735	1,509,983	1,522,733	1,509,983
LANDSBANKI ISLANDS 16/12/2011 OBRG.PORTADOR	10	953,562	949,973	891,294	949,973
LINCOLN NATIONAL CORP -CP	5,000	4,767,808	4,765,392	4,765,392	4,765,392
LUSITANO GLB PLC 12/05/15	127	12,700,000	12,700,000	12,700,000	12,700,000
MARATHON OIL CORP - CP	5,000	4,767,808	4,764,417	4,764,417	4,764,417
MC CORMICK AND CO INC -CP	5,000	4,767,808	4,766,695	4,766,695	4,766,695
MERCURY EUROPEAN 28/05/2004 OBRG.PORTADOR	1,000	1,537,279	1,537,278	1,528,670	1,537,278
MILACRON CAP, HOLDINGS	5,000	5,000,000	5,000,000	3,400,000	5,000,000
NAT BK HUNG BUDAPEST	1	5,000,435	5,000,435	5,180,450	5,000,435
NATEXIS BANQUE 7% 14/11/2005 OBRG.PORTADOR	100	953,562	953,562	1,076,857	953,562
NAVIO COMPANY LIM 15/05/2011 OBRG.PORTADOR	4,586,697	4,586,697	4,605,487	4,647,379	4,605,487
NAVIO COMPANY LTD 10/05/2011 OBRG.PORTADOR	691,385	34,569,250	35,684,665	34,569,250	35,684,665
NAVIO COMPANY LTD 26/04/2010 OBRG.PORTADOR	14,669,191	14,669,191	14,647,531	13,102,668	14,647,531
NET SUL TV A CABO 31/10/2005 OBRG.PORTADOR	5,000	4,767,805	4,767,808	4,767,808	4,767,808
NEWELL CO 3/24/03	2,000	1,907,123	1,905,592	1,905,769	1,905,592
OLIVETTI FINANCE 01/03/06	1,000	1,000,000	998,320	991,455	998,320
PARKER HANNIFI COR 100103	3,000	2,860,685	2,859,856	2,857,203	2,859,856
PAROO112011	5,000	50,000,000	50,133,065	49,454,000	50,133,065
PHILIP MORRIS INC 7% 15/07/2005 OBRG.PORTADOR	2,900	2,765,327	2,765,328	2,991,035	2,765,328
PORTLAND CAP JERSEY	1	16,000,000	16,000,000	14,920,000	16,000,000
PREMIER INTL FOODS 12,25% 01/09/09 OBRG.PORTADOR	1,000	1,537,279	1,625,947	1,706,380	1,625,947
PT INTL FINANCE BV 2% 06/12/2006 OBRG.PORTADOR	1,560	7,800,000	7,800,000	7,312,500	7,800,000
REXAM PLC	1	5,000,000	5,000,000	5,343,250	5,000,000
REXAM PLC	1	5,000,000	5,000,000	5,343,250	5,000,000
ROCK LTD 07/06/2013 OBRG.PORTADOR	185,561,970	185,561,970	179,462,827	176,762,621	179,462,827
ROCK LTD 22/03/2008 OBRG.PORTADOR	500	37,000,000	38,234,606	38,369,370	38,234,606
SAFEWAY INC - CP	5,000	4,767,808	4,763,868	4,763,868	4,763,868
SB FINANCE LTD 12/03/11	1,299,302	64,965,100	64,648,617	64,842,316	64,648,617
SHERLOCK LTD 15/02/2021 OBRG.PORTADOR	54	51,492,324	56,554,434	55,714,694	56,554,434
SHERLOCK LTD 23/07/2015 OBRG.PORTADOR	97,567	975,670	990,713	977,319	990,713
SIGNUM CLN PANGAEA PORT	800,000	40,000,000	40,000,000	40,000,000	40,000,000
SIRES AUSTRALIA LTD	1	653,871	653,871	652,236	653,871
SIRES CLN 30/11/11	1,000	50,000,000	50,037,251	49,848,500	50,037,251
SIRES LTD 04/11/2009	83	8,300,000	8,302,364	8,313,778	8,302,364
SKYLARK LIMITED 04/12/10	10,000	3,140,000	3,092,990	3,093,277	3,092,990
SL FUNDING 03/12/2011 OBRG.PORTADOR	698	34,900	34,987	34,834	34,987
SONERA CORP 06/07/2004	25	2,500,000	2,500,000	2,508,750	2,500,000
SPICE LTD 27/06/2003 OBRG.PORTADOR	100	5,016,091	5,073,258	768,967	5,073,258
STAGECOACH GROUP PLC	1	5,000,000	5,000,000	4,729,500	5,000,000
SUEZ FINANCE LP - CP	5,000	4,767,808	4,762,802	4,762,802	4,762,802



31 December 2002

euros

	QUANTITY	FACE VALUE	AVERAGE ACQUISITION COST	MARKET VALUE	BOOK VALUE
NATURE AND TYPE OF SECURITIES					
TELECOM DE PUERTO RICO-CP	3,000	2,860,685	2,860,569	2,860,569	2,860,569
TELECOM ITALIA	1	15,000,000	15,000,000	15,667,125	15,000,000
TELECOM ITALIA 06/21/2005	5,000	5,000,000	5,013,377	5,015,000	5,013,377
TEXTRON FLOAT 4/29/03	5,000	4,767,808	4,767,808	4,769,667	4,767,808
TPSA EUROFINANCE BV	1	5,000,000	5,000,000	4,999,000	5,000,000
TRANSCO HOLDINGS PLC	1	7,526,461	7,526,461	7,466,250	7,526,461
TYCO INT GROUP S.A.	1	5,000,000	5,000,000	4,502,000	5,000,000
UNIVERS. DE VALENCIA 6.6% 15/12/2022 OBRG.PORTADOR	250	1,502,530	1,570,151	1,903,555	1,570,151
USINOR SACILOR	1	4,967,500	4,967,500	5,112,500	4,967,500
VERDANT CLN 14/12/11	1,500	15,000,000	15,110,310	14,960,100	15,110,310
VERDANT LIMITED 03/27/08	50	50,000,000	50,381,212	50,349,500	50,381,212
VERIZON FLOATER 12/17/03	5,000	4,767,808	4,719,049	4,755,888	4,719,049
VIAD CORP - CP	5,000	4,767,808	4,764,311	4,764,311	4,764,311
VIVENDI ENVIROMENT	1	14,999,850	14,999,850	14,909,851	14,999,850
VOLKSWAGEN FIN 4.875%	2,000	2,000,000	2,031,091	2,063,022	2,031,091
WALT DISNEY CO 3.9 091503	3,000	2,860,685	2,884,418	2,902,843	2,884,418
WALT DISNEY COMPANY - CP	5,000	4,767,808	4,762,802	4,762,802	4,762,802
WASHINGTON MUTUAL CP	5,000	4,767,808	4,765,591	4,765,591	4,765,591
WEYERHAEUSER CO. 9/15/03	5,000	4,767,808	4,766,875	4,794,889	4,766,875
WYETH - CP	5,000	4,767,808	4,753,597	4,753,597	4,753,597
XENON CAPITAL PLC SPA	40	40,000,000	40,027,199	40,072,000	40,027,199
CREDIT LNKD STRUCT SEC	495	49,500,000	50,041,612	50,235,570	50,041,612
SIGNUM CLN 14/05/12	847,970	42,398,500	42,706,121	42,800,014	42,706,121
SIGNUM CLN 21/05/12	1,000,000	50,000,000	49,719,420	49,971,000	49,719,420
SIRES LTD 04/11/2009	417	41,700,000	41,761,110	41,769,222	41,761,110
TITULOS VENCIDOS	5,000	19,251,561	19,251,561	0	19,251,561
Variable income securities	171,061,099	251,114,249	337,139,785	269,724,180	337,139,785
Issued by residents	162,249,115	248,862,770	298,225,440	245,467,703	298,225,440
- Shares	33,423,734	36,623,013	90,114,007	43,840,526	90,114,007
VIDAGO MELG.& P.SALG (ANTIGAS) ACCS.PORTADOR	2	5	0	0	0
FÁBRICAS TRIUNFO 1995 RED.CAP. DIREITOS PORTADOR	1	0	0	0	0
UNICER-U.CERVEJEIRA 1992-INC.RES. DIREITOS NOMINATIVOS	1	0	0	0	0
COFACO ACCS.PORTADOR	11,396	56,866	137,672	2,621	137,672
COMP.N.F.T.T.NOVAS ACCS.PORTADOR	208,876	1,044,380	552,185	58,485	552,185
GREGORIO & CIA ACCS.PORTADOR	1,460	7,285	44,081	0	44,081
FIACO-FI.ALG.COIMBRA ACCS.PORTADOR	3,650	18,214	182,152	0	182,152
FITOR-C. PORTUGUESA DE TEXTEIS, SA ACCS.PORTADOR	3,357	6,714	99,797	1,578	99,797
FONCAR-ORGANIZAÇÃO IND. COM.TEXTIL ACCS.PORTADOR	2,669	13,318	31,530	0	31,530
TEXTIL LUIS CORREIA ACCS.PORTADOR	139,063	693,924	1,307,349	0	1,307,349
PORTO CAVALEIROS ACCS.PORTADOR	46,621	232,639	271,092	0	271,092
FISIPE ACCS.PORTADOR	25,903	129,515	312,085	44,035	312,085
CIRES ACCS.PORTADOR	51,645	51,645	318,398	80,050	318,398
POLIMAIA ACCS.PORTADOR	446	2,226	2,296	2,676	2,296
CINCA DIREITOS I.R. ACCS.PORTADOR	7	0	0	0	0
CRISAL INC.RES.1997 DIREITOS PORTADOR	1	0	0	0	0
ATLANTIS INC.RES.1998 DIREITOS PORTADOR	5	0	0	0	0
VAA-VISTA ALEGRE ATLANTIS SGPS ACCS.PORTADOR	82,345	82,345	200,486	72,464	200,486
VAA-VISTA ALEGRE FUSÃO ACCS.PORTADOR	193,184	193,184	387,587	164,206	387,587
EFACEC.CAPITAL,SGPS ACCS.PORTADOR	4,096	20,480	23,563	11,223	23,563
SALVADOR CAETANO ACCS.PORTADOR	30,780	30,780	257,129	92,340	257,129
SALVADOR CAETANO 1992 IR DIREITOS PORTADOR	1	0	0	0	0
SOC.C.SOARES COSTA ACCS,PORTADOR	570	2,850	2,189	1,106	2,189
IMOB.CONST.GRAO-PARA ACCS.PORTADOR	190,000	950,000	1,895,432	581,400	1,895,432
PAPELARIA FERNANDES ACCS.PORTADOR	31,334	156,670	287,595	106,222	287,595
SOC.R.SANTOS G.& OLI ACCS.PORTADOR	2,575	12,849	32,374	0	32,374
D.PEDRO 1996 IR DIREITOS NOMINATIVOS	1	0	0	0	0
SOPONATA ACCS.PORTADOR	30	150	296	0	296
BANCO PORT.INVESTIM. 1986 IR DIREITOS NOMINATIVOS	1	0	0	0	0
BANCO BPI. S.A. ACCS.NOMINATIVAS	22,580	22,580	55,409	49,224	55,409
BANCO PORT.INVESTIM. 1986 IR DIREITOS PORTADOR	2	0	0	0	0
BANCO SANTANDER PORT ACCS.NOMINATIVAS	229	1,145	1,142	1,145	1,142
BANCO ESSI 1993 IR DIREITOS PORTADOR	4	0	7	0	7
JERONIMO MARTINS ACCS.PORTADOR	636,065	3,180,325	19,244,933	4,420,652	19,244,933
SONAE. SGPS. SA. ACCS,PORTADOR	124,726	124,726	188,429	49,890	188,429
FNACINVESTE.SGPS ACCS.PORTADOR	99,845	498,227	596,016	0	596,016
BEIRA VOUGA-I.I.IND. ACCS.PORTADOR	1,040	5,190	5,188	0	5,188
CREDITO PREDIAL PORT 1997 IR DIREITOS NOMINATIVOS	6	0	0	0	0



31 December 2002

euros

NATURE AND TYPE OF SECURITIES	QUANTITY	FACE VALUE	AVERAGE ACQUISITION COST	MARKET VALUE	BOOK VALUE
PIRITES ALENTEJANAS ACCS.PORTADOR	30	150	234	0	234
FAB.VASCO G.I.TRANSF ACCS.PORTADOR	102	509	289	0	289
TEXTEIS MOURA & MATOS. S.A. ACCS.PORTADOR	31,146	155,419	207,091	0	207,091
FETAL MODA INTERNAC. ACCS.PORTADOR	20	100	200	0	200
OPCA ACCS.PORTADOR	452,000	2,260,000	3,179,703	2,712,000	3,179,703
OPCA DIREITOS ACCS.PORT.N/FUNG.	2	0	0	0	0
GRUPO DIMENSAO ACCS.PORT.INTEGRADAS	75,947	378,976	632,329	0	632,329
STE-SERV.TEL.ELECTR. ACCS.PORTADOR	26,831	133,887	776,241	0	776,241
STE-SERV.TEL.ELECTR. 1996 RED.CAP. DIREITOS PORTADOR	1	0	0	0	0
STE-SERV.TEL.ELECTR. RED.CAP.1999 DIREITOS PORTADOR	1	0	0	0	0
TORRALTA-C.I.FERIAS ACCS.PORTADOR	995	4,975	37,525	0	37,525
COMP.P.FORNOS ELECT. ACCS.PORTADOR	4	2	2	0	2
COMUNDO ACCS.PORTADOR	251	126	85	0	85
EUROMINAS ACCS.PORTADOR	225	1,125	6,140	0	6,140
FAB.MENDES GODINHO ACCS.PORTADOR	3	15	748	0	748
IND.METALICAS PREVID ACCS.PORTADOR	9,468	47,245	7,489	0	7,489
GEOFINANCA-SOC.INV. ACCS.PORT.REGISTADAS	112	559	559	0	559
MATUR ACCS.PORTADOR	14,296	71,337	168,851	0	168,851
SODERA ACCS.NOMINATIVAS	1,950	48,633	32,422	50,603	32,422
SOC.IND.FARMACEUTICA RED.VAL.NOM. ACCS.PORTADOR	165	823	9,913	0	9,913
SALVOR ACCS.PORTADOR	94	470	2,254	0	2,254
SODIMUL ACCS.PORTADOR	114	1,705	0	0	0
SOC.NAC.FOSFOROS ACCS.PORTADOR	10	50	50	0	50
SOC.PORT.EXPLOSIVOS ACCS.NOMINATIVAS	58,000	290,000	42,410	253,692	42,410
SOC.PORT.EXPLOSIVOS ACCS.PORTADOR	74,498	371,745	371,594	325,854	371,594
SENAL 1973 ACCS.PORTADOR	350	175	175	0	175
E.D.P. ACCS.NOMINATIVAS	1,210,112	1,210,112	4,301,865	1,924,078	4,301,865
ESPART SGPS. SA. ACCS.PORTADOR	217,559	1,087,795	1,748,571	1,172,643	1,748,571
FUNFRAP-FUNDIÇÃO PORTUGUESA, S.A. ACCS.PORTADOR	100,000	499,000	498,798	499,900	498,798
SOC.T.PALHEIRO GOLFE CAUTELAS ACCS.PORTADOR	15,000	74,850	74,820	74,985	74,820
RICARDO GALLO VIDRO EMBALAGEM, S.A. ACCS.PORTADOR	83,235	416,175	803,571	803,571	803,571
RENTAVE-INV.IMOBIL. ACCS.PORTADOR	2,200	10,978	10,974	10,998	10,974
PME CAPITAL ACCS.NOMINATIVAS	150,000	750,000	748,197	750,000	748,197
PME INVESTIMENTOS ACCS.NOMINATIVAS	150,000	750,000	748,197	531,000	748,197
BRISA-AE PORTUGAL SA PRIVATIZAÇÃO ACCS.NOMINATIVAS	31,820	31,820	136,562	168,010	136,562
PRAZOL ACCS.PORTADOR	2,816	14,052	46,581	0	46,581
TUROPA-OP.TURISTICOS ACCS.PORTADOR	127	634	3,200	0	3,200
CORTICEIRA AMORIM ACCS.PORTADOR	8,473	8,473	13,679	6,778	13,679
IMAVIZ-IMOBILIA.AVIZ ACCS.PORTADOR	280	1,397	1,397	0	1,397
FINANGESTE ACCS.NOMINATIVAS	35,775	178,875	435,451	224,309	435,451
CNB-CAMAC ACCS.PORTADOR	400	1,996	4,990	0	4,990
EMP.TEXTIL AGUDA CAUTELAS ACCS.PORTADOR	3,324	16,587	16,575	0	16,575
INCAL ACCS.PORTADOR	24	27	0	0	0
TVI-TEL.INDEPENDENTE RED.CAP.1999 DIREITOS NOMINATIVOS	299	3	0	0	0
NET-NOVAS EMP.TECN. ACCS.NOMINATIVAS	3,050	15,220	15,213	12,932	15,213
PORTLINE ACCS.PORTADOR	954,893	4,774,465	4,762,985	4,764,916	4,762,985
CIMPOR. SGPS, SA. ACCS.NOMINATIVAS	2,000	10,000	29,512	32,000	29,512
CPC-IMOBILIARIA ACCS.PORTADOR	17,000	84,830	1,187	0	1,187
AMBELIS-AG.MOD.EC.LX ACCS.NOMINATIVAS	400	19,952	19,952	19,952	19,952
SODAP ACCS.NOMINATIVAS	30,000	149,700	149,639	151,620	149,639
LEICA APAR.OPTICOS ACCS.NOMINATIVAS	6,000	30,000	29,928	30,042	29,928
LEICA APAR.OPTICOS PRIVILEGIADAS ACCS.NOMINATIVAS	4,000	20,000	19,952	20,028	19,952
F.I.T. FOMENTO IND. TOMATE, S.A. ACCS.PORTADOR	449	2,241	405	0	405
SPIDOURO ACCS.NOMINATIVAS	5,000	24,950	24,940	24,995	24,940
SGAL-SOCIEDADE GEST. ALTA LISBOA.S.A. ACCS.NOMINATIVAS	420,000	1,050,000	10,474,756	10,474,756	10,474,756
UNITÉNIS S,EMP,TÉNIS ACCS.NOMINATIVAS	1	150	3,990	0	3,990
JOSÉ MELLO SGPS, S.A. ACCS.PORTADOR	262,045	1,310,225	1,524,925	1,524,925	1,524,925
PRIMUS MGV -P.D.REG. ACCS.NOMINATIVAS	8,000	39,920	39,904	39,904	39,904
ADR ENTRE DOURO TAM. ACCS.NOMINATIVAS	6,000	29,940	29,928	29,928	29,928
SAIVANE IMOBILIARIA ACCS.PORTADOR	8,081	40,405	0	40,462	0
PARAREDE, SGPS. S.A. ACCS.PORTADOR	11,872,510	4,749,004	18,602,111	2,374,502	18,602,111
AENOR AE NORTE, S.A. ACCS,NOMINATIVAS	374,292	3,743	3,743	3,743	3,743
OPERANOR OPER.MAN.AE ACCS.NOMINATIVAS	666	666	666	666	666
ADRAL ACCS.NOMINATIVAS	2,000	9,980	9,976	9,998	9,976
SUBLOC-L.SUBMARINOS ACCS.NOMINATIVAS	2,500	25,000	25,000	25,000	25,000
OPERADORA LUSOSCUT ACCS.NOMINATIVAS	1,000	1,000	1,000	1,000	1,000
LUSOSCUT COSTA PRATA ACCS.NOMINATIVAS	222,000	6,660	6,660	6,660	6,660



euros

NATURE AND TYPE OF SECURITIES	QUANTITY	FACE VALUE	AVERAGE ACQUISITION COST	MARKET VALUE	BOOK VALUE
WEB-LAB. SGPS, S.A. ACCS.PORTADOR	13,595,483	6,797,742	8,810,576	5,010,576	8,810,576
SONAE.COM. SGPS, S.A. ACCS.PORTADOR	1,740	1,740	17,644	2,732	17,644
MTS-PORTUGAL SGMR S.A. ACCS.NOMINATIVAS	33,654	33,654	33,197	33,197	33,197
VIALITORAL CONC.ROD. LIBERADAS ACCS.NOMINATIVAS	4,085	765,938	791,548	791,548	791,548
VIALITORAL CONC.ROD. N/LIBERADAS ACCS.NOMINATIVAS	665	124,688	124,688	124,688	124,688
SOC.IMOB.URBANIZAÇÃO AUM.CAP.2002 PA CAUTELAS	4,840	4,840	4,840	4,840	4,840
COIMBRAVITA AGENCIA DES.REGIONAL SA ACCS.NOMINATIVAS	15,000	74,850	74,820	63,000	74,820
LUSOSCUT AE BEIRAS LITORAL ALTA.SA ACCS.NOMINATIVAS	510,000	5,100	5,100	5,100	5,100
OPERADORA LUSOSCUT BLA ACCS.NOMINATIVAS	1,000	1,000	1,000	1,000	1,000
SPORT LISBOA BENFICA ACCS.NOMINATIVAS	50	250	262	262	262
ADVANCARE GESTÃO SER SAUDE. S.A. ACCS.NOMINATIVAS	100	499	29	29	29
LUSOSCUT AE GRANDE PORTO, S.A. ACCS.NOMINATIVAS	373,000	7,460	7,460	7,460	7,460
PARFIL, SGPS, S.A. 2002 ACCS.NOMINATIVAS	9,654	48,173	2,960,328	2,960,328	2,960,328
-Quotes	3	11,423	11,423	200	11,423
INANGOL VALOR 2250 QUOTA	1	11,223	11,223	0	11,223
ANADYR OVERSEAS CON. PROJECTOS, LDA QUOTA	1	100	100	100	100
WHYALLA BUSINESS CO. PROJECTOS, LDA QUOTA	1	100	100	100	100
- Securities Investment Funds	92,177,866	921,779	1,060,946	460,981	1,060,946
BANCO PORT,ATLANTICO 1986-1.E 2.EM, DIREITOS TITS.PART.	3	0	0	0	0
BANCO PORT.ATLANTICO 90 REMUN. DIREITOS TITS.PART.	1	0	0	0	0
BANCO PORT.ATLANTICO 1.EM. DIREITOS PORT.TITS.PART	3	0	0	0	0
BANCO PORT.ATLANTICO 2.EM. DIREITOS PORT.TITS.PART	8	0	0	0	0
CREDITO PREDIAL PORT 1988 TITULOS PARTICIPAÇÃO	92,177,851	921,779	1,060,946	460,981	1,060,946
- Investment Funds Units	36,647,512	211,306,555	207,039,064	201,165,996	207,039,064
FRIE-IPE CAP.RETEX/P UNIDADES PARTICIPAÇÃO	200,000	998,000	997,596	1,009,200	997,596
PME CAPITAL FUNDO RETAX UNIDADES PARTICIPAÇÃO	200,000	998,000	997,596	982,000	997,596
PME CAPITAL FRIE UNIDADES PARTICIPAÇÃO	100,000	499,000	498,798	268,000	498,798
PME CAPITAL GLOBAL FRIE UNIDADES PARTICIPAÇÃO	1,000,000	4,990,000	4,987,979	4,590,000	4,987,979
PME INVESTIMENTOS FRIE UNIDADES PARTICIPAÇÃO	100,000	499,000	498,798	403,000	498,798
PME INVESTIMENTOS FRIE RETEX UNIDADES PARTICIPAÇÃO	200,000	998,000	997,596	831,200	997,596
FUNGEPI/BES UNIDADES PARTICIPAÇÃO	7,618,573	38,016,679	37,372,681	32,872,681	37,372,681
FUNGERE-FUNDO GESTÃO UNIDADES PARTICIPAÇÃO	26,261,500	131,044,885	130,991,809	131,186,154	130,991,809
F.TURISMO CAP.RISCO FCR-F.TURISMO UNIDADES PARTICIPAÇÃO	69	1,720,852	1,738,998	1,393,998	1,738,998
F.I.IMOB.TURISTICO UNIDADES PARTICIPAÇÃO	349,500	1,744,005	1,743,299	3,079,445	1,743,299
F.INV.IMOB.FECHADO TURISTICO II UNIDADES PARTICIPAÇÃO	30,000	1,500,000	1,500,000	1,611,750	1,500,000
FRIE PEDIP II UNID.PART.CERTIFIC.	717	17,881,901	14,233,154	11,818,003	14,233,154
FRIE IMIT/BES UNIDADES PARTICIPAÇÃO	300	7,481,967	7,481,968	7,628,790	7,481,968
VISION ESCRITÓRIOS FUNDO INV.IMOB. UNIDADES PARTICIPAÇÃO	586,853	2,934,265	2,998,793	3,491,775	2,998,793
Issued by non-residents	8,811,984	2,251,480	38,914,345	24,256,477	38,914,345
- Shares	8,807,696	2,247,407	33,414,039	18,779,384	33,414,039
COMP.DIAMANT.ANGOLA REG.MET. ACCS.PORT.REGISTADAS	385	959	3,749	0	3,749
GENERAL MOTORS CORP. ACCS.PORTADOR	3,067	2,925	120,909	108,121	120,909
SENA SUGAR STATES DEP.REA. ACC.PORTADOR	463,725	292,147	54,246	0	54,246
PROP.CLUB.FIN.GENOVA ACCS.NOMINATIVAS	1	1,070	3,047	0	3,047
GENERAL ELECTRIC CO. ACCS.PORTADOR	5,203	4,961	253,369	121,554	253,369
MERCK & CO. INC. ACCS.PORTADOR	3,008	29	183,391	162,949	183,391
HOME DEPOT. INC. ACCS.PORTADOR	2,812	2,681	77,707	63,496	77,707
JP MORGAN CHASE & CO. ACCS.PORTADOR	5,040	4,806	180,974	115,295	180,974
TEXAS INSTRUMENTS ACCS.PORTADOR	5,822	5,552	260,741	83,885	260,741
ORACLE CORP. ACCS.PORTADOR	12,304	11,733	136,188	128,355	136,188
ELECTRONIC DATA SYS CORP. ACCS.PORTADOR	5,495	5,240	193,597	92,692	193,597
PINTO TOTTA INTL FIN 7.77% ACCS.PORTADOR	250	238,390	250,310	267,500	250,310
INDEPENDENT NEWS FIN 6.375% ACCS.PORTADOR	250,000	317,500	321,624	321,624	321,624
SUN MYCROSYSTEMS INC. ACCS.PORTADOR	16,360	15,600	396,498	48,049	396,498
CENDANT CORP. ACCS.PORTADOR	8,287	7,902	121,567	83,289	121,567
RSL COMMUNICATIONS CL. ACCS.PORTADOR	25,000	23,839	477,512	24	477,512
BRADLEES INC NEW ACCS.PORTADOR	54,000	51,492	260,680	51	260,680
AMGEN INC. ACCS.PORTADOR	1,848	1,762	91,528	86,629	91,528
LIBERTY SATELLITE & TECHNOLOGY-CL.A ACCS.PORTADOR	15,100	14,399	1,275,649	40,029	1,275,649
FINET COM INC. ACCS.PORTADOR	203,513	1,941	9,058,835	75,684	9,058,835
PFIZER INC. ACCS.PORTADOR	3,015	2,875	104,708	88,578	104,708
ZIXIT CORP. ACCS.PORTADOR	26,000	24,793	1,745,957	111,815	1,745,957
WEYERHAEUSER CO. ACCS.PORTADOR	2,332	2,224	98,681	109,051	98,681
BEA SYSTEMS INC. ACCS.PORTADOR	11,155	106	115,044	121,793	115,044
ACTV. INC. ACCS.PORTADOR	25,000	23,839	858,486	15,019	858,486
TRANSMEDIA ASIA PACIFIC INC. ACCS.PORTADOR	133,200	127,014	321,163	127	321,163
CITRIX SYSTEMS INC. ACCS.PORTADOR	7,288	6,945	104,124	85,132	104,124



31 December 2002

euros

NATURE AND TYPE OF SECURITIES	QUANTITY	FACE VALUE	AVERAGE ACQUISITION COST	MARKET VALUE	BOOK VALUE
BRISTOL MYERS SQUIBB ACCS.PORTADOR	1,462	1,394	79,671	32,413	79,671
NETWORK APPLIANCE ACCS.PORTADOR	7,684	7,327	133,444	71,440	133,444
SAFEWAY INC. ACCS.PORTADOR	4,719	4,500	202,031	104,442	202,031
ADOBE SYSTEMS INC. ACCS.PORTADOR	3,902	3,721	123,439	92,611	123,439
LIBERTY MEDIA CORP. ACCS.PORTADOR	12,324	11,752	187,742	102,827	187,742
DIEBOLD INC. ACCS.PORTADOR	2,692	2,567	88,396	104,348	88,396
VERIZON COMMUN. ACCS.PORTADOR	4,572	4,360	196,003	169,940	196,003
ALLTEL CORP. DELAWARE ACCS.PORTADOR	2,735	2,608	138,884	133,320	138,884
PEPSICO INC. ACCS.PORTADOR	2,707	44	116,975	108,543	116,975
ESCOM MINING INC. SERIE C ACCS.PORTADOR	21,421	510,656	510,656	510,656	510,656
SCHLUMBERGER LTD ACCS.PORTADOR	4,059	3,871	270,697	161,478	270,697
ABBOTT LABORATORIES ACCS.PORTADOR	2,966	2,828	119,496	104,929	119,496
KOPIN CORP ACCS.PORTADOR	11,517	110	128,026	44,148	128,026
PITNEY BOWES INC. ACCS.PORTADOR	2,521	2,404	97,310	78,344	97,310
AUTOMATIC DATA PROCESSING INC. ACCS.PORTADOR	3,013	287	144,747	111,418	144,747
HEALTH MGMT ASS. INC. ACCS.PORTADOR	5,000	48	87,242	85,773	87,242
MARSHALL & ILSLEY ACCS.PORTADOR	2,062	1,966	58,574	54,111	58,574
EURONEXT NV ACCS.PORTADOR	391,714	391,714	7,038,962	7,912,623	7,038,962
FTI HOLDING GMBH ACCS.PORTADOR	29,750	29,750	29,750	29,750	29,750
LOWES COMPANIES ACCS.PORTADOR	2,872	1,369	125,685	103,657	125,685
BARNES & NOBLE INC. ACCS.PORTADOR	2,547	2	77,719	41,653	77,719
GUIDANT CORP. ACCS.PORTADOR	2,046	1,951	73,533	58,471	73,533
COSTCO WHOLESALE CO. ACCS.PORTADOR	2,581	25	96,372	68,961	96,372
CANYON CAPITAL LTD PREFERRED SHS ACCS.PORTADOR	6,967,741	66,442	5,721,369	5,721,369	5,721,369
TARGET CORP. ACCS.PORTADOR	3,262	258	104,362	93,316	104,362
L-3 COMMU.HOLDINGS ACCS.PORTADOR	2,625	25	114,469	113,390	114,469
CONCORD EFS INC ACCS.PORTADOR	6,529	2,073	124,917	96,562	124,917
AK STEEL HOLDING CORP ACCS.PORTADOR	8,361	80	65,999	62,985	65,999
UNIVISION COMM, INC. ACCS.PORTADOR	2,989	29	78,437	67,208	78,437
TURKCELL	113	524	8,847	7,957	8,847
- Investment Funds Units	4,218	4,022	250,256	227,043	250,256
ISHARES DJ US FIN. UNIDADES PARTICIPAÇÃO	1,544	1,472	91,857	100,852	91,857
ISHARES NASDAQ BIOTECHNOLOGY UNIDADES PARTICIPAÇÃO	2,674	2,550	158,399	126,191	158,399
- Other securities	70	50	5,250,050	5,250,050	5,250,050
LUSITANO Nº1 LTD RESIDUAL CERTIFICATES	50	50	50	50	50
LUSITANO FINANCE Nº2 PLC CLASS D1 RESIDUAL CERTIFICATES	20	0	5,250,000	5,250,000	5,250,000
C.HELD TO MATURITY SECURITIES	**0**	**0**	**0**	**0**	**0**
D.INVESTMENTS	**47,801,189,025**	**810,062,466**	**1,772,556,296**	**1,464,524,789**	**1,772,556,296**
Investments	47,577,649,076	135,644,956	872,168,098	565,280,681	872,168,098
- In credit institutions in Portugal	892,700	892,700	890,554	892,700	890,554
- Transition rule	892,700	892,700	890,554	892,700	890,554
SPGM SOC.INVESTIMENTOS NOM	892,700	892,700	890,554	892,700	890,554
- In credit institutions abroad	47,523,008,475	57,846,749	212,825,892	180,699,756	212,825,892
BANCO INTERUNIDO	84,750	422,903	211,366	0	211,366
BANQUE ESPIRITO SANTO ET DE LA VÉNÉTIE	1,390,893	20,863,395	22,000,206	22,000,206	22,000,206
INTERATLÂNTICO S.A.	19,036,830	26,822,893	7,944,612	7,944,612	7,944,612
BANCO BRADESCO	47,502,055,878	5,477,598	157,546,639	135,257,614	157,546,639
BMCE S.A.	440,124	4,259,960	25,123,069	15,497,324	25,123,069
- In other companies in Portugal	53,732,014	71,486,794	652,964,521	378,201,094	652,964,521
SIBS-SOC.INTERBANCARIA SERVIÇOS	358,269	1,791,345	985,662	985,662	985,662
UNICRE-CARTÃO INT. CRÉDITO	149,610	748,050	219,817	219,754	219,817
MULTIGER	22,460	1,120,305	1,125,653	1,120,305	1,125,653
EUROP ASSISTANCE - C P SEG ASSIST	230,000	1,150,000	1,147,235	1,147,235	1,147,235
MULTIPESSOAL - SOC. PREST GEST SERV	20,000	99,800	99,760	99,760	99,760
ESEGUR ESP.SANTO SEG	159,500	797,500	797,356	797,356	797,356
F.TURISMO-CAPITAL DE RISCO	150,000	750,000	748,197	748,197	748,197
FIDUPRIVATE, S.A.	6,190	30,888	30,876	30,876	30,876
PORTUGAL TELECOM SGPS, S.A.	33,641,722	33,641,722	327,223,435	220,353,279	327,223,435
ESUMEDICA-PREST CUIDADOS MÉDICOS	74,700	372,753	395,450	395,450	395,450
F.TURISMO	10,000	49,900	49,880	104,600	49,880
ESPIRITO SANTO - COMPANHIA SEGUROS	1,200,000	6,000,000	6,000,000	6,000,000	6,000,000
FIEP-FUNDO INT.EMPR. PORT	3,400,000	16,966,000	16,970,812	17,204,000	16,970,812
PT MULTIMEDIA SGPS	12,762,063	6,381,032	296,051,640	127,875,871	296,051,640
ES SAUDE, SGPS, S.A.	500,000	500,000	500,000	500,000	500,000
ES INTERACTION SIST.	100,000	100,000	100,000	100,000	100,000
SDEM-SOC.DES.EMPR. MADEIRA SGPS SA	937,500	937,500	468,750	468,750	468,750
ESCONCESSÕES,SGPS, S.A.	10,000	50,000	50,000	50,000	50,000
- In other companies abroad	15,887	5,418,713	5,487,131	5,487,131	5,487,131
SCI-GEORGES MANDEL	15,750	2,401,088	2,401,072	2,401,072	2,401,072



31 December 2002

euros

	QUANTITY	FACE VALUE	AVERAGE ACQUISITION COST	MARKET VALUE	BOOK VALUE
NATURE AND TYPE OF SECURITIES					
SWIFT - SOC.WORLDWIDE I FIN TEL	133	16,625	85,059	85,059	85,059
FEI - FUNDO EUROPEU INVEST	3	3,000,000	3,000,000	3,000,000	3,000,000
EBA CLEARING SAS	1	1,000	1,000	1,000	1,000
Investments in subsidiaries	223,539,928	582,557,917	808,528,604	808,528,788	808,528,604
- In credit institutions in Portugal	63,414,028	289,119,820	440,605,836	440,605,836	440,605,836
BIC - BANCO INT.CREDITO	30,000,000	150,000,000	208,520,708	208,520,708	208,520,708
BANCO ESPIRITOSANTO DE INVESTIMENTO	14,000,000	70,000,000	159,834,458	159,834,458	159,834,458
BESLEASING IMOBILIARIA	1,993,495	9,967,475	8,376,573	8,376,573	8,376,573
BESLEASING-MOBILIARIA	3,390,016	16,950,080	22,105,549	22,105,549	22,105,549
EUROGES	2,400,000	11,976,000	12,142,068	12,142,068	12,142,068
CREDIFLASH	1,349,997	6,749,985	6,594,420	6,594,420	6,594,420
CREDIBOM	1,199,540	5,997,700	5,984,370	5,984,370	5,984,370
BEST-BANCO ELECTRONICO DE SERVIÇO TOTAL	6,981,580	6,981,580	6,981,580	6,981,580	6,981,580
BANCO ESPIRITO SANTO DOS AÇORES, S.A. ACCS.NOMINATIVAS	2,099,400	10,497,000	10,066,111	10,066,111	10,066,111
- In credit institutions abroad	26,261,050	125,910,439	177,617,108	177,617,108	177,617,108
BESNAC - BANCO ESP. S. CAPITAL CORP	1,000	710	35,759	35,759	35,759
BESSA-BANCO ESP. SANTO(ESPANHA)	9,687,500	77,500,000	83,484,352	83,484,352	83,484,352
BANCO ESPIRITO SANTO DO ORIENTE	199,500	23,683,842	23,541,563	23,541,563	23,541,563
ESPIRITO SANTO BANK	6,377,050	15,199,699	61,023,633	61,023,633	61,023,633
BESA-BANCO ESPIRITO SANTO ANGOLA	9,996,000	9,526,188	9,531,801	9,531,801	9,531,801
- In other companies in Portugal	133,357,762	163,148,489	167,477,078	167,477,262	167,477,078
ESPIRITO SANTO DEALER	285,000	1,425,000	3,800,245	3,800,245	3,800,245
ES. DATA S.G.P.S.	486,000	2,430,000	2,960,306	2,960,306	2,960,306
GESFINC - ESP. SANTO ESTUDOS FIN. MERC. CAP	28,000	139,720	139,668	139,668	139,668
ESAF- ESP. SANTO ACTIVOS FINANCEIROS	1,527,500	7,637,500	7,619,138	7,619,138	7,619,138
ESP. SANTO CAPITAL - SOC. CAP. RISCO	3,964,060	19,820,300	19,773,517	19,773,517	19,773,517
QUINTA DOS CONEGOS	377,400	1,887,000	3,063,927	3,064,111	3,063,927
ESGEST - ESP. S. GEST. INST. APROV. COMUM	20,000	99,800	99,760	99,760	99,760
ESPIRITO SANTO COBRANÇAS	75,000	374,250	374,098	374,098	374,098
ESPIRITO SANTO CONTACT CENTER	945,000	945,000	945,000	945,000	945,000
BES.COM, SGPS, S.A.	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000
ESPIRITO SANTO FINANCIAL CONSULTANTS	649,800	3,249,000	3,249,000	3,249,000	3,249,000
BES INTERNACIONAL, SGPS	75,000,000	75,000,000	75,039,904	75,039,904	75,039,904
CENTIMO-SOC.SERVIÇOS	1	137,169	408,765	408,765	408,765
JAMPUR-TRADING INT. SOC.UNIPESSOAL	1	3,750	3,750	3,750	3,750
- In other companies abroad	507,088	4,379,169	22,828,582	22,828,582	22,828,582
ESOL - ESP. SANTO OVERSEAS	1,000	953	954	954	954
SPAINVEST AS	399,999	3,527,991	21,977,379	21,977,379	21,977,379
BES FINANCE LTD	25,000	23,825	23,839	23,839	23,839
BES OVERSEAS LTD	1,000	953	954	954	954
ESCLINC - ESPIRITO SANTO COM LISBOA	100	773,906	773,906	773,906	773,906
ESPIRITO SANTO PLC	29,994	38,092	38,085	38,085	38,085
E.S.REPRESENTAÇÕES	49,995	13,449	13,467	13,467	13,467
Sub-total	47,801,189,004	718,202,873	1,680,696,702	1,373,809,469	1,680,696,702
Other investments	21	91,859,594	91,859,594	90,715,320	91,859,594
- Suplementary capital contributions	6	5,160,711	5,160,711	5,160,711	5,160,711
LUSOSCUT A E C PRATA	1	1,006,640	1,006,640	1,006,640	1,006,640
LUSOSCUT A E BEIRA LIT ALTA	1	1,045,967	1,045,967	1,045,967	1,045,967
LUSOSCUT A E GRANDE PORTO	1	436,984	436,984	436,984	436,984
VIALITORAL	1	890,625	890,625	890,625	890,625
ESPIRITO SANTO PLC (DUBLIN)	1	410,090	410,090	410,090	410,090
AENOR	1	1,370,406	1,370,406	1,370,406	1,370,406
- Loans to subsidiary companies	10	23,047,165	23,047,165	23,047,165	23,047,165
BES COM SGPS	1	7,092,426	7,092,426	7,092,426	7,092,426
E S COBRANÇAS	1	562,706	562,706	562,706	562,706
COMP PORT COBRE	1	848	848	848	848
ESEGUR	1	399,038	399,038	399,038	399,038
JAMPUR	1	10,676,252	10,676,252	10,676,252	10,676,252
QUINTA DOS CONEGOS	1	410,270	410,270	410,270	410,270
Soc Imob Urb do Parque	1	1,820,086	1,820,086	1,820,086	1,820,086
WEB LAB. SGPS, S.A.	1	2,055,610	2,055,610	2,055,610	2,055,610
PORTICENTRO	1	0		0	0
SOC TURÍSTICA PALHEIRO GOLFE	1	29,928	29,928	29,928	29,928
- Others	5	63,651,717	63,651,717	62,507,443	63,651,717
OPCA	1	14,101,266	14,101,266	14,101,266	14,101,266
ESPIRITO SANTO PLC	1	35,500,000	35,500,000	35,500,000	35,500,000
ESCOM	1	3,794,644	3,794,644	3,794,644	3,794,644
BANQUE ES LA VENETIE	1	5,488,000	5,488,000	5,488,000	5,488,000
KLEINWORT BENSON LON	1	4,767,808	4,767,808	3,623,534	4,767,808
TOTAL	73,042,640,700	4,375,951,742	5,574,611,026	5,167,571,478	5,575,349,065



9.2 > Consolidated Financial Statements of Group Banco Espírito Santo

> Consolidated Balance Sheet as at 31 December 2002

(Amounts expressed in thousands of euros)

ASSETS	Notes	YEAR TOTAL ASSETS	YEAR ACCUMULATED DEPRECIATION AND PROVISIONS	YEAR NET ASSETS	PREVIOUS YEAR (NET ASSETS)
1. Cash and deposits at Central Banks	4	996,685		996,685	724,209
2. Loans and advances to credit institutions repayable on demand	5	844,058		844,058	1,241,259
3. Other loans and advances to credit institutions	6	5,674,990	8,870	5,666,120	3,888,187
4. Loans and advances to customers	7	25,795,107	367,446	25,427,661	24,264,079
5. Bonds and other fixed income securities		4,088,821	80,978	4,007,843	4,929,501
a) Issued by Government and Public entities	8	1,201,171	6,128	1,195,043	1,955,068
b) Issued by other entities	8	2,877,240	74,850	2,802,390	2,972,427
c) Own securities	8	10,410		10,410	2,006
6. Shares and other variable income securities	8	720,805	102,800	618,005	426,380
7. Investments in associated companies	9	51,413	2,384	49,029	41,165
8. Investments in subsidiaries excluded from consolidation					
9. Other investments	9	943,126	32,004	911,122	849,826
10. Intangible assets	11	523,119	339,371	183,748	182,348
11. Tangible assets	12	1,055,597	628,977	426,620	438,104
(Of which: premises)		(602,232)	(286,350)	(315,882)	(316,939)
12. Goodwill arising from the equity method of consolidation					
13. Goodwill arising from the purchase method of consolidation					
14. Unpaid capital					
15. Treasury stock					
16. Other debtors	13	495,954	21,938	474,016	540,742
17. Prepayments and accrued income	14	1,628,916		1,628,916	996,830
18. Consolidated loss for the year					
19. Minority interests					
TOTALS		**42,818,591**	**1,584,768**	**41,233,823**	**38,522,630**



OBLIGATIONS AND FUTURE COMMITMENTS	Notes	YEAR	PREVIOUS YEAR
1. Guarantees granted and contingent liabilities	25	4,527,474	4,371,382
Of which:			
1.1 Acceptances and endorsements			26
1.2 Guarantees and sureties		4,282,956	4,111,083
1.3 Others		244,518	260,273
2. Commitments	25	3,390,405	2,821,644
Of which:			
2.1 Arising from sales operations with repurchase option			
TOTALS		**7,917,879**	**7,193,026**

Chief Accountant

The attached notes form an integral part of these financial statements

(Amounts expressed in thousands of euros)

LIABILITIES AND SHAREHOLDER'S EQUITY	Notes	YEAR	PREVIOUS YEAR
1. Amounts owed to credit institutions		7,678,707	7,536,692
a) Repayable on demand	15	333,232	338,698
b) With agreed maturity date	15	7,345,475	7,197,994
2. Amounts owed to customers		18,667,656	17,394,740
a) Savings accounts	16	2,338,075	2,506,628
b) Repayble on demand	16	7,321,027	6,879,626
c) With agreed maturity date	16	9,008,554	8,008,486
3. Debt securities		9,270,851	8,804,543
a) Outstanding bonds	17	7,613,710	7,001,237
b) Other securities	17	1,657,141	1,803,306
4. Other liabilities	18	187,883	243,181
5. Accruals and deferred income	19	783,759	695,257
6. Capital reserve arising from the equity method of consolidation			
7. Capital reserve arising from the purchase method of consolidation			
8. Provisions for liabilities and charges		398,858	325,866
a) Pension plan and equivalent charges	20 and 24	4,660	47
b) Other provisions	20	394,198	325,819
9. Provisions for general banking risks	20	14,594	59,838
10. Subordinated debt	21	1,695,799	1,443,293
11. Share Capital	23	1,500,000	1,000,000
12. Share premium	23	300,000	192,950
13. Reserves	23	(20,981)	13,025
14. Revaluation reserves	23		
15. Retained earnings	23		
16. Minority interests	22	534,236	615,536
17. Consolidated net income for the year	23	222,461	197,709
TOTALS		**41,233,823**	**38,522,630**



The Board of Directors

> Consolidated Statement of Income for the Year Ended 31 December 2002

(Amounts expressed in thousands of euros)

	Notes	YEAR	PREVIOUS YEAR
DEBIT			
1. Interest expense	29	1,531,035	1,904,303
2. Commissions	29	53,162	69,090
3. Losses arising from trading activities	25 and 29	3,207,344	3,688,274
4. General administrative costs	29	587,960	591,934
4.1 Staff costs		323,083	320,521
4.2 Other administrative costs		264,877	271,413
5. Depreciation	11 , 12 and 29	134,716	122,186
6. Other operating expenses	29 and 31	6,381	5,142
7. Provisions for loan losses and other risks	20 and 29	489,640	383,582
8. Provisions for investments	20 and 29	4,548	20,636
9. Extraordinary losses	29 and 32	67,560	38,275
10. Income taxes	29 and 33	38,476	38,554
11. Other taxes	29	10,364	12,382
12. Losses arising from the equity method of consolidation	29	2,232	1,379
13. Minority interests	22 and 29	32,296	53,130
14. Consolidated net income for the year	29	222,461	197,709
TOTALS		6,388,175	7,126,576



Chief Accountant

The attached notes form an integral part of these financial statements

(Amounts expressed in thousands of euros)

CREDIT	Notes	YEAR	PREVIOUS YEAR
1. Interest income	29	2,339,249	2,622,939
2. Income from securities	29	10,740	9,893
3. Commissions	29	343,387	342,739
4. Profits arising from trading activity	25 and 29	3,335,070	3,804,228
5. Write-back of provisions	20 and 29	213,333	199,382
6. Income arising from the equity method of consolidation	29	2,309	6,899
7. Other operating income	29 and 31	117,116	108,898
8. Extraordinary gains	29 and 32	26,971	26,854
9. Minority interests			4,744
10. Consolidated loss for the year			
TOTALS		**6,388,175**	**7,126,576**



The Board of Directors

9.3 > Individual and Consolidated Statement of Income by Function Individual and Consolidated Statements of Cash Flows

> Individual and Consolidated Statement of Income by Function
31 December 2002 and 2001

(Amounts expressed in thousands of euros)

	BES		CONSOLIDATED	
	YEAR	PREVIOUS YEAR	YEAR	PREVIOUS YEAR
1 Interest Income	**417,148**	**417,052**	**808,214**	**718,636**
2 Provisions for loan losses	149,597	93,235	222,749	145,251
3 Net Interest Income (1-2)	**267,551**	**323,817**	**585,465**	**573,385**
4 Commissions	186,450	168,175	290,225	273,649
5 Other operating income	42,619	30,594	100,371	91,374
6 Income from services provided (4+5)	**229,069**	**198,769**	**390,596**	**365,023**
7 Income from securities	67,336	48,685	10,740	9,893
8 Income arising from the equity method of consolidation (net)	-	-	77	5,520
9 Profit arising from trading activity	86,373	75,118	127,726	115,954
10 Provisions for investment	47,601	23,165	72,212	28,366
11 Goodwill amortisation	-	-	-	-
12 Operating results before transformation costs (3+6+7+8+9-10-11)	**602,728**	**623,224**	**1,042,392**	**1,041,409**
13 Staff costs	165,196	180,688	323,083	320,521
14 Other administrative costs	175,443	174,093	264,877	271,413
15 Depreciation	103,409	93,758	134,716	122,186
16 Operating costs (13+14+15)	**444,048**	**448,539**	**722,676**	**714,120**
17 Operating Results (12-16)	**158,680**	**174,685**	**319,716**	**327,289**
18 Other provisions	1,806	25,703	(14,106)	31,219
19 Gains from sale of equity holdings	-	21	-	(65)
20 Other extraordinary profits / (losses)	(25,775)	(7,863)	(40,589)	(11,356)
21 Results before minority interests and taxes (17-18+19+20)	**131,099**	**141,140**	**293,233**	**284,649**
22 Income taxes	1,725	-	38,476	38,554
23 Minority interests	-	-	32,296	48,386
24 Net income for the period (21-22-23)	**129,374**	**141,140**	**222,461**	**197,709**
25 Earnings per Share (euros)	**0.54**	**0.71**	**0.92**	**0.99**



(1) Considering the initial number of shares (200 millions) + comon stock issuance for cash (50 million) adjusted by time factor (10/12).

Chief Accountant **The Board of Directors**

The attached notes form an integral part of these financial statements

> Individual and Consolidated Statements of Cash Flows
For the Years Ended 31 December 2002 and 2001

(Amounts expressed in thousands of euros)

	Notes	BES 2002	BES 2001	CONSOLIDATED 2002	CONSOLIDATED 2001
Cash flows arising from operating activities					
Interest and commission income received		1,791,125	2,217,552	2,650,741	3,072,591
Interest and commission expense paid		(1,169,960)	(1,536,762)	(1,593,491)	(2,013,514)
Recovered loans and interest previously charged-off		6,089	4,647	10,523	7,819
Payments to suppliers and employees		(320,805)	(390,051)	(568,685)	(622,525)
Pensions paid and contributions to the pension fund	24	(282,633)	(219,824)	(303,723)	(240,791)
Operating results before changes in operating funds		23,816	75,562	195,365	203,580
(Increase)/decrease in operating assets					
Loans and advances to credit institutions		(761,200)	403,539	(1,775,722)	(281,587)
Deposits in Central Banks		(315,346)	168,999	(304,960)	134,947
Loans and advances to customers		(1,285,832)	(1,407,722)	(1,323,429)	(2,895,402)
Trading securities		10,008	123,415	63,970	34,416
Other operational assets		(119,729)	(185,492)	(86,429)	85,558
Increase/(decrease) in operating liabilities					
Amounts owed to credit institutions		(152,632)	(68,610)	142,015	(743,560)
Amounts owed to customers		252,464	551,946	1,272,916	1,234,989
Debt securities		631,879	224,606	466,308	3,626,532
Other operational liabilities		32,583	22,249	(80,059)	124,648
Net cash flow from operating activities before income taxes		(1,683,989)	(91,508)	(1,430,025)	1,524,121
Income taxes paid	33	(525)	-	(23,477)	(17,691)
Net cash flow from operating activities		**(1,684,514)**	**(91,508)**	**(1,453,502)**	**1,506,430**
Cash flows arising from investing activities					
Acquisitions of shares in subsidiaries and of other investments		(402,530)	(147,369)	(277,665)	(164,268)
Proceeds from sale of shares in subsidiaries and of other investments		4,173	53,057	30,925	78,969
Dividends received		67,336	48,685	10,740	9,893
Investment securities purchased		(735,658,282)	(21,588,354)	(736,927,236)	(23,616,973)
Proceeds from sale of investment securities		736,151,644	22,174,018	737,293,970	22,645,598
Acquisition of fixed assets		(89,585)	(108,607)	(127,690)	(148,558)
Proceeds from sale of fixed assets		1,221	834	3,535	5,457
Net cash flow from investing activities		**73,977**	**432,264**	**6,579**	**(1,189,882)**
Cash flows arising from financing activities					
Proceeds from issuance of subordinated debt	21	449,256	151,895	252,506	360,438
Reimbursement and income paid on securities	21	-	(170)	-	(170)
Proceeds from issuance of share capital	23	550,000	-	550,000	-
Dividends paid	23	(75,200)	(86,400)	(75,200)	(88,249)
Bonus to employees	23	(14,400)	(16,500)	(21,620)	(24,766)
Issuance and income paid on preference shares	22	-	-	(29,333)	(42,241)
Net cash flow from financing activities		**909,656**	**48,825**	**676,353**	**205,012**
Exchange differences effect on cash and equivalents		**329,816**	**(66,516)**	**340,885**	**(89,097)**
Net changes in cash and equivalents		**(371,065)**	**323,065**	**(429,685)**	**432,463**
Cash and equivalents balance at the beginning of the period	3,3 q)	1,193,734	870,669	1,515,685	1,083,222
Cash and equivalents balance at the end of the period	3,3 q)	822,669	1,193,734	1,086,000	1,515,685
		(371,065)	323,065	(429,685)	432,463

Chief Accountant | **The Board of Directors**

The attached notes form an integral part of these financial statements

> Annex to the Financial Statements

Information required in accordance with the Portuguese Plan of Accounts for the Banking Sector and the Bank of Portugal Rules, as per Instructions no. 4/96 (BNBP no.1, 17.06.96) - VII and no. 71/96 (BNBP no.1, 17.06.96) - II. The values presented are expressed in thousands of euros:

1. No adjustments were done to the 2001 financial statements. Changes in accounting policies in 2002 are mentioned in note 3.

2. The presentation and classification of items in the financial statements was done in accordance with the rules and instructions of the Bank of Portugal.

3. The accounting policies and valuation criteria are presented in note 3.

4. No derogations of the valuation criteria set out by the Plan of Accounts were performed.

5. The book value does not differ, significantly, from the last market value known before the closing of the accounting records, except for the items referred in the financial statements.

6. The amounts, share capital, name and headquarters of the Investments in subsidiaries and associated companies held by the Bank are referred in notes 2, 9, 10 and in the annual report.

As at 31 December 2002, the difference between acquisition cost in investments above 20% and the respective shareholders' equity based on the last approved financial statements (31 December 2001) amounts to euro 19,947 thousand.



7. The total amount of bonds and other fixed income securities by period to maturity is presented in note 8.

8. Loans granted to associated companies included in items 2 to 5 of the Assets are presented in note 34.

9. The Loans to subsidiary companies are also presented in note 34.

10. BES security's portfolio is presented in this annual report in accordance with the regulatory requirements.

11. Intangible and tangible assets disclosure is presented in note 11 and 12, respectively.

12. Subordinated assets disclosure is presented in note 13.

13. As at 31 December 2002 there were no assets sold with repurchase agreement, except for the items referred in the financial statements.

14. The Other loans and advances to credit institutions and Loans and advances to customers as in items 3 and 4 of the Assets, by period to maturity are presented in notes 6 and 7.

15. Revaluation of tangible and financial assets:

a)No revaluations occurred in 2002; there were no transfers from revaluation differences to revaluation reserves; opening balance, movement and closing balance of revaluation reserves for the year are described in note 23;

b) Tangible assets book value at cost and revalued, as well as respective depreciation, are presented in note 12;

c) During 2002, extraordinary depreciations were done in the amount of euro 6.1 million, concerning intangible assets.

16. As at 31 December 2002 the total net amount of set up costs was euro 0.04 million; amounts related to software are described in note 11 and are depreciated in 3 years. Expenses with software systems, whose total net value as at 31 December 2002 was euro 121 million, are related to changes in new software and/or implementing new applications in existing software.

17. No significant amounts were corrected in current assets.

18. Disclosures of deposits and debt securities by period to maturity are analysed in notes 15, 16 and 17.

19. Debt securities by period to maturity are presented in note 17.

20. Debits with associated companies included in items 1, 2, 3 and 8 of the liabilities are described in note 34.

21. Debits with subsidiary companies also included in items 1,2,3 and 8 of the liabilities are described in note 34.

22. Item 8 of the Liabilities includes subordinated debt, which is analysed in note 21.

23. Obligations and future commitments are analysed in notes 25 and 34.

24. The commitments related with pension liabilities and respective coverage are presented in note 24.

25. Provisions balances are analysed in detail in note 20. As at 31 December 2002, its disclosure can be analysed as follows:



(Amounts expressed in thousands of euros)

	BES	CONSOLIDATED
Specific provisions for doubtful loans	**20,609**	**24,483**
Other loans	20,609	24,483
Specific provisions for overdue loans and interest	**190,532**	**342,638**
Other loans	190,532	342,638
Specific provisions for trading securities	20	20
Specific provisions for investment securities	115,492	166,947
Provisions for Other Debtors	8,891	21,556
Specific provisions for investments	38,036	34,388
General provisions for credit risks	241,848	348,676
Provisions for pension liabilities	-	4,660
Provisions for liabilities and charges	27,999	45,522
Provisions for general banking risks	-	14,594
Provisions for country risk	**26,029**	**26,388**
Loans and advances to credit institutions	8,868	8,870
Loans and advances to customers	5	325
Securities	16,646	16,811
Other assets	510	382
Total	**669,456**	**1,029,872**

26. The criteria distinguishing the trading and investment securities included in items 5 and 6 of the Assets from investments is set forth in note 3.

26A. During 2002 no reclassification to the held to maturity portfolio was made.

27. Balances of Prepayments, Accruals and Deferred costs and income are mentioned in notes 14 and 19.

28. a) Amounts not yet recorded in the statement of income concerning:

- Securities issued below reimbursement value, represented mostly by zero coupon bonds issued by the Cayman branch with maturity in 2027, are euro 607,604 thousand;
- Investment securities acquired above reimbursement are euro 52,983 thousand and
- Investment securities acquired below reimbursement are euro 16,795 thousand.

b) The difference between market value and book value for investment securities is euro 25,449 euro.

c) The difference between book value and acquisition cost for trading securities is euro 738 thousand.

d) The amounts recorded in the statement of income regarding market prices for trading securities are euro 0.7 thousand in gains and euro 759 thousand in losses.

29. During 2002 the Bank performed a share capital increase as described in note 23.

30. There are no share capital interests beneficiary, convertible bonds or similar rights besides the issues mentioned in note 22.



31. The nature of the off balance sheet items included in item 13 of the Assets and item 4 of Liabilities are described in notes 13 and 18.

32. Funds managed by the BES Group on behalf of third parties are mentioned in the present annual report.

33. Forward operations are analysed in note 25.

34. The number of employees for the Group and its distribution by professional categories is presented in note 30.

35. The compensations of the Board of Directors and Officers as well as loans granted are analysed in note 30.

36. The Bank does not have significant income with advisory and representation services.

37. Total Assets and Liabilities represented in foreign currencies are analysed in note 26.

38. Income under items B1, B2, B3, B4 e B7 in the statement of income, by geographical areas is described in note 29.

39. The main components of the following items:

- Other operating expenses
- Other operating income
- Extraordinary losses
- Extraordinary gains

are mentioned in note 31 and 32.

40. Charges incurred and paid with subordinated debt are described in note 21.

41. The difference between the provision for income taxes and income taxes paid for the year and for the two previous years is mentioned in note 33.

42. There is no different fiscal treatment between operating and extraordinary results with significant impact in the financial statements.

43. BES financial statements are consolidated by BESPAR - Sociedade Gestora de Participações Sociais, S.A., headquartered in Rua de São Bernardo, no. 62 in Lisbon.

44. BES has no subsidiaries located in other European Union member states, which are exempt from legal supervision and from publication of its financial statements.

45. As at 31 December 2002, the finance lease operations held by the Bank and by the Group as a lessee, amounted to, net of depreciation, nil and euro 2,552 thousand, respectively and is reflected in item 10 of the Balance Sheet.

46. There were no amounts resulting from netting of balances from third parties and accruals.

47. The amounts related with transactions between the Bank and its subsidiaries are described in note 34.

48. The information about the securitization transactions is analysed in note 35.

49. The information of the pensions plans is analysed in note 24.

50. Detailed information about investments is described in notes 3.3 e 9.

51. The Bank does not have any overdue amount with social security (Decree-Law no. 411/91 of 17 October, no. 1).



52. BES's activity by geographical area and business sector, after eliminating intra--group operations, is analysed as follows:

(Amounts expressed in thousands of euros)

Geographic Areas / Activity Sectors	Portugal	Remaining UE	Remaining Europe	North America	Latin America	Asia	Africa	Total
Comercial banking	34,283	1,670		707		114	31	36,805
Investment banking	888	1,305						2,193
Consumer Credit	592							592
Asset Management	18	17						35
Factoring	469							469
Leasing	951							951
Others	88						101	189
Total	37,289	2,992		707		114	132	41,234

53. BES's financial statements for the year ended 2002 do not include any results from transactions, with controlled entities, at prices other than market price.

9.4 > Notes to the Individual and Consolidated Financial Statements for the years ended 31 December 2002 and 2001

(Amounts expressed in thousands of euros, except when indicated)

Note 1 > Activity

Banco Espírito Santo, SA (Bank or BES) is a commercial bank headquartered in Portugal. The Bank is authorized by the Portuguese authorities, central banks and other regulatory authorities to operate in Portugal and in the countries where its international branches are located.

BES's foundation dates back to the last quarter of the 19th century. The Bank began operations as a commercial bank in 1937, following the merger of Banco Espírito Santo and Banco Comercial de Lisboa, from which resulted Banco Espírito Santo e Comercial de Lisboa. By public deed of 6 July 1999, the Bank changed its name to Banco Espírito Santo, S.A..

BES is listed on the Euronext Stock Exchange. On 31 December 2002, the Bank's subsidiary Espírito Santo Overseas, Ltd had 10 million preference shares listed on the New York Stock Exchange, and BES Overseas, Ltd had 10 million preference shares listed on the London Stock Exchange.



Since 1992, BES is part of the Espírito Santo Group, therefore its financial statements are consolidated by BESPAR-SGPS, S.A., headquartered in Lisbon, and by the Espírito Santo Financial Group, S.A. (ESFG), with headquarters in Luxembourg.

BES (together with its subsidiaries) is a diversified global financial services firm whose businesses provide a broad range of financial services to consumer and corporate customers. The Bank obtains its funding from deposits or other which, together with its own funds, are invested in loans, securities and other assets. At 31 December 2002 the Bank had a network of 469 branches throughout Portugal (31 December 2001 - 482), international branches in London, New York, Nassau, Lausanne and the Cayman Islands, a branch in the Madeira Free Zone, and nine overseas representative offices.

Note 2 > Group Structure

As the holding company of a financial group (BES Group), the Bank has holdings in subsidiary and associated companies. Subsidiaries are companies where the Groups' investment represents direct or indirectly more than 50% of the company's share capital or, if below that level, where the Bank has control and the company can be considered, jointly with the Bank, as one decision-making unit. Holdings in associated companies are investments in which the Bank's share is between 20% and 50% of their share capital, and where the Bank does not exercise control, but either their activities are closely related to the Bank or where the Group exercises significant influence. Consequently, the Bank's subsidiaries and associated companies exclude those companies where the investment, although greater than 20%, was not purchased with the purpose of exercising influence in their management, or where the acquisition intended to be for the short term.

Group companies where the Bank has a direct or indirect holding greater or equal to 20%, and that were included in the consolidated financial statements, are shown in the following chart:

BANCO ESPIRITO SANTO — holding company

SUBSIDIARIES (purchase method):

- BES ORIENTE 99.75%
- ESGEST 100%
- ES REPRESENT. 99.99%
- BESNAC 100%
- ESOL 100%
- BESI a) 100%
- ESAF, SGPS a) (85.0%) — 65%; BESI 15%; BIC 5%
- BIC a) 100%
- BESLEASING MOBILIÁRIA (83.72%) — 78.29%; BIC 5.43%
- BESLEASING IMOBILIÁRIA (82.70%) — 77.27%; 5.43%
- CREDIFLASH (98.37%) — 90.0%; 10.0%
- ES CAPITAL (99.74%) — 79.28%; 8.19%; 12.28%
- EUROGES 100%
- BESOL 100%
- ES BANK 98.45%
- BES ANGOLA 99.96%
- BES AÇORES 59.98%
- CÊNTIMO (100%) — 5%; 40%; 55%
- ESDATA a) (49.0%) — 14.29%; 34.71%
- GESFINC (87.75%) — 5%; 25%; 15%; 35%; 10%
- ES DEALER (100%) — 43%; 57%
- BES INT, SGPS 100%
- ES COBRANÇAS (94.86%) — 46.88%; 9.38%; 6.25%; 18.75%; 18.75%
- ES CONTACT CENTER (76.62%) — 26.25%; 5.83%; 41.67%; 2.92%
- Qª CÓNEGOS (78.42%) — 51%; 14.86%; 15%
- JAMPUR (100%) — 75%; 25%
- ES FINANCIAL CONSULTANTS 92.83%

ASSOCIATED (equity method):

- ESCLINC 100%
- BES FINANCE 100%
- ES PLC 99.98%
- SPAINVEST 100%
- BESSA (100%) — 89.60%; 10.40%
- CREDIBOM 59.98%
- ES INTERACTION (82.36%) — 20%; 30%; 10%; 10%; 30%
- BES.COM a) 100%
- BEST (66.0%) — 16.24%; 49.76%
- PORTLINE (33.32%) — 8.28%; 12.43%; 12.61%
- ES SEGUROS 40%
- ESUMÉDICA 24.84%
- FIDUPRIVATE 24.76%
- EUROP ASSISTANCE 23%
- SCI GEORGES MANDEL 22.5%
- BES VÉNÉTIE 40%
- ESEGUR 29%



a) See below the holdings of the Sub-Groups BIC, BESI, BESSA, ESAF, BES.COM and ES Data



The analysis of the activity and results of the BES Group, by business line in 2002 and 2001 is as follows:

(amounts expressed in thousands of euros)

	2002								
	Banking		Consumer	Asset	Factoring	Leasing	Other	Eliminations/	Consolidated
BALANCE SHEET	Commercial[1]	Investment	Credit	Management				Adjustments	
ASSETS	**46,407,041**	**2,294,002**	**596,487**	**77,072**	**468,865**	**954,447**	**240,829**	**(9,804,920)**	**41,233,823**
Cash and deposits at Central Banks	1,883,304	48,320	13,124	11,210	10,794	717	8,995	(135,721)	1,840,743
Loans and advances to credit institutions	12,467,240	1,083,917	-	31,360	-	-	18,866	(7,935,263)	5,666,120
Loans and advances to customers	23,124,535	418,417	568,327	507	453,946	911,895	-	(49,966)	25,427,661
Securities	4,644,721	505,221	-	11,168	1,801	17,494	3,921	(558,478)	4,625,848
Tangible and Intangible Assets	568,639	9,912	8,392	2,904	368	6,270	10,360	3,523	610,368
Investments	1,678,197	28,948	331	7,475	-	1,736	108,421	(864,957)	960,151
Other assets	2,040,405	199,267	6,313	12,448	1,956	16,335	90,266	(264,058)	2,102,932
LIABILITIES	**43,428,779**	**2,112,691**	**551,127**	**40,823**	**446,950**	**908,204**	**171,657**	**(8,427,888)**	**39,232,343**
Amounts owed to credit institutions	11,000,118	1,320,745	497,390	2,880	377,402	737,543	53,314	(6,310,685)	7,678,707
Amounts owed to customers	18,471,603	274,863	-	19,050	5,459	569	26,382	(130,270)	18,667,656
Debt securities	9,418,645	239,410	-	-	28,000	122,000	-	(537,204)	9,270,851
Other liabilities	812,004	217,656	33,124	16,442	34,389	15,929	91,793	(249,695)	971,642
Provisions for liabilities and charges	374,662	5,081	11,613	2,445	1,700	13,163	168	4,620	413,452
Subordinated debt	3,307,848	49,880	9,000	-	-	19,000	-	(1,689,929)	1,695,799
Minority interests	43,899	5,056	-	6	-	-	-	485,275	534,236
SHAREHOLDERS' EQUITY	**2,978,262**	**181,311**	**45,360**	**36,249**	**21,915**	**46,243**	**69,172**	**(1,377,032)**	**2,001,480**
Share capital and reserves	2,791,596	183,374	32,208	30,956	17,076	41,115	70,663	(1,387,969)	1,779,019
Net income for the year	186,666	(2,063)	13,152	5,293	4,839	5,128	(1,491)	10,937	222,461

	2002								
	Banking		Consumer	Asset	Factoring	Leasing	Other	Eliminations/	Consolidated
STATEMENT OF INCOME	Commercial[1]	Investment	Credit	Management				Adjustments	
Net interest income	647,312	82,934	51,395	679	6,961	19,259	455	(781)	808,214
– Provision for loan losses	186 294	5,045	19,244	(69)	1,357	4,107	(30)	8,337	224,285
= Net interest income after provision for loan losses	**461,018**	**77,889**	**32,151**	**748**	**5,604**	**15,152**	**485**	**(9,118)**	**583,929**
+ Commissions	206,167	27,959	22,908	29,241	4,310	(631)	1,662	(1,391)	290,225
+ Other operating income	23,235	28,534	(4,611)	(59)	39	2,724	58,089	(7,580)	100,371
= Income from services	**229,402**	**56,493**	**18,297**	**29,182**	**4,349**	**2,093**	**59,751**	**(8,971)**	**390,596**
+ Income from securities	68,387	2,679	-	5	-	226	85	(60,642)	10,740
+ Income arising from the equity method of consolidation (net)	186	(4,053)	-	(242)	-	-	(2,091)	6,277	77
+ Net income arising from trading activity	110,592	(51,902)	2	(1,012)	-	5	17	70,024	127,726
– Provisions for losses on securities	38,681	15,935	-	-	-	-	-	4,718	59,334
– Goodwill depreciation	-	-	-	-	-	-	-	-	-
= Operating income before operating costs	**830,904**	**65,171**	**50,450**	**28,681**	**9,953**	**17,476**	**58,247**	**(7,148)**	**1,053,734**
Staff costs	222,134	27,934	7,023	10,579	1,346	3,603	50,464	-	323,083
Other admnistrative costs	233,006	27,019	18,320	6,771	1,571	4,917	9,185	(35,912)	264,877
Depreciation	122,299	4,118	3,630	1,152	196	912	2,325	84	134,716
– Operating costs	**577,439**	**59,071**	**28,973**	**18,502**	**3,113**	**9,432**	**61,974**	**(35,828)**	**722,676**
= Operating income	**253,465**	**6,100**	**21,477**	**10,179**	**6,840**	**8,044**	**(3,727)**	**28,680**	**331,058**
– Other provisions	19,879	(960)	1,025	690	(115)	100	210	(23,593)	(2,764)
+ Gains from sale of investments in subsidiary and associated companies	933	-	-	-	-	-	2,708	-	3,641
+ Other extraordinary income	(37,437)	(2,828)	1,372	(732)	173	69	(407)	(4,440)	(44,230)
= Net income before minority interests and taxes	**197,082**	**4,232**	**21,824**	**8,757**	**7,128**	**8,013**	**(1,636)**	**47,833**	**293,233**
– Taxes	15,753	5,564	8,672	3,458	2,289	2,885	(145)	-	38,476
– Minority interests	(5,337)	731	-	6	-	-	-	36,896	32,296
= Net income for the year	**186,666**	**(2,063)**	**13,152**	**5,293**	**4,839**	**5,128**	**(1,491)**	**10,937**	**222,461**

[1] Commercial banking includes group companies set-up for issue of debt securities

(amounts expressed in thousands of euros)

BALANCE SHEET	2001								
	Banking		Consumer	Asset	Factoring	Leasing	Other	Eliminations/	Consolidated
	Commercial[1]	Investment	Credit	Management				Adjustments	
ASSETS	**43,865,503**	**2,193,697**	**540,074**	**77,986**	**418,370**	**1,089,625**	**129,103**	**(9,791,728)**	**38,522,630**
Cash and deposits at Central Banks	2,008,116	160,503	12,352	10,147	37,700	6,266	5,925	(275,541)	1,965,468
Loans and advances to credit institutions	11,046,858	732,925	-	37,027	-	-	10,008	(7,938,631)	3,888,187
Loans and advances to customers	21,984,455	344,097	509,760	2,453	377,238	1,058,572	-	(12,496)	24,264,079
Securities	5,047,184	779,711	-	3,248	1,801	2,494	4,565	(483,122)	5,355,881
Tangible and Intangible Assets	576,190	13,598	8,966	3,596	520	6,545	7,460	3,577	620,452
Investments	1,589,958	37,364	331	9,351	-	1,735	65,347	(813,095)	890,991
Other assets	1,612,742	125,499	8,665	12,164	1,111	14,013	35,798	(272,420)	1,537,572
LIABILITIES	**41,403,748**	**1,987,877**	**499,228**	**36,104**	**399,732**	**1,046,394**	**41,379**	**(8,295,516)**	**37,118,946**
Amounts owed to credit institutions	11,414,835	1,186,625	444,994	707	342,589	874,101	11,191	(6,738,350)	7,536,692
Amounts owed to customers	17,404,039	205,703	-	-	1,508	215	19,115	(235,840)	17,394,740
Debt securities	8,800,305	304,675	-	-	22,500	122,000	-	(444,937)	8,804,543
Other liabilities	780,871	230,143	37,218	32,973	31,838	20,301	10,981	(205,887)	938,438
Provisions for liabilities and charges	323,997	4,859	8,016	2,417	1,297	10,777	92	34,249	385,704
Subordinated debt	2,637,640	49,880	9,000	-	-	19,000	-	(1,272,227)	1,443,293
Minority interests	42,061	5,992	-	7	-	-	-	567,476	615,536
SHAREHOLDERS' EQUITY	**2,461,755**	**205,820**	**40,846**	**41,882**	**18,638**	**43,231**	**87,724**	**(1,496,212)**	**1,403,684**
Share capital and reserves	2,258,313	195,707	29,876	34,567	15,240	39,140	87,471	(1,454,339)	1,205,975
Net income for the year	203,442	10,113	10,970	7,315	3,398	4,091	253	(41,873)	197,709



STATEMENT OF INCOME	2001								
	Banking		Consumer	Asset	Factoring	Leasing	Other	Eliminations/	Consolidated
	Commercial[1]	Investment	Credit	Management				Adjustments	
Net interest income	640,056	13,749	41,715	76	5,901	17,832	621	(1,314)	718,636
– Provision for loan losses	128,361	2,782	10,686	-	1,701	3,371	-	(1,650)	145,251
= Net interest income after provision for loan losses	**511,695**	**10,967**	**31,029**	**76**	**4,200**	**14,461**	**621**	**336**	**573,385**
+ Commissions	185,530	32,115	17,466	29,848	3,888	(368)	1,874	3,296	273,649
+ Other operating income	1,931	20,984	(962)	480	57	2,014	48,889	17,981	91,374
= Income from services	**187,461**	**53,099**	**16,504**	**30,328**	**3,945**	**1,646**	**50,763**	**21,277**	**365,023**
+ Income from securities	49,607	3,645	-	-	-	-	141	(43,500)	9,893
+ Income arising from the equity method of consolidation (net)	5,490	(3,182)	-	1,566	-	-	(1,378)	3,024	5,520
+ Net income arising from trading activity	99,870	15,608	-	(1,147)	1	40	(3)	1,585	115,954
– Provisions for losses on securities	25,937	2,429	-	-	-	-	-	-	28,366
– Goodwill depreciation	-	-	-	-	-	-	-	-	-
= Operating income before operating costs	**828,186**	**77,708**	**47,533**	**30,823**	**8,146**	**16,147**	**50,144**	**(17,278)**	**1,041,409**
Staff costs	238,147	27,813	7,080	6,467	1,549	3,400	36,065	-	320,521
Other admnistrative costs	219,646	27,158	19,998	6,429	1,528	5,008	12,619	(20,973)	271,413
Depreciation	109,486	5,121	3,661	7,086	202	890	2,234	(6,494)	122,186
– Operating costs	**567,279**	**60,092**	**30,739**	**19,982**	**3,279**	**9,298**	**50,918**	**(27,467)**	**714,120**
= Operating income	**260,907**	**17,616**	**16,794**	**10,841**	**4,867**	**6,849**	**(774)**	**10,189**	**327,289**
– Other provisions	28,268	685	-	1,091	(299)	124	1,504	(154)	31,219
+ Gains from sale of investments in subsidiary and associated companies	15	-	-	(80)	-	-	-	-	(65)
+ Other extraordinary income	(14,366)	(1,638)	948	963	(54)	59	2,732	-	(11,356)
= Net income before minority interests and taxes	**218,288**	**15,293**	**17,742**	**10,633**	**5,112**	**6,784**	**454**	**10,334**	**284,649**
– Taxes	19,590	4,273	6,772	3,311	1,714	2,693	201	-	38,554
– Minority Interests	(4,744)	907	-	7	-	-	-	52,216	48,386
= Net income for the year	**203,442**	**10,113**	**10,970**	**7,315**	**3,398**	**4,091**	**253**	**(41,873)**	**197,709**

[1] Commercial banking includes group companies set-up for issue of debt securities

The business activity and the main shareholders of the subsidiaries and associated companies of BES is analysed as follows:

> Commercial Banking

Banco Internacional de Crédito, S.A. (BIC) headquartered in Lisbon, was established in January, 1986. Currently it operates through its head office and a network of 121 branches. In addition it has a branch in the Madeira Free Zone, and an international branch in the Cayman Islands. BIC's business encompasses nearly all-banking areas, with special emphasis on mortgage credit and on high net worth individuals, as well as medium and large sized companies. In 1994, a subsidized credit program was launched in partnership with BES and Companhia de Seguros Tranquilidade, S.A.. BIC owns 100% of BIC International Bank, headquartered in the Cayman Islands, and is wholly owned by BES.

Banco Espírito Santo, S.A. (BESSA) is a commercial bank headquartered in Spain. It presently operates through a network of 32 branches. It is 100% owned by BES, of which 89.60% directly, with the remaining 10.40% indirectly through SPAINVEST, S.A., a wholly owned BES subsidiary, headquartered in Luxembourg. BESSA has stakes of 50% or more in the following entities



	Incorporated / Acquired in	Actual shareholding percentage		Headquartered	Corporate object
		BESSA	BES		
Espírito Santo Servicio, SA	1997	99.98%	99.98%	Spain	Insurance placement
Benito y Monjardín SVB, SA	2000	50.00%	100.00%	Spain	Brokerage house
Espírito Santo Activos Financieros, SA	2000	50.00%	92.50%	Spain	Asset management
Espírito Santo Pensiones, SGFP	2001	100.00%	100.00%	Spain	Pension fund management

Espírito Santo Bank, S.A. (ES Bank), with registered office in Miami, was set up in 1963, at the time controlled by ESFG. In 2000, aiming at further integration within the remaining financial units, this bank was incorporated into BES Group. BES is its largest shareholder with 98.45%. ES Bank business focuses on private banking, with particular emphasis on Latin American customers (Brazil and Venezuela).

Banco Espírito Santo do Oriente, S.A. (BES ORIENTE), headquartered in Macao, is a financial institution that started operations in 1996. It provides loans and carries out other banking-related activities. BES has a 99.75% interest in this institution, while various individual shareholders hold the remaining capital.

BEST - Banco Electrónico de Serviço Total, S.A., headquartered in Portugal is an on-line based bank specialized in asset management. It was established on 26 June 2001, as a result of a partnership between Banco Espírito Santo and Portugal Telecom (PT). BEST share capital, as at 31 December 2002 is euro 43,000 thousand (2001 - euro 32,422 thousand) and is 66% held by BES and the remaining by Portugal Telecom.

Banco Espírito Santo de Angola, SARL (BESA), headquartered in Angola, is a financial institution that began operations in 2001. It provides loans and carries out other banking-related activities. BES has a 99.96% interest in this institution, while various individual shareholders hold the remaining capital.

Banco Espírito Santo dos Açores, S.A. (BAC), is a commercial bank that began operations on 1 July 2002. It is the outcome of an integration of BES business units in the Azores and Caixa Económica da Misericórdia de Ponta Delgada. Besides BES that holds 59.98%, the remaining shareholders are Caixa Económica da Misericórdia and Bensaúde Participações SGPS, S.A., that hold 30% and 10%, respectively. Currently, it operates through a network of 12 branches located in the Azores.

BES Internacional, SGPS, SA (BES INT, SGPS) is a holding company fully owned by BES. As at 31 December 2002, it controlled 100% of Bank Espírito Santo International Limited (BESIL), headquartered in the Cayman Islands, which was therefore included in the consolidated financial statements by the purchase method. BESIL, previously held by ESFG, provides a diversified range of banking products and services.

Banque Espírito Santo et de la Vénétie, S.A. (BES VÉNÉTIE) headquartered in Paris, was established in 1927. Its main activity is the conduct of all business associated with commercial banking, both locally and internationally, with French medium-sized companies, as well as financial consulting services in acquisitions involving Portuguese companies and private Portuguese customers. During 2002, BES increased its holding from 21% to 40% of the capital of BES VÉNÉTIE. Besides BES, its shareholders include ESFG (41.99%) and Cardine Group (18%).



> Investment Banking

Banco Espírito Santo de Investimento, S.A. (BESI), with registered office in Lisbon, was created on 1 April 1993 through the conversion to banking status of Espírito Santo Sociedade de Investimentos, S.A.. It operates mainly as an investment bank and is fully owned by BES. In addition to its equity holdings already listed in the organizational chart of BES Group, BESI has stakes of over 50% in the following entities:

	Incorporated / Acquired in	Actual shareholding percentage		Headquartered	Corporate object
		BESI	BES		
Espírito Santo Securities, Inc	1998	100.0%	100.00%	USA	Purchase and sale of securities
ESSI Comunicações SGPS, SA	1998	100.0%	100.00%	Portugal	Management of equity holdings
Espírito Santo Investments PLC	1996	100.0%	100.00%	Ireland	Purchase and sale of securities
ESSI Investimentos SGPS, SA	1998	100.0%	100.00%	Portugal	Management of equity holdings
ESSI SGPS, SA	1997	100.0%	100.00%	Portugal	Management of equity holdings
Benito y Monjardín SVB, SA	2000	50.0%	100.00%	Spain	Management of investments
ESI Investimentos	1996	100.0%	100.00%	Brazil	Management of equity holdings
BES Investimento - Brasil	2000	80.0%	80.00%	Brazil	Investment bank

Moreover, BES Investimento (Brazil) has a stake of 100% in the share capital of BES Securities, a non-clearing broker dealer.

Espírito Santo PLC (ES PLC) is a non-bank finance company domiciled in Dublin, Ireland. It was set up in January 1999, with BES as its major shareholder.

Espírito Santo Dealer - Sociedade Financeira de Corretagem, S.A. (ES DEALER) is a brokerage house established in 1989. BES acquired a stake in this company in 1991, and now owns 57%, while BESI holds the remaining 43%.

GESFINC - Espírito Santo Estudos Financeiros e de Mercado de Capitais, S.A., was established in 1992. It provides underwriting and sector research. In addition to BES (35%) other shareholders include BESI (25%), ESAF SGPS (15%), ES DEALER (10%) and BIC (5%).

> Consumer Credit, Factoring and Leasing

CREDIFLASH - Sociedade Financeira para Aquisições a Crédito, S.A. is a consumer finance company (SFAC) established in 1991 specialized in credit card management. In addition to BES, that holds 90%, Besleasing Mobiliária has a 10% stake.

CREDIBOM - Sociedade Financeira para Aquisições a Crédito, S.A. is a consumer finance company (SFAC). It was established in 1995, but only started operations in 1996. It specializes in consumer credit. Besides BES, that holds 59.98%, Banque Sofinco has a stake of 40.00%.



EUROGES - Aquisição de Créditos a Curto Prazo, S.A. is a financial institution established in 1989 to engage in the factoring business. BES acquired a stake in the company in 1991, and is now its sole shareholder.

BESLEASING IMOBILIÁRIA - Sociedade de Locação Financeira, S.A., is headquartered in Lisbon. Its main activity is property finance leasing. BES (77.27%) and BIC (5.43%) are its main shareholders.

BESLEASING MOBILIÁRIA - Sociedade de Locação Financeira, S.A., is headquartered in Lisbon and its corporate purpose is equipment finance leasing. BES (78.29%) and BIC (5.43%) are its main shareholders.

> Asset Management

ESAF - Espírito Santo Activos Financeiros, SGPS, S.A. (ESAF SGPS) was established at the end of 1992. It is the holding company of BES Group asset management companies, real estate investment management, and pension fund management, as well as financial advisors, private wealth management and fund distribution companies. In addition to the Bank, whose current holding is 65%, its shareholders include BESI (15%), Crédit Agricole (10%), Companhia de Seguros Tranquilidade Vida, SA (5%), and BIC (5%). A full listing of ESAF SGPS subsidiaries is shown below:

	Incorporated / Acquired in	Actual shareholding percentage		Headquartered
		ESAF SGPS	BES	
Asset management companies - Securities funds				
Espírito Santo Fundos de Investimento Mobiliário, SA (ESAF FIM)	1987	100,0%	85.0%	Portugal
Espírito Santo International Management, SA (ESAF IM)	1995	99.8%	84.8%	Luxembourg
Asset management companies - Mortgage funds				
Espírito Santo Fundos de Investimento Imobiliário, SA (ESAF FII)	1992	100.0%	85.0%	Portugal
Asset management companies - Pension funds				
Espírito Santo Fundo de Pensões, SA (ESAF FP)	1989	100.0%	85.0%	Portugal
Advisory services companies				
Capital Mais - Assessoria Financeira, SA (CMAF)	1998	100.0%	85.0%	Portugal
Espírito Santo International Asset Management, Ltd.(ESIAM)	1998	49.0%	41.7%	British Virgin Islands
Espírito Santo Activos Financieros, SA	2000	50.0%	92.5%	Spain
Discretionary management companies				
Espírito Santo Gestão de Patrimónios, SA (ESGP)	1987	100.0%	85.0%	Portugal
Holding companies				
ESAF - Holding GMBH	1997	100.0%	85.0%	Austria
ESAF - Espírito Santo Participações Internacionais, SGPS, SA	1997	100.0%	85.0%	Madeira
Asset management companies - Other funds				
ESAF - Capital Management, Ltd	1997	100.0%	85.0%	Northen Ireland
Distribution companies				
ESAF - International Distributors, Ltd	1997	100.0%	85.0%	Island of Man
ESAF - International Distributors Associates, Ltd	2001	100.0%	85.0%	British Virgin Islands



As at 31 December 2002, assets under management of companies of the ESAF SGPS Sub-Group amounted to euro 9,056 million (31 December 2001 - euro 8,506 million).

Espírito Santo Financial Consultants, SA (ESF Consultants) was set up in 1999. Its main activity is asset management and BES is its major shareholder with 92.83%.

> Other Operating Business Units

ES Capital - Sociedade de Capital de Risco, S.A. (ES CAPITAL) is a venture capital company, which was acquired by BES in 1996. BES holds 79.28%. Other shareholders include BESI with 12.28% and BIC with 8.19%.

BES.COM SGPS, SA (BES.COM) was set up in June 2000 to act as the operating holding company of all BES Group interests in the Internet. This company aims to take advantage of emerging opportunities in the "New Economy". BES.COM share capital of euro 50 million is entirely held by BES. The main entities within the Sub-Group BES.COM are as follows:

	Incorporated / Acquired in	Actual shareholding percentage		Headquartered	Corporate object
		BES.COM	BES		
BES.COM - Desenvolvimento Empresarial e Serv. de Gestão, SA	2000	100.0%	100,0%	Portugal	Advisory services
Clarity Incentive Sistems, INC	2000	31.9%	31.9%	USA	Payment solutions development
SGPICE soc. de Serviços de Gestão de portais na internet e Consultoria de empresas, SA	2001	33.3%	33.3%	Portugal	Management of internet portals
Quadriga - Telemática e Comunicações, SA	2000	46.5%	46.5%	Portugal	Software development

JAMPUR - Trading Internacional, Lda (JAMPUR), activities comprises the provision of development and support services to international companies. BES and BESI hold it, with stakes of 75% and 25% respectively. As at 31 December 2002, Jampur owned 100% of GESPAR S/C LTDA (GESPAR), headquartered in Brazil. This company is a holding company that was consolidated in Jampur by the purchase method.

Quinta dos Cónegos - Sociedade Imobiliária, S.A. (Quinta dos Cónegos) whose corporate object is real estate, as well as other related activities. BES Group acquired the majority of its share capital in May 1997, and currently the main shareholders include BES (51%), Besleasing Mobiliária (15%), BIC (14.9%), Companhia de Seguros Tranquilidade - Vida, SA (19%) and FINGES, SA (0.1%).



ES Interaction - Sistemas de Informação Interactiva, S.A. (ES INTERACTION) was established in December 2000 with the purpose of designing, developing and marketing interactive information systems, as well as providing services in the following areas: advisory, training, project management, development, implementation and support of information and communication systems. In addition to BES, which holds 20%, other shareholders include BES.COM (30%), ESDATA (30%), BIC (10%) and ES Contact Center (10%).

Interatlântico, S.A., (IASA) is headquartered in Brazil, and by the end of 2001 its sole shareholder was BES. During 2002, the restructuring process of IASA was concluded. As a result, BES concentrated its stake in Banco Bradesco SA (3.29%), and disposed of its 81% stake capital in IASA. Currently, BES holds 19% of the voting rights in IASA and 12,4% of the economic interest (see Note 9).

> Companies Acting as Financing Vehicles

Espírito Santo Overseas, Ltd (ESOL), headquartered in the Cayman Islands, was established in October 1993 with a share capital of US$ 1,000, represented by 1,000 common shares, of US$ 1 each, fully owned by BES. Until 31 December 2002, and to fulfil the purpose for which it had been set up, ESOL had issued in the United States, 10 million non-voting preference shares, guaranteed by BES, in the amount of US$ 250 million. These preference shares were fully subscribed and paid by third parties (see Note 22). Hence, although BES holds 100% of ESOL's voting rights, it has only a stake of 0.0004%.

Banco Espírito Santo North America Capital Corporation (BESNAC), wholly owned by BES, is a US corporation established in 1990 with the purpose of issuing commercial paper.

BES Overseas, Ltd (BESOL), headquartered in the Cayman Islands, was established in September 1996 with a share capital of US$ 1,000 represented by 1,000 common shares, US$ 1 each, wholly owned by BES. In November 1996, in accordance with the purpose for which it had been set up, BESOL issued in the UK, 10 million non-voting preference shares, guaranteed by BES, in the amount of US$ 250 million, which were fully subscribed and paid by third parties (see Note 22). Hence although BES holds 100% of BESOL's voting rights, it only holds 0.0004% of the equity.

BES FINANCE, Ltd, headquartered in the Cayman Islands, was founded in 1997, with a share capital of US$ 50,000 represented by 50,000 common shares of US$ 1 each. During 2002, the share capital was increased by 100,000 euros with the issuance of 100,000 common shares with a face value of 1 euro. Simultaneously, the 50,000 common shares outstanding with a face value of US$ 1 were cancelled. The share capital was fully subscribed by BES. In February 1997, the company issued an Offering Circular, announcing that in accordance with the Euro Medium Term Notes Programme, it would issue bonds up to a total amount of euro 7,000 million. These bonds may be issued in any currency, with the unconditional guarantee of BES. As at 31 December 2002, total issues outstanding amounted to euro 5,266 million, and are described in detail in Notes 17 and 21.



> Ancillary Service and Outsourcing Companies

Espírito Santo Data SGPS, S.A. (ESDATA), is a holding company whose investments are concentrated in companies specialized in the conception, development and marketing of integrated software systems. Besides BES, that holds 34.71% other shareholders include Companhia de Seguros Tranquilidade Vida, SA (27.05%), GESTRES (23.94%), and BIC (14.29%). ESDATA holds the following investments:

	Incorporated / Acquired in	Actual shareholding percentage		Headquartered	Consolidation method
		ESDATA	GRUPO BES		
Espirito Santo Inovation, SA	2002	100.0%	100.00%	Portugal	Purchase
OBLOG Software, SA	1993	66.3%	32.50%	Portugal	Equity
ES Interaction, SA	2000	30.0%	82.35%	Portugal	Purchase

ESGEST - Espírito Santo Gestão de Instalações, Aprovisionamento e Comunicações, S.A., was established at the end of 1995 and is wholly owned by BES. Its main business is the extension of company store services, fleet management, property management and maintenance, communications and other related activities.

ESUMÉDICA - Prestação de Cuidados Médicos, S.A., provides medical care in the work place. The Bank (with a holding of 24.84%) and Companhia de Seguros Tranquilidade Vida, S.A. (with 75%) are its main shareholders.

CÊNTIMO - Sociedade de Serviços, Lda, provides securities custody and management services. Its main shareholders are BES (55%), BIC (40%) and BESI (5%).

Espírito Santo Cobranças, S.A. (ES COBRANÇAS) was established in 1998 and specializes in debt-collection. Besides BES (46.88%), other shareholders include BIC (18.75%), Crediflash (18.75%), Credibom (9.38%) and Besleasing Imobiliária (6.25%).

Espírito Santo Representações (ES REPRESENT.) headquartered in São Paulo (Brazil), was purchased by the Bank in 1996, being almost wholly owned (99.99%). Its main purpose is the representation of BES in Brazil.

Espírito Santo e Comercial de Lisboa, Inc (ESCLINC), was wholly acquired by BES in 1997 and is headquartered in Newark, New Jersey. Its main business is to represent BES in its local market.



FIDUPRIVATE - Sociedade de Serviços, Consultadoria, Administração de Empresas, S.A. was established in July 1994 for the purpose of providing consulting services and is headquartered in the Madeira Free Zone. Its main shareholders are BES (24.76%) and Companhia de Seguros Tranquilidade Vida, SA (75%).

Société Civile Immobilière du 45 Avenue Georges Mandel (SCI GEORGES MANDEL), was established in February 1995 and is headquartered in Paris. It engages in the acquisition, construction, and management of real estate. BES (22.5%) and BES Vénétie (77.5%) are its main shareholders.

Espírito Santo Prestação de Serviços, ACE (ES ACE), is a shared services group company that was established in 1998. The purpose of this company is to provide information technology services, supplies, and conservation and maintenance of chattels, equipment and buildings to its member companies (BES, BIC, BESI, BEST and BAC).

Espírito Santo Contact Center, Gestão de Call Centers, S.A. (ES CONTACT CENTER) was set up in June 2000. This company dedicates exclusively to manage call centers that support the telephone banking activity of its associates. Its main shareholders are BES (26.25%), BES.COM (41.67%), Companhia de Seguros Tranquilidade Vida (20.42%), BIC (5.83%) and Crediflash (2.92%).

ESEGUR - Espírito Santo Segurança, S.A. (ESEGUR), was incorporated in 1994 and its main activity is to provide private security services. As at 31 December 2002, the shareholders of ESEGUR were CGD (40%), BES (29%), CTT - Correios de Portugal, SA (20%) and GESTRES - Gestão Estratégica Espírito Santo, SA (11%).

Portline, Transportes Marítimos Internacionais, S.A. (Portline) was incorporated in October 1984, and its main activity is the international naval transport. Portline's main shareholders are Credicapital - Sociedade Gestora de Participações Sociais, SA (66.67%), BESI (12.62%), BIC (12.43%) and BES (8.28%).

> Insurance

EUROP ASSISTANCE - Companhia Portuguesa de Seguros de Assistência, S.A., was established in 1993 and it provides domestic assistance. Its main shareholders are BES (23%) and Companhia de Seguros Tranquilidade Vida (24%).

Espírito Santo, Companhia de Seguros, S.A. (ES SEGUROS) began operations in 1996, with the purpose of providing property insurance to BES Group customers. BES has a 40% stake in the company, BESPAR 35% and Companhia de Seguros Tranquilidade, S.A. 24.99%.

The following table presents the more significant financial data, extracted from BES subsidiaries' financial statements analysed above with reference to 31 December 2002 and 2001, after the reclassification and adjustments made for the purpose of preparing the consolidated financial statements:



Subsidiaries		Total Assets 2002	Total Assets 2001	Total Liabilities 2002	Total Liabilities 2001	Shareholders' Equity 2002	Shareholders' Equity 2001	Revenues 2002	Revenues 2001	Net income 2002	Net income 2001
BIC	a)	7,974,302	8,157,564	7,702,053	7,900,276	272,249	257,288	644,488	608,350	49,640	51,993
BESI	a)	869,950	850,503	713,428	688,063	156,522	162,440	751,014	405,873	2,764	2,088
BESSA	a)	2,981,194	2,355,586	2,951,415	2,262,084	29,779	93,502	348,052	374,756	2,105	(1,724)
SPAINVEST		18,209	18,941	-	-	18,209	18,941	-	-	(51)	-
BES ORIENTE		118,845	171,645	92,236	141,595	26,609	30,050	10,073	16,639	1,358	162
BESLEASING IMOBILIÁRIA		566,637	462,459	547,098	445,337	19,539	17,122	29,609	26,646	4,197	3,002
BESLEASING MOBILIÁRIA		387,810	627,166	361,106	601,057	26,704	26,109	30,768	44,750	931	1,089
CREDIFLASH		124,639	122,177	108,901	107,910	15,738	14,267	41,977	37,012	4,032	2,841
CREDIBOM		471,848	417,897	442,226	391,318	29,622	26,579	95,283	79,348	9,120	8,129
ESAF SGPS	a)	60,265	60,067	31,485	28,188	28,780	31,879	47,099	45,351	7,741	11,261
ESDATA		10,576	11,623	1,681	2,862	8,895	8,761	7,358	9,123	204	200
ESGEST		245	274	50	89	195	185	525	632	1	7
CÊNTIMO		423	388	123	106	300	282	368	357	18	8
BEST		186,908	149,442	157,961	120,394	28,947	29,048	6,821	2,117	(10,679)	(3,374)
GESFINC		166	227	9	18	157	209	113	6	(52)	(122)
ES REPRESENT.		140	105	134	96	6	9	281	409	1	(1)
ESCLINC		995	1,253	-	2	995	1,251	644	745	65	48
ESOL		251,126	285,884	12,151	1,802	238,975	284,082	25,062	30,711	240	177
BESNAC		1,043	1,237	962	1,144	81	93	72	2,732	2	4
BESOL		239,986	285,729	1,046	1,463	238,940	284,266	9,159	28,585	50	11
ES ACE		4,544	2,296	4,544	2,296	-	-	30,367	14,312	-	-
ES COBRANÇAS		11,515	9,297	10,714	7,834	801	1,463	5,109	4,615	-	663
BES FINANCE		5,397,722	5,162,375	5,397,099	5,161,864	623	511	211,593	210,851	168	152
EUROGES		468,865	418,370	446,950	399,732	21,915	18,638	30,674	28,491	4,839	3,398
ES DEALER		119,663	33,755	113,319	27,286	6,344	6,469	9,495	14,614	(125)	(1,353)
ES CAPITAL		38,849	37,255	6,539	6,122	32,310	31,133	4,773	4,585	2,926	2,164
ES PLC		214,470	535,721	209,248	519,942	5,222	15,779	67,667	52,647	3,442	15,554
BES.COM	a)	59,842	59,161	25,944	18,777	33,898	40,384	2,831	7,723	(3,538)	(2,509)
ES BANK	a)	497,068	465,992	463,729	425,603	33,339	40,389	25,168	33,503	1,640	4,863
ES CONTACT CENTER		5,079	5,998	2,442	2,457	2,637	3,541	8,218	9,447	(905)	52
ES INTERACTION		1,367	1,089	667	535	700	554	2,597	2,246	176	54
BES ANGOLA		67,232	11,347	58,803	-	8,429	11,347	5,985	-	1,062	-
ES FINANCIAL CONSULTANTS		2,528	1,722	481	301	2,047	1,421	2,384	2,072	(373)	(386)
BES AÇORES	b)	205,291	-	179,959	-	25,332	-	7,689	-	1,151	-
BES INTERNATIONAL, SGPS	a) b)	157,714	-	82,714	-	75,000	-	-	-	-	
JAMPUR	a) b)	101,499	-	116,800	-	(15,301)	-		-	-	-
QUINTA DOS CÓNEGOS	b)	4,362	-	1,672	-	2,690	-		-	-	-
Total contribution by subsidiaries		21,622,917	20,724,545	20,245,689	19,266,553	1,377,228	1,457,992	2,463,316	2,099,248	82,150	98,451
Total contribution by associated companies		-	-	-	-	1,121	4,334	77	5,520	77	5,520
Contribution by BES		29,415,826	27,589,834	27,414,542	26,147,921	2,001,284	1,441,913	4,538,845	5,653,172	129,374	141,140
Eliminations / other adjustments		(9,804,920)	(9,791,749)	(8,962,124)	(8,911,064)	(1,378,153)	(1,500,555)	(614,063)	(631,364)	43,156	984
Total Consolidated before minority interests		41,233,823	38,522,630	38,698,107	36,503,410	2,001,480	1,403,684	6,388,175	7,126,576	254,757	246,095
Total Minority interests		-	-	534,236	615,536	-	-	-	-	(32,296) c)	(48,386) c)
Total Consolidated		41,233,823	38,522,630	39,232,343	37,118,946	2,001,480	1,403,684	6,388,175	7,126,576	222,461	197,709

a) Consolidated data of the referred companies. BES.COM's data does not include BEST.
b) Companies included in the consolidated financial statements in 2002 (acquisition/incorporation or change in consolidation method).
c) Includes the dividend paid by BES Group on preference shares (see Note 22).

Note 3 > Basis of Presentation, Principles of Consolidation and Significant Accounting Policies

3.1 Basis of presentation

The individual and consolidated financial statements of the Bank herein presented are reported with reference to 31 December 2002 and 2001 and were prepared in accordance with the accounting principles established in the Portuguese Plan of Accounts for the Banking Sector, and other instructions issued by the Bank of Portugal by virtue of the powers conferred on it by Decree-Law no. 91/90, 17 March.

The financial statements of the international and overseas branches are consolidated at the Bank's level. All balances and transactions between head office and branches were eliminated in the process of consolidation of the respective financial statements and were converted into Euros, at the spot exchange rates as at 31 December 2002 and 2001.

3.2 Principles of consolidation

The consolidated financial statements reflect the assets, liabilities and results of BES and of its subsidiaries, as well as its share in the results of associated companies, for the years ended 31 December 2002 and 2001. These consolidated financial statements were prepared in accordance with the Decree-Law no. 36/92 of 28 March.



The financial statements of subsidiaries and associated companies with headquarters abroad were prepared under the respective statutory accounting records, in accordance with local regulations. For that reason, when considered material, appropriate adjustments were made to the financial statements of the consolidated entities in order to apply consistent accounting principles with those of the parent company.

Subsidiary companies and all holdings where control is exercised by the Bank (see Note 2) were consolidated under the purchase method. Major intercompany balances and transactions, including corresponding costs and revenues, were eliminated in the consolidation process. The amounts that correspond to the investment of third parties in subsidiary companies are shown under minority interests (see Note 22). In the consolidated financial statements, the Bank's investment in subsidiaries excluded from consolidation under the purchase method, with reference to Decree-Law no. 36/92, due to the dissimilarity of its activities and investments in associated companies were accounted for under the equity method, with their value equal to the attributable share of capital, reserves and retained earnings of these companies.

The financial statements of subsidiary and associated companies that are expressed in foreign currencies were translated into Euros at the spot exchange rates as at 31 December 2002 and 2001. As at 31 December 2002 exchange rate differences arising from the application of year-end exchange rates for the conversion to Euros of the opening balance net assets of foreign subsidiaries and associated companies are accounted for in reserves.

Until 31 December 2001 these exchange rate differences were accounted for in Prepayments and accrued income - Fluctuations in investments (see Note 9 and 14).

Positive and negative differences, calculated at the acquisition date or at the date of the first consolidation, between the cost of the investment and the corresponding share of the fair value of the net assets acquired are offset against reserves and retained earnings (Goodwill and Capital Reserve).

As at 31 December 2002 the accumulated amount of Goodwill written-off against Reserves and Retained earnings, net of the amount of Capital Reserve, amounted to euro 253,377 thousand (see Note 23), of which, euro 34,261 thousand are related to the acquisitions or first consolidations in 2002.

Holdings in companies not included in the consolidation scope of BES Group, due to the fact that they are neither subsidiaries nor associated companies, are accounted in accordance with the accounting policy defined in Note 3.3 e).

3.3 Significant accounting policies



a) Recognition of income and expenses

The Bank and its subsidiaries follow the accrual principle in preparing their financial statements, specifically with reference to interest income and interest expense, which are recognized when earned or incurred, irrespective of the time of collection or payment. However, where loans are more than 30 days overdue (or 90 days when collateralised), or, although not overdue, there is reasonable doubt of collectibility, the Bank and its subsidiaries cease to accrue interest, which is only recognized when and if received.

b) Foreign exchange transactions

Currency transactions are recorded in accordance with multi-currency principles, each transaction being recorded exclusively as a function of the respective currency. This method requires that all foreign currency balances, except for notes and coins, to be translated into Euros at the spot reference rate of exchange published by Bank of Portugal.

Spot and forward foreign currency purchases and sales are immediately recorded in the exchange position on date of closing. Whenever changes in the net balances in the various currencies arise from these transactions, entries are made in the spot and forward exchange accounts in accordance with the following revaluation criteria:

Spot exchange position

The spot exchange position in each currency is the net balance of assets and liabilities in that currency, excluding the spot exchange position that is covered by forward operations, plus spot operations awaiting settlement and forward operations falling due within the following two business days. The spot position is revalued daily, based on the reference rates of the day as announced by the Bank of Portugal, being the exchange differences accounted for as gains or losses in the statement of income.

Forward exchange position

The forward exchange position in each currency represents the net balance of forward operations awaiting settlement, which are not intended to cover the spot position, except those that mature within the following two business days. All such exchange contracts (currency forwards) are revalued at forward market exchange rates, or in the absence of these, on the basis of interest rates applicable to the remaining life of each operation. The differences between the Euro equivalents at the contracted rates represent the income or expense arising from revaluation of the forward position, and are recognised in the statement of income.

c) Derivative financial instruments



The Bank classifies derivative financial instruments according to whether they are contracted for trading purposes or purposes other than trading (hedging). Derivative instruments used for hedging risks inherent in trading operations are classified as trading operations.

The derivative instruments used for hedging purposes, identified as such in a contract at the outset, are intended for eliminating or substantially reducing exposure to market risk, or to modify risk profiles in exposures to interest rate changes inherent in certain assets, liabilities, cash flows or off-balance-sheet items.

Derivative financial instruments are classified as hedging instruments if they comply, cumulatively, with the following conditions:

- the position to be hedged is clearly identified and exposes the Bank to the risk of losses arising from potential changes in interest rates, prices and credit risk that certain assets, liabilities, off-balance sheet items and cash-flows might be exposed to;

- are specifically classified as hedging in the Bank's internal documentation;

• that changes in value in the derivative financial instrument are correlated with changes in opposite direction in the position to be hedged, such that the hedging instrument is efficient, eliminating or reducing considerably the risk of a loss in the hedged position, from the beginning of the contract until maturity.

If a derivative instrument classified as hedge is sold or abandoned before its maturity, the realized gain or loss is immediately recognised in the statement of income. If the hedged item is sold or abandoned, or the hedge ceases to be effective, the corresponding derivative instrument is immediately reclassified as a trading instrument.

Results obtained from hedging contracts are accounted for in accordance with the same principle followed to the results with the opposite sign of the hedged items.

Derivate financial instruments that do not comply with the above-mentioned conditions are accounted for, as trading positions.

Gains or losses in derivative financial instruments are accounted for, as described for each type of instrument:

Currency Swaps



Currency swaps and operations involving coverage of spot positions by forward operations, designed to eliminate or substantially reduce risk inherent in assets and liabilities (hedging operations) are not taken into account in the revaluation of spot and forward positions. Premiums and discounts on these operations are amortized up to their maturity, as an offset to costs or income.

IRS, CIRS, Equity Swaps, Credit Default Swaps e FRA

Interest rate swaps, currency and interest rate swaps, equity swaps, credit default swaps and forward rate agreements are recorded under the off-balance-sheet headings at their notional value up to maturity, and are classified as either trading or hedging instruments.

Trading operations, including those initially classified as hedging and subsequently transferred to the trading portfolio as they ceased to comply with the requirements for their classification as such, are marked to market and gains and/or losses resulting from these operations are recognized as costs or revenues for the period.

Hedging operations are valued and recognized as revenues/costs in accordance with the criterion applicable to the hedged assets or liabilities.

Futures

Trading positions in future contracts traded in organized markets are recorded in the off-balance-sheet accounts at their notional value and are marked to market. Realized and unrealized gains and losses (the gain or loss that arises on closing out the position) are recorded in the statement of income for the period.

Currency Options, Interest Rate Options, Equity Options, Swaptions and Interest Rate Caps and Floors

• Options traded in organized markets
Currency options, interest rate options and equity options are recorded under the off-balance-sheet headings at their notional value up to maturity. These contracts are marked to market and realized and unrealised gains and losses derived from their daily revaluation are recorded in the statement of income for the period.

• Options traded in Over the Counter (OTC) markets
Currency options, interest rate options, equity options and swaptions, as well as interest rate caps and floors are recorded under the off-balance-sheet headings at their notional value up to maturity.

Premiums on options are recorded under Accruals and Deferred income, up to the time of the exercise, sale, or abandonment of the option, when they are recorded in the statement of income. These contracts are valued under an appropriate prudent valuation being recorded in the statement of income the potential gain or loss determined based on its market value.



Hedging option contracts are valued and recognized as income/costs in accordance with the criterion applicable to the assets or liabilities covered.

d) Bonds, Shares, and Other Fixed and Variable-income Securities and Treasury Stock

Trading securities

Trading securities are those purchased for resale within a maximum period of six months (see Note 8).

Bonds and other fixed-income securities are marked to market, plus accrued and uncollected interest. Unquoted bonds are valued at the lower of cost or estimated value on realization, plus accrued interest, calculated at the nominal interest rate. Differences in valuation and interest are accounted for as income or expenses of the period.

Shares and other variable-income securities are marked to market, or if unquoted, at the lower of cost or presumed market value. Gains or losses in shares that feature in the indices of the Euronext Lisbon or in shares traded on other stock exchanges with adequate liquidity are recognised directly in the statement of income. Gains or losses in other securities are deferred in the balance sheet, with full provisions against potential losses charged to earnings.

Investment securities

Investment securities are those purchased for resale, but usually held for more than six months (see Note 8), or that although intended to be held to maturity, do not meet the requirements for such classification.

Bonds and other fixed-income securities are shown at amortized cost. The difference between cost and par, representing the premium or discount at time of purchase, is amortized over the remaining life, and recorded in the statement of income. Accrued interest is recognized as income and shown under Prepayments and accrued income.

Unrealised losses resulting from the difference between cost and market value, or if unquoted, between cost and presumed realizable value, is fully provided and charged to earnings. The value of securities with automatic capitalization of interest includes their respective accruals of interest.



Shares and other variable-income securities are recorded at cost. Unrealised losses resulting from the differences between cost and market value, or if unquoted, between cost and the estimated realizable value, is fully provided against earnings.
Shares transferred from shares and other variable income securities caption to the investments caption are recorded at book value.

Bonds overdue

Potential losses with bonds overdue are provided in accordance with the criterion for credit overdue without collateral, set forth in Regulation no. 3/95, of 30 June of Bank of Portugal (see Notes 8 and 20).

Treasury stock

Treasury stock is registered in the respective balance sheet heading (assets), as trading securities at market value. Capital gains or losses are recorded directly to the statement of income.

e) Equity holdings and shares in associated companies

Foreign exchange differences resulting from converting into Euros the cost of investments not consolidated that are expressed in foreign currencies (at the year-end exchange rate) are shown in the balance-sheet under Prepayments and Accrued income - Fluctuations in investments, as determined in the Plan of Accounts for the Banking Sector.

Equity holdings in subsidiary companies

Included in BES financial statements (individual basis), under the caption Investments in subsidiaries are equity holdings in companies over which the Bank exercises a controlling position, in relation to which there is an objective of maintaining the investment given the company's activity, i.e., subsidiary companies (see Notes 2 and 10). These equity holdings that are consolidated by the purchase method, as defined in Notes 2 and 3.2, or that are consolidated through the equity method (when the activity is dissimilar) are shown in the individual financial statements at cost.

Investments

Shown under Investments are:

(i) Equity holdings of less than 50% and greater than or equal to 20%, in companies where the Bank does not exercise control, but which are of a long-term nature and are held as a result of strategic relationship with the Bank's activities and the Bank has a significant influence. These holdings are treated as associated companies (see Notes 2 and 9) and are shown in BES's individual financial statements at cost, and are consolidated by the equity method;



(ii) Other investments (see Note 9) that represent:
- holdings of a strategic and long-term, although the percentage of equity held is below 20%;
- holdings in companies in which the percentage held exceeds 20%, but where the Group does not have significant influence.

BES does not consolidate these holdings, which are recorded at cost net of the provisions made under Regulations no. 3/95 and no. 4/2002 of the Bank of Portugal.

Regulation no. 4/2002, effective from 30 June 2002, establishes the following rules for the provision of equity holdings:

- The set-up of provisions is required whenever the potential losses in equity holdings are higher than 15% of the acquisition cost. The amount of provision corresponds to 40% of the unrealized losses that exceeds 15% of the acquisition cost.

- For the equity holdings, existing as at 31 December 2001, a transition rule was established that allow the provision for the unrealized losses (40% of the unrealized losses that exceeds 15% of the acquisition cost) to be set up according to the following rule:

- Financial and insurance companies: 10% each year during 10 years.

- Non-financial companies: 25% each year for the first three years, 15% in fourth year and 10% in fifth year.

Increases in unrealized losses that occur after 30 June 2002, during the transition period, related to the equity holdings existing as at 31 December 2001, will be absorbed during this period.

Decreases in the unrealized losses after 30 June 2002, that occur during the transition period, with reference to the equity holdings as at 31 December 2001, cannot result in a reduction in the levels of provisions set up in the transition period, except if the value of the provision set up exceeds what would be necessary if the transition rules were not applied.

Unrealized losses provided for in 2002 for equity holdings held as at 31 December 2001 were, in accordance with Regulation no. 4/2002, recognized against Reserves.



The impact of the implementation of Regulation no. 4/2002 by BES, is disclosed in Note 9.

f) Provisions for loan losses and country risk

Provisions for loan losses and country risk set up by the Bank and its subsidiaries in the financial sector headquartered in Portugal, were determined in conformity with the Bank of Portugal Regulation no. 3/95, and Instruction no. 94/96, and include:

(i) a specific provision for overdue loans and interest, presented as a deduction from Other loans and advances to credit institutions, Other loans to credit institutions and Loans and advances to customers and is calculated at rates varying between 1% and 100% on overdue loans and interest, according to risk classification and whether secured or unsecured with collaterals (see Notes 6, 7, and 20);

(ii) a specific provision for doubtful loans, shown as a deduction from Loans and advances to customers, at a percentage no less than 50% of the average coverage provision of non-performing loans, applied to the outstanding instalments of loans to any single customer, where it is ascertained that the overdue instalments of principal and interest exceed 25% of principal outstanding plus overdue interest.

(iii) a general provision for credit risks, presented as liabilities under Provisions for liabilities and charges - other provisions, corresponding to a minimum of 1% of total performing loans, including acceptances, guarantees, and others instruments, except for consumer loans, where the provisioning rate is at least 1.5% of such loans (see Note 20); and

(iv) a specific provision for country risk shown as a deduction to Other loans and advances to credit institutions, Loans and advances to customers, Bonds and other fixed income securities and Other debtors (see Notes 6, 7, 8, 13 and 20). As regards subsidiaries located abroad, provisions for country risk are calculated based on the legislation of each country where these subsidiaries are located.

As at 31 December 2002 the total provisions for credit risk and country risk for the Bank and for the Group, was euro 479,018 thousand (31 December 2001 - euro 389,372 thousand), and euro 742,185 thousand (31 December 2001 - euro 610,226 thousand), respectively; this level of provisions is believed to be sufficient, by the Board of Directors, to cover credit risks and country risks identified as of this dated based on the economic and commercial analysis performed.

g) Tangible assets

The Bank's premises and equipment purchased from 1998 onwards, premises under construction, and all premises in use by branches and subsidiaries are valued at cost.



In 1998, and in accordance with Decree-Law no. 31/98 of 12 February, BES and BIC revalued all their tangible assets in use as at the revaluation date whose estimated remaining useful life was more than 5 years, as at that date.

Depreciation is calculated by the straight-line method, on a duodecimal basis on historic or revalued cost, at annual rates permitted for tax purposes, according to the periods shown below, which are not believed to differ materially from the assets' estimated useful lives.

	Number of years
Lands and buildings	50
Improvements in leased property	10
Equipment	5
Furniture	4 to 10
Office equipment	4 to 10
Computer equipment	4 to 5
Fixtures	5 to 12
Motor vehicles	4
Security equipment	4 to 10
Other equipment	5

A percentage equal to 40% of the increase in depreciation resulting from revaluations recorded by the Bank is not accepted as a tax-deductible expense.

h) Intangible assets

Branch installation expenses, electronic data-processing system expenses, capital increases, and preferred stock issuance expenses are amortized on a duodecimal basis over three years from the financial year in which they are incurred, by the straight-line method (see Note 11).

i) Provisions for other assets

On 31 December 2002, complying with Article 11 of Bank of Portugal Regulation no. 3/95, the Bank and the Group set up provisions in the amount of euro 3,236 thousand (31 December 2001 - euro 1,220 thousand) and euro 9,374 thousand (31 December 2001 - euro 6,908 thousand), respectively, to cover potential losses determined by the difference between the book value of assets arising out of recovered loans, included under Other debtors, and the expected selling price of those assets, less anticipated selling expenses (see Note 13). These properties are not subject to depreciation.

j) Pension plans



In light of the liabilities assumed by the Bank and its subsidiaries within the framework as stipulated in the ACTV "Acordo Colectivo de Trabalho Vertical" for the Banking Sector, Pension funds (ACTV Pension Funds) designed to cover retirement benefits on account of age, including widows and orphans benefits and disability were set up for the entire work force.

In 1998 the Bank and the Group's subsidiaries decided to set up an autonomous open-end pension fund - the Fundo de Pensões Aberto GES - to cover complementary pension benefits of employees and pensioners.

Both funds, "Fundos de Pensões ACTV" and "Fundo de Pensões Aberto GES" are managed by ESAF - Espírito Santo Fundos de Pensões, S.A., a Bank subsidiary, as mentioned in Note 2.

In accordance with Regulation no. 12/2001 of the Bank of Portugal, effective from 31 December 2001, the projected benefit obligation is determined using the projected unit credit method, and following the actuarial and financial assumptions in compliance with those required by the Bank of Portugal, as described in Note 24.

In accordance with the referred Regulation, the annual pension expense that includes service cost, interest cost and the expected return on plan assets is recognized in the profit and loss account.

The actuarial gains and losses determined annually, arising from differences between the actuarial and financial assumptions used and real values obtained are recognized as an asset or liability and its accumulated value is recognised in the profit and loss account using the corridor method.

This method establishes that the actuarial gains and losses accumulated at the beginning of the year that exceed the greater of 10% of the pension liabilities or the fair value of plan assets, as at the beginning of the year, are recognised under Prepayments and Accrued income - Deferred costs (pensions) and charged to the profit and loss account over a ten year period. The actuarial gains and losses accumulated at the beginning of the year that are within the above mentioned limit, are accounted for under the corridor method as Fluctuations (pensions) and are not subject to amortization.

In accordance with Regulation no. 12/2001, the expenses with pre-retirements incurred in 2002 are accounted for as an asset and amortized over 10 years. On 23 May 2001 the Bank of Portugal, through its Circular Letter n° 12/01/DSBDR, allowed the costs with pre-retirements liabilities to be recorded against retained earnings. In 2001, the Bank requested the authorization of the Bank of Portugal, which was granted, to recognize these costs, in the amount of euro 66.8 millions, against the share premium balance.

The amortization of the shortfall calculated as at 31 December 1994, regarding employees with estimated retirement date after 31 December 1997, is being charged against the profit and loss account, on a systematic basis during their expected service years. Annually, extraordinary charges (anticipation charges) are made as a result of the reduction of the population covered by this scheme.



The Bank and its subsidiaries make payments to the fund in order to maintain its solvency and to comply with the minimum levels required by the Bank of Portugal, which based on Regulation no. 12/2001 are the following:

- the liability with pensioners shall be totally funded at the end of each year;
- the liability with employees in service shall be funded at a minimum level of 95%.

k) Income taxes

The Bank and its subsidiaries headquartered in Portugal are subject to the tax regime considered in the Corporate Income Tax Code (IRC). However, the financial branches in the Madeira Free Zone (BES and BIC) will enjoy exemption of IRC up to 31 December 2011, based on article 41 of the Tax Benefit Statute, as stated in Decree-Law no. 84/93, 18 March.

Subsidiaries headquartered abroad are subject to taxation in accordance with local tax regulations.

Where there are substantial differences between accounting and taxable earnings, the respective deferred taxes are recorded.

l) Finance lease

As lessee

Finance lease contracts are recorded at the inception date, under Tangible assets and Other liabilities, at the cost of asset leased, which is equal to the present value of outstanding lease instalments. The tangible asset is depreciated as described in Note 3.3 g).

Instalments comprise (i) an interest charge, and (ii) amortization of principal, which is deducted from Other liabilities. Financial charges are recognized as costs over the lease period, in order to produce a constant periodic rate of interest on the remaining balance of liability for each financial year.

As lessor

Assets leased out are recorded in the balance sheet as loans granted, for the amount equal to the net investment made in the leased assets.



Interest included in instalments charged to customers is recorded as revenue, while amortization of principal, also included in the instalments, is deducted from the global amount of the capital financed. The recognition of the financial earnings reflects a constant periodic rate of return on the lessor's net outstanding investment.

m) Marketable securities received for deposit

Marketable securities received for deposit are recorded in off-balance sheet accounts at market price, or where unquoted, at the corresponding nominal value (see Note 25).

n) Deposit Guarantee Fund

Pursuant to Decree-Law no. 298/92, 31 December, the Deposit Guarantee Fund was created in 1994, and the initial contributions to be made by all participating institutions, which include BES and some Group companies, were defined.

For 1995 and following years, the contribution coefficient applicable to the average monthly balances of eligible deposits, as defined in Bank of Portugal Regulation no. 9/95, 15 September, was set at 0.1%.

Annual contributions are recognized as expenses for the financial year in which they are paid. The unpaid portion of annual contributions that is guaranteed by certificates of deposit (see Note 6) will be recognized by the Bank as an expense, when and if the Deposit Guarantee Fund requires its payment.

o) Securitization of financial assets

The Group carries out asset securitization transactions with specific financial entities, set up by third parties for that purpose, whose funding is financed by debt issuance, by those entities in international financial markets. The Group's accounting policy relative to these transactions is to record the sale of assets and derecognise them from the balance sheet whenever the buyer (financial entity) acquires, without recourse, all rights and obligations inherent to these assets (see Note 35). The gain or loss generated in these operations if any, measured by the difference between the proceeds and the book value of the assets sold is recognized as a gain or loss for the period.

The notes acquired by the Group following these transactions are recognized as investment securities, as defined in Note 3.3 d).

With respect to Instruction no. 27/2000 of Bank of Portugal, provisions are recorded against the notes or other assets acquired, by an equivalent amount to the provisions for general and specific risks that the assets sold would require if they had remained in the balance sheet, considering as a limit the book value of the notes and of the other assets acquired.



p) Distribution of profits to employees

Profit distribution to employees is accounted for similarly to dividends, as in substance these amounts payable to employees are considered to be a transfer of the right to dividends by the shareholders in favour of the employees.

q) Cash Flow Statement

For the purpose of the cashflow statement, cash and equivalents matches the sum of cash (see Note 4) and Loans and advances to credit institutions repayable on demand (see Note 5).

Note 4 > Cash and Deposits at Central Banks

The balance Deposits at Central Banks includes mandatory deposits with the Bank of Portugal intended to satisfy legal minimum cash requirements. According to the European Central Bank Regulation (CE) no. 2818/98, of 1 December 1998, minimum cash requirements kept as deposits with the Bank of Portugal earn interest, and correspond to 2% of deposits and debt certificates maturing in less than 2 years, excluding deposits and debt certificates of institutions subject to the European System of Central Banks' minimum reserves requirements. At the end of the period, these deposits earned interest at an average rate of 3.28% (31 December 2001 - 4.34%).

	BES		Consolidated	
	2002	2001	2002	2001
Cash	208,564	242,033	241,942	274,426
Deposits at Central Banks	557,416	242,070	754,743	449,783
	765,980	484,103	996,685	724,209

Note 5 > Loans and Advances to Credit Institutions Repayable on Demand

Uncollected cheques in Portugal and abroad were sent for collection during the first working days following the reference dates.

	BES		Consolidated	
	2002	2001	2002	2001
Loans and advances to credit institutions in Portugal				
Repayable on demand	2,207	5,137	37,983	59,228
Uncollected cheques	467,585	812,239	522,284	852,108
Other loans and advances	75,926	77,185	96,982	102,594
	545,718	894,561	657,249	1,013,930
Loans and advances to credit institutions abroad				
Repayable on demand	61,206	46,612	179,422	216,706
Uncollected cheques	7,181	10,528	7,387	10,623
	68,387	57,140	186,809	227,329
	614,105	951,701	844,058	1,241,259

Note 6 > Other Loans and Advances to Credit Institutions

	BES		Consolidado	
	2002	2001	2002	2001
Credit institutions in Portugal				
Certificates of deposit	164,090	241,723	175,552	259,204
Inter-bank money market	911,988	685,531	294,397	183,448
Notice and time deposits	579,259	568,984	224,496	174,518
Loans	326,291	476,060	26,553	92,727
Deposits with the Bank of Portugal	-	436,820	-	436,820
Short term deposits	58,545	43,141	22,124	1,135
Other loans and advances	38,663	344,847	48,001	383,723
	2,078,836	2,797,106	791,123	1,531,575
Credit institutions abroad				
Notice and time deposits	1,587,550	1,381,112	1,526,317	1,178,407
Loans	107,456	133,729	101,084	129,488
Short term deposits	1,421,391	142,222	1,629,416	201,226
Other loans and advances	116,899	96,285	1,627,050	858,094
	3,233,296	1,753,348	4,883,867	2,367,215
Overdue loans and interest	-	2,735	-	2,735
	5,312,132	4,553,189	5,674,990	3,901,525
Minus:				
Specific provision for overdue loans	-	(2,735)	-	(2,735)
Specific provision for country risk	(8,868)	(10,585)	(8,870)	(10,603)
Total provisions (see Note 20)	(8,868)	(13,320)	(8,870)	(13,338)
	5,303,264	**4,539,869**	**5,666,120**	**3,888,187**



With the introduction of the new legal regime for minimum cash requirements, as referred to in Note 4, BES and the Group, as well as other banking institutions, were required to subscribe certificates of deposit, series A and B, issued by the Bank of Portugal, which make up the balance of Credit institutions in Portugal - Certificates of deposit.

As at 31 December 2002, BES Group only held series B certificates of deposit, in the amount of euro 175,552 thousand, which bear interest at the average annual rate of 3.35% (2001 - 4.55%). During 2002, the following movements occurred i) repayment of series B certificates of deposit in the amount of euro 80,944 thousand; ii) payment of the annual contribution to Deposit Guarantee Fund (DGF), through delivery of certificates in the amount of euro 2,803 thousand. BES Azores, which was for the first time consolidated in 2002, has certificates of deposit amounting to euro 95 thousand .

As referred to in Note 3.3 n), from the total amount of certificates of deposit, euro 39,962 thousand (2001 - euro 25,385 thousand) are pledged in guarantee of the irrevocable commitment for payment of the remaining portion of annual contribution from 1997 to 2002 (2001 - de 1997 a 2001) to the DGF.

Besides certificates of deposit, the main applications in credit institutions in Portugal, as at 31 December 2002, bore interest at an average annual interest rate of 2.86% (2001 - 4.52%). Other loans and advances to credit institutions abroad, bear interest at international market rates where the Bank and Group operates.

Deposits with the Bank of Portugal, in 2001, reflect mainly the guarantee deposit related with coins in euros that BES had available for its customers.

This balance is analysed by period to maturity, as follows:



	BES		Consolidated	
Maturity	**2002**	**2001**	**2002**	**2001**
Up to 3 months	4,394,102	3,166,515	4,991,419	2,645,873
3 to 12 months	731,792	1,011,731	581,409	755,784
1 to 5 years	96,879	285,907	4,01	490,784
More than 5 years	89,359	86,301	98,145	6,349
Undetermined (overdue credit and interest)	-	2,735	-	2,735
	5,312,132	4,553,189	5,674,990	3,901,525

Note 7 > Loans and Advances to Customers

	BES		Consolidated	
	2002	2001	2002	2001
Domestic Loans				
Current accounts credits	7,079,035	6,405,424	8,055,245	7,243,524
Mortgage loans	3,864,563	3,367,134	8,241,440	8,235,028
Discounted bills	933,851	816,155	1,053,293	932,468
Overdrafts	393,262	255,723	530,915	375,574
Promissory notes	287,306	230,882	420,004	325,173
Finance leases	7,619	9,422	911,073	1,058,258
Credit resulting from factoring operations	90,820	52,306	531,769	409,842
Other loans	886,489	1,107,206	2,274,122	2,174,806
	13,542,945	12,244,252	22,017,861	20,754,673
Foreign loans	1,698,470	1,811,464	3,228,477	3,364,332
	15,241,415	14,055,716	25,246,338	24,119,005
Overdue loans and interest				
Up to 90 days	31,246	43,473	67,008	81,979
More than 90 days	249,461	199,269	481,761	368,127
	280,707	242,742	548,769	450,106
	15,522,122	14,298,458	25,795,107	24,569,111
Minus:				
Specific provision for overdue loans and interest	(190,532)	(163,038)	(342,638)	(286,768)
Specific provision for doubtful loans	(20,609)	(13,331)	(24,483)	(15,369)
Provision for country risk	(5)	(1,246)	(325)	(2,895)
Total provisons (see Note 20)	(211,146)	(177,615)	(367,446)	(305,032)
	15,310,976	14,120,843	25,427,661	24,264,079



During 2002, BES Group carried out two securitization transactions, one of consumer credit (euro 150 million) and leasing (euro 300 million) and a second transaction with mortgage loans in the amount of euro 1,000 million (see Note 35).

In addition to provisions for overdue loans and interest, for doubtful loans and for country risk the Bank and the Group also have provisions included as liabilities (see Note 20) in the amount of euro 241,848 thousand (2001 - euro 194,473 thousand) and euro 348,676 thousand (2001 - euro 288,019 thousand), respectively, that are also intended to cover credit risks.

The analysis of Loans and advances to customers by sector of activity is presented in Note 27.

The analysis of Loans and advances to customers by period to maturity, as at 31 December 2002, is as follows:



	BES		Consolidated	
Maturity	**2002**	**2001**	**2002**	**2001**
Up to 3 months	4,550,451	3,304,205	5,874,903	4,483,402
3 to 12 months	1,798,744	3,721,117	3,198,183	5,180,377
1 to 5 years	3,603,981	2,856,656	5,391,840	4,640,104
More than 5 years	5,288,239	4,173,738	10,781,412	9,815,122
Undetermined (overdue credit and interest)	280,707	242,742	548,769	450,106
	15,522,122	14,298,458	25,795,107	24,569,111

Note 8 > Securities

	BES					
	Trading securities		Investment securities		Total	
	2002	2001	2002	2001	2002	2001
Bonds and other fixed income securities						
Portuguese government and other public issuers						
Short term public debt securities	-	-	-	-	-	-
Medium and long term public debt securities	31,283	34,349	66,820	404,429	98,103	438,778
Bonds of other public entities	-	-	-	-	-	-
Foreign governments and public issuers	-	181,328	871,455	1,086,282	871,455	1,267,610
	31,283	215,677	938,275	1,490,711	969,558	1,706,388
Minus: Accumulated provisions (see Note 20)	-	-	(5,956)	(15,148)	(5,956)	(15,148)
	31,283	215,677	932,319	1,475,563	963,602	1,691,240
Other issuers						
Bonds and other securities	11,606	19,694	2,276,972	2,357,209	2,288,578	2,376,903
Minus: Accumulated provisions (see Note 20)	-	-	(53,193)	(51,964)	(53,193)	(51,964)
	11,606	19,694	2,223,779	2,305,245	2,235,385	2,324,939
Own securities	2,910	5	-	-	2,910	5
	45,799	235,376	3,156,098	3,780,808	3,201,897	4,016,184
Shares and other variable income securities						
Shares	40	181	123,529	118,186	123,569	118,367
Investment funds units						
Securities investment funds	201,394	16,651	207,289	183,759	408,683	200,410
Other securities	3,173	1,991	6,322	2,869	9,495	4,860
	204,607	18,823	337,140	304,814	541,747	323,637
Minus: Accumulated provisions (see Note 20)	(20)	(1)	(72,989)	(42,050)	(73,009)	(42,051)
	204,587	18,822	264,151	262,764	468,738	281,586
Total securities	250,406	254,199	3,552,387	4,152,734	3,802,793	4,406,933
Minus: (see Notes 3.3 d) and 20)						
Specific provisions for securities	(20)	(1)	(115,492)	(105,582)	(115,512)	(105,583)
Specific provisions for country risk	-	-	(16,646)	(3,580)	(16,646)	(3,580)
	(20)	(1)	(132,138)	(109,162)	(132,158)	(109,163)
	250,386	**254,198**	**3,420,249**	**4,043,572**	**3,670,635**	**4,297,770**



	Consolidated					
	Heading Securities		Investment Securities		Total	
	2002	2001	2002	2001	2002	2001
Bonds and other fixed income securities						
Portuguese government and other public issuers						
Short term public debt securities	-	-	6	-	6	-
Medium and long term public debt securities	31,283	36,972	74,689	445,873	105,972	482,845
Bonds of other public entities	-	-	4,988	-	4,988	-
Foreign governments and public issuers	54,340	238,240	1,035,865	1,249,651	1,090,205	1,487,891
	85,623	275,212	1,115,548	1,695,524	1,201,171	1,970,736
Minus: Accumulated provisions (see Note 20)	-	-	(6,128)	(15,668)	(6,128)	(15,668)
	85,623	275,212	1,109,420	1,679,856	1,195,043	1,955,068
Other issuers						
Bonds and other securities	73,512	126,381	2,803,728	2,907,003	2,877,240	3,033,384
Minus: Accumulated provisions (see Note 20)	-	-	(74,850)	(60,957)	(74,850)	(60,957)
	73,512	126,381	2,728,878	2,846,046	2,802,390	2,972,427
Own securities	10,410	2,006	-	-	10,410	2,006
	169,545	403,599	3,838,298	4,525,902	4,007,843	4,929,501
Shares and other variable income securities						
Shares	20,798	79,280	169,534	143,480	190,332	222,760
Investment funds units						
Securities investment funds	208,081	27,109	267,002	222,723	475,083	249,832
Other securities	3,173	1,991	52,217	9,337	55,390	11,328
	232,052	108,380	488,753	375,540	720,805	483,920
Minus: Accumulated provisions (see Note 20)	(20)	(113)	(102,780)	(57,427)	(102,800)	(57,540)
	232,032	108,267	385,973	318,113	618,005	426,380
Total securities	401,597	511,979	4,408,029	4,978,067	4,809,626	5,490,046
Minus: (see Notes 3.3 d) and 20)						
Specific provisions for securities	(20)	(113)	(166,947)	(130,448)	(166,967)	(130,561)
Specific provisions for country risk	-	-	(16,811)	(3,604)	(16,811)	(3,604)
	(20)	(113)	(183,758)	(134,052)	(183,778)	(134,165)
	401,577	**511,866**	**4,224,271**	**4,844,015**	**4,625,848**	**5,355,881**



Own securities reflect investments in bonds issued by the Group.

The analysis of securities by period to maturity, as at 31 December 2002, is as follows:

	BES			Consolidated
Maturity	Trading securities	Investment securities	Total	Total
Up to 3 months	-	175,638	175,638	264,145
3 to 12 months	3,547	173,711	177,258	345,489
1 to 5 years	36,537	1,172,067	1,208,604	1,637,751
More than 5 years	210,322	1,465,864	1,676,186	1,846,344
Undetermined	-	565,107	565,107	715,896
	250,406	3,552,387	**3,802,793**	**4,809,626**

The interest rates for fixed income securities, at the end of the year, are within the following range:

	BES	
	2002	2001
Portuguese Government debt securities	2.750% - 11.875%	2.750% - 11.875%
Other securities	3.125% - 8.000%	1.00% - 10.75%

Foreign government debt securities bore interest at their respective market rates.

As at 31 December 2002, the nominal value (or reimbursement value at maturity), of fixed income securities is compared with market value as follows:

	BES	
	2002	2001
Book value	3,156,098	3,780,808
Nominal value	3,179,058	4,604,794
Market value	3,182,916	3,789,915

On the same date, the book value of fixed income securities of the Group amounting to euro 3,838,298 thousand (2001 - euro 4,525,902 thousand), compared with a market value of euro 3,870,179 thousand (2001 - euro 4,533,000 thousand).



As referred in Note 3.3 o), securities acquired by the Group following securitization transactions are accounted for under Investment securities. Provisions are made complying with Instruction no. 27/2000, of the Bank of Portugal, and are included in specific provisions for investment securities (see Note 35).

The analysis of securities by sector of activity, as at 31 December 2002, is presented in Note 27.

Note 9 > Investments

		BES				Consolidated			
		2002		2001		2002		2001	
		% held by the Bank	Acquisition cost	% held by the Bank	Acquisition cost	% held by the Group	Book value or acquisition cost	% held by the Group	Book value or acquisition cost
			(1)		(1)		(1)		(1)
Investment in associated companies:									
INTERATLÂNTICO	(2)	-	-	100.00%	75,855	-	-	100.00%	-
ES SEGUROS		40.00%	6,000	40.00%	5,986	40.00%	4,544	40.00%	4,172
BES VÉNÉTIE	(8)	40.00%	22,000	21.00%	11,714	40.00%	25,049	21.00%	11,329
SCI GEORGES MANDEL		22.50%	2,401	22.50%	2,401	22.50%	2,363	22.50%	2,309
EUROP ASSISTANCE		23.00%	1,147	23.00%	1,147	23.00%	1,573	23.00%	1,446
ESUMÉDICA		24.84%	395	24.84%	395	24.84%	142	24.84%	330
FIDUPRIVATE		24.76%	31	24.76%	31	24.76%	99	24.76%	69
ESEGUR		29.00%	797	-	-	29.00%	1,235	-	-
COMINVEST		-	-	-	-	25.00%	1,662	25.00%	1,615
ES PENSIONES		-	-	-	-	-	-	50.00%	478
ESAF FP		-	-	-	-	100.00%	2,896	100.00%	1,762
E.S.I.A.M,		-	-	-	-	49.00%	29	49.00%	29
QUADRIGA	(6)	-	-	-	-	46.53%	323	29.49%	326
TRADECOM	(3) (6)	-	-	-	-	-	-	17.00%	2,015
SGPICE	(6)	-	-	-	-	33.33%	1,637	33.33%	3,008
CLARITY	(6)	-	-	-	-	31.92%	253	27.64%	-
OBLOG		-	-	-	-	32.50%	-	-	-
PORTLINE		-	-	-	-	33.32%	9,608	-	-
ES BANKEST	(3)	-	-	-	-	-	-	50.00%	12,277
			32,771		97,529		51,413		41,165
Minus: Provisions for potencial losses	(4)		-		(52,086)		(2,384)		-
			32,771		45,443		49,029		41,165
Other Investments									
FIEP-Fundo p/ int.E.Port.,SGPS		17.00%	16,971	17.00%	16,971	19.50%	19,465	19.50%	19,465
Fundo Europeu de Investimento		0.15%	3,000	0.15%	3,000	0.15%	3,000	0.15%	3,000
Multiger		4.99%	1,126	4.99%	1,126	9.99%	2,251	9.99%	2,251
SPGM - Sociedade de Investimentos, SA		7.14%	891	8.14%	1,015	8.14%	966	9.14%	1,140
SIBS		7.27%	986	7.88%	1,068	8.78%	3,183	8.58%	1,231
Fundo de Turismo-Cap, Risco		15.00%	748	15.00%	748	15.00%	748	15.00%	748
PME Capital		-	-	2.73%	748	-	-	2.73%	748
PME Investimento		-	-	2.73%	748	-	-	2.73%	748
Finangeste		-	-	0.65%	435	0.02%	22	0.67%	457
Unicre		8.80%	220	8.80%	220	9.09%	594	9.09%	594
Banco Inter-Unido		49.85%	211	49.85%	211	49.85%	211	49.85%	211
Fundo de Turismo-SGFI		13.33%	50	13.33%	50	13.33%	50	13.33%	50
Kredyt Bank	(3)	-	-	19.86%	139,974	-	-	19.86%	139,974
BMCE Bank		2.77%	25,123	2.77%	26.375	2.77%	25,123	2.77%	26,375
Interatlântico	(2)	19.00%	7,945	-	-	19.00%	-	-	-
Bradesco		3.29%	157,547	1.11%	79,413	3.29%	162,781	1.43%	109,737
Bradespar		-	-	-	-	7.89%	38,249	-	-
Portugal Telecom		2.80%	327,223	1.45%	179,782	2.80%	327,224	1.45%	179,782
PT Multimédia		8.13%	296,052	8.13%	296,052	8.13%	296,052	8.13%	296,052
PT Multimédia.com		-	-	-	-	-	-	-	-
Pararede		-	-	12.05%	23,624	-	-	12.05%	23,624
ESEGUR		-	-	29.00%	797	-	-	29.00%	797
MULTIPESSOAL		22.52%	100	22.52%	100	22.52%	100	22.52%	100
Quinta dos Cónegos		-	-	-	-	-	-	78.34%	4,862
ES Interaction	(5)	20.00%	100	20.00%	100	-	-	-	-
ES Saúde		2.00%	500			7.00%	1,750		
United Investments Portugal		-	-	-	-	0.27%	369	0.27%	369
SGF-Soc. Gest. FP		-	-	-	-	5.21%	52	5.21%	52
NovaBase, SGPS	(6)	-	-	-	-	8.99%	24,668	4.00%	16,681
Milcom	(6)	-	-	-	-	2.06%	3,554	2.06%	3,520
HLC - Centrais de coogeração	(7)	-	-	-	-	24.50%	898	24.43%	898
Aleluia	(7)	-	-	-	-	9.12%	1,419	10.12%	1,411
Siparex Development	(7)	-	-	-	-	55.00%	151	0.61%	150
ESFI, SA	(7)	-	-	-	-	-	-	23.94%	1,499
BBR International, SA		-	-	-	-	25.00%	9,784	5.99%	2,345
SPVG -serviços pro. video gestão, SA		-	-	-	-	25.00%	2,761	24.94%	2,760
Sotranco, S A		-	-	-	-	55.00%	3,018	-	-
Outras		-	604	-	2,348	-	14,683	-	30,167
			839,397		774,905		943,126		871,798
Minus: Provisions for potencial losses			(36,135)		(19,106)		(32,004)		(21,972)
			803,262		755,799		911,122		849,826
			872,168		872,434		994,539		912,963
			(36,135)		(71,192)		(34,388)		(21,972)
			836,033		801,242		960,151		890,991

(1) For equity holdings acquired in foreign currency the exhange difference between acquisition date and the end of the period is recorded in the balance sheet under Prepayments and accrued income - flutuactions in investments, in accordance with Bank of Portugal regulations

(2) In 2002 this investment was reclassified to Other investments

(3) Investment sold during 2002

(4) In 2001, this provision was covering potencial losses in the investment in INTERATLÂNTICO, In the consolidated financial statements this provision is recorded in provisions for general banking risks

(5) Company consolidated by the purchase method

(6) Investments under the activity of BES,COM

(7) Investments under the activity of ES Capital

(8) During 2002 BES increased its participation in 19%.

As disclosed in Note 2, in 2002, the Bank sold 81% of its holding in Interatlântico. This operation had the following impact on BES and the Group's financial statements (thousand of euros):

• Gross book value on the sale date:

	BES	Consolidated
Investment	115,457	25,877[1]
Provision	(52,086)	(52,086)
	63,371	(26,209)

[1] Corresponds to the book value of exchange differences in the balance sheet on the date of sale,

• Sale of 81% holding:

	BES	Consolidated
Net proceeds of the sale	193	193
Cost of the investment sold	93,517	25,877
Provision charge off	42,189	25,684
Loss on the sale	(51,135)	-



The loss recognised in the individual financial statements, in the amount of euro 51,135 thousand, relates to exchange differences recorded under Losses arising from trading activities. In the consolidated financial statements, although the result of the sale is nil, this transaction resulted in the write-back of provisions in the amount of approximately euro 20.4 million, which were accounted for in Provisions for general banking risks.

• The resulting book values, as at 31 December 2002, in BES and the Group were as follows:

	BES	Consolidated
Investment	21,945	-
Provision for investments	(8,896)	-
Provision for general banking risks	-	(5,996)
	13,049	(5,996)

During 2002, the following transactions were also made, which had an impact on the investment holdings of the Bank and the Group:

- BES Vénétie: BES increased its share from 21% to 40%, with an investment of euro 10,286 thousand. This acquisition generated a Capital reserve of euro 1,611 thousand;
- Kredyt Bank: Since the beginning of 2002, the sale of this investment was being considered, therefore it was transferred to the Securities portfolio at the beginning of 2002. The sale was completed at the end of the first quarter and it generated a gain of approximately euro 18 million, which is accounted for under Profits arising from trading activity;
- ES Bankest: Espírito Santo Bank, SA sold its subsidiary at a profit of USD 1.4 million, that is accounted for under Income arising from the equity method of consolidation.

The provisions for Investments, as at 31 December 2002, were determined based on Regulations no. 3/95 of 30 June and no. 4/2002 of 25 July of the Bank of Portugal, relating to the following companies:

	BES	Consolidated
	2002	2002
BMCE	671	671
Novabase	836	836
Banco Bradesco	4,470	4,470
Portugal Telecom	7,296	7,296
PT Multimedia	15,311	15,311
Others	9,452	5,804
	38,036(*)	34,388(*)

(*) Euro 32,720 thousand and euro 31,910 thousand for the Bank and for Group, respectively, were set up during 2002 within the scope of Regulation no. 4/2002. The remaining provisions were set up within the scope of Regulation no. 3/95.



The application of Regulation no. 4/2002, on a consolidated basis, resulted in the identification of unrealized losses which were calculated using the average of the daily stock price over the last sixth months. These unrealized losses are as follows:

					Provisions		
Company	Acquisition cost (1)	Market value (2)	Unrealized losses (3) = (1-2)	15% of the acquisition cost (4) = (1x 15%)	Total (5) = (3 - 4)	Minimun (6) = (40% x 5)	Remaining (Deduction in regulatory capital) (7) = (5 - 6)
BMCE	25,123	14,642	10,481	3,768	6,713	2,685	4,028
Novabase	24,668	13,108	11,560	3,700	8,360	3,344	5,016
Transition rule	16,681	5,819	10,862	2,502	8,360	3,344	5,016
Normal rule	7,987	7,289	698	1,198	-	-	-
Banco Bradesco - Pref.	71,588	51,842	19,746	10,738	9,008	3,604	5,404
Transition rule	50,330	39,567	10,763	7,549	3,214	1,286	1,928
Normal rule	21,258	12,275	8,983	3,189	5,794	2,318	3,476
Banco Bradesco - Ord	91,193	59,217	31,976	13,679	18,297	7,319	10,978
Portugal Telecom	327,224	205,480	121,931	49,084	72,963	29,185	43,778
Transition rule	326,452	204,521	121,931	48,968	72,963	29,185	43,778
Normal rule	772	959	-	116	-	-	-
PT Multimedia	296,052	98,533	197,519	44,408	153,111	61,244	91,867
Others	51,292	46,955	47,474	7,161	20,924	10,971	9,953
	887,140	**489,777**	**440,687**	**132,538**	**289,376**	**118,352**	**171,024**



As mentioned in Note 3.3 e), the application of the transition rules, as described in no. 5 of the above mentioned Regulation, allows the recognition of the unrealized losses, for accounting purposes and for deduction to regulatory capital, on a consolidated basis, to be over a period of time as follows:

	Provisions		Deduction to regulatory capital (annual)	Total
	Income statement	Reserves		
2002	2,677	29,233	45,364	77,274
2003	-	28,812	41,888	70,700
2004	28,812	-	41,888	70,700
2005	17,287	-	25,132	42,419
2006	11,531	-	16,752	28,283
	60,307	**58,045**	**171,024**	**289,376**

The total provisions, for the Group, set up during 2002 based on Regulation no. 4/2002, amounted to euro 31,910 thousand, of which euro 29,233 thousand were charged against reserves and the remaining euro 2,677 thousand charged against the statement of income. For the Bank, the charge for the year amounts to euro 32,720 thousand, of which euro 30,403 thousand were charged against reserves and the remaining euro 2,317 thousand against the statement of income.

Note 10 > Investments in Subsidiaries

Investments in subsidiaries include shareholdings relative to which the Bank holds a direct or indirect controlling interest (see Note 2) and as such are consolidated by the purchase method:



		BES							
		2002				2001			
		No. shares	% held by the Bank	Face value	Acquisition cost	No. shares	% held by the Bank	Face value	Acquisition cost
BIC		30,000,000	100.00%	5.00	208,521	30,000,000	100.00%	5.00	208,521
BESI		14,000,000	100.00%	5.00	159,834	14,000,000	100.00%	5.00	159,834
BESSA		9,687,500	89.60%	8.00	83,484	9,687,500	89.60%	8.00	83,484
BAC	c)	2,099,400	59.98%	5.00	10,066	-	-	-	-
BEST		6,981,580	16.24%	1.00	6,982	-	-	-	-
SPAINVEST		399,999	100.00%	8.82	21,977	399,999	100.00%	8.82	21,977
BESLEASING MOB.		3,390,016	78.29%	5.00	22,106	3,368,448	77.79%	5.00	21,965
BES ORIENTE		199,500	99.75%	118.72	23,541	199,500	99.75%	141.27	28,015
ES CAPITAL		3,964,060	79.28%	5.00	19,774	3,964,060	79.28%	5.00	19,774
BESLEASING IMOB.		1,993,495	77.27%	5.00	8,377	1,977,256	76.64%	5.00	8,271
ESAF SGPS		1,527,500	65.00%	5.00	7,619	1,527,500	65.00%	5.00	7,619
EUROGES		2,400,000	100.00%	5.00	12,142	2,400,000	100.00%	5.00	12,142
ESDATA		486,000	34.71%	5.00	2,960	486,000	34.71%	5.00	2,960
ES DEALER		285,000	57.00%	5.00	3,800	285,000	57.00%	5.00	3,800
CREDIBOM		1,199,540	59.98%	5.00	5,984	1,199,540	59.98%	5.00	5,984
Qta dos Cónegos		377,400	51.00%	5.00	3,064	377,400	51.00%	5.00	3,064
CREDIFLASH		1,349,997	90.00%	5.00	6,594	849,997	84.94%	5.00	4,094
ESCLINC		100	100.00%	7,739.06	774	100	100.00%	9,209.07	921
CÊNTIMO	a)	1	55.00%	137,169.42	409	1	55.00%	137,169.42	409
ES COBRANÇAS		75,000	46.88%	4.99	374	75,000	46.88%	4.99	374
GESFINC		28,000	35.00%	4.99	140	28,000	35.00%	4.99	140
ESGEST		20,000	100.00%	5.00	100	20,000	100.00%	5.00	100
ES REPRESENT.		49,995	99.99%	0.27	14	49,995	99.99%	0.49	25
BESNAC		1,000	100.00%	0.72	36	1,000	100.00%	0.72	36
BES FINANCE		25,000	100.00%	1.00	24	25,000	100.00%	1.13	28
E.S. PLC		29,994	99.98%	1.27	38	29,994	99.98%	1.27	38
ESOL	b)	1,000	100.00%	1.00	1	1,000	100.00%	1.13	1
BESOL	b)	1,000	100.00%	1.00	1	1,000	100.00%	1.13	1
E.S. BANK		6,377,050	98.45%	2.38	61,023	6,377,050	98.45%	2.84	72,616
E.S.F. CONSULTANTS		649,800	92.83%	5.00	3,249	450,100	90.02%	5.00	2,251
BES.COM		50,000,000	100.00%	1.00	50,000	50,000,000	100.00%	1.00	50,000
E.S. CONTACT CENTER		945,000	26.25%	1.00	945	945,000	26.25%	1.00	945
BES ANGOLA		9,996,000	99.96%	0.95	9,532	9,996,000	99.96%	1.13	11,342
JAMPUR		1	75.00%	3,750.00	4	1	100.00%	3,750.00	4
BES INTERNACIONAL. SGPS		75,000	100.00%	1.00	75,040	50,000	100.00%	1.00	40
Total					**808,529**				**730,775**
Minus: Provision for potencial losses					(1,901)				-
					806,628				**730,775**

a) Limited liability company
b) See Notes 2 and 22
c) Companies incorporated/acquired in 2002



As mentioned in Note 2, during 2002 BES Azores was incorporated. As an outcome of this transaction, BES had a Capital reserve in the amount of euro 4,436 thousand (see Note 23). During 2002, BES acquired an additional share capital of 16.24% in BEST as a result of the capital increase done by this subsidiary.

Note 11 > Intangible Assets

	BES		Consolidated	
	2002	2001	2002	2001
Set up costs	13,965	11,354	23,107	19,145
Software	346,575	253,072	395,885	290,935
Other	287	11,344	25,759	41,849
	360,827	275,770	444,751	351,929
Work in progress	75,260	91,316	78,368	94,401
	436,087	367,086	523,119	446,330
Accumulated amortization	(286,074)	(221,070)	(339,371)	(263,982)
	150,013	**146,016**	**183,748**	**182,348**

During the year ended 31 December 2002, the movement of Intangible assets was as follows:

	BES					
	Balance as at 1 January	Acquisitions	Disposals	Transfers	Exchange differences and other movements	Balance as at 31 December
Acquisition cost	275,770	5,453	-	79,604	-	360,827
Work in progress	91,316	63,782	-	(79,838)	-	75,260
Accumulated amortization	(221,070)	(65,010)	-	-	6	(286,074)
TOTAL	**146,016**	**4,225**	**-**	**(234)**	**6**	**150,013**



	Consolidated					
	Balance as at 1 January	Acquisitions	Disposals	Transfers	Exchange differences and other movements	Balance as at 31 December
Acquisition cost	351,929	19,088	(1,744)	81,249	(5,771)	444,751
Work in progress	94,401	68,182	(278)	(82,996)	(941)	78,368
Accumulated amortization	(263,982)	(81,391)	1,397	-	4,605	(339,371)
TOTAL	**182,348**	**5,879**	**(625)**	**(1,747)**	**(2,107)**	**183,748**

Note 12 > Tangible Assets

	BES		Consolidated	
	2002	2001	2002	2001
Land and buildings				
For own use	349,515	346,429	442,192	432,553
Improvements in leased property	130,694	119,286	144,718	132,296
Other	14	14	2,107	2,023
	480,223	465,729	589,017	566,872
Equipment				
Computer equipment	154,343	134,105	203,940	180,132
Furniture	51,520	51,616	91,306	86,244
Office equipment	13,172	13,807	17,068	17,386
Fixtures	64,607	63,380	81,462	78,162
Motor vehicules	6,732	8,305	14,178	16,461
Security equipment	16,406	16,120	23,611	20,359
Other	376	358	2,256	1,141
	307,156	287,691	433,821	399,885
Other fixed assets				
Works of art	6,947	6,893	8,254	8,153
	794,326	760,313	1,031,092	974,910
Work in progress				
Land and buildings	8,781	10,088	10,514	10,119
Improvements in leased property	2,699	10,968	2,701	10,968
Computer equipment	9,948	23,201	10,994	25,085
Other	222	584	296	639
	21,650	44,841	24,505	46,811
	815,976	805,154	1,055,597	1,021,721
Accumulated depreciation	(520,792)	(490,803)	(628,977)	(583,617)
	295,184	**314,351**	**426,620**	**438,104**



During the year ended 31 December 2002, the movement of Tangible assets was as follows:

	BES						
	Net balance as at 1 January	Acquisitions	Disposals	Depreciation	Transfers	Exchange differences and other movements	Net balance as at 31 December
Land and buildings	209,649	3,339	(393)	(13,237)	12,216	6	211,580
Equipment	52,968	7,183	(552)	(25,162)	20,735	(90)	55,082
Other assets	6,893	68	(5)	-	-	(84)	6,872
Work in progress	44,841	9,760	-	-	(32,951)	-	21,650
	314,351	**20,350**	**(950)**	**(38,399)**	**-**	**(168)**	**295,184**

	Consolidated						
	Net balance as at 1 January	Acquisitions	Disposals	Depreciation	Transfers	Exchange differences and other movements	Net balance as at 31 December
Land and buildings	295,612	8,801	(1,117)	(15,973)	12,982	2,362	302,667
Equipment	87,528	17,879	(1,428)	(37,351)	23,152	1,414	91,194
Other assets	8,153	301	(140)	(1)	-	(59)	8,254
Work in progress	46,811	13,439	(89)	-	(35,489)	(167)	24,505
	438,104	40,420	(2,774)	(53,325)	645	3,550	426,620

The cumulative effect of the revaluation of tangible assets, as at 31 December 2002, is analysed as follows:

	BES					
	2002			2001		
	Buildings	Equipment	Total	Buildings	Equipment	Total
Acquisition cost	222,252	296,272	518,524	217,574	289,595	507,169
Revaluation	269,451	28,001	297,452	269,451	28,534	297,985
Revalued cost	491,703	324,273	815,976	487,025	318,129	805,154
Depreciation at cost	101,025	224,739	325,764	90,589	206,940	297,529
Depreciation of the revaluation	167,617	27,411	195,028	165,492	27,782	193,274
Total depreciation	268,642	252,150	520,792	256,081	234,722	490,803
Net value of the acquisition cost	121,227	71,533	192,760	126,985	82,655	209,640
Net revaluation included in tangible assets	101,834	590	102,424	103,959	752	104,711
Net assets revalued	223,061	72,123	295,184	230,944	83,407	314,351



	Consolidated					
	2002			2001		
	Buildings	Equipment	Total	Buildings	Equipment	Total
Acquisition cost	323,539	420,874	744,413	309,493	400,466	709,959
Revaluation	278,693	32,491	311,184	278,706	33,056	311,762
Revalued cost	602,232	453,365	1,055,597	588,199	433,522	1,021,721
Depreciation at cost	117,082	310,689	427,771	104,216	280,159	384,375
Depreciation of the revaluation	169,337	31,869	201,206	167,044	32,198	199,242
Total depreciation	286,419	342,558	628,977	271,260	312,357	583,617
Net value of the acquisition cost	206,457	110,185	316,642	205,277	120,307	325,584
Net revaluation included in tangible assets	109,356	622	109,978	111,662	858	112,520
Net assets revalued	315,813	110,807	426,620	316,939	121,165	438,104

Note 13 > Other Debtors

	BES		Consolidated	
	2002	2001	2002	2001
Loans to group companies	23,047	22,985	17,653	38,470
Gold, other precious metals, numismatics, coins and other liquid assets	14,058	40,548	14,390	41,268
Investments arising out of recovered loans (properties) (see Note 3.3 i)	17,539	16,527	64,099	53,924
Sundry debtors	118,166	63,181	160,749	124,186
Subordinated assets	10,256	5,673	10,256	5,673
Investments arising out of recovered loans (securities)	-	-	149	12,903
Recoverable subsidies on mortgage loans	-	-	61,945	65,500
Futures and options	11,046	27,632	14,879	34,434
Security deposits	50,291	74,644	70,729	74,644
Other sundry debtors	82,088	123,701	81,105	107,362
	326,491	374,891	495,954	558,364
Provisions for other debtors	(8,891)	(2,525)	(21,556)	(17,389)
Provisions for country risk	(510)	(384)	(382)	(233)
Total provisions (see Note 20)	(9,401)	(2,909)	(21,938)	(17,622)
	317,090	**371,982**	**474,016**	**540,742**



Included in Other sundry debtors is the cash reserve acquired in securitization transactions, as described in Note 35 that amounts to euro 5,828 thousand. Provisions associated to this cash reserve amount to euro 1,665 thousand and are included in *Provisions for other debtors.*

As at 31 December 2002, the balance Sundry debtors include the amount of euro 56,100 thousand (2001 - euro 31,000 thousand) related to 5,327 thousand of BES shares (2001 - 1,735 thousand shares) following the stock-based incentive scheme (SIBA - Sistema de Incentivos Baseado na Atribuição de Acções) (see Note 23).

The analysis of Loans to subsidiary companies for BES is included in the securities and investments portfolio. For Group purposes, it is as follows:

Entity	**2002**	**2001**
Activalor	5,805	4,664
Longitinium, SA	1,238	1,238
SPVG	512	512
ESAF - Holding GMBH	1,939	-
WEB LAB, SGPS, SA	2,056	-
Soc Imob Urb do Parque	1,820	1,820
Jampur	-	12,697
OPCA	-	14,101
Others	4,283	3,438
	17,653	**38,470**

Note 14 > Prepayments and Accrued Income

	BES		Consolidated	
	2002	2001	2002	2001
Accrued income	268,479	297,581	313,602	341,691
Lending transactions pending settlement	9,819	12,795	22,855	28,374
Deferred costs	10,958	10,504	23,987	22,237
Deferred costs related to bonds issued	607,604	1,326	609,338	1,611
Deferred costs (pensions)	209,417	1,512	223,861	4,787
Fluctuations in investments	107,936	18,273	103,996	23,419
Fluctuations (pensions)	104,746	75,949	113,518	82,526
Stationery	911	1,210	1,365	1,704
Stock exchange transactions pending settlement	-	291,486	163,208	338,541
Others	26,048	120,546	53,186	151,940
	1,345,918	**831,182**	**1,628,916**	**996,830**

As at 31 December 2002, Deferred costs related to bonds issued is the interest on zero coupon bonds that, according to PCSB, are recognized as a liability for the value of its reimbursement against Deferred costs (see Note 3.3 d)).

In accordance with the accounting policy described in Note 3.3 j), the Deferred costs (pensions) reflect actuarial gains and losses deferred above the corridor value, that will be charged into the statement of income during a period of 10 years. The actuarial gains and losses up to the corridor limit are accounted under Fluctuations (pensions).



The balance of Fluctuations in investments, represent the cumulative exchange differences, between the acquisition date and 31 December 2002, of unconsolidated investments that are denominated in foreign currency, as defined in the accounting policy described in Note 3.3 e). The amount, as at 31 December 2002, is mainly explained by the exchange difference arising from the investment in Banco Bradesco.

As at 31 December 2002 and 2001, the balance Stock exchange transactions pending settlement, both in the assets and liabilities side (see Note 19), shows the net balance of the Bank's and the Group's sale and purchase orders for which payment has not yet been received.

Note 15 > Amounts Owed to Credit Institutions

Amounts owed to credit institutions are analysed as follows:

	BES		Consolidado	
	2002	2001	2002	2001
Repayable on demand				
In Portugal	134,939	228,497	21,738	64,546
Abroad	244,244	196,410	311,494	274,152
	379,183	424,907	333,232	338,698
With agreed maturity date				
In Portugal				
Time deposits and other funds	119,455	189,776	1,064,817	1,592,221
Interbank Money Market	50,000	170,000	104,410	222,290
Deposits with the Bank of Portugal	3,443	-	3,443	-
	172,898	359,776	1,172,670	1,814,511
Abroad				
Time deposits and other funds	8,893,812	8,813,842	5,318,219	4,766,974
Repurchase agreements	-	-	854,586	616,509
	8,893,812	8,813,842	6,172,805	5,383,483
	9,066,710	9,173,618	7,345,475	7,197,994
Total	**9,445,893**	**9,598,525**	**7,678,707**	**7,536,692**



Time deposits and other funds abroad, as at 31 December 2002, include euro 7,708,728 thousand (2001 - euro 7,654,565 thousand), that are liabilities of the international and external branches of BES with foreign financial institutions.

The analysis of the Amounts owed to credit institutions by the period to maturity, as at 31 December, is as follows:

	BES		Consolidated	
Maturity	**2002**	**2001**	**2002**	**2001**
Repayable on demand	379,183	424,907	333,232	338,698
With agreed maturity date				
Up to 3 months	3,222,735	3,857,653	4,522,951	4,405,464
3 to 12 months	1,169,199	1,372,539	1,592,116	2,176,808
1 to 5 years	4,147,343	3,585,288	710,320	477,808
More than 5 years	527,433	358,138	520,088	137,914
	9,066,710	9,173,618	7,345,475	7,197,994
	9,445,893	**9,598,525**	**7,678,707**	**7,536,692**

Note 16 > Amounts Owed to Customers

Amounts owed to customers are analysed as follows:

	BES		Consolidated	
	2002	2001	2002	2001
Repayable on demand				
Current account	6,003,246	5,696,375	7,321,027	6,879,626
Time deposits				
Notice deposits	4,176	3,656	4,176	3,656
Time deposits	3,783,499	3,639,952	8,144,128	7,666,083
Cheques and payment orders	49,303	25,350	61,645	36,284
Other assets sold under repurchase agreement	-	-	681,268	115,411
Consigned funds	18,247	23,935	18,247	25,456
Others	58,190	86,787	99,090	161,596
	3,913,415	3,779,680	9,008,554	8,008,486
Savings accounts				
Emigrants	-	-	4,020	4,864
Pensioners	395,102	435,058	418,547	453,266
Others	1,878,871	2,027,057	1,915,508	2,048,498
	2,273,973	2,462,115	2,338,075	2,506,628
	12,190,634	**11,938,170**	**18,667,656**	**17,394,740**



The analysis of the Amounts owed to customers by the period to maturity, as at 31 December, is as follows:

	BES						Consolidated	
	2002			2001			2002	2001
Maturity	Savings accounts	Other deposits	Total	Savings accounts	Other deposits	Total	Total	Total
Repayable on demand	-	6,003,246	6,003,246	-	5,696,375	5,696,375	7,321,027	6,879,626
With agreed maturity date								
Up to 3 months	1,944,183	2,951,306	4,895,489	2,139,775	2,577,694	4,717,469	8,984,526	7,592,514
3 to 12 months	315,439	947,025	1,262,464	321,940	986,210	1,308,150	2,254,349	2,480,958
1 to 5 years	14,351	7,891	22,242	400	212,697	213,097	85,108	420,300
More than 5 years	-	7,193	7,193	-	3,047	3,047	22,646	21,310
Undetermined	-	-	-	-	32	32	-	32
	2,273,973	3,913,415	6,187,388	2,462,115	3,779,680	6,241,795	11,346,629	10,515,114
	2,273,973	**9,916,661**	**12,190,634**	**2,462,115**	**9,476,055**	**11,938,170**	**18,667,656**	**17,394,740**

Note 17 > Debt Securities

Outstanding debt securities, on individual and consolidated basis, consisted of the following:

	BES		Consolidated	
	2002	2001	2002	2001
Debt securities				
Outstanding bonds	1,491,529	784,618	3,383,428	2,641,651
Euro Medium Term Notes	-	-	4,181,271	4,265,550
Certificates of deposit	1,706,326	1,729,838	1,656,179	1,741,106
Other	9,536	61,056	49,973	156,236
	3,207,391	**2,575,512**	**9,270,851**	**8,804,543**

The analysis of the Debt securities by the period to maturity, as at 31 December, is as follows:

	BES		Consolidated	
Maturity	2002	2001	2002	2001
Up to 3 months	1,475,117	1,387,238	1,428,146	1,405,868
3 to 12 months	321,905	589,046	921,771	1,363,703
1 to 5 years	417,007	424,481	4,168,434	4,138,532
More than 5 years	993,362	174,747	2,752,500	1,896,440
	3,207,391	**2,575,512**	**9,270,851**	**8,804,543**



The main characteristics of Debt securities are shown in the following table:

Issuer	Designation	Issue date	Currency	Amount ('000 Euros)	Eliminations	Net amount of eliminations ('000 Euros)	Global yield / interest rate	Maturity	Listed
BES									
	Bonds Issued								
	Bonds Poupança Mais - 2ª. emissão	Mar/99	EUR	5,986	(1,502)	4,484	3.165%	2004	-
	Bonds Euro Stoxx - 2004	Dec/99	EUR	10,000		10,000	a)	2004	-
	Bonds F.P.O.F.	Nov/99	EUR	5,000		5,000	a)	2005	-
	Bonds BES Aforro 5 anos - 1ª, e 2ª, emissões	Oct and Nov/99	EUR	15,000		15,000	3.95%	2004	-
	Bonds BES Aforro Jan/00 - 1ª e 2ª emissão	Jan/00	EUR	7,500	(932)	6,568	3.75%	2003	-
	Bonds Rendimento Mais 1ª Série	Jun/00	EUR	10,857	(95)	10,762	5.80%	2008	-
	Bonds Rendimento Mais 2ª Série	Jun/00	EUR	4,950	(3)	4,947	5.95%	2008	-
	Bonds Cabaz Empresas DSL	May/00	EUR	8,600	(650)	7,950	a)	2003	-
	Bonds Electricidade	May/00	EUR	1,800	(202)	1,598	a)	2003	-
	Bonds Dax 2003	Apr/00	EUR	8,750	(411)	8,339	a)	2003	-
	Bonds Cabaz WAP Set/00	Sep/00	EUR	5,789	(350)	5,439	a)	2003	-
	Bonds Rendimento Mais 3ª Série	Jul/00	EUR	6,865		6,865	6.47%	2008	-
	Bonds Rendimento Mais 4ª Série	Aug/00	EUR	7,118		7,118	5.79%	2008	-
	Bonds Rendimento Mais 5ª Série	Sep/00	EUR	5,142		5,142	5.70%	2008	-
	Bonds Euro Stoxx 50 Mai/00	May/00	EUR	2,700	(204)	2,496	a)	2003	-
	Bonds Euro Stoxx 50 Jun/00 - 1ª e 2ª série	Jun/00	EUR	7,000	(869)	6,131	a)	2003 - 2005	-
	Bonds Euro Stoxx 50 Jul/00	Jul/00	EUR	3,750	(1,820)	1,930	a)	2003	-
	Bonds Euro Stoxx 50 Ago/00 - 1ª e 2ª série	Aug/00	EUR	9,742	(460)	9,282	a)	2003	-
	Bonds Euro Stoxx 50 Ago/00	Aug/00	EUR	10,896		10,896	a) +1%	2005	-
	Bonds Euro 50 Stoxx Dez/00	Dec/00	EUR	1,102		1,102	a)	2003	-
	Bonds indexadas a um cabaz de Indices Mundiais Dez/00	Dec/00	EUR	5,715		5,715	a) + 1%	2005	-
	Bonds Cabaz 2003	Feb/01	EUR	15,000		15,000	a)	2003	-
	Bonds Cabaz Global Telecom	Mar/01	EUR	10,648	(473)	10,175	a)	2003	-
	Bonds Cabaz Global Industria Base	Mar/01	EUR	2,816	(156)	2,660	a)	2003	-
	Bonds Cabaz Global Utilities	Mar/01	EUR	2,649	(87)	2,562	a)	2003	-
	Bonds Eurostoxx 50 Mai/01	May/01	EUR	4,879		4,879	a)	2004	-
	Bonds Bes Mix Eurostoxx 50	Jul/01	EUR	16,261	(210)	16,051	a)	2004	-
	Bonds Bes Corredor Euribor 2003	Aug/01	EUR	6,040	(194)	5,846	Euribor 6m + 5pb	2003	-
	Bonds Bes Super Fundos	Jul/01	EUR	14,195	(535)	13,660	a)	2004	-
	Bonds Bes Mercury Selected Fund	Jul/01	EUR	6,000		6,000	a) + 1%	2006	-
	Bonds Bes Euro Renda	Aug/01	EUR	15,000		15,000	5.50%	2009	-
	Bonds Bes Euro 2004	Aug/01	EUR	13,424	(709)	12,715	6.42%	2004	-
	Bonds Bes Euro Fundos	Sep/01	EUR	8,264	(175)	8,089	a)	2004	-
	Bonds Cabaz 2004	Dec/01	EUR	7,305		7,305	a)	2004	-
	Bonds BES Euro 5 + 45%	Jan/02	EUR	2,476	(47)	2,429	a)	2005	-
	Bonds BES Euro Best 50	Feb/02	EUR	2,000	(1,005)	995	a)	2004	-
	Bonds BES Euro Stoxx 2005	Mar/02	EUR	5,925	(150)	5,775	a) + 3.5%	2005	-
	Bonds BES Euro Renda	Apr/02	EUR	22,306		22,306	5.32%	2010	-
	Bonds BES DJ Global Titans	May/02	EUR	14,650		14,650	a) + 0.85%	2007	-
	Bonds Bes Mix 2002	Feb to May/02	EUR	73,706	(656)	73,050	a)	2005	-
	Bonds Bes Mix Mundial 2002	Jul/02	EUR	3,664	(25)	3,639	a) + 2.04%	2005	-
	Bonds Bes Rendimento Private 2007	Jul/02	EUR	11,098		11,098	a) + 3.9%	2007	-
	Bonds Bes Mix 2002	Sep to Nov/02	EUR	13,806	(53)	13,753	a)	2005	-
	Bonds Bes Mix Executive 2002	Nov/02	EUR	2,026		2,026	a)	2005	-
	Bonds BES-SFE Euro Stoxx 50 - 1ª, 2ª, 3ª, 4ª e 5ª emissões	Jun/00	EUR	700	(404)	296	a)	2005	-
	Bonds BES-SFE (Aforro Emigrante)	Jan;Feb and Jun/00	EUR	15,250	(1,204)	14,046	3.75% - 4.66%	2003	-
	Bonds BES-SFE Euro Stoxx 50 Não Residentes	May;Jul;Sep; and Dec/00	EUR	12,091		12,091	a)	2003	-
	Bonds BES-SFE Cabaz WAP Não Residentes	Sep/00	EUR	2,886	(111)	2,775	a)	2003	-
	Bonds BES-SFE Cabaz Global Utilities	Mar/01	EUR	201	(11)	190	a)	2003	-
	Bonds BES-SFE Cabaz Global Industria Base	Mar/01	EUR	366		366	a)	2003	-
	Bonds BES-SFE Cabaz Global Telecom	Mar/01	EUR	1,137		1,137	a)	2003	-
	Bonds BES-SFE Mix Eurostoxx 50	Jul,Aug/01	EUR	7,527		7,527	a)	2004	-
	Bonds BES-SFE Euro 2004	Aug/01	EUR	9,255	(58)	9,197	a)	2004	-
	Bonds BES-SFE Euro Fundos	Sep/01	EUR	4,683		4,683	a)	2004	-
	Bonds BES-SFE Euro Fundos	Jan;Feb;Apr;May/02	EUR	3,179		3,179	2.58% - 2.77%	2005	-
	Bonds BES-Cayman Taxa Fixa	Nov/01	USD	190,712		190,712	3.51% - 5.22%	2004/2011	-
	Bonds BES-Cayman Taxa Fixa	Dec/01	EUR	25,000		25,000	4.66%	2006	-
	Bonds BES-Cayman Cupão Zero	Jul and Sep/02	EUR	800,000		800,000	5.01%	2027	-
	Bonds BES-Cayman Mix	Sep/02	EUR	142		142	a)	2005	-
				1,491,529	(13,761)	1,477,768			
	Other Securites								
	Index linked notes BES-CAYMAN	Dec/00	USD	9,536	(9,536)	-		2009	-
	Certificates of Deposit	-	EUR	1,706,326	(54,920)	1,651,406		-	-
				3,207,391	(78,217)	3,129,174			

a) Variable yield determined according to changes in associated basket, as defined in the terms and conditions



The main characteristics of Debt securities are shown in the following table:

Issuer	Designation	Issue date	Currency	Amount ('000 Euros)	Eliminations	Net amount of eliminations ('000 Euros)	Global yield / interest rate	Interest payment period	Maturity	Listed
BES										
	Bonds			1,491,529	(13,761)	1,477,768	-	-	-	-
	Other securities			1,715,862	(64,456)	1,651,406	-	-	-	-
				3,207,391	**(78,217)**	**3,129,174**				
BIC										
	Bonds BIC 98 - 3ª emissão	Jul / 98; Aug/98; Sept/98	EUR	56,983		56,983	6M Euribor +15bp	semi-annual	2003	-
	Bonds BIC 99 - 3ª emissão	Sept/99; Nov/99	EUR	200,000	(107,911)	92,089	6M Euribor +65bp	semi-annual	2008	-
	Bonds BIC/SFE 2000 - 1ª emissão	Sept/00	EUR	75,000	(75,000)	-	6M Euribor +32bp	semi-annual	2005	-
	Bonds BIC/CAYMAN 2001 - 1ª à 23ª emissão	Feb/01 to Jun/01	EUR	1,200,000	(11,180)	1,188,820	5,4% - 6,075%	annual	2008 - 2013	-
	Bonds BIC/CAYMAN 2001 - 24ª à 27ª emissão	Jul/01	EUR	300,000		300,000	6,01% - 6,16%	annual	2014 - 2015	-
	Bonds BIC/CAYMAN 2001 - 28ª à 30ª emissão	Oct/01 to Nov/01	EUR	150,000		150,000	4,29% - 5,42%	annual	2004 - 2011	-
	Bonds BIC/CAYMAN 2002 - 1ª emissão	Mar/02	EUR	70,000		70,000	5,915%	annual	2012	-
	Bonds BIC/CAYMAN 2002 - 2ª emissão	Mar/02	EUR	5,000		5,000	4,650%	quarterly	2012	-
	Bonds BIC/CAYMAN 2002 - 3ª à 5ª emissão	Mar/02 to Jun/02	EUR	130,000	(91,400)	38,600	5,23% - 5,42%	annual	2007	-
				2,186,983	**(285,491)**	**1,901,492**				
	Certificates of deposit	-	EUR	4,216		4,216	-	-	-	-
				2,191,199	**(285,491)**	**1,905,708**				
BESLEASING MOBILIÁRIA										
	Bonds BLM 00	Nov/00	EUR	50,000	(48,903)	1,097	6M Euribor	semi-annual	2005	-
				50,000	**(48,903)**	**1,097**				
BESLEASING IMOBILIÁRIA										
	Bonds BLI 99	Dec / 99	EUR	12,000	(12,000)	-	3,580%	semi-annual	2009	-
	Bonds BLI 00	Nov/00	EUR	60,000	(60,000)	-	3,659%	semi-annual	2010	-
				72,000	**(72,000)**	**-**				
BES FINANCE										
	Euro Medium Term Notes Programme	Feb / 99	EUR	400,000		400,000	3M Euribor +15bp	quarterly	2004	Luxembourg
	Euro Medium Term Notes Programme	Jan / 00	USD	286,068		286,068	3M USD Libor +15bp	quarterly	2005	Luxembourg
	Euro Medium Term Notes Programme	Sept / 00	EUR	500,000		500,000	3M Euribor +15bp	quarterly	2003	Luxembourg
	Euro Medium Term Notes Programme	Nov / 00	EUR	225,000		225,000	3M Euribor +18,75bp	quarterly	2005	Luxembourg
	Euro Medium Term Notes Programme	Nov / 00	USD	286,068		286,068	3M USD Libor +20bp	quarterly	2005	Luxembourg
	Euro Medium Term Notes Programme	Jan / 01	EUR	400,000		400,000	3M Euribor +17,5bp	quarterly	2006	Luxembourg
	Euro Medium Term Notes Programme	Jun / 01	EUR	600,000		600,000	3M Euribor +10bp	quarterly	2004	Luxembourg
	Euro Medium Term Notes Programme	Sept / 01	EUR	600,000		600,000	3M Euribor +20bp	quarterly	2006	Luxembourg
	Euro Medium Term Notes Programme	Jan / 02	EUR	100,000		100,000	3M Euribor +17bp	quarterly	2004	Luxembourg
	Euro Medium Term Notes Programme	Jun / 02	EUR	600,000		600,000	3M Euribor +20bp	quarterly	2007	Luxembourg
	Euro Medium Term Notes Programme	Jul / 02	HKD	21,400		21,400	HKD HIBOR3M+25,5bp	quarterly	2006	Luxembourg
				4,018,536	**-**	**4,018,536**				
BESI										
	Bonds "Super Rendimento Best"	Nov / 01	EUR	3,071		3,071	6,25%	annual	2003/2004	Lisbon
	Euro Medium Term Notes Programme	Sept/99 to Dec/01	EUR	117,678	(2,500)	115,178	7,85%	semmi-annual/annual	2004/2011	-
	Euro Medium Term Notes Programme	Mar/00 to Dec/01	EUR	97,650	(50,093)	47,557	a)	quarterly/annual	2003/2017	-
				218,399	**(52,593)**	**165,806**				
ES PLC										
	Equity linked notes	May/02	EUR	21,011		21,011	a)	maturity	2003	-
				21,011	**-**	**21,011**				
EUROGES										
	Commercial paper	Oct/02	EUR	28,000		28,000	3,420%	issued at discount	2003	-
				28,000	**-**	**28,000**				
BESNAC										
	Commercial paper	Nov/02	USD	962		962	1,326%	maturity	2003	New York
				962	**-**	**962**				
BES AÇORES										
	Certificates of deposit	-	EUR	557		557	-	-	-	-
				557	-	557				
TOTAL				**9,808,055**	**(537,204)**	**9,270,851**				
Bonds						**3,383,428**				
Euro Medium Term Notes						**4,181,271**				
Certificates of deposit						**1,656,179**				
Other securities						**49,973**				
TOTAL CONSOLIDATED						**9,270,851**				

a) Variable yield determined according to changes in associated basket, as defined in the terms and conditions



Note 18 > Other Liabilities

	BES		Consolidated	
	2002	2001	2002	2001
Income tax	1,196	-	13,811	15,848
Public sector	11,280	10,729	21,415	20,326
Non-resident creditors	7,571	5,610	30,884	46,864
Suppliers	21,437	20,187	32,393	29,027
Other creditors	36,019	62,098	85,468	125,808
Others	1,398	1,534	3,912	5,308
	78,901	**100,158**	**187,883**	**243,181**

Note 19 > Accruals and Deferred Income

	BES		Consolidated	
	2002	2001	2002	2001
Accrued costs	307,916	317,569	395,844	405,138
Deferred income	25,429	27,352	52,273	44,650
Other sundry liabilities	37,932	14,062	61,502	43,775
Collection pending settlement	7,364	8,900	24,810	31,241
Stock exchange transactions pending settlement	39,506	-	185,902	59,689
Others	23,288	6,633	63,428	110,764
	441,435	**374,516**	**783,759**	**695,257**



As at 31 December 2002 and 2001, the balance Stock exchange transactions pending settlement, both in assets and liabilities side (see Note 14), shows the net balance of the Bank's and the Group's sale and purchase orders for which payment has not yet been received.

Note 20 > Provisions for Liabilities and Charges

Provisions for liabilities and charges movement for the years ended 31 December 2002 and 2001, is analysed as follows:

	Provisions shown as a deduction to total assets						
	Specific provisions for other loans and advances to credit institutions	Specific provisions for overdue loans and interest	Specific provisions for doubtful loans	Specific provision for securities	Specific provisions for investments	Provisions for other debtors	Total
BES							
Balance as at 31.12.00	**33,013**	**167,801**	**10,136**	**120,783**	**48,172**	**3,572**	**383,477**
Exchange rate and other	2,893	627	-	948	-	73	4,541
Transfers	-	975	-	-	-	-	975
Charge for the year	10,300	75,256	3,195	114,921	23,166	639	227,477
Charge off	(24,981)	(77,519)	-	(35,733)	-	(1,024)	(139,257)
Write back for the year	(7,905)	(2,856)	-	(91,756)	(146)	(351)	(103,014)
Balance as at 31.12.01	**13,320**	**164,284**	**13,331**	**109,163**	**71,192**	**2,909**	**374,199**
Regulation no. 4/2002	-	-	-	-	30,403	-	30,403
Exchange rate and other	(2,036)	(1,036)	17	(3,484)	(1,931)	720	(7,750)
Transfers	(1,023)	(1,034)	-	20,984	(20,699)	4,483	2,711
Charge for the year	1,059	93,741	12,321	101,304	2,317	2,707	213,449
Charge off	(2,257)	(61,385)	(33)	(42,106)	(42,210)	(56)	(148,047)
Write back for the year	(195)	(4,033)	(5,027)	(53,703)	(1,036)	(1,362)	(65,356)
Balance as at 31.12.02	**8,868**	**190,537**	**20,609**	**132,158**	**38,036**	**9,401**	**399,609**
CONSOLIDATED							
Balance as at 31.12.00	**33,080**	**288,807**	**16,911**	**137,960**	**5,497**	**18,498**	**500,753**
Exchange rate and other	2,888	1,131	26	954	(499)	11	4,511
Transfers	(5)	3,095	(3,533)	4,258	(2,933)	(677)	205
Charge for the year	11,045	142,278	8,280	166,106	20,364	2,459	350,532
Charge off	(24,977)	(115,504)	-	(37,373)	-	(1,051)	(178,905)
Write back for the year	(8,693)	(30,144)	(6,315)	(137,740)	(457)	(1,618)	(184,967)
Balance as at 31.12.01	**13,338**	**289,663**	**15,369**	**134,165**	**21,972**	**17,622**	**492,129**
Regulation no. 4/2002	-	-	-	-	29,233	-	29,233
Exchange rate and other	(2,060)	12,482	49	(4,841)	1,283	433	7,346
Transfers	(1,023)	(3,421)	(240)	33,181	(20,692)	1,134	8,939
Charge for the year	1,237	183,348	19,155	173,874	2,742	5,323	385,679
Charge off	(2,257)	(96,551)	(126)	(50,939)	(20)	(350)	(150,243)
Write back for the year	(365)	(42,558)	(9,724)	(101,662)	(130)	(2,224)	(156,663)
Balance as at 31.12.02	**8,870**	**342,963**	**24,483**	**183,778**	**34,388**	**21,938**	**616,420**



a) Includes euro 42,189 thousand, in the individual financial statements and euro 25,684 thousand, in the consolidated financial statements, related to the sale of IASA charge off (see Note 9).
b) Includes euro 20,406 thousand write back related to the sale of IASA (see Note 9).

amounts expressed in thousand euros

	Provisions shown as liabilities					Total
	Provisions for pension liabilities	Provisions for general banking risks	Provisions for other liabilities and charges	General provisions for credit risks	Total	
BES						
Balance as at 31.12.00	-	-	-	**177,261**	**177,261**	**560,738**
Exchange rate and other	-	-	-	547	547	5,088
Transfers	-	-	35,382	(975)	34,407	35,382
Charge for the year	-	-	-	18,119	18,119	245,596
Charge off	-	-	-	-	-	(139,257)
Write back for the year	-	-	-	(479)	(479)	(103,493)
Balance as at 31.12.01	-	-	**35,382**	**194,473**	**229,855**	**604,054**
Regulation no. 4/2002	-	-	-	-	-	30,403
Exchange rate and other	-	-	(1)	(1,759)	(1,760)	(9,510)
Transfers	-	-	-	(2,711)	(2,711)	-
Charge for the year	-	-	8,316	61,643	69,959	283,408
Charge off	-	-	(5,698)	(750)	(6,448)	(154,495)
Write back for the year	-	-	(10,000)	(9,048)	(19,048)	(84,404)
Balance as at 31.12.02	-	-	**27,999**	**241,848**	**269,847**	**669,456**
CONSOLIDATED						
Balance as at 31.12.00	**3,734**	**54,079**	-	**254,728**	**312,541**	**813,294**
Exchange rate and other	-	(48)	-	3,493	3,445	7,956
Transfers	-	(121)	37,202	(1,354)	35,727	35,932
Charge for the year	1,593	14,707	1,022	36,364	53,686	404,218
Charge off	(5,280)	-	-	-	(5,280)	(184,185)
Write back for the year	-	(8,779)	(424)	(5,212)	(14,415)	(199,382)
Balance as at 31.12.01	**47**	**59,838**	**37,800**	**288,019**	**385,704**	**877,833**
Regulation no. 4/2002	-	-	-	-	-	29,233
Exchange rate and other	7,565	821	12,414	(135)	20,665	28,011
Transfers	-	(451)	2,492	(10,980)	(8,939)	-
Charge for the year	735	6,523	10,538	90,713	108,509	494,188
Charge off	(3,679)	(25,684) a)	(5,698)	(756)	(35,817)	(186,060)
Write back for the year	(8)	(26,453) b)	(12,024)	(18,185)	(56,670)	(213,333)
Balance as at 31.12.02	**4,660**	**14,594**	**45,522**	**348,676**	**413,452**	**1,029,872**



a) Includes euro 42,189 thousand, in the individual financial statements and euro 25,684 thousand, in the consolidated financial statements, related to the sale of IASA charge off (see Note 9).
b) Includes euro 20,406 thousand write back related to the sale of IASA (see Note 9).



Note 21 > Subordinated Debt

Subordinated debt on an individual and consolidated basis is as follows:

Designation	Issuer	Issue Date	Currency	Amount ('000 Euros)	Eliminations ('000 Euros)	Consolidated ('000 Euros)	Index
Subordinated Bonds	BES	Oct/93	EUR	34,997	-	34,997	Lisbor 6m
Subordinated Bonds	BES	May/96	EUR	59,856	-	59,856	Lisbor 6m
Subordinated Bonds	BES	Jun/97	EUR	99,760	-	99,760	Lisbor 6m
Subordinated Perpetual Bonds	BES	Jun/97	EUR	99,760	-	99,760	Lisbor 3m
Subordinated Loans	BES (Cayman)	Nov/00	USD	47,678	(47,678)	-	-
Subordinated Loans	BES (Cayman)	Nov/00	EUR	300,000	(300,000)	-	-
Subordinated Loans	BES (Cayman)	Nov/01	USD	238,390	(238,390)	-	Libor 3m
Subordinated Loans	BES (Cayman)	May/02	EUR	400,000	(400,000)	-	-
Subordinated Loans	BES (Cayman)	May/02	EUR	500,000	(500,000)	-	-
				1,780,441	(1,486,068)	294,373	
Subordinated Bonds BIC 93	BIC	Mar/93	EUR	9,553	-	9,553	TBA
Subordinated Perpetual Bonds BIC 97	BIC	Nov/97	EUR	49,880	(340)	49,540	Lisbor 3m Lisbor 3m
Subordinated Perpetual Bonds BIC 98	BIC	Nov/98	EUR	24,940	(765)	24,175	Lisbor 3m Lisbor 3m
Subordinated Loans	BIC (Cayman)	Jan/00	EUR	40,000	(40,000)	-	Euribor 3m
Subordinated Loans	BIC (Cayman)	Dec/00	EUR	60,000	(60,000)	-	Euribor 3m
				184,373	(101,105)	83,268	
Subordinated Bonds	BES Finance	Nov/99	USD	47,678	-	47,678	-
Subordinated Bonds	BES Finance	Mar/00	EUR	300,000	-	300,000	-
Subordinated Bonds	BES Finance	May/01	EUR	400,000		400,000	-
Subordinated perpetual Bonds	BES Finance	May/02	EUR	500,000		500,000	-
				1,247,678	-	1,247,678	
Subordinated Bonds	Besl. Imobiliária	May/01	EUR	7,000	(7,000)	-	Euribor 6m
Subordinated Bonds	Besl. Mobiliária	Dec/99	EUR	12,000	-	12,000	Euribor 6m
Subordinated Perpetual Bonds	Credibom	Nov/99	EUR	9,000	(400)	8,600	Euribor 3m Euribor 3m
Subordinated Bonds	BESI	Dec/96	EUR	29,928	-	29,928	Lisbor 6m
Subordinated Bonds	BESI	Dec/98	EUR	19,952	-	19,952	Euribor 6m
				49,880	-	49,880	
TOTAL				3,290,372	(1,594,573)	1,695,799	





(a) The interest rate on these bonds can never fall bellow the annual base rate (TBA) prevailing over the same period
(b) Interest on the first coupon was based on 15% rate
(c) Interest on the first coupon was based on Lisbor 6 months plus a spread of 0.60%

	Interest rate				Call Option		
	Spread	Present rate	Coupon	Maturity	On Coupons	Associated premium	Listed
Subordinated Bonds	+ 0.125%	3.250%	1st to last (a)	2011	11th / 13th / 16th	0.125% / 0.1% / 0.075%	Lisbon
Subordinated Bonds	+ 0.15%	3.250%	1st to last	2006	11th / 13th / 16th	0.125% / 0.1% / 0.075%	Lisbon
Subordinated Bonds	+ 0.15%	3.125%	1st to last	2007	11th / 13th / 16th	0.125% / 0.1% / 0.075%	Lisbon
Subordinated Perpetual Bonds	+0.68% +2.18%	3.666% -	1st to 28th After 28th	-	28th and after	-	Lisbon
Subordinated Loans	-	7.800%	-	2009	-	-	-
Subordinated Loans	-	6.663%	-	2010	-	-	-
Subordinated Loans	+2.00%	3.920%	-	-	-	-	-
Subordinated Loans	-	6.255%	-	2011	-	-	-
Subordinated Loans	-	6.635%	-	-	10th	-	-
Subordinated Bonds BIC 93	x 1.055	3.438%	2nd to last (b)	2003	10th / 12th / 14th / 16th /18th	0.125% / 0.1% / 0.075% / 0.05% / 0.025%	Lisbon
Subordinated Perpetual Bonds BIC 97	+ 0.73% + 2.23%	3.897% -	1st to 28th After 28th	-	28th and after	-	Lisbon
Subordinated Perpetual Bonds BIC 98	+ 1.95% + 2.95%	5.045% -	1st to 28th After 28th	-	28th and after	-	-
Subordinated Loans	+ 1.80%	4.855%	1st to last	-	19th and after	-	-
Subordinated Loans	+ 1.80%	4.855%	1st to last	-	15th and after	-	-
Subordinate dBonds	-	7.800%	1st to 20th	2009	-	-	Luxembourg
Subordinated Bonds	-	6.625%	1st to 10th	2010	-	-	Luxembourg
Subordinated Bonds	-	6.250%	1st to 10th	2011	-	-	Luxembourg
Subordinated Perpetual Bonds	-	6.625%	1st to 10th	-	-	-	Luxembourg
Subordinated Bonds	+ 1.25%	4.427%	1st to last	2011	10th and after	-	-
Subordinated Bonds	+ 1.12%	4.000%	1st to last	2009	10th and after		-
Subordinated Perpetual Bonds	+ 1.50% + 2.50%	5.125% -	1st to 20th 21st to last	- -	20th and after	-	-
Subordinated Bonds	+ 0.5%	3.410%	1st to last	2006	-	-	Lisbon
Subordinated Bonds	+0.6%	3.490%	2nd to last (c)	2008	14th	-	Lisbon



The value of expenses charged and paid during 2002 and 2001, related with subordinated debt, by BES is as follows:

	BES			
	2002		2001	
	Expenses charged	Expenses paid	Expenses charged	Expenses paid
Bonds	7,059	7,126	12,005	12,825
Perpetual Bonds	4,104	4,107	5,130	5,139
Investment fund units	-	-	3	10
	11,163	11,233	17,138	17,974

Note 22 > Minority Interests

As at 31 December 2002 and 2001, the balance of Minority interests in the consolidated financial statements is analysed as follows:

	2002	2001
BESOL	238,938	284,263
ESOL	238,973	284,079
BEST	9,842	9,877
BESI a)	5,058	5,960
BESSA a)	571	(3,663)
BESLEASING MOBILIÁRIA	4,066	4,782
ESAF SGPS	9,085	9,821
ESDATA	-	4,467
CREDIBOM	11,859	10,640
BESLEASING IMOBILIÁRIA	3,381	3,070
ES CAPITAL	82	80
ES COBRANÇAS	-	35
BES ORIENTE	50	75
CREDIFLASH	429	436
E,S, FINANCIAL CONSULTANTS	147	142
GESFINC	11	17
ES CONTACT CENTER	613	826
E,S, BANK	506	612
BAC b)	10,138	-
QUINTA DOS CÓNEGOS c)	434	-
OTHERS	53	17
	534,236	615,536

a) Minority interests arising from BESI and BESSA's subconsolidation
b) Companies incorporated/acquired during 2002
c) Company included in the consolidated financial statements in 2002.



Minority interests of ESOL correspond to the Euro equivalent of US$ 100 million and US$ 150 million, represented by 10 million non-voting preference shares, with a face value of US$ 25 per share, issued by that company in the United States in November 1993 and August 1999, respectively.

These preference shares, which are listed on the New York Stock Exchange, pay a quarterly preferred dividend of 8.5% p.a. on nominal value, as follows:
• US$ 100 million - 31 March, 30 June, 30 September and 31 December of each year;
• US$ 150 million - 1 March, 1 June, 1 September and 1 December of each year, beginning 1 December 1999;

BESOL issued 10 million non-voting preference shares, with a face value of US$ 25 each, listed in the London Stock Exchange in November 1996. The Euro equivalent of the US$ 250 million corresponds to the respective minority interest shown.

These preference shares pay a preferred quarterly dividend on 15 February, 15 May, 15 August, and 15 November of each year, based on 3 months Libor for US Dollar plus 1.95% p.a.

Preferred shares of ESOL issuance are redeemable wholly or in part at face value at ESOL's option, from 1 December 2003 (1st issue) and 1 September 2004 (2nd issue), while those of BESOL issuance are redeemable from 1 October 2001 onwards, subject to prior approval of Bank of Portugal.



BES unconditionally guarantees dividends and principal repayments relative to either of the two above-mentioned issues, as there were earnings and reserves at the end of the previous year available for distribution to the Bank's shareholders.

During 2002, the Bank and the Group paid dividends in the amount of euro 21,952 thousand (31 December 2001 - euro 19,203 thousand) and euro 29,333 thousand (31 December 2001 - euro 42,241 thousand), respectively. This expense borne by the Group relative to these preferred shares was shown in the consolidated statement of income under Minority interests.

These shares rank lower than any BES liability, and "*pari passu*" relative to any preference shares that may come to be issued by the Bank.

Note 23 > Changes in Shareholders' Equity

	BES				
	Total Shareholders Equity	Capital	Share premium	Legal Reserve	Other reserves and retained earnings
Balance as at 31 December 2000	**1,514,285**	**1,000,000**	**293,562**	**57,361**	**163,362**
Legal reserve	-	-	-	13,439	(13,439)
Dividends	(86,400)	-	-	-	(86,400)
Bonus to employees	(16,500)	-	-	-	(16,500)
Pension plan	(10,000)	-	-	-	(10,000)
Extraordinary expenses with the pension fund	(66,844)	-	(66,844)	-	-
Net change in the pension fund	(33,768)	-	(33,768)	-	-
Net income for the year	141,140	-	-	-	141,140
Balance as at 31 December 2001	**1,441,913**	**1,000,000**	**192,950**	**70,800**	**178,163**
Legal reserve	-	-	-	14,115	(14,115)
Dividends	(75,200)	-	-	-	(75,200)
Bonus to employees	(14,400)	-	-	-	(14,400)
Capital increase:					
Incorporation of reserves and share premium	-	250,000	(192,950)	(57,050)	-
Subscription at 11 euros per share	550,000	250,000	300,000	-	-
Regulation 4/2002	(30,403)	-	-	-	(30,403)
Net income for the year	129,374	-	-	-	129,374
Balance as at 31 December 2002	**2,001,284**	**1,500,000**	**300,000**	**27,865**	**173,419**



	Consolidated					
	Total Shareholders Equity	Capital	Share premium	Goodwill	Legal Reserve	Other reserves and retained earnings
Balance as at 31 December 2000	**1,439,428**	**1,000,000**	**293,562**	**(269,977)**	**57,361**	**358,482**
Legal reserve	-	-	-	-	13,439	(13,439)
Dividends	(86,400)	-	-	-	-	(86,400)
Bonus to employees	(16,500)	-	-	-	-	(16,500)
Pension plan	(10,000)	-	-	-	-	(10,000)
Extraordinary expenses with the pension fund	(66,844)	-	(66,844)	-	-	-
Net change in the pension fund	(33,768)	-	(33,768)	-	-	-
Other consolidation reserves	2,449	-	-	-	-	2,449
Goodwill	(22,390)	-	-	(11,210)	-	(11,180)
Consolidated net income for the year	197,709	-	-	-	-	197,709
Balance as at 31 December 2001	**1,403,684**	**1,000,000**	**192,950**	**(281,187)**	**70,800**	**421,121**
Legal reserve	-	-	-	-	14,115	(14,115)
Dividends	(75,200)	-	-	-	-	(75,200)
Bonus to employees	(21,620)	-	-	-	-	(21,620)
Capital increase:						
Incorporation of reserves and share premium	-	250,000	(192,950)	-	(57,050)	-
Subscription at 11 euros per share	550,000	250,000	300,000	-	-	-
Regulation 4/2002	(29,233)	-	-	-	-	(29,233)
Sale of IASA	-	-	-	62,071	-	(62,071)
Pension fund of BESSA	(3,029)	-	-	-	-	(3,029)
Merger of BESV	1,672	-	-	-	-	1,672
Exchange differences	(6,042)	-	-	-	-	(6,042)
Other consolidations reserves	(6,952)	-	-	-	-	(6,952)
Goodwill	(34,261)	-	-	(34,261)	-	-
Consolidated net income for the year	222,461	-	-	-	-	222,461
Balance as at 31 December 2002	**2,001,480**	**1,500,000**	**300,000**	**(253,377)**	**27,865**	**426,992**

• Capital and share premium

During 2002, the Bank increased its capital from euro 1,000,000 thousand to euro 1,500,000 thousand through the issue of 100,000,000 new bearer common shares, with a face value of euro 5 each, as follows:

- 50,000,000 new shares through incorporation of reserves and share premium as a scrip issue in the proportion of one new share per four held;
- 50,000,000 new shares as a rights issue, in the proportion of one new share for each four held, at the price of 11 euros each;

As at 31 December 2002 the Bank's share capital, in the amount of euro 1,500,000 thousand, was represented by 300,000 thousand common shares, with a face value of 5 euros each, which were subscribed and fully paid by the following entities:

	% Capital	
	2002	2001
BESPAR - Sociedade Gestora de Participações Sociais. SA	41.98%	41.98%
Crédit Agricole. SA	8.81%	8.81%
Companhia de Seguros Tranquilidade Vida. SA	6.14%	6.14%
Banco Bradesco. SA	3.00%	-
Others	40.07%	43.07%
	100.00%	100.00%

In 2002, the share premium increased by euro 107,050 thousand in net terms resulting from an increase of euro 300,000 thousand due to the capital increase of new 50,000,000 shares and a decrease due to the incorporation in capital of 192,950 thousand shares.

Stock-based Incentive Scheme (SIBA)

The Bank's General Meeting of 20 June 2000 approved the implementation of a stock-based incentive scheme. The first stock bonus plan was carried out in 2000. As at 31 December 2002, 5,327 thousand shares (1.78% of total share capital) are allocated (31 December 2001 - 1,735 thousand shares, 0.87% of total share capital), for an overall amount of euro 56.1 million (31 December 2001 - euro 31.0 million). This amount is included under Other debtors - sundry debtors (see Note 13).



Legal Reserve

The sole permitted uses of legal reserve are the coverage of accumulated losses or the increase of capital. Portuguese legislation applicable to the banking sector (Article 97 of Decree-Law no. 298/92, 31 December) requires that the legal reserve be credited with a minimum of 10% of each year's net earnings until it is equal to the registered capital. During 2002, the Bank made use of euro 57,050 thousand for its capital increase.

Other reserves and retained earnings

Other reserves and retained earnings include the non-distributed earnings from previous years, less euro 253,377 thousand (31 December 2001 - euro 281,187 thousand) corresponding to the charge-off of Goodwill (net of Capital reserve) (see Note 3.2).

The movements in Goodwill (net of Capital reserve), for the year ended, 31 December 2002, were as follows:

	2001	Movement	2002
BESSA	8,899	-	8,899
BESLEASING MOBILIÁRIA	5,442	(229)	5,213
BESLEASING IMOBILIÁRIA	(887)	(4)	(891)
BIC	54,768	-	54,768
EUROGES	(129)	-	(129)
CREDIFLASH	198	(81)	117
CÊNTIMO	298	-	298
BESI	43,715	(180)	43,535
BES VÉNÉTIE	1,277	(1,611)	(334)
ES DEALER	1,852	-	1,852
E.S. CAPITAL	(45)	-	(45)
ESAF SGPS	(36)	(438)	(474)
INTERATLÂNTICO	55,481	(55,481)	-
ESDATA	134	-	134
E.S. BANK	37,035	-	37,035
E.S. FINANCIAL CONSULTANTS	284	30	314
QUADRIGA a)	2,055	173	2,228
SGPICE a)	(1,000)	37	(963)
CLARITY a)	5,713	3,243	8,956
BENITO Y MONJARDIN	7,156	-	7,156
ESAF, SA (SPAIN)	58,952	(87)	58,865
GESFINC	25	-	25
OBLOG b)	-	8,793	8,793
BES AÇORES b)	-	(4,436)	(4,436)
ESEGUR b)	-	(183)	(183)
PORTLINE b)	-	4,693	4,693
JAMPUR b)	-	15,306	15,306
QUINTA DOS CÓNEGOS b)	-	2,605	2,605
BES INTERNACIONAL SGPS b)	-	40	40
	281,187	**(27,810)**	**253,377**
Of which:			
Acquisitions		34,261	
Sales		(62,071)	
		(27,810)	

a) Companies of the Sub-group BES.COM
b) Companies included in the consolidated financial statements in 2002



The Bank's 2001 earnings were appropriated as follows:

Legal reserve	14,115
Other reserves	37,425
Distribution to:	
• Shareholders	75,200
• Employees	14,400
	141,140

Note 24 > Pension Fund

In compliance with the collective labour agreement for the banking sector entered into with the unions, the Bank undertook to grant its employees, or their families, pension on retirement and disability, and widows' pensions. Pension payments consist of a rising percentage based on years of service, applicable to each year's negotiated salary table for the active workforce.

In accordance with Decree?Law no. 396/86, 25 November, on 30 December 1987 the Bank established a pension fund to cover the above?mentioned liability with pension payments in relation to the employees in service at that time.

In 1998, the Bank and the Group's subsidiaries decided to set up an autonomous open-end pension fund - the Fundo de Pensões Aberto GES - to fund complementary pension benefits of pensioners and employees in service.

These pensions funds are managed by ESAF - Espírito Santo Fundo de Pensões, S.A..

The measurement and recognition of pensions liabilities was until 2000, in accordance with Regulation no. 6/1995, 21 September, of the Bank of Portugal. During 2001, the Bank of Portugal issued Regulation no. 12/2001, 9 November, which introduced significant changes to pension accounting. The application of the new regulation to the years ended on 31 December 2002 and 31 December 2001 is analysed as follows:



i) Number of participants

	BES		Consolidated
	2002	2001	2002
Employees	4,574	4,998	6,026
Pensioners	3,860	4,237	3,909
Widows and other direct relatives	768	720	777
Total	9,202	9,955	10,712

ii) Increases in pension liabilities in the period

The Bank and Group's liabilities increased in 2002 as follows:

	BES		Consolidated
	2002	2001	2002
Liabilities at the beginning of the period	**930,815**	**848,829**	**1,011,601**
Service cost	10,070	10,805	15,141
Interest cost	55,849	59,418	60,950
Early retirement	74,123	68,524	79,099
Benefits paid	(64,931)	(57,160)	(65,961)
Actuarial (gains) and losses	43,083	399	45,378
(Spin off)/integration of BES Azores	(1,552)	-	5,928
Liabilities at the end of the period	**1,047,457**	**930,815**	**1,152,136**
Pensioners	847,625	708,208	871,446
Employees	199,832	222,607	280,690
Unrecognized prior service costs	(62,992)	(83,561)	(72,967)
Liabilities to be covered	**984,465**	**847,254**	**1,079,169**
Fair value of plan assets	984,465	847,769	1,083,492
Accruals	-	-	1,230
Total coverage	**984,465**	**847,769**	**1,084,722**
Excess/(deficit) coverage	**-**	**515**	**5,553**
Liabilities for future services	**208,166**	**205,883**	**309,927**



iii) Fair value of plan assets - movements in the year

Movements in the year were as follows:

	BES		Consolidated
	2002	2001	2002
Opening balance	847,769	713,428	921,298
(Spin off)/integration of BES Azores	(1,281)	-	7,474
(+) Bank and Group contributions	282,633	219,824	303,723
(-) Pensions paid	64,931	57,160	65,961
(+) Actual return on plan assets	(79,725)	(28,323)	(83,042)
(=) Year-end balance	984,465	847,769	1,083,492
(+) Accruals	-	-	1,230
(=) Total coverage	**984,465**	**847,769**	**1,084,722**

The actual return on plan assets, for BES and the Group, includes actuarial losses of euro 127,098 thousand and euro 134,867 thousand, respectively.

iv) Recognition of liabilities arising in 2002

		BES		Consolidated
		2002	2001	2002
	Service cost	10,070	10,805	15,141
(+)	Interest cost	55,849	59,418	60,950
(-)	Expected return on plan assets	47,373	46,687	51,825
(=)	Current expenses	18,546	23,536	24,266
(+)	Amortization of unrecognised prior service cost	7,636	8,591	8,739
(+)	Anticipation of unrecognised prior service cost	12,147	9,480	12,487
(+)	Early retirements	74,123	68,524	79,099
(+)	Actuarial gains and losses	170,181	75,925	180,245
(=)	Liabilities accrued in the period	282,633	186,056	304,836

v) Accounting movements in the period

The increase in liabilities in 2002 had the following accounting treatment:

		BES		Consolidated
		2002	2001	2002
	Staff costs	18,546	19,823	24,266
(+)	Extraordinary losses	19,783	11,950	21,226
(+)	Appropriation of net income	-	10,000	-
(+)	Fluctuations (pensions)	28,819	75,949	31,614
(+)	Use of reserves / share premium	-	66,844	-
(+)	Deferred costs (pensions)	215,485	1,490	227,730
(=)	Liabilities for the period	282,633	186,056	304,836
	Amortization of deferred costs (pensions) of prior years	7,580	-	8,267



In 2001, after the approval of the Bank of Portugal, BES charged to share premium actuarial differences from prior years in the amount of euro 33,768 thousand.

The amount charged to the statement of income for the Bank and for the Group amounts to euro 45,909 thousand (2001: euro 31,773 thousand) and euro 53,759 thousand, respectively, and corresponds to the sum of the current expenses of the plan in the amount of euro 18,546 thousand and euro 24,266 thousand, amortisation of unrecognised prior service cost in the amount of euro 19,783 thousand and euro 21,226 thousand and of the amortization of deferred costs (pensions) 2002 of euro 7,580 thousand and euro 8,267 thousand, respectively.

vi) Deferred costs and fluctuations (pensions)

The movements in Deferred costs (pensions) and Fluctuations (pensions) are as follows:

	BES		Consolidated
	2002	2001	2002
Opening net balance of Deferred costs (pensions)	1,512	-	4,787
(+) Early retirements for the year	74,123	1,680	79,099
(+) Actuarial losses of the year	141,362	-	148,631
(+) Others	-	-	(389)
(-) Amortization of the year	7,580	168	8,267
(=) Closing net balance of Deferred costs (pensions)	209,417	1,512	223,861
Fluctuation (pensions)	104,746	75,949	113,518

The balance of Deferred costs (pensions) will be amortized over 10 years, as mentioned in the accounting policy described in Note 3.3 j).

vii) Contribution of the Bank and Group to the fund

The current and extraordinary contributions to the pension funds are as follows:

	BES		Consolidated
	2002	2001	2002
Current contributions	26,182	32,127	31,892
Extraordinary contributions			
Early retirement	74,123	68,524	79,099
Unrecognised prior service cost	12,147	9,480	12,487
Actuarial losses of the year	170,181	75,925	180,245
Actuarial differences from prior years	-	33,768	-
	256,451	187,697	271,831
	282,633	**219,824**	**303,723**
Accruals	-	-	1,113
	282,633	**219,824**	**304,836**



viii) Minimum funding requirements

	BES		Consolidated
	2002	2001	2002
Minimum funding requirements	977,134	840,301	1,068,294
Fair value of plan assets	984,465	847,769	1,084,722
Coverage excess/(deficit)	**7,331**	**7,468**	**16,428**

The above tables do not include BESSA's pension information, given that Spanish regulations are different from Portuguese regulations.

As at 31 December 2002 and 2001, the pension liabilities were calculated in accordance with the following assumptions, based on the mortality table TV 73/77, and the present value of projected and present salaries for employees and pensioners, respectively:

	ACTV Fund		Open-end Pension Fund	
	Assumption	Actual (2002)	Assumption	Actual (2002)
Increase in future compensation levels	3%	3.2%	3%	3.2%
Expected return on plan assets	6%	-9.9%	6%	-4.7%
Pensions increase rate	2%	3.2%	2%	3.2%
Actuarial method	Projected Unit Credit Method			

No disability retirements are considered in the calculation of total liabilities.

The Bank intends to make regular actuarial valuations for the purpose of updating liabilities and validate the assumptions used.

The combined liabilities of the Bank and its subsidiaries, including BESSA, for retirement pensions which, as at 31 December 2002, amounted to euro 1,157,894 thousand (2001 - euro 1,017,238 thousand) are covered by pension funds and provisions in the amount of euro 1,089,044 thousand (2001: euro 925,669 thousand).



The pension fund's assets used by BES Group, as at 31 December 2002, refer only to premises in the amount of euro 41,209 thousand (2001: euro 50,824 thousand). During 2002, BES sold to the pension fund 22,369 thousand shares of VTR, SGPS, SA for euro 32,000 thousand . This transaction generated a surplus of euro 9,631 thousand in BES's financial statements and it is expected that it will generate an equal gain in the pension fund.

Note 25 > Off Balance Sheet Items

	BES		Consolidated	
	2002	2001	2002	2001
Obligations and future commitments				
Guarantees granted	8,859,336	7,839,326	4,282,956	4,111,083
Documentary credit outstanding	204,657	207,558	224,381	223,095
Others	19,891	28,997	20,137	37,204
	9,083,884	8,075,881	4,527,474	4,371,382
Commitments				
Irrevocable credits	229,509	486,426	664,267	704,413
Revocable credits	1,851,355	1,279,070	2,726,138	2,117,231
	2,080,864	**1,765,496**	**3,390,405**	**2,821,644**

As at 31 December 2002, the balance of Guarantees granted included euro 130,000 thousand of securities in the Bank's own portfolio earmarked as collateral for an irrevocable line of credit from Bank of Portugal, within the framework of the Major Transactions Payment System (SPGT). No drawings had been done against this credit line up to reporting date.

In the course of their activities, the Bank and BES Group employ derivative currency, interest-rate and equity instruments (i) to satisfy their customers' needs, (ii) to manage exchange and interest-rate risks associated with their assets and liabilities and off-balance-sheet items and (iii) to take positions that enable them to benefit from the market trend in light of expectations.



These instruments are associated with (i) market risks inherent in fluctuating quotes, exchange and/or interest rates, and (ii) credit risk represented by contract substitution at current market rates.

Gains or losses arising from trading of financial derivatives are accounted for, respectively, in Profits arising from trading activities and Losses arising from trading activities in the statement of income. In the course of 2002, the gains and losses obtained by the Bank and by BES Group from its financial operations, with financial derivatives and other financial instruments, are as follows:

	BES		Consolidated	
	2002	2001	2002	2001
Gains in financial operations	**2,561,031**	**3,341,111**	**3,335,070**	**3,804,228**
Financial derivatives	1,918,421	2,656,614	2,584,862	3,006,293
Others	642,610	684,497	750,208	797,935
Losses in financial operations	**2,474,658**	**3,265,993**	**3,207,344**	**3,688,274**
Financial derivatives	1,827,534	2,594,306	2,439,128	2,867,108
Others	647,124	671,687	768,216	821,166

Gains in financial operations - Others include gains obtained with the sale of the investment in Kredyt Bank (euro 18 million) and the shares exchange of BVLP by shares of Euronext (euro 7.8 million).

As at 31 December 2002, financial derivative instruments used and their respective notional and market values are as follows (millions of euros):

	BES		Consolidated	
	Notional	Market Value	Notional	Market Value
Contracts on Exchange Rate				
Over the counter	10,597	(31)	10,630	(30)
Organized market	-	-	31	-
Contracts on interest rate				
Over the counter	24,467	(127)	23,880	65
Organized market	9,286	34	9,794	-
Contracts on shares/indexes				
Over the counter	1,571	2	1,582	3
Organized market	-	-	25	-
ontracts over credit				
Over the counter	1,058	(3)	933	(11)
Organized market	-	-	-	-
TOTAL	**46,978**	**(125)**	**46,876**	**27**

The analysis of the notional values by the period to maturity, as at 31 December 2002, is as follows:



	BES					Consolidado				
	Up to 3 months	3 to 12 months	1 to 5 years	more than 5 years	Total	Up to 3 months	3 to 12 months	1 to 5 years	more than 5 years	Total
Contracts on Exchange Rate										
Over the counter	6,532	3,794	270	-	10,597	6,503	3,948	179	-	10,630
Organized market	-	-	-	-	-	17	7	7	-	31
Contracts on interest rate										
Over the counter	1,504	4,508	7,176	11,280	24,467	1,671	4,844	7,714	9,651	23,880
Organized market	5,552	3,733	-	-	9,286	5,770	3,915	109	-	9,794
Contracts on shares/indexes										
Over the counter	224	229	1,098	20	1,571	235	249	1,084	15	1,582
Organized market	-	-	-	-	-	25	-	-	-	25
Contracts over credit										
Over the counter	35	170	842	11	1,058	20	160	745	8	933
Organized market	-	-	-	-	-	-	-	-	-	-
	13,847	**12,435**	**9,386**	**11,310**	**46,978**	**14,240**	**13,124**	**9,838**	**9,674**	**46,876**

The detailed analysis of derivate instruments, as at 31 December 2002 and 2001 is as follows:

	BES					Consolidated				
	2002				2001	2002				2001
	Contract Value (1)	Market Value (2)	Book Value (3)	Credit risk (4)	Contract Value (1)	Contract Value (1)	Market Value (2)	Book Value (3)	Credit risk (4)	Contract Value (1)
Over the counter transactions										
Exchange rate operations										
Forward										
Trading										
Buy	-	-	-	-	-	4,759	24	24	183	34,923
Sell	-	-	-	-	-	4,759				34,731
Hedging										
Buy	20,229	(132)	(9)	345	51,293	64,078	(1,020)	(9)	652	72,001
Sell	20,358				51,509	65,100				72,194
Currency Swaps										
Trading		-	-	-	-	-				
Buy	-	-	-	-	-	89,227	3,260	3,260	5,282	35,748
Sell						85,212				36,287
Hedging										
Buy	10,266,224	(29,532)	250	308,034	9,938,215	10,166,726	(25,834)	279	308,419	10,128,581
Sell	10,299,330				9,916,602	10,195,868				10,107,784
Interest Rate Swaps										
Trading	16,183,650	21,292	21,292	513,456	22,548,999	16,294,980	33,203	33,203	519,784	23,515,546
Hedging	6,202,152	(143,779)	34,028	64,293	3,587,373	4,262,189	37,833	84,952	59,313	1,889,556
Credit Default Swaps										
Trading	969,811	(2,739)	(2,739)	26,336	1,272,158	888,833	(13,172)	(13,172)	15,851	1,213,695
Hedging	87,875	-	-	3,757	6,808	43,938	1,965	-	2,861	3,404
Equity/index Swaps										
Trading	745,787	1,769	1,769	5,492	533,689	819,788	2,047	2,047	8,722	348,857
Hedging	465,244	(1,261)	(642)	5,253	413,626	444,080	(1,400)	(688)	4,959	401,717
Currency Interest Rate Swaps										
Trading										
Buy	-	-	-	-	-	100,103	(1,563)	(1,563)	2,834	96,569
Sell	-	-	-	-	-	105,820				90,571
Hedging										
Buy	183,999	(2,874)	393	7,118	212,206	78,999	(6,577)	605	630	107,206
Sell	177,138				212,408	83,117				100,527
Forward Rate Agreements										
Trading	189,497	(4,477)	(4,477)	28	8,433	189,497	(4,477)	(4,477)	28	23,433
Hedging	213,356	(127)	-	-	56,734	213,356	(127)	-	-	56,734
Exhange rate options										
Trading										
Buy	86,381	1,641	1,933	1,663	260,437	86,381	1,641	1,933	1,663	260,437
Sell	39,810	(199)	(448)	167	260,483	39,811	(199)	(448)	167	260,483
Swaption										
Trading										
Buy	195,356	(1,702)	7,097	-	60,000	195,356	(1,702)	7,097	-	60,000
Sell	238,867	2,051	(8,225)	2,051	60,000	238,867	2,051	(8,225)	2,051	60,000
Hedging										
Sell	-	-	-	-	-	-	-	-	-	10,000
Equity Options										
Trading										
Buy	134,287	6,192	14,314	8,880	53,375	134,776	6,371	14,314	9,059	54,305
Sell	105,906	(3,795)	(6,230)	683	26,558	106,155	(3,892)	(6,230)	683	26,803
Hedging										
Sell	-	-	-	-	-	-	-	-	-	-
Index Options										
Trading										
Buy	68,312	(7,214)	-	-	100,793	40,551	(3,238)	3,975	-	108,082
Sell	51,520	6,154	-	6,154	72,651	36,687	2,887	(3,239)	2,916	95,163
Hedging										
Sell	-	-	-	-	-	-	-	-	-	3,473
Interest rate Caps & Floors										
Trading										
Buy	664,400	(2,928)	1,080	3,274	1,076,386	1,186,733	(3,289)	719	2,884	2,323,751
Sell	579,794	2,804	(2,796)	5,255	1,663,685	1,299,357	1,744	(3,856)	5,233	3,198,639
Contracts in organized markets										
Exchange rate options										
Trading										
Buy	-	-	-	-	-	-	-	-	-	5,673
Sell	-	-	-	-	-	4,758	-	-	-	-
Future Options										
Trading										
Buy	7,245,231	-	-	-	17,218,431	7,252,086	-	-	-	18,246,858
Sell	1,945,027	-	-	-	24,424,304	1,990,025	-	-	-	26,425,198
Equity Options										
Trading										
Buy	-	-	-	-	-	7,381	-	-	-	4,779
Sell	-	-	-	-	-	7,729	-	-	-	13,816
Futures -										
Trading	95,499	-	-	-	760,000	588,510	-	-	-	1,021,753



(1) Theorical value or face value of the contract
(2) The market value of products transactioned in organized markets is the quote. For the remaining products it is the gain or loss if the positions were closed considering the current market conditions and pricing models currently used.
(3) The book value corresponds to the gains and losses ineherent to open positions
(4) The credit risk is the positive diference between amounts to pay and receive resulting from the open positions

As at 31 December 2002 and 2001, in addition to contingent liabilities and currency and interest-rate derivatives, the following balances were outstanding under the off-balance-sheet headings:

	BES		Consolidated	
	2002	2001	2002	2001
Securities and other items held under custody by the securities depository authority	27,023,358	23,712,120	35,138,143	27,722,007
Securities and other items held for safekeeping on behalf of customers	188,197	181,386	223,491	205,986

The securities held at the responsibility of the Bank are essentially deposited with the Group's specialized securities custody company.

Note 26 > Global Amounts of Assets and Liabilities in Foreign Currency

The value in euros, as at 31 December 2002, of assets, liabilities and off balance sheet items of the Bank and of the Group, accounted in foreign currency, as well as their weight compared with net assets and total liabilities is as follows:



	BES					
	2002					
	US Dollars	Sterling Pound	Yen	Other foreign currencies	Total	%
Assets	5,571,880	557,077	110,559	2,048,035	8,287,551	28.2%
Liabilities	4,954,184	620,734	130,725	1,473,805	7,179,448	26.2%
Net Assets/(Liabilities)	617,696	(63,657)	(20,166)	574,230	1,108,103	
Forward exhange operations	(470,485)	69,018	22,202	64,573	(314,692)	
Global exchange rate position	147,211	5,361	2,036	638,803	793,411	
Global exchange rate position is represented by						
Investment exchange rate position [1]	71,355	-	-	214,169	285,524	
Operational exchange rate position [2]	75,856	5,361	2,036	424,634	507,887	

	Consolidated					
	2002					
	US Dollars	Sterling Pound	Yen	Other foreign currencies	Total	%
Assets	7,167,657	578,225	120,042	2,596,293	10,462,217	27.2%
Liabilities	6,422,195	638,870	144,710	2,121,631	9,327,406	25.1%
Net Assets/(Liabilities)	745,462	(60,645)	(24,668)	474,662	1,134,811	
Forward exhange operations	185,038	69,018	22,202	116,919	393,177	
Global exchange rate position	930,500	8,373	(2,466)	591,581	1,527,988	
Global exchange rate position is represented by						
Investment exchange rate position [1]	-	-	-	190,614	190,614	
Operational exchange rate position [2]	930,500	8,373	(2,466)	400,967	1,337,374	

[1] The investment exchange rate position derives essentially from medium and long term investments made by the Bank, denominated in foreign currency in associated and subsidiary companies headquartered outside Portugal, and also made by the Group in associated companies.
[2] The operational exchange rate position represents the net exposure, given that the Bank's branches and subsidiaries, headquartered in foreign countries, perform exchange rate management hedging their position to the functional currency and not to the currency the financial statements of the Bank and the Group and prepared in (Euros).

Note 27 > Loans and Advances to Customers, Securities and Guarantees by Sector of Activity

As at 31 December 2002, Loans and advances to customers, Securities, Guarantees and specific provisions by sector of activity can be analysed as follows:

	Consolidated						
	Loans and advances to customers						Specific provisons for loans and securities
	Loans	Overdue	Total	Securities	Guarantees	Total	
Agriculture	257,621	5,651	263,272	5,002	33,328	301,602	8,908
Mining	92,061	3,221	95,282	16,136	6,987	118,405	3,204
Food, beverage and tobacco	502,741	10,256	512,997	45,856	110,437	669,290	16,473
Textiles	350,177	17,695	367,872	4,903	43,425	416,200	25,211
Shoes	113,748	3,468	117,216	46	8,223	125,485	7,141
Wood and cork	152,257	7,266	159,523	-	12,879	172,402	12,936
Printing and publishing	260,330	2,263	262,593	2,819	33,855	299,267	5,977
Refining and oil	10,966	79	11,045	8,119	30,340	49,504	86
Chemicals and rubber	257,130	5,244	262,374	19,901	32,856	315,131	10,635
Non-metalic minerals	231,109	5,262	236,371	9,850	24,582	270,803	11,017
Metalic products	241,770	6,922	248,692	91	34,511	283,294	9,695
Production of machinery, equipment and electric devices	245,455	17,354	262,809	42,404	62,566	367,779	31,410
Production of transport material	73,442	1,918	75,360	99,362	48,342	223,064	2,924
Other transforming industries	379,495	4,405	383,900	33,177	15,271	432,348	6,169
Electricity, gas and water	394,742	4,220	398,962	115,920	254,222	769,104	3,698
Construction	2,230,657	40,462	2,271,119	16,032	811,662	3,098,813	57,277
Wholesale and retal	2,430,733	81,549	2,512,282	39,996	419,463	2,971,741	137,306
Restaurant and hotels	302,410	4,605	307,015	32,348	64,655	404,018	8,804
Transports and communications	844,118	9,444	853,562	275,816	319,073	1,448,451	17,144
Financial institutions	1,319,705	4,248	1,323,953	2,090,625	731,897	4,146,475	54,018
Insurance	1,888,090	28,804	1,916,894	5,423	330,521	2,252,838	30,200
Services	1,185,793	11,005	1,196,798	96,651	285,161	1,578,610	60,873
Public services	216,289	4	216,293	1,052,525	52,825	1,321,643	2,747
Non-profit organizations	739,425	7,030	746,455	673,719	88,791	1,508,965	66,575
Mortgage loans	8,513,039	131,474	8,644,513	-	24,065	8,668,578	132,804
Consumer loans	1,775,266	100,960	1,876,226	-	114,541	1,990,767	142,815
Others	237,769	33,960	271,729	122,905	288,478	683,112	33,854
TOTAL	**25,246,338**	**548,769**	**25,795,107**	**4,809,626**	**4,282,956**	**34,887,689**	**899,900**



Note 28 > Assets and Off Balance Sheet Items Classified as Sovereign Risks

As at 31 December 2002, outstanding assets in, and guarantees extended to, Latin American, Asian, African, and other countries classified as sovereign risks, total euro 672,715 thousand (31 December 2001- euro 880,361 thousand) distributed as follows:

	Consolidated exposure per Region						
	2002						2001
	Securities	Loans and advances to credit institutions	Loans and advances to Customers	Other debtors	Off balance sheet items	Total (1)	Total (1)
Asia Pacific	**9,544**	**4,799**	**11,181**	**1**	**2,500**	**28,025**	**62,211**
South Korea	9,536	-	-	-	30	9,566	20,427
Turkey	8	3,337	-	-	562	3,907	478
China	-	105	462	-	-	567	520
Hong Kong	-	-	-	-	223	223	46
Macao	-	1,357	10,719	1	241	12,318	5,870
Others	-	-	-	-	1,444	1,444	34,870
Latin America	**108,066**	**117,144**	**191,226**	**8,772**	**17,259**	**442,467**	**594,287**
Brazil	98,823	115,237	60,013	8,772	11,596	294,441	440,721
Panama	-	1,907	24,956	-	-	26,863	33,117
Bahamas	-	-	31796	-	381	32,177	18,867
Argentina	4,475	-	1,331	-	3,166	8,972	10,536
Guatemala	-	-	7,213	-	-	7,213	11,347
Equador	-	-	6,147	-	-	6,147	-
Chile	-	-	1,960	-	-	1,960	2,889
Mexico	4,768	-	11,841	-	-	16,609	12,694
Venezuela	-	-	18,960	-	1,616	20,576	28,584
Uruguay	-	-	19,146	-	451	19,597	22,702
Colombia	-	-	129	-	-	129	1,157
Others	-	-	7,734	-	49	7,783	11,673
East Europe	**2,297**	**9,596**	**2,472**	**-**	**157**	**14,522**	**22,511**
Poland	-	2,458	-	-	157	2,615	11,316
Hungary	-	53	20	-	-	73	4,272
Slovenia	-	1,500	1,998	-	-	3,498	2,505
Russia	2,297	-	-	-	-	2,297	2,383
Chezch Rep	-	3,809	-	-	-	3,809	28
Others	-	1,776	454	-	-	2,230	2,007
Africa	**28,681**	**74,725**	**94,852**	**3**	**15,828**	**214,089**	**218,687**
Angola	28,681	73,646	8,603	3	12,229	123,161	101,808
Morocco	-	4	46,186	-	2,003	48,193	59,201
South Africa	-	118	28,322	-	854	29,294	40,040
Cabo Verde	-	945	9,174	-	662	10,781	15,285
Others	-	12	2,567	-	81	2,660	2,353
Total	**148,588**	**206,264**	**299,731**	**8,776**	**35,744**	**699,103**	**897,696**
Minus:							
Provision for country risk	(16,811)(8,870)	(325)	-	(382)	(26,388)	(17,335)	
Total	131,777	197,394	299,406	8,776	35,362	672,715	880,361

(1) Total exposures does not include held securities issued by entities domicilied in the countries above mentioned, including public entities, since they are listed in organized markets



The provision for country risk is set up in accordance with the accounting policy described in Note 3.3 f).

As at 31 December 2002, the global exposure to Angola and Brazil includes, respectively, euro 18,387 thousand (2001 - euro 19,973 thousand) and euro 7,601 thousand (2001 - euro 11,346 thousand) related to short term financing granted to resident entities in the above mentioned countries.

The global amount of provisions set up by BES, in accordance with the regulations issued by the Bank of Portugal, is considered sufficient to cover eventual losses in these assets and guarantees.

Note 29 > Financial Information by Geographic Area

As at December 2002, the main current revenues and expenses, by geographic markets, are as follows:

	BES				
	Portugal	Remaining European Union	Remaining Europe	North America	Total
Revenues					
Interest income	925,520	304,211	34,796	288,282	1,552,809
Income from securities	67,336	-	-	-	67,336
Commissions	205,443	1,377	1,670	2,606	211,096
Profits arising from trading activity	2,525,119	748	153	35,011	2,561,031
Other operating income	47,209	1,446	5	121	48,781
Write back of provisions	77,128	4,805	121	2,350	84,404
Other results	10,224	3,149	15	-	13,388
	3,857,979	315,736	36,760	328,370	4,538,845
Expenses					
Interest expense	549,987	287,768	28,213	269,693	1,135,661
Commissions	23,142	499	499	506	24,646
Losses arising from trading activity	2,435,099	352	-	39,207	2,474,658
General expenses	326,113	6,056	3,400	5,070	340,639
Depreciation	102,814	214	202	179	103,409
Other operating expenses	2,243	28	5	61	2,337
Provisions	252,694	7,712	3,819	19,183	283,408
Other expenses	34,382	6,044	64	2,498	42,988
Income taxes	449	1,130	146	-	1,725
Net income for the year	131,056	5,933	412	(8,027)	129,374
	3,857,979	315,736	36,760	328,370	4,538,845



	Consolidated							
	Portugal	Remaining European Union	Remaining Europe	North America	Latin America	Asia	Africa	Total
Revenues								
Interest income	1,473,108	428,685	34,806	315,923	75,453	7,658	3,616	2,339,249
Income from securities	9,011	1,305	-	-	30	394	-	10,740
Commissions	285,216	46,293	5,033	6,089	393	189	174	343,387
Profits arising from trading activity	2,689,468	254,370	153	39,129	350,628	376	946	3,335,070
Other operating income	104,052	5,800	5	1,999	4,956	2	302	117,116
Write back of provisions	162,900	46,745	121	2,356	-	1,191	20	213,333
Other results	24,487	4,023	15	186	-	7	562	29,280
	4,748,242	787,221	40,133	365,682	431,460	9,817	5,620	6,388,175
Expenses								
Interest expense	672,685	357,683	28,213	461,477	6,683	3,047	1,247	1,531,035
Commissions	40,473	10,815	965	783	-	105	21	53,162
Losses arising from trading activity	2,584,476	170,133	71	41,502	411,294	(132)	-	3,207,344
General expenses	502,804	59,707	3,422	18,459	280	1,101	2,187	587,960
Depreciation	125,986	4,502	202	3,158	-	48	820	134,716
Other operating expenses	4,810	1,152	5	178	188	5	43	6,381
Provisions	390,951	70,735	3,819	19,475	-	8,626	582	494,188
Other expenses	67,184	11,130	304	33,731	-	80	23	112,452
Income taxes	34,474	2,560	146	1,170	-	126	-	38,476
Consolidated net income for the year	324,399	98,804	2,986	(214,251)	13,015	(3,189)	697	222,461
	4,748,242	787,221	40,133	365,682	431,460	9,817	5,620	6,388,175

Note 30 > Staff Costs

As at 31 December 2002 and 2001, BES Group's workforce was distributed among the following broadly defined business areas:

	2002	2001
BES employees	4,267	5,206
Group financial subsidiaries employees	3,303	2,865
Total financial subsidiaries employees	7,570	8,071
Employed by other companies essentially providing services to customers outside the Group	953	1,241
	8,523	9,312

By category, it can be analysed as follows:

	BES		Consolidated	
	2002	2001	2002	2001
Management	227	246	639	641
Managerial staff	628	835	1 ,62	1,217
Specific functions	1,151	1,172	2,464	3,164
Administrative functions	2,112	2,747	3,733	3,955
Auxiliary functions	8	19	484	148
In branches abroad	141	187	141	187
	4,267	5,206	8,523	9,312

The amount included under staff costs attributed to the Board of Directors and Supervisory Board is as follows:

	BES		Consolidated	
	2002	2001	2002	2001
Board of Directors	2,338	2,170	7,737	5,899
Supervisory Board	7	10	237	111
	2,345	2,180	7,974	6,010



Additionally, during 2002 a variable remuneration of euro 541 thousand (2001 - euro 620 thousand) was attributed to the BES's Board of Directors.

Loans granted to members of the Board amounted to euro 1,275 thousand (2001 - euro 1,112 thousand).

Note 31 > Other Operating Income and Expenses

	BES		Consolidated	
	2002	2001	2002	2001
Other operating income				
Expenses reimbursement	20	3	2,917	3,356
Recovery of charged-off loans				
and interest	4,074	2,661	8,159	4,913
Recovery of bad debts	2,015	1,986	2,364	2,906
Income from sundry services	40,673	29,158	91,206	86,114
Others	1,999	3,450	12,470	11,609
	48,781	37,258	117,116	108,898
Other operating expenses				
Donations and quotations	1,225	1,379	2,077	2,151
Others	1,112	951	4,304	2,991
	2,337	2,330	6,381	5,142

Note 32 > Extraordinary Gains and Losses

	BES			
	Extraordinary Gains		Extraordinary Losses	
	2002	2001	2002	2001
Gains on sale of investments and fixed assets	2,031	314	-	-
Losses on sale of investments and fixed assets	-	-	1,514	59
Losses related to prior years	-	-	5,690	2,090
Gains related to prior years	7,219	487	-	-
Discharge active interest	-	-	1,902	1,786
Pension charges (see Note 24)	-	-	27,363	11,950
Indemnities for non-performing contracts	106	73	97	8
Others	4,032	9,143	2,597	1,966
	13,388	**10,017**	**39,163**	**17,859**

	Consolidated			
	Extraordinary Gains		Extraordinary Losses	
	2002	2001	2002	2001
Gains on sale of investments and fixed assets	5,755	3,512	-	-
Losses on sale of investments and fixed assets	-	-	1,978	2,388
Losses related to prior years	-	-	15,634	6,706
Gains related to prior years	12,996	4,355	-	-
Discharge active interest	-	-	6,723	1,786
Pension charges (see Note 24)	-	-	29,493	13,144
Indemnities for non-performing contracts	268	164	248	33
Others	7,952	18,823	13,484	14,218
	26,971	**26,854**	**67,560**	**38,275**



Note 33 > Taxes

The Bank and its subsidiaries domiciled in Portugal are subject to taxation in accordance with the corporate income tax code (IRC) and to local taxes.

BES Group determined its income tax liability for the 2002 and 2001 financial years on the basis of a nominal rate of 33% and 35% (Law 30 - G / 2000, 29 December and Law 3 - B / 2000, 4 April), respectively.

The tax authorities have the power to review the Bank's determination of its annual taxable earnings, as well as those of its subsidiaries domiciled in Portugal, for a period of four years for 1998 and subsequent years. Hence it is possible that some additional taxes may be assessed, mainly as a result of differences of interpretation of the tax law. However, the Board of Directors of the Bank, and those of its subsidiaries domiciled in Portugal, are confident that there will be no further material tax assessments within the context of the financial statements.

Taxes charged to earnings already paid or pending payment by the Bank and by the Group related to 2002, and 2001 and 2000 financial years were as follows:

	BES			Consolidated		
	2002	2001	2000	2002	2001	2000
Income taxes	1,725	-	26,792	38,476	38,554	63,987
Taxes on income paid	525	-	12,755	23,477	17,691	38,442



Considering that Portuguese corporate income tax is calculated on the basis of the net profit per financial statements, adjusted, where applicable, for non-deductible or other items registered in the financial statements, the corporate income tax provision is calculated taking into account these adjustments. The adjustments considered as having significant impact in the calculation of the taxable income were: tax benefits related to dividends obtained from financial participations, to shares purchased in the scope of public companies privatisation and to listed shares and Portuguese government bonds; the gains obtained by SFE; and the negative net worth variations related to extraordinary contribution to the pensions funds. On this last aspect, the Bank considered as deductible changes for the calculation of the taxable income in 2001 and 2000, the amount of extraordinary costs related with early retirement, that were deducted to reserves in 2001 and 2000 (euro 67 million and euro 139 million, respectively).

Note 34 > Related Party Transactions

As at December 2002 and 2001, the amounts of debits, credits, guarantees, revenues and expenses with subsidiaries and associated companies is as follows:

	BES									
	2002					2001				
	Debits	Credits	Guarantees	Revenues	Expenses	Debits	Credits	Guarantees	Revenues	Expenses
Subsidiaries										
BESLEASING MOB.	123,632	-	-	7,058	-	219,157	3,110	-	8,931	28
BESLEASING IMOB.	244,840	48	-	12,073	-	188,483	-	-	7,591	-
BIC	862,803	94,533	-	91,032	66,050	897,696	188,657	-	79,867	55,546
ES COBRANÇAS	563	8,652	-	-	3,354	563	2,144	-	-	3,433
ES DEALER	-	31	-	-	-	-	8	-	12	3
ES ACE	-	880	-	-	22,042	-	937	-	-	9,613
ESAF SGPS	22,649	14,384	-	19,430	252	21,958	221	-	10,757	-
BESSA	135,282	209,335	-	6,169	5,193	146,341	238,950	-	10,195	57,858
ESGEST	-	27	-	-	564	-	71	-	-	526
GESFINC	-	33	-	-	-	-	73	-	-	-
ESDATA	-	314	-	303	2,216	-	1,144	-	-	2,966
BESNAC	-	962	-	-	72	-	1,143	-	-	2,714
EUROGES	200,098	-	-	6,767	64	187,262	22,215	-	7,751	4
CREDIFLASH	66,919	-	-	8,987	-	39,315	14	-	7,786	-
CÊNTIMO	45	83	-	-	236	42	37	-	-	229
CREDIBOM	400	626	-	5,337	-	85,046	-	-	3,690	-
BESOL	-	239,986	-	-	9,159	-	285,729	-	-	19,199
BESI	216,201	32,717	-	37,969	21,717	177,872	11,044	-	16,442	10,607
BES ORIENTE	458	677	-	707	468	945	390	-	4,353	145
BES FINANCE	67,031	5,326,351	5,244,815	1,411	208,225	72,238	5,059,181	4,421,654	215	199,135
ES CAPITAL	-	1,980	-	377	149	-	3,835	-	-	110
ESOL	369	1,216	-	369	619	394	1,113	-	398	732
ES PLC	36,107	1,518	-	14,497	744	53,821	90,434	-	13,402	159
ES BANK	-	483	-	1,071	-	1,281	3,724	-	-	-
BES.COM	17,363	-	-	518	-	16,449	153	-	274	266
ES CONTACT CENTER	1,045	-	-	46	4,349	225	-	-	12	5,412
BEST	13	149,081	-	13	5,526	-	137,014	-	-	2,080
INTERACTION	-	554	-	9	260	-	615	-	-	51
BES ANGOLA	-	43,048	-	-	365	-	11,347	-	-	-
ES FIN. CONSULTANTS	-	220	-	-	6	-	399	-	-	4
BES AÇORES a)	17,737	9,826	-	-	-	-	-	-	-	-
BESIL a)	10,000	29,803	-	-	-	-	-	-	-	-
BES INT. SGPS a)	-	6,916	-	-	-	-	-	-	-	-
JAMPUR b)	10,667	-	-	-	-	-	-	-	-	-
QUINTA CÓNEGOS b)	410	-	-	-	-	-	-	-	-	-
	2,034,632	**6,174,284**	**5,244,815**	**214,143**	**351,630**	**2,109,088**	**6,063,702**	**4,421,654**	**171,676**	**370,820**
Associated companies										
ESUMÉDICA	2,863	64	-	127	-	2,245	1,316	-	79	-
EUROP ASSISTANCE	33	1,375	15	-	62	-	1,420	11	-	3
FIDUPRIVATE	-	2	-	-	-	-	1	-	-	-
BES VÉNÉTIE	491,455	395,112	27	10,585	8,966	121,256	194,539	17	6,556	1,900
ES SEGUROS	-	1,150	-	-	73	-	8,573	-	-	2
ESEGUR	399	700	106	2	4	-	-	-	-	-
	494,750	**398,403**	**148**	**10,714**	**9,105**	**123,501**	**205,849**	**28**	**6,635**	**1,905**

a) Companies incorporated/acquired in 2002
b) Companies included int the consolidated financial statements in 2002



As at 31 December 2002 and 2001, the total amount of assets and liabilities of BES Group with subsidiary companies associated or related with ESFG (Bank holding), is as follows:

	BES Group	
	2002	2001
Assets	927,344	691,050
Liabilities	1,573,778	1,154,677
Off Balance Sheet items	11,115	24,668

Note 35 > Securitization Transactions

a) Securitization of loans and advances to customers

Lusitano No. 1, Limited

In August 1999 BES carried out its first asset securitization transaction, selling to Lusitano No. 1 Limited a consumer loans portfolio recorded in its balance sheet for the amount of euro 250,000 thousand. At the time of sale, no gain or loss was accounted for in the Bank's statement of income. Lusitano No. 1 Limited financed this acquisition through the issue of bonds in international financial markets, which were secured by the set of loans transacted. Under the issue's terms, the bondholders have no right of recourse.



BES cannot be held responsible for any amount of non-performing loans in the consumer loans portfolio sold that exceeds the collateral deposited with Lusitano No. 1 Limited. This collateral deposit will correspond to a maximum of 5% of the nominal value of the loans portfolio sold.

Lusitano No. 1 Limited's only activity will be to hold the consumer loans portfolio purchased from BES. The payment of capital and interest relative to the bonds issued by this entity will depend exclusively on this portfolio and on the collateral deposited by the Bank. Through the purchase of residual certificates issued by Lusitano No. 1 Limited, the Bank became entitled to the residual value of this entity's assets, after liabilities towards the bondholders have been settled. The interest paid quarterly on these residual certificates is recorded in the statement of income.

This securitization transaction also presents the following features:

a) Notes issued by Lusitano No. 1 Limited

	Senior Notes	Junior Notes	Residual certificates
Rating			
- FITCHRatings	AAA	A	-
- Moody's	Aaa	A2	-
- Standard & Poor's	AAA	A	-
Face value			
(thousand Euros)	233,700	16,300	0,05
Coupon rate / return	Euribor 3m+ 0.36% pa	Euribor 3m+ 0.75% pa	Excess spread
Reimbursement	Until Sept/2007	Until Sept/2007	Until Sept/2007
Securities held by BES Group:			
Book value			
(thousand Euros)	-	-	0,05

b) Commitments retained by BES Group:

- Cash reserve: in the amount of euro 5,828 thousand, recorded in Other debtors (see Note 13).
- Liquidity lines and guarantees: non-applicable.



c) Provisions:

- Provisions for other assets in the amount of euro 1,665 thousand were calculated and booked (see Note 13), in accordance with Instruction no. 27/2000 of Bank of Portugal.

d) Entities involved:

- Purchasers of loans: Lusitano No.1 Limited and Deutsche Bank (Portugal);
- Manager of the loans portfolio: BES

Lusitano Finance No. 2, Plc

In April, 2002, BES Group entered into the third securitization transaction, having sold to Lusitano Finance no.2 Plc Company a portfolio of loans, in the global amount of euro 450,000 thousand, composed of two portfolios, a consumer loans portfolio, recorded in BES accounts, in the amount of euro 150,000 thousand and a leasing portfolio, recorded in Besleasing Mobiliária accounts, in the amount of euro 300,000 thousand.

At the time of the sale, no gains or losses were recorded both by BES or Besleasing Mobiliária. Lusitano Finance no. 2 Plc Company financed this acquisition through a bond issue in international financial markets guaranteed by the portfolio of loans acquired. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BES and Besleasing Mobiliária cannot be made responsible for any amounts of non-performing of the loans portfolio sold exceeding the face value of Class D notes issued by Lusitano Finance no. 2 Plc for the purposes of setting up a collateral deposit. This collateral deposit will assume the maximum value of 4.5% of the nominal value of the loan portfolio acquired.

Lusitano Finance no. 2 Plc Company's only activity will be to hold the loan portfolio acquired to BES and Besleasing Mobiliária and, the payment of principal and interest of the bonds issued by this entity will depend exclusively of the portfolio and the collateral deposit made with the issue of Class D notes acquired by BES and BESLEASING Mobiliária. The Class D notes give to its holders the right to receive on a quarterly basis, the excess spread calculated by Lusitano Finance no2. Plc, after having paid the liabilities arising from the other notes and after having deducted the operational costs. This excess spread is estimated and is recognised on an accrual basis in the financial statements of BES and Besleasing Mobiliária.

This securitization transaction also presents the following features:

a) Securities issued by Lusitano Finance No. 2 Plc



	Class A	Class B	Class C	Class D
Rating				
- FITCHRatings	AAA	AA	A-	-
- Moody's	Aaa	Aa2	A2	-
- Standard&Poor's	AAA	AA	A-	-
Face value (thousand euros)	409,720	11,250	29,030	20,250
Coupon rate/return	Euribor 3m+ 0.27% pa	Euribor 3m+ 0.45% pa	Euribor 3m+ 0.83% pa	Excess spread
Reinbursement	Until Apr/2010	Until Apr/2010	Until Apr/2010	Until Apr/2010
Securities held by BES Group:				
Book value (thousand euros)	-	-	-	20,250

b) Commitments retained by the Group:

- Class D up to euro 20,250 thousand, accounted for as Investment securities - other variable income securities issued by foreign countries (see note 8).

- Liquidity lines and guarantees: non-applicable.

c) Provisions:

- Provisions for securities in the amount of euro 4,620 thousand were recorded (see Note 8), in accordance with Instruction no. 27/2000 of Bank of Portugal.

d) Entities involved:

- Purchasers of credits: Lusitano Finance No.2 Plc and BNP Paribas (Portugal);

- Manager of credits: BES and Besleasing Mobiliária.

Lusitano Mortgages No. 1, Plc

In December 2002, BES Group performed the fourth securitization transaction, it sold to Lusitano Mortgages No 1 fund, managed by Sociedade Gestora de Fundos de Titularização de Créditos, Navegator, SGFTC, SA, a mortgage portfolio in the amount of euro 1,000 million that was recorded in BIC's balance sheet.



At the time of the sale, no gains or losses were recorded by BIC. Lusitano Mortgages No. 1 Fund financed this acquisition through the issue of participation units, entirely subscribed by Lusitano Mortgages No 1, Plc that financed itself through a bond issue in international financial markets, divided in five classes. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BIC cannot be made responsible for any amounts of non-performing loans portfolio sold exceeding the face value of Class F acquired by BIC and issued by Lusitano Mortgages No. 1, Plc with the objective of setting up collateral deposit (cash reserve). The face value of this note will have a maximum value of 1% of the portfolio sold.

Lusitano Mortgages No. 1 Fund has the sole activity of owning the portfolio acquired to BIC and the payment of principal and interest of the bonds issued by this entity will depend exclusively on the portfolio. Lusitano Mortgages No. 1, Plc only activity is holding the participation units in Lusitano Mortgages No.1 Fund. The amount of principal and interest paid on the Class A, B, C, D and E notes issued by this entity depends exclusively on the participation units and the cash reserve, constituted by the issue of Class F acquired by BIC. This Class F note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Mortgages No. 1, Plc, after liquidation of the liabilities with note holders of Class A, B, C, D and E, and its operational costs, which, when possible to be estimated, is accrued and recognized in BIC's statement of income.

This securitization transaction also presents the following features:

a) Notes issued by Lusitano Mortgages No. I Plc

	Class A	Class B	Class C	Class D	Class E	Class F
Rating						
- FITCHRatings	AAA	AA	A	BBB	BB	-
- Moody's	Aaa	Aa3	A2	Baa2	Ba1	-
- Standard & Poor's	AAA	AA	A	BBB	BB	-
Face value(thousand Euros)	915,000	32,500	25,000	22,500	5,000	10,000
Coupon rate / return	Euribor 3m+ 0.28% pa	Euribor 3m+ 0.48% pa	Euribor 3m+ 0.65% pa	Euribor 3m+ 1.35% pa	Euribor 3m+ 3.90% pa	Excess spread
Reimbursement	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035
Securities held by BES Group:						
Book value(thousand Euros)	-	-	-	-	-	13,318

b) Commitments retained by the Group:

- Class F note accounted for under Investment securities - other variable income securities issued by foreign countries (see Note 8).

- Liquidity lines and guarantees: non-applicable.



c) Provisions:

- Provisions for securities in the amount of euro 9,963 thousand were recorded, in accordance with Instruction no. 27/2000 of Bank of Portugal (see Note 8).

d) Entities involved:

- Purchaser of credits and issuer of participation units: Lusitano Mortgages No.I Fund;

- Fund manager of Lusitano Mortgages No. I: Navegator, SGFTC, SA

- Subscriber of the participation units and issuer of the notes: Lusitano Mortgages No.I Plc;

- Custody of participation units: BES;

- Servicer: BIC;

- Liquidity facility provider: Deutsche Bank (Portugal), SFE Madeira.

b) Securitization of securities

Lusitano Global CDO No. 1, Plc

During the second half of 2001, BES Group performed a securitization transaction of domestic bonds and euro bonds, having sold to Lusitano Global CDO n. 1 Plc a portfolio of securities, whose book value was euro 1,144.3 million. These securities were recorded in the investment portfolio of the BES Group. Lusitano Global CDO n. 1 Plc financed this acquisition through a bond issue in international financial markets guaranteed by the portfolio of securities. The holders of the bonds have no right of recourse, in accordance with the terms of the issue.

BES Group cannot be made responsible for any amounts of non-performing of the loans portfolio sold exceeding the face value of Class D and the cash reserve that was acquired and set up by BES. The face value of this note will have a maximum value of 9.6% of the face value of the note sold.

Lusitano Global CDO No. 1 Plc's only activity is owning the portfolio acquired to BES Group and the payment of principal and interest of the bonds issued by this entity will depend exclusively on the portfolio and of Class D that includes the cash reserve acquired by BES Group. This Class D note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Global CDO No. 1, Plc, after liquidation of the liabilities with note holders of Class A, B, C and its operational costs, which, when possible to be estimated, is accrued and recognized in BES Group statement of income.



This securitization operation also presents the following features:

a) Securities issued by Lusitano Global CDO No. 1 Plc

	Class A1	Class A2	Class B	Class C	Class D
Rating					
- FITCHRatings	AAA	AAA	AA	A	-
- Moody's	Aaa	Aaa	Aa1	A1	-
- Standard & Poor's	AAA	AAA	AA	A+	-
Face value(thousand euros)	350,000	623,800	42,300	25,200	103,000
Coupon rate / return	Euribor 3m+ 0.25% pa	Euribor 3m+ 0.45% pa	Euribor 3m+ 0.65% pa	Euribor 3m+ 1.10% pa	Excess spread until 10%
Reimbursement	Until Dec/2015	Until Dec/2015	Until Dec/2015	Until Dec/2015	Until Dec/2015
Securities held by BES Group:					
Book value(thousand euros)	7,255	500	-	15,300	99,956

b) Commitments retained by the Group:

- Class D notes on the maximum amount of euro 110,000 thousand, accounted for as Investment securities - other variable income issued by foreign countries (see Note 8).
- The Group also holds 7,255 Class A1 notes, 500 notes Class A2 notes and 15,300 Class C notes, also accounted for as Investment securities - other variable income issued by foreign countries (see Note 8).
- Liquidity lines and guarantees: non-applicable.

c) Entities involved:

- Acquirer: Lusitano CDO No.1, Plc e Deutsche Bank Portugal;

Note 36 > Subsequent Events

New provisions regulation applicable in 2003

The Bank of Portugal published on 30 January 2003, Regulation no. 8/2003 that establishes new rules to set up provisions for Loans and advances to customers. In accordance with this regulation, there were changes in the method of setting up provisions for loans overdue, depending on the type of guarantee, and the application of minimum levels of provisioning. The concept of doubtful credits was also reformulated as a function of the initial maturity of the loan and of the probability given to future defaults.

For provisions for general credit risks, a new risk class was introduced, in mortgage loans. The rate applicable is now 0.5% instead of 1%. Provisions released as a consequence of this change have to be reallocated to reinforce the provisions for specific credit risk.



The Bank is currently performing an analysis in order to determine the impact of the application of this regulation, and the Board of Directors believes that the impact will not be significant in the 2003 financial statements.

Lisbon, 21 de February 2003

The Board of Directors

António Luis Roquette Ricciardi
Ricardo Espírito Santo Silva Salgado
Jean Gaston Pierre Marie Victor Laurent
Mário Mosqueira do Amaral
José Manuel Pinheiro Espírito Santo Silva
António José Baptista do Souto
Jorge Alberto Carvalho Martins
Manuel António Gomes de Almeida Pinho
Yves Henri Camille Barsalou
Aníbal da Costa Reis de Oliveira
José Manuel Ferreira Neto
Manuel de Magalhães Villas-Boas
Manuel Fernando Moniz Galvão Espírito Santo Silva
Jackson Behr Gilbert
Manuel António Ribeiro Serzedelo de Almeida
José Maria Espírito Santo Silva Ricciardi
Jean-Luc Louis Marie Guinoiseau
Gilles François Gramat
Rui Manuel Duarte Sousa da Silveira
Joaquim Aníbal Brito Freixial de Goes
Francisco Luís Murteira Nabo
Pedro José de Sousa Fernandes Homem
Ilídio da Costa Leite de Pinho
Herman Agneessens
Patrick Gérard Daniel Coudène
Michel Victor François Villatte
Mário Martins Adegas
Luís António Burnay Pinto de Carvalho Daun e Lorena
Lázaro de Mello Brandão
Ricardo Abecassis Espírito Santo Silva
Bernard Henri Georges De Wit

9.5 > Auditors' Report

To the
Shareholders of
Banco Espírito Santo, S.A.

We have audited the accompanying balance sheet of Banco Espírito Santo, S.A. ("the Bank") and the consolidated balance sheet of the Group as of 31 December, 2002 and the related statements of income, and cash flows and the respective notes to accounts for the year then ended. Our audit was performed in accordance with International Standards on Auditing.

Responsibility of Management and Auditors

These financial statements are the responsibility of the Board of Directors of the Bank. Our responsibility is to express an opinion on these financial statements based on our audit.

Basis of opinion

International Standards on Auditing require that we plan and perform the audit to obtain reasonable assurance about whether the individual and consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Banco Espírito Santo, S.A. and of the Group, as at 31 December, 2002, and the results of its operations and cash flows for the year then ended in accordance with generally accepted accounting principles in Portugal, as referred to in note 3 to the financial statements.

Emphasis

Without affecting our opinion expressed in the previous paragraph we draw attention to the following:

We were appointed as auditors of Banco Espírito Santo, S.A. in July 2002 for performing an audit of the financial statements for the year ending 31 December 2002. The comparative figures for the year ended 31 December, 2001 are presented in accordance with the requirements of the Bank of Portugal and were subject to an audit performed by another audit firm, who issued an unqualified audit report dated 11 March 2002.

That report included the following emphasis of matter:

• In 2001, with the authorization of the Bank of Portugal, Banco Espírito Santo, S.A. accounted for the curtailment losses related to early retirements occurred in that period and the unrecognized prior service costs as a charge against Share Premium.

• At 31 December 2001, the strategic investment in PT Multimédia, SGPS, S.A. was carried at cost in the balance sheet, following the rules of the Bank of Portugal in place at that time. This cost was above the respective market price by approximately euro 198 million. Following the issuance of the Regulation 4/2002, under which the Bank of Portugal established the basis for the provisioning of the unrealized losses associated with the strategic investments held by financial institutions, Banco Espírito Santo, S.A. provided for an amount of euro 15.3 million, corresponding to a part of the unrealized losses with the investment in PT Multimédia, SGPS, S.A., determined as at 31 December 2002 following the transitional provisions of the referred Regulation. The effect of the application of Regulation 4/2002 is disclosed in Note 9 of the Notes to the Financial Statements.



Lisbon, 25 February 2003

KPMG

9.6 > Report of the Supervisory Board for the Year 2002

To the Shareholders of
Banco Espírito Santo, S.A.,

As required by law, we present our report related to the audit activity performed and our opinion on the Directors Report and accompanying individual and consolidated financial statements prepared by the Board of Directors of **Banco Espírito Santo, S.A.** for the year ended 31 December 2002.

In compliance with our legal and statutory responsibilities as Supervisory Board of **Banco Espírito Santo, S.A.**, during 2002, we have been informed of Management decisions and the deliberations of the Board of Directors regarding the businesses of the Bank, we have enquired about the compliance with the law and the Articles of Association, we have carried out periodical checks of the Bank's accounting records, as well as of the relating supporting documents, we tested transactions and balances and carried out other procedures as considered necessary in the circumstances.

As part of our functions, we have reviewed the Individual and Consolidated Financial Statements of the Bank, which comprises the Individual and Consolidated Balance Sheet as of 31 December 2002, the Individual and Consolidated Statements of Income by nature and by function and the Individual and Consolidated Statements of Cash Flows for the year then ended and the related Notes.



We have also verified the appropriate application of the accounting policies in accordance with the Plan of Accounts for the Banking Sector and the consolidation rules in the preparation of the financial statements of the Bank.

From the Board of Directors and staff we obtained all the information required, and we take this opportunity to thank the excellent cooperation received.

Furthermore, we reviewed the Statutory Auditors' Report on the individual and consolidated financial statements prepared by the statutory auditor, which have been issued without any qualification, with which we agree.

We have reviewed the Report of the Board of Directors, which describes the Bank's activity during the year, both on an individual and consolidated basis, which has been in conformity with the law and statutory requirements.

We also reviewed the unqualified Independent Auditors' Report of the Bank and the Group for 2002 issued by KPMG.

All considered, we are of the opinion that the Annual General Meeting of Banco Espírito Santo, S.A. may approve:

a) The Report of the Board of Directors and the Individual and Consolidated Accounts of the Bank for the financial year ended 31 December 2002;

b) The proposed appropriation of profit for the year as set out in the Board of Directors' report;

c) The management of the Bank performed by the Board of Directors for 2002, as well as a vote of gratitude in the effective manner they exercise their duties.

Lisbon, 10 March, 2003

The Supervisory Board

Jacques dos Santos (Chairman)

José Queiroz Lopes Raimundo (Member)

João Augusto & Associados, SROC
represented by
Inês Maria Bastos Viegas Clare Neves Girão de Almeida (Official Auditor No. 967)



9.7> Audit Report (Issued by the Statutory Auditor, a CMVM Registered Auditor)

Introduction

1. In accordance with the applicable legislation, we present our Audit Report on the financial information included in the Annual Report of the Board of Directors and in the accompanying financial statements for the year ended 31 December 2002, of Banco Espírito Santo, S.A., which comprise the Balance Sheet as at 31 December 2002 (showing total assets of euro 29,415,826 thousand and shareholders' equity of euro 2,001,284 thousand, including a profit for the year of euro 129,274 thousand), the Statement of Income, by nature and by functions and the Cash Flow Statements for the year then ended and the corresponding Notes.

Responsibilities

2. It is the responsibility of the Bank's Board of Directors:

a) preparing financial statements that present fairly, in all material respects, the financial position of the Bank, the results of its operations and its cash flows;

b) maintaining historical financial information, prepared in accordance with the generally accepted accounting principles and that is complete, true, timely, clear, objective and lawful as required by the Securities Code (Código dos Valores Mobiliários);



c) adopting adequate accounting criteria and policies;

d) maintaining an appropriate system of internal control; and

e) providing information of any relevant fact influencing its business, financial situation or results.

3. It is our responsibility to verify the financial information included in the above referred documents, namely as to weather it is complete, true, timely, clear, objective and lawful as required by the Código dos Valores Mobiliários, and to issue a professional and independent report based on our audit.

Scope

5. Our audit was performed in accordance with the Rules and Technical Recommendations of the Portuguese Institute of Chartered Accountants (Ordem dos Revisores Oficiais de Contas), which require that we plan and perform the audit to obtain a reasonable degree of assurance as to whether or not the financial statements are free of material misstatements. Accordingly our audit included:

a) verification, on a test basis, of information underlying the figures and its disclosures contained in the financial statements, and an assessment of the estimates, based on the judgements and criteria defined by the Board of Directors, used in their preparation;

b) assessment of the appropriateness of the accounting policies used and of their disclosure, taking into account the circumstances;

c) verification of the applicability of the going concern principle;

d) assessment of the appropriateness of the overall presentation of the financial statements; and

e) assessment of whether the financial information, is complete, true, timely, clear, objective and lawful.

6. Our review also included the verification that the financial information contained in the Annual Report of the Board of Directors is consistent with the financial statements presented.

7. We believe that our audit provides a reasonable basis for the expression of our opinion.

Opinion

8. In our opinion, the above mentioned financial statements present fairly in all material respects the financial position of Banco Espírito Santo, S.A. as at 31 December 2002, the results of its operations and the cash flows for the year then ended in accordance with the accounting principles generally accepted in Portugal for the banking sector, and the information contained therein is complete, true, timely, clear, objective and lawful.



Emphasis

9. Without affecting our opinion expressed in the previous paragraph we draw attention to the following:

a) We were appointed as auditors of Banco Espírito Santo, S.A. in September 2002 for performing an audit of the financial statements for the year ending 31 December 2002. The comparative figures for the year ended 31 December 2001 are presented in accordance with the requirements of the Bank of Portugal and were subject to an audit performed by another statutory auditor, also registered with CMVM, who issued an unqualified audit report dated 11 March 2002.

That report included the following emphasis of matter:

i. In 2001, with the authorization of the Bank of Portugal, Banco Espírito Santo, S.A. accounted for the curtailment losses related to early retirements occurred in that period and the unrecognised prior service costs as a charge against Share Premium.

ii. At 31 December 2001, the strategic investment in PT Multimédia, SGPS, S.A. was carried at cost in the balance sheet, following the rules of the Bank of Portugal in place at that time. This cost was above the respective market price by approximately euro 198 million. Following the issuance of the Regulation 4/2002, under which the Bank of Portugal established the basis for the provisioning of the unrealised losses associated with the strategic investments held by financial institutions, Banco Espírito Santo, S.A. provided for an amount of euro 15.3 million, corresponding to a part of the unrealised losses with the investment in PT Multimédia, SGPS, S.A., determined as at 31 December 2002 following the transitional provisions of the referred Regulation. The effect of the application of Regulation 4/2002 is disclosed in Note 9 of the Notes to the Financial Statement.

Lisbon, 25 February 2003

João Augusto & Associados, SROC, S.A.
(Registered n.° 1034 with CMVM)
Represented by
Inês Maria Bastos Viegas Clare Neves Girão de Almeida
(ROC n° 967)



Audit Report
(Issued by the Statutory Auditor, a CMVM Registered Auditor)

Introduction

1. In accordance with the applicable legislation, we present our Audit Report on the financial information included in the Annual Report of the Board of Directors and in the accompanying consolidated financial statements for the year ended 31 December 2002, of Banco Espírito Santo, S.A., which comprise the Consolidated Balance Sheet as at 31 December 2002 (showing total assets of euro 41,233,823 thousand and shareholders' equity of euro 2,001,480 thousand, including a profit for the year of euro 222,461 thousand), the Consolidated Statement of Income, by nature and by functions and the Consolidated Cash Flow Statements for the year then ended and the corresponding Notes.

Responsibilities

2. It is the responsibility of the Bank's Board of Directors:

a) preparing consolidated financial statements that present fairly, in all material respects, the consolidated financial position of the Bank, the results of its operations and its cash flows;

b) maintaining historical financial information, prepared in accordance with the generally accepted accounting principles and that is complete, true, timely, clear, objective and lawful as required by the Securities Code (Código dos Valores Mobiliários);



c) adopting adequate accounting criteria and policies;

d) maintaining an appropriate system of internal control; and

e) providing information of any relevant fact influencing the business of the Bank and of its subsidiaries, their financial situation or results.

3. It is our responsibility to verify the consolidated financial information included in the above referred documents, namely as to weather it is complete, true, timely, clear, objective and lawful as required by the Código dos Valores Mobiliários, and to issue a professional and independent report based on our audit.

Scope

5. Our audit was performed in accordance with the Rules and Technical Recommendations of the Portuguese Institute of Chartered Accountants (Ordem dos Revisores Oficiais de Contas), which require that we plan and perform the audit to obtain a reasonable degree of assurance as to whether or not the consolidated financial statements are free of material misstatements. Accordingly our audit included:

a) verification that the financial statements of the companies included in the consolidation have been properly audited and, in those significant cases in which they were not, verification, on a test basis, of the information underlying the figures and its disclosures contained therein, and an assessment of the estimates, based on the judgements and criteria defined by the Board of Directors, used in their preparation;

b) verification of the consolidation operations and of the application of the equity method;

c) assessment of the appropriateness of the accounting policies used and of their disclosure, taking into account the circumstances;

d) verification of the applicability of the going concern principle;

e) assessment of the appropriateness of the overall presentation of the financial statements; and

f) assessment of whether the consolidated financial information, is complete, true, timely, clear, objective and lawful.

6. Our review also included the verification that the consolidated financial information contained in the Annual Report of the Board of Directors is consistent with the financial statements presented.

7. We believe that our audit provides a reasonable basis for the expression of our opinion.



Opinion

8. In our opinion, the above mentioned consolidated financial statements present fairly in all material respects the consolidated financial position of Banco Espírito Santo, S.A. as at 31 December 2002, the consolidated results of its operations and cash flows for the year then ended in accordance with the accounting principles generally accepted in Portugal for the banking sector, and the information contained therein is complete, true, timely, clear, objective and lawful.

Emphasis

9. Without affecting our opinion expressed in the previous paragraph we draw attention to the following:

a) We were appointed as auditors of Banco Espírito Santo, S.A. in September 2002 for performing an audit of the financial statements for the year ending 31 December 2002. The comparative figures for the year ended 31 December, 2001 are presented in accordance with the requirements of the Bank of Portugal and were subject to an audit performed by another statutory auditor, also registered with CMVM, who issued an unqualified audit report dated 11 March 2002.

That report included the following emphasis of matter:

i. In 2001, with the authorization of the Bank of Portugal, Banco Espírito Santo, S.A. accounted for the curtailment losses related to early retirements occurred in that period and the unrecognised prior service costs as a charge against Share Premium.

ii. At 31 December 2001, the strategic investment in PT Multimédia, SGPS, S.A. was carried at cost in the balance sheet, following the rules of the Bank of Portugal in place at that time. This cost was above the respective market price by approximately euro 198 million. Following the issuance of the Regulation 4/2002, under which the Bank of Portugal established the basis for the provisioning of the unrealised losses associated with the strategic investments held by financial institutions, Banco Espírito Santo, S.A. provided for an amount of euro 15.3 million, corresponding to a part of the unrealized losses with the investment in PT Multimédia, SGPS, S.A., determined as at 31 December 2002 following the transitional provisions of the referred Regulation. The effect of the application of Regulation 4/2002 is disclosed in Note 9 of the Notes to the Financial Statement.

Lisbon, 25 February 2003

João Augusto & Associados, SROC, S.A.
(Registered no. 1034 with CMVM)
Represented by
Inês Maria Bastos Viegas Clare Neves Girão de Almeida (ROC no. 967)





Eduardo Viana
Sintra Landscape
Oil Painting
Banco Espírito Santo

Sponsorships and Social Assistance



10. > Sponsorships and Social Assistance

Recognizing the crucial role played by social solidarity institutions in the Portuguese society, Banco Espírito Santo Group has converted into donations sums that had initially been earmarked to gifts to its customers. These donations were handed over to institutions such as the "Acreditar - Associação de Pais e Amigos das Crianças com Cancro", the "Associação Portuguesa de Portadores de Trissomia 21", the "Vencer e Viver – Núcleo Regional do Sul da Liga Portuguesa contra o Cancro", the "Food Bank Against Hunger" at Setúbal, the "Associação de Crianças Sem Fronteiras" and the "Novo Futuro – Associação de Lares Familiares para Crianças e Jovens".

The "Novo Futuro" association continued to count on Group BES as a benefactor and donor to develop it welfare project for needy children. The support provided to the Portuguese Federation of Food Banks against Hunger, the entity that represents all food banks at nation-wide level, permitted to launch the start-up phase of their Setúbal branch.

In 2002 the "Acreditar" association inaugurated a home to host children who, though suffering from cancer, may be treated out of hospital, as well as their families. Group Banco Espírito Santo has from the start supported this project, which permitted to organize and put into practice different forms of helping children with cancer.



On the cultural and arts field, the Group continued to sponsor the Ricardo Espírito Santo Silva Foundation, financially supporting its Portuguese Decorative Arts Museum and School. In this role, the Group has helped to find and promote talented Portuguese young people who specialize in traditional craftsmanship and restoration in various materials, from woodwork to jewelry. Also in this area, the Group has supported the "Juvenile Symphonic Orchestra", the "Young Musicians Award" and the "Círculo de Cultura Musical do Porto".

Moreover, Group BES did not neglect its role in furthering scientific knowledge progress. To this end, it entered a partnership with the "Portuguese Association Against Leukemia", whose statutory object is to take broad-based initiatives aimed at fighting leukemia and other neoplasic diseases. The Group has sponsored a concert at the "Pavilhão Atlântico", whose proceeds were used to set up a National Bank of Voluntary Bone Marrow Donors. Still in this area, "Banco Espírito Santo's Rheumatology Award" distinguishes every year the best work in research and scientific progress carried out by general practitioners in the field of rheumatology.

Finally, in the area of support to teaching and training, Group Banco Espírito Santo established agreements with several universities, and awarded study grants under a partnership with the Ilídio Pinho Foundation - an organization that promotes scientific progress as a factor for human development. The Group also funded the creation of a professorship in the Portuguese Council for European Studies, within the scope of the INSEAD, aimed at gaining a better insight into European competitiveness and the Portuguese business community's positioning vis-à-vis the European Union's enlargement.



Frederico Ayres
Women at the Beach
Oil on canvass
Banco Espirito Santo

Corporate Governance Report







1. > Introduction

This is the second time the Board of Directors issues an annual Corporate Governance Report after the approval of the Portuguese Securities Market Commission (CMVM) Regulation no. 7/2001.

As suggested by the CMVM and on line with the Bank's policy, this report represents an exercise of critical reflection as well as the position adopted by the Company on the best corporate governance practices, a matter that is currently under permanent and constant evolution.

To this end, the main aspects concerning the development of the governance of Banco Espírito Santo (BES) during 2002 will be described in this Introduction.

A Code of Conduct addressed to all the employees of BES has been approved in March of this year. This Code of Conduct has been gradually adapted and introduced to the various Credit Institutions and Financial Companies of Group Banco Espírito Santo (Group BES). The main objective of this code is to establish a set of ethical duties, to prevent situations of conflict of interests and to regulate personal securities transactions.

The definitive establishment of BES's Audit Committee and its activity during the year also deserves a note. The Audit Committee is composed of non-executive independent members of the board, all of them having a profound knowledge and experience of financial matters and credit institutions. This committee has assumed a prominent role in providing assistance to the Board of Directors.

Finally, at the end of 2002, a new information disclosure and control system was created, aimed at guaranteeing the efficiency and quality of the overall process of gathering, assessing and disclosing information to the market. This represented a far-reaching measure that should lead to substantial improvements in current procedures.

For the system to work, two teams have been set up: a financial reporting team, responsible for ensuring the efficiency of the overall process of collecting and preparing financial information and periodically disclosing it to the market; and another team that collects and reports *ad hoc* information and is responsible for insuring the efficiency of the process through which BES discloses material information to the market.

2. > Disclosure of Information

2.1 > Organization and Flow Charts

According to its Multispecialist Organization Model, BES's macrostructure comprises a set of units differentiated according to the type of activity developed.

At the level of structural bodies, these units assemble top-line bodies that are directly accountable to the Executive Committee.

These units are systematized into:
i) Segmented Distribution Units
ii) Product Units
iii) Shared Services Units

Comissão Executiva			
	Segmented Distribution Units	**Product Units**	**Shared Services Units**
BES	Commercial Dep. North Commercial Dep. South Virtual Banking Dep. Residents Abroad Corporate Banking - North Corporate Banking - South Private Banking Large Corporates International Corporate Transactional Banking and International Business Municipals and Institutionals Company Moniorîng and Cedit Recovery	Operational Marketing Executive Unit Personal Credit and Auto Loans Financial Dep., Markets and Research	Audit and Inspection Dep. Corporate Communication Management Information Strategic Marketing Organization Human Resources Planning and Accounts Service Quality Global Risk Legal Dep.
Associated Companies	BIC BES Açores BEST CREDIBOM BESI BESI Brasil BESSA BES Angola BESOR ES Bank	Crediflash BESLeasing Euroges ESAF ES Capital ES Dealer BES Com	ACE Cêntimo ES Contact Center ES Data ES Innovation ES Interaction



> i) Segmented Distribution Units

The Segmented Distribution units consist in a group of structures that engage in activities of a commercial nature. As a whole, they have in common the fact that they have Customers allocated to them. This group also includes other structures that, although not sharing this feature, work in close association with the Segmented Distribution units to exploit/enhance the distribution channels.

This group consists of the following structures:

Commercial Department - North

Develops retail commercial action in the North of Portugal.

Commercial Department - South

Develops retail commercial action in the South of Portugal.

Virtual Banking Department

Coordinates the establishment of partnerships with companies/institutions under which a comprehensive and exclusive range of banking services and products are made available to their employees.

Department of Residents Abroad

Ensures a segmented commercial approach to emigration.

Corporate Banking Department - North

Controls and monitors all Corporate Centers in the Greater Oporto and Northern areas.

Corporate Banking Department - South

Controls and monitors all Corporate Centers in the Central, Southern and Greater Lisbon areas and in the Islands of Madeira and Azores.



Private Banking Department

Regularly monitors high net-worth customers, making a systematic assessment of their investment profiles to deliver products adequately fitting their needs.

Large Corporates Department

Manages corporate customers with turnover in excess of a pre-established amount.

International Corporate department

Responsible for the commercial follow-up of multinational companies operating in Portugal.

Transactional Banking and International Business Department

Responsible for transactional banking products and services. Manages the commercial relationship with resident and non-resident Financial Institutions. Monitors and controls the management of the Bank's units abroad and implements the overall external relations policy.

Municipals and Institutionals Department

In charge of the commercial monitoring of the local authority bodies and institutionals segments.

Company Monitoring and Credit Recovery Department

Develops and promotes adequate measures regarding the credit of companies under its responsibility, as well as the loans transferred to the overdue credit category.

> ii) Product Units

The Product Units consist in a group of structures that focus on designing products to be sold by the Commercial Units. These units are as follows:

Operational Marketing Department

Applies, coordinates and manages the offer of Retail products and services. Promotes functional links between product factories and distribution channels. Also implements and organizes the launch of products and services under a segmented commercial approach; supports BES's entire commercial network.

Executive Unit

Develops value proposals for the executive segment, specifically in terms of customer follow-up capacity and offer of products and services.

Personal Credit and Auto Loans Department

Develops, implements and manages the personal credit and auto loans offering in the Bank's various channels and in the retail segment.

Financial Department, Markets and Surveys

Responsible for cash management and also for managing and coordinating trading on financial instruments or products and respective derivative instruments. Analyses, controls and reports on the Bank's exposure to market risks. Promotes and develops surveys on macroeconomic conditions and financial markets.



> iii) Shared Services Units

The Shared Services Units consist in a group of structures that provide logistics support to the business. They include all the structures, either internal or at Group level, whose technical/operational activity is developed to provide direct support to the remaining units, namely:

Audit and Inspection Department

Applies, coordinates and fine-tunes internal control procedures, so as to improve the organization's functioning and reduce general risk conditions.

Corporate Communication Department

Manages all aspects of Group BES's institutional communication.

Management Information Department

Responsible for implementing Group BES's management information system to provide a guiding framework to management decisions. Translates the Group's vision and strategy into operating terms (objectives/measures).

Strategic Management Department

Identifies the financial needs of the different market segments, devising value proposals and establishing a competitive approach. Is responsible for executing the communication strategy for the Bank's products, as well as for the management and analytic exploitation of the customer database.

Organization Department

Its purpose is to set up and maintain Group BES's administrative and operating organization, seeking to optimize processes and the allocation of resources.

Human Resources Department

Defines and monitors policies and procedures concerning the management of Group BES's human resources.

Planning and Accounts Department

Records and controls accounting operations, coordinates and promotes provisioning and depreciation policies. Coordinates the Bank and the Group's budgetary process and management control.

Service Quality Department

Represents the voice of the Customer in the Group, ensuring that the organization's strategy is geared towards providing customer satisfaction

Global Risk Department

Identifies, quantifies and controls the different categories of risks assumed in such a way as to gain a better insight into and improve the management of the Group's global exposure by gradually implementing the risk policies outlined by the Executive Committee, while standardizing all these entities' principles, concepts and methodologies.



Legal Department

Provides consultancy as well as legal and tax counseling services, and also legal action services.

Within the scope of the Complementary Grouping of Companies (Agrupamento Complementar de Empresas):

Purchases and Property Division

Responsible for purchases, supplies, the management of property and premises, and the supervision of works within Group BES.

Self and Direct Banking Division

Coordinates the cross-selling of financial products, exploiting alternative means such as the Internet and Telephone Banking. Manages, coordinates and supervises the entire Multibanco and Multibes network of ATMs, the POSs and other self service equipment.

Execution of Operations Division

Responsible for the operational execution of processes, namely regarding credit, funds, guarantees, transfers and values.

Mortgage Credit Division
Controls and makes the follow-up of Mortgage Credit processes.

2.2 > Share Price Performance

The performance of BES shares in 2002 is given below:

euro

2002	Jan	Fev	Mar	Abr	Mai	Jun	Jul	Ago	Set	Out	Nov	Dez
Mínima	14,39	11,40	11,45	11,70	11,20	11,29	10,98	10,70	10,20	10,29	10,61	11,49
Média	14,51	11,88	12,01	11,81	11,48	11,54	11,34	10,89	10,74	10,44	10,96	12,00
Máxima	14,60	14,50	12,10	12,10	11,80	11,80	11,65	11,38	11,25	10,85	11,54	12,50
Última	14,50	11,50	12,10	11,84	11,60	11,55	11,27	11,29	10,40	10,75	11,50	12,50

Fonte: Euronext Lisboa

Consolidated 2001 results were released on February 6, 2002.



Also during February 2002, BES increased its share capital from euro 1,000,000,000.00 to euro 1,500,000,000.00 through the issue of 100 million new shares, fully subscribed and paid up, as follows: 50 million new shares awarded to shareholders as bonus shares through the incorporation of reserves available for the purpose, with a ratio of 1 bonus share for each 4 shares held; and 50 million new shares subscribed by shareholders at the price of euro 11 each, each shareholder being entitled to subscribe 1 new share for each 4 shares held. The subscription period was on February 2002 and the respective deed was celebrated on 27 March 2002.

Chapter 8.1.2 of the Annual Report contains more detailed information on this issue.

Net dividend per share paid by BES to its shareholders on April 12, 2002 on the 2001 net profit was euro 0.3008 to residents and euro 0.2632 to non-residents.

2.3 > Dividend policy

The Bank's dividend policy is to seek to pay dividends to its shareholders corresponding to at least 50% of its net individual earnings. However, this intent is dependent on the evolution of BES's financial conditions and results, as well as on other factors deemed relevant by the Board of Directors.

Accordingly, and as described in the proposal on the distribution of the 2002 earnings, BES's Board of Directors will submit to the General Meeting a proposal to pay a gross dividend per share of euro 0.287.

2.4 > Plans to Allot Shares and Stock Option Plans

BES has in place two systems of attributing a variable remuneration to its employees, which apply regardless of the post or professional category occupied. These are the Objectives and Incentives System (SOI) and the Stock-based Incentive System (SIBA). However, none of these systems constitutes a plan for the attribution of stock options.

The SOI consists in a scheme for employee sharing in BES's profits that takes into account individual performance. This is assessed in both qualitative terms (through a professional rating given by the superior officer) and quantitative terms (commercial objectives, cost to income or service levels depending on the department where the employee in question works).

The SIBA is one of the main tools used to implement BES's human resources policy. It is justified by the willingness to foster loyalty in employees and stimulate their commitment to a permanent improvement of business and results.



This incentives scheme consists in the sale to the employees of one or more blocks of BES shares with deferred settlement. The employees eligible to benefit from the SIBA are the members of the Executive Committee and BES's active workers, the employees and executive board members of Group Banco Espírito Santo (understood as the universe of companies made up of BES, all Credit Institutions and Financial Companies included in the banking supervision consolidation scope, and the Banking Complementary Grouping of Companies in which BES participates). The Board of Directors, based on a proposal submitted by the Executive Committee, selects the potential beneficiaries and determines the quantity of shares to be made available to each of them. When drawing up this proposal, the Executive Committee takes into account the performance appraisal of potential beneficiaries according to the responsibility involved in and the objectives established for the respective positions. When the decision involves a member of the Executive Committee, it will be taken by the Remuneration-Setting Committee.

As far as the SIBA is concerned the share's unit selling price is that which results from dividing the value of the share' closing price in the Euronext Lisboa Stock Exchange session immediately prior to the date of the sale by the total number of shares, plus the value corresponding to the dividends that may be attributed to these shares up to their full redemption, plus the value equivalent to financial charges on eventual loans granted under capital increases by cash inflows.

In February 2002 , and related to BES' capital increase decided on December 31, 2001, the employees benefiting from the SIBA were attributed shares and subscription rights, under the terms foreseen in the capital increase.
Also in 2002, there was a new sale of shares whereby 4,527,165 shares were attributed

to 6,771 employees.

Since the implementation of the SIBA, a total of 7,367,437 shares have been sold to approximately 7,300 employees.

2.5 > Use of New Technologies for the Disclosure of Information

The use of electronic means to disclose, make available and transmit BES's financial information is becoming increasingly important in the relationship between the institution and the financial community in general, and in particular between the Bank and its shareholders and investors.

Among other documents, BES publishes on its webpage (www.bes.pt) annual and interim reports, communications and press releases, quarterly financial information, presentations, General Meetings' convening notices and corresponding voting paper forms. In addition to the Internet, electronic mail is increasingly used to answer or clarify questions addressed to BES.

The information available for shareholders, investors and analysts at BES's site includes regular presentations to analysts, a calendar of BES events of interest to investors, information on debt issuance, quarterly financial information and also information on Corporate Governance.



Finally, and within the scope of BES's relationship with shareholders, investors and analysts, it is possible to contact the bank or make inquiries through the Internet.

2.6 > Investor Relations Office

BES's Corporate Communication Department (Paulo Padrão and Elsa Jardim) is in charge of relations with shareholders, investors and analysts, namely in what concerns the clarification of questions or the disclosure of regular or sundry information.

This department regularly issues presentations, communications or press releases on quarterly, interim and annual results, as well as on any other facts that may be of interest to the financial community in general.

The person in charge of Market and CMVM Relations, Júlio André, is responsible for BES's relationship with the supervising authorities and for the disclosure of information through the CMVM, by means of announcements or relevant event notices.

Any investor may contact BES by post, phone or e-mail to the following addresses:
Corporate Communication Department
Avenida da Liberdade, 195 - 11.° - 1250-142 Lisboa
Phone / Fax: (351) 21 350 1713 / (351) 21 359 7309
http://www.bes.pt/ir / E-mail: investor.relations@bes.pt

3. > The Exercise of Shareholder Voting and Representation Rights

General Meetings are convened in the terms and with the advance notice required by law.

Before each annual general meeting, the President of the Executive Committee addresses a letter to the shareholders where, besides giving an overview of the previous year's activity, also stresses the importance of having all shareholders participate in the meeting.

Moreover, BES regularly promotes the disclosure of information to ensure that the dates and agendas of general meetings are widely publicized, thus encouraging a broad participation of all its shareholders in these meetings.

The holders of shares registered in their name no later than 15 (fifteen) days prior to the date of General Meetings are entitled to participate in the meeting. Shareholders are also required to deliver to BES a communication from the financial intermediary where his/her shares are registered addressed to the Chairman of the General meeting, certifying that (i) the shares were registered in his/her name no later than 15 (fifteen) days prior to the date of the meeting and (ii) that the blocking of the shares has been registered since then and up to the closing of the meeting.



Those shareholders who, under the terms of the law, wish to cause themselves to be represented in a General Meeting should deliver the respective representation instruments to BES's head-office no later than 5 (five) days prior to the day of the meeting.

Likewise, all corporations that are shareholders and wish to be represented in a General Meeting should indicate their representative within the same time limit. However, the Chairman of the General Meeting may allow the participation in a General Meeting of representatives that were not indicated within the prescribed time limit, providing it is ascertained that this will not hamper the General Meeting's works. BES guarantees the availability of suitable information for any shareholder who wishes to be represented, namely by making available, for consultation, the proposals that will be submitted to the General Meeting, so that he/she can give voting instructions to his/her representative.

Each 100 (one hundred) shares will be entitled to one vote, although shareholders owning less than this number of shares may form a group under the terms of the law.

Under the terms of the law, postal votes are admitted. Voting instructions, enclosed in a sealed envelope and addressed to the Chairman of the General Meeting, should be delivered to BES's head-office no later than at 18:00 (eighteen) hours of the fifth business day prior to the day designated for the General Meeting. Shareholders' signatures must be authenticated by a notary public or certified by BES's secretary. A form for postal voting is available for consultation from BES's Secretary (at the Company's Legal

Department - Head-office building) or at the Bank's Internet site (www.bes.pt).

The system that will permit the exercise of voting rights by electronic devices is not yet operational.

4. > Company Internal Rules

4.1 > Code of Conduct

A Code of Conduct applicable to all the employees of Banco Espírito Santo was approved in March 2002, and subsequently registered with the CMVM. This Code has been progressively adapted to Group Banco Espírito Santo's various credit institutions and financial companies. The Code of Conduct foresees and regulates the following main aspects:

- the obligation of all employees to act in accordance with a set of principles and ethical obligations and duties (equality of treatment of all BES customers, professionalism, earnestness, competence, diligence, the duty to act in good faith, neutrality, integrity, the principle that the interests of BES customers prevail over the interests of BES's employees and board members, the obligation to observe secrecy and cooperate with all the supervision authorities, internal conduct obligations, and the duty to defend the efficiency and transparency of the market);
- matters of conflict of interests are regulated in detail;
- it regulates personal transactions of securities made by Group employees so as to prevent the misuse of information or trading based on privileged information (insider trading); these regulations apply to all and any of BES's employees and not only to those working in areas usually qualified as sensitive;
- it regulates the situation of employees who make research;
- it establishes general principles on the prevention of money laundering;
- it regulates the treatment to be given to customer complaints in the area of financial intermediation;
- it expressly establishes that any failure to comply with the provisions of the Code of Conduct shall be considered a disciplinary offense, when committed by a BES employee; a breach of contract, when committed by a permanent service provider; or an omission of contractual obligations, when committed by a member of the board of directors or supervisory board;
- The code of conduct was distributed to all employees immediately after approval, and is also available for consultation at the Bank's Intranet network.



4.2 > Internal Procedures to Control the Risks Arising from BES's Activities

BES has an internal structure that is especially dedicated to controlling the risk inherent in its activity. The information concerning the attribution of powers, the organization and the levels of risk is broadly presented in point 6.8. of the Management Report.

In addition, the following organic units are responsible for internal auditing and risk management:

> i) Global Risk Committee

This committee has the following responsibilities:

- to submit to the Executive Committee's approval methodologies, policies, procedures and instruments to deal with all types of risk incurred by Group BES;
- to ensure coordination between the Global Risk Department's activity and the business units and central departments;
- to ensure that the business units comply with the methodologies, policies and procedures approved;
- to give opinions to the Executive Committee on the approval of new products whose features make them rather complex in terms of risk;
- to act as a monitoring committee on matters of risk for all projects conducted within the Group;
- to validate results and approve recommendations;
- to decide which initiatives are priorities and to allocate internal and external resources to their implementation;
- to decide on the communication plan that suits the organization's different levels.
- to ensure that there is an integrated vision of the different types of risk.



As a rule, this committee meets on a monthly basis. It includes the following executive board members:
Ricardo Espírito Santo Silva Salgado
Mário Mosqueira do Amaral
António José Baptista do Souto
Jorge Alberto Carvalho Martins
Manuel António Gomes de Almeida Pinho
José Maria Espírito Santo Silva Ricciardi

> ii) Audit and Inspection Department

By assessing internal control systems and supplying adequate information to support decision making, it contributes to improve the Group's operation and to reduce general risk conditions.

Within the scope of its powers, it is responsible for:

- assessing the operating conditions of structural units and the efficiency of working procedures, in order to ensure consistent practices and to test compliance with the Board of Directors' decisions;
- ensuring adequate means/processes to test and validate operating procedures, and, by means of regular checks, safeguarding money and documentary values that are the property of Group BES or were entrusted to it for safeguarding;
- ensuring and promoting the relations with Legal, Police and Supervision authorities in all matters/actions pertaining to control, safety, banking secrecy and money laundering;
- participating in the definition and preparation of an internal regulatory framework,

both through the issue of specific regulations and by taking part in consultations carried out in the field of control principles and safety applicable to banking procedures;

- acting preemptively and proactively to ensure rational coverage of the organization's operation and risks, issuing reports on the activities that seek to solve any functional and operational constraints that may have been detected.

4.3 > The Existence of Limits on the Exercise of Voting Rights, Special Rights and Shareholder Agreements

As far as BES is aware, there is no shareholder agreement or clause in the Company's by-laws bearing on BES or on any of the companies in which it has equity holdings and whose shares are listed on the stock exchange regarding the exercise of rights in the company or the transferability of BES shares.

5 > Board of Directors

5.1 > Description of the Board of Directors

Under the terms of paragraph 1, Article 16 of the Bank's memorandum of association, the Board of Directors is composed of an odd number of members, from 11 (eleven) to 31 (thirty one).The number currently established is 31 (thirty one).



The CMVM requires that each company specify the independent members of the board of directors, explaining the concept of independent director adopted.

On this last issue, some clarification should be given. All BES's board members are forced by law to act exclusively guided by BES's interest, with the interests of shareholders and workers in mind. The independence to which the SEC refers thus embraces another meaning, i.e., it relies on a merely *de facto situation*, based on the existence of special relations between the members of the board and other entities or between them and the company itself. Along these lines, BES decided to adopt the following concept: an independent director shall be considered as any director that does not have economic, family or working links with the company's dominant shareholders.

BES has 16 (sixteen) independent board members. At present the Board of Directors comprises the following members (the list of corporate positions occupied by members of the Board of Directors is attached as an appendix to this report):

Chairman (non executive)
António Luís Roquette Ricciardi (the post held in BES is not his main activity; he is a non-independent member).

Vice-Chairman (President of the Executive Committee)
Ricardo Espírito Santo Silva Salgado (the post held in BES is his main professional activity; he is a non-independent member).

Vice-Chairman (non executive)

Jean Gaston Pierre Marie Victor Laurent (the post held in BES is not his main activity; he is an independent member).

Members of the Executive Committee:

Mário Mosqueira do Amaral (the post held in BES is his main professional activity; he is a non-independent member).

José Manuel Pinheiro Espírito Santo Silva (the post held in BES is his main professional activity; he is a non-independent member).

António José Baptista do Souto (the post held in BES is his main professional activity; he is an independent member).

Jorge Alberto Carvalho Martins (the post held in BES is his main professional activity; he is an independent member).

Manuel António Gomes de Almeida Pinho (the post held in BES is his main professional activity; he is an independent member).

José Manuel Ferreira Neto (his main professional activity is exercised as Chairman of the Board of Directors of Banco Internacional de Crédito S.A., held at 100% by BES; he is an independent member).

Patrick Gérard Daniel Coudène (the post held in BES is his main professional activity; he is a non-independent member).

José Maria Espírito Santo Silva Ricciardi (the post held in BES is his main professional activity; he is a non-independent member).

Jean-Luc Louis Marie Guinoiseau (the post held in BES is his main professional activity; he is an independent member).

Rui Manuel Duarte Sousa da Silveira (the post held in BES is his main professional activity; he is an independent member).

Joaquim Aníbal Brito Freixial de Goes (the post held in BES is his main professional activity; he is an independent member).

Pedro José de Sousa Fernandes Homem (the post held in BES is his main professional activity; he is an independent member).

Non-executive members:

Yves Henri Camille Barsalou (the post held in BES is not his main activity; he is an independent member).

Gilles François Gramat (the post held in BES is not his main activity; he is not an independent member).

Aníbal da Costa Reis de Oliveira (the post held in BES is not his main activity; he is not an independent member).

Manuel de Magalhães Villas-Boas (the post held in BES is not his main activity; he is not an independent member).

Manuel Fernando Moniz Galvão Espírito Santo Silva (the post held in BES is not his main activity; he is not an independent member).

Jackson Behr Gilbert (the post held in BES is not his main activity; he is not an independent member).

(*) Manuel Serzedelo de Almeida was suspended from his post as member of BES's Board of Directors for a period of no less than 60 days, following a request for temporary suspension submitted by himself to the Chairman of the Supervisory Board on 24 January 2003.

Manuel António Ribeiro Serzedelo de Almeida (his main professional activity is exercised as President of the Executive Committee of Banco Espírito Santo de Investimento S.A., which is held at 100% by BES. He is not an independent member).(*)
Francisco Luís Murteira Nabo (the post held in BES is not his main activity; he is an independent member).
Ilídio da Costa Leite de Pinho (the post held in BES is not his main activity; he is an independent member).
Herman Agneessens (the post held in BES is not his main activity; he is an independent member).
Michel Victor François Villatte (the post held in BES is not his main activity; he is not an independent member).
Mário Martins Adegas (he is an independent member, and his post in the Audit Committee represents his sole professional activity).
Luís António Burnay Pinto de Carvalho Daun e Lorena (he is an independent member, and his post in the Audit Committee represents his sole professional activity).
Lázaro de Mello Brandão (the post held in BES is not his main activity; he is an independent member).
Ricardo Abecassis Espírito Santo Silva (the post held in BES is not his main activity; he is not an independent member).
Bernard Henri Georges de Wit (the post held in BES is not his main activity; he is not an independent member).

5.2 > Description of the Executive Committee and other Committees with Powers to Intervene in Management Matters



Under the terms of Article 21 (2) of the Bank's memorandum of association, the Company shall have an Executive Committee composed of 11 (eleven), 13 (thirteen) or 15 (fifteen) members of the Board of Directors, to whom the Board of Directors delegates the day-to--day running of the company.

At present the Executive Committee comprises 13 (thirteen) members, who are responsible for the following areas:

Ricardo Espírito Santo Silva Salgado
Chairman of the Daily Financial and Credit Committee and ALCO Committee (Assets and Liabilities Committee); Planning and Accounts, Asset Management, Purchases and Property (CGC), Corporate Communication, General Secretariat to the Board of Directors, and Management Information; also ensures coordination between BES activity and that of Bes.com, SGPS, S.A. and ESEGUR - Empresa de Segurança S.A.

Mário Mosqueira do Amaral
Transactional Banking and International Business, Corporate International, and External Branches (New York, London, Lausanne and Cayman Islands).

José Manuel Pinheiro Espírito Santo Silva

Private Banking (Group BES Coordination), Residents Abroad, Financial Consultants and Banco Espírito Santo, S.A. (Spain).

José Manuel Ferreira Neto

Mortgage Credit Division (CGC); ensures coordination between BES activity and that of Banco Internacional de Crédito S.A..

António José Baptista do Souto

Large Companies, Corporate Banking - North, Corporate Banking - South, and Municipals and Institutionals. Also ensures coordination between BES activity and that of Espírito Santo Data, SGPS, S.A., Besleasing Mobiliária - Sociedade de Locação Financeira S.A., Besleasing Imobiliária - Sociedade de Locação Financeira S.A. and Euroges - Aquisição de Créditos a Curto Prazo S.A..

Jorge Alberto Carvalho Martins

Commercial Department - North, Personal Credit and Auto Loans, and Executive Advisory Unit. Also ensures coordination between BES activity and that of Credibom - Sociedade Financeira para Aquisições a Crédito S.A..

Manuel António Gomes de Almeida Pinho

Financial Department, Markets and Surveys.



Patrick Gérard Daniel Coudène

Commercial Department - South, Operational Marketing and Executive Unit.

José Maria Espírito Santo Silva Ricciardi

Global Risk, Company Monitoring and Credit Recovery Department, and Audit and Inspection.

Jean-Luc Louis Marie Guinoiseau

Organization, and Execution of Operations Division (CGC). Also ensures coordination between BES activity and that of Crediflash - Sociedade Financeira para Aquisições a Crédito S.A..

Rui Manuel Duarte Sousa da Silveira

Legal Division of Group Banco Espírito Santo.

Joaquim Aníbal Brito Freixial de Goes

Strategic Marketing, Direct and Self-Banking Division (CGC), Human Resources, and Virtual Banking.

Pedro José de Sousa Fernandes Homem

Private Banking (BES).

In addition, the following committees have specialized powers on management matters:

Business units monitoring committees

> i) Wholesale Committee (Corporate, Investment and International Banking)

This committee has the following responsibilities: to submit to the Executive Committee the major strategic development guidelines for the Wholesale Banking area; to ensure that there is coordination between BES's corporate banking activity and the activity of Banco Espírito Santo de Investimento S.A.; to promote coordinated action with Banco Internacional de Crédito S.A., Banco Espírito Santo S.A. (Spain) and Banco Espírito Santo de Investimento do Brasil; to monitor the segment's evolution and the fulfillment of established targets; to decide on the allocation of resources; to control the margin and profitability; to submit proposals on price schedule changes to the ALCO Committee.

As a rule this committee meets every week, and includes the following members:
Mário Mosqueira do Amaral
José Manuel Ferreira Neto
Manuel António Ribeiro Serzedelo de Almeida [*]
António José Baptista do Souto
Jorge Alberto Carvalho Martins
Manuel António Gomes de Almeida Pinho
José Maria Espírito Santo Silva Ricciardi
Rafael Valverde (Banco Espírito Santo de Investimento, S.A.)

> ii) Retail Banking Committee (Individual Customers and Small Enterprises)



This committee has the following responsibilities: to submit to the Executive Committee the major strategic development guidelines for the Retail Banking area; to ensure that there is coordination between BES's retail banking activity and the activity of Banco Internacional de Crédito S.A.; to monitor business activities and the fulfillment of established targets; to decide on commercial initiatives reinforcing the Group's competitiveness; to control the margin and profitability; to submit proposals on price schedule changes to the ALCO Committee.

As a rule, this committee meets every two weeks and has the following members:
José Manuel Ferreira Neto
Jorge Alberto Carvalho Martins
Patrick Gérard Daniel Coudène
Jean Luc Louis Marie Guinoiseau
Joaquim Aníbal Brito Freixial de Goes

> iii) Private Banking Committee

This committee has the following responsibilities: to submit to the Executive Committee the major strategic development guidelines on global targets and the projected operating plan; to ensure that there is coordination between BES's Private Banking activity and the activity of Banco Internacional de Crédito S.A.; to approve a products and services policy

[*] Manuel Serzedelo de Almeida was suspended from his post as member of BES's Board of Directors for a period of no less than 60 days, following a request for temporary suspension submitted by himself to the Chairman of the Supervisory Board on 24 January 2003.

that best meets the customers' needs and market opportunities; to analyze on a monthly basis the execution of the operating and performance plan and the quality levels of the service provided to the customer, while assessing the cooperation and efficiency level of internal and external suppliers; to control the margin and profitability; to submit proposals on price schedule changes to the ALCO Committee and assess power delegation proposals concerning credit and deposits operations; to watch the competition on a regular basis so as to be able to have an active role in recommending alternative strategies; to recommend the targets and incentives scheme; to ratify senior staff appointments.

This committee meets at least once every month and comprises the following members:
José Manuel Pinheiro Espírito Santo Silva
José Manuel Ferreira Neto
Manuel António Ribeiro Serzedelo de Almeida (*)
Jorge Alberto Carvalho Martins
Manuel António Gomes de Almeida Pinho
Pedro José de Sousa Fernandes Homem
Patrick Gerard Daniel Coudène

Specialized Monitoring Committees

> i) Financial and Credit Committee
The committee meets daily in Lisbon and is attended by officers from the following areas: Corporate Banking, Municipals and Institutionals Department, Financial Department, Markets and Surveys, Transactional Banking and International Business Department, and Global Risk Department. Operations exceeding the Board members' credit powers are submitted to this committee. The Project Finance Division (BESI) is also represented in this committee, to assess proposals in which BESI participates together with BES departments.



The committee meets daily in Oporto and is attended by officers from the following areas: Commercial Department - North, Corporate Banking Department - North, Global Risk Department and Municipals and Institutionals Department.

> ii) ALCO (Asset and Liability Committee)
This committee has the following responsibilities: to analyze macroeconomic data from the main economic areas in the world; to analyze the ALCO report; to monitor and make a comparative analysis of products sold by the competition; to approve the guidelines on balance sheet mismatching management, namely by resorting to derivative instruments; to approve the products' price policy, introducing any changes considered necessary; to approve the marketing of products and respective conditions.
This committee meets at least once every month. It is chaired by Dr. Ricardo Espírito Santo Salgado, the President of the Executive Committee, and attended by all the members of the Executive Committee, by representatives from the Financial Department, Markets and Surveys, Planning and Accounts Department, Global Risk

(*) Manuel Serzedelo de Almeida was suspended from his post as member of BES's Board of Directors for a period of no less than 60 days, following a request for temporary suspension submitted by himself to the Chairman of the Supervisory Board on 24 January 2003.

Department, Marketing Department, and also by representatives from all Corporate and Personal Banking Commercial Departments.

> iii) Information Systems, Organization, Operations and Quality

This committee has the following responsibilities: to define priorities in terms of IT developments; to monitor ongoing IT projects; to ensure that information systems evolve in tandem with operating efficiency and the organizational structure; to promote the use of the Internet to improve the internal processes and procedures of all Group Banco Espírito Santo units.

As a rule this committee meets every two weeks and has the following members:
Ricardo Espírito Santo Silva Salgado
José Manuel Ferreira Neto
António José Baptista do Souto
Jorge Alberto Carvalho Martins
Jean-Luc Louis Marie Guinoiseau
Joaquim Aníbal Brito Freixial de Goes
Patrick Gerard Daniel Coudène
Pedro José Fernandes Homem

It is also regularly attended by representatives from the following units: Operational Marketing Department, Direct Banking and Self-Banking Department, Organization Department, Department for the Execution of Operations, as well as representatives from Espírito Santo Data, SGPS, S.A.



> iv) Global Risk Committee

Cf. point 4.2.i) of this Report

5.3 > How the Board of Directors Exercises Effective Control in its Guidance of the Company

According to the Bank's bye-laws, the Board of Directors meets at least quarterly and whenever convened by the Chairman or by two board members. The Board of Directors' Executive Committee meets as a rule at least once a week, also ensuring day-to-day monitoring that on occasion requires extraordinary meetings.

Some of the non-executive board members are executive members of the Board of Directors of companies with which BES has a shareholding relationship and for that reason are aware of part of BES's activity.

The Board of Directors' Secretariat is responsible for ensuring that the members of the Board and of the Executive Committee receive in due time - as a rule with at least 72 hours prior notice - all the appropriate documents for the analysis of the items included in the Agenda for each of these bodies' meetings.

5.4 > Internal Control Committees

> i) Audit and Inspection Department

Cf. point 4.2.ii) of this Report

> ii) Audit Committee

a. Powers and Responsibilities of the Audit Committee

The Audit Committee was created within BES's Board of Directors and by resolution of the same Board of 26 October 2001.

The Committee's main task is to assist the Board of Directors in the fulfillment of its supervision responsibilities with regard to (i) the process of preparing regular financial and account rendering reports, at both statutory and consolidated level, (ii) the internal and external audit processes, including the direct responsibility, subject to ratification by the Board of Directors, where applicable, for the appointment, remuneration, performance assessment and retention of the external auditors, (iii) the professional qualifications and independence of the external auditors, (iv) the system adopted by the Bank to verify compliance with the laws and regulations that are applicable to it as well as to the companies where it has equity holdings and which are included in the banking supervision consolidation scope to which the Bank is subject (hereinafter together designated as "Group BES" or "associated companies"), and also (v) the compliance of all board members, managers and remaining employees with the Codes of Conduct that may have been approved for BES and for its associated companies. The Audit Committee is also responsible for previously authorizing any relevant services that BES's external auditors propose to provide to the Bank or to any of its associated companies whenever the nature of such services is not that of auditing services.

The Committee currently comprises two non-executive members of the Board of Directors (Mário Martins Adegas and Luís António Burnay Pinto de Carvalho Daun e Lorena). It meets at least four times a year, having full powers and autonomy to meet more often, as dictated by circumstances. Minutes are drawn of every Committee meeting, which, after being signed by the respective members, are sent to the Board of Directors.

The Audit Committee's functions are essentially of a supervisory nature. The Committee has full powers to conduct or authorize investigations within the sphere of its responsibilities. Among others, the Committee has the power to:

- obtain from any employee of Group BES's companies all the information it may deem necessary to carry out its functions, all employees being authorized and obliged to provide such information without any restrictions whatsoever;
- meet with board members, managers, external auditors and/or members of the audit boards of Group BES's companies whenever and in so far as it so deems necessary to carry out its functions;
- obtain independent opinions and contract specialized advisory services or external consultancy services, as it may deem necessary for carrying out its functions.

The Audit Committee's powers and responsibilities concern essentially the following areas:

Internal Control

- To assess the effectiveness of BES's internal control system in the process of preparing annual and interim accounts and financial reports, including the respective control and security from the technological standpoint;
- to obtain a clear understanding of the scope and findings of internal control examinations produced by internal and external audits over the process of preparing annual and interim accounts and financial reports;
- to revise the results of the assessment undertaken by the executive management of the financial reporting internal control structure and procedures, as well as the internal control reports required by applicable standards and regulations.

Internal Audit and Inspection

- To analyze the reference terms, the action plans, the activities, the human resources and the organizational structure of the internal audit and inspection function;
- to meet regularly with the officers in charge of global risk control and internal audit and inspection and assess the effectiveness of such functions.

External Audit

- To give final approval for the appointment or resignation of external auditors and to decide on their retention based on the assessment of their performance and professional independence, subject to ratification by the Board of Directors;
- to analyze the external auditors' annual work planning proposal;
- to approve the fees and remaining conditions of the professional audit relationship with the external auditors, and give a prior opinion on the provision of other services proposed by the external auditors;
- to examine and confirm the professional independence of the external auditors;
- to examine the external auditors' performance and assess the qualifications, performance and professional independence of the principal officer in charge of the work;
- to assess any reports or communications addressed by the external auditors to the Committee, as well as the answers thereto provided by the executive managers and/or the internal audit and inspection;
- to meet regularly with the external auditors;
- to check the external auditors' confirmation of internal control reports and discuss the consequences that may arise therefrom;
- to discuss with the Board of Directors the opportunity of and the process involving the regular rotation of the external auditor's main representatives in charge of executing and examining their work, as required by applicable standards or regulations, and to consider the eventual need for the rotation of the external auditing firm itself.



Coordination with the Executive Committee, Internal Audit and Inspection and External Auditors

- To examine, together with the Planning and Accounts Department (PAD), the most significant aspects of interim and annual accounts, including any new accounting regulations and respective impact on the Bank's financial statements;

- to analyze, together with the Executive Committee and the external auditors, the conclusions reached in the latter's work on the interim and annual accounts;
- to examine, together with the Executive Committee, the PAD and the external auditors, the financial statements as well as the remaining chapters of interim and annual financial reports, prior to their regulatory public presentation and disclosure;
- to go over, together with the external auditors, any problems they may have found in carrying out their work;
- to discuss and solve any differences of opinion arising between the Executive Committee and the external auditors with regard to financial reporting;
- to analyze the external auditors' draft report before its final version is submitted to the Board of Directors and the shareholders;
- to discuss any proposals to change principles, policies, internal accounting control procedures and/or practices submitted by the external auditors, the Internal Audit and Inspection or the Executive Committee, prior to their definitive adoption;
- to inquire into the possible existence of exposure to significant risks as well as into the steps given to monitor, control and minimize such exposure.

Compliance with laws, standards and regulations

- To analyze the effectiveness of BES's system of guaranteeing compliance with legal and regulatory requirements, as well as the findings of eventual investigations led by the Executive Committee and respective conclusion;
- to analyze the findings of examinations conducted by inspectors from governmental or regulatory entities, as well as observations on non--performance made by BES' s external auditors;
- to follow-up the disclosure of the Code of Conduct and monitor the compliance with its rules and principles;
- to analyze any issues that may arise regarding compliance with the law, the standards and the regulations applying to BES



Complaints

- To establish procedures for collecting, filing and treating, on a confidential and anonymous basis, any criticisms concerning accounting matters and problems, or relating to internal control or auditing.

Providing information

- To keep the Board of Directors regularly informed of the Committee's work, problems faced and solutions proposed or recommended;
- to confirm that efficient and regular communication has been established and maintained between the Internal Audit Department, the Planning and Accounts Department, the Global Risk Department, the external auditors and BES's Board of Directors;
- to prepare the information on the composition of the Committee, its responsibilities and duties and how these were fulfilled, for inclusion in BES's annual financial report;
- to analyze any other reports that may be issued by the Bank or any of its associated companies regarding the Committee's responsibilities and duties.

b. Activity of the Audit Committee in 2002

The Audit Committee initiated its first period of activity on 1 April 2002. After a first phase dedicated to the definition of its own rules and working methods, such as will permit to perform as best as possible the supervision powers assigned to it, the Audit Committee played a significant role in various areas of the corporate governance of BES and Group BES. The Audit Committee's activity in 2002 may be summed up as follows:

- besides its own regular formal meetings, the Committee attended all the Board of Directors' meetings since May 2002 and also some of the Executive Committee's weekly meetings;
- analysis of the last report of the external auditors (PwC), concerning their audit of the 2001 financial year.
- participation in the process of selecting, issuing an opinion, and forming a decision on the engagement of Group BES's new official auditors and external auditors (KPMG) and subsequent monitoring and assessment of their work;
- analysis of BES's annual report to Banco de Portugal on internal control, and of the systematic mechanisms to monitor internal control and the effectiveness achieved by these;
- analysis of the decisions taken regarding some of the Audit and Inspection Department (AID) reports, namely those considered more important;
- assessment of BES's annual internal and external auditing plans for 2002; these deserved a favorable opinion, specifically in what concerns the resources made available to reach adequate effectiveness levels;
- specific analysis and active participation in the preparation of proposals/suggestions concerning the ongoing implementation of the US law "Sarbanes - Oxley Act of 2002" with a view to being prepared for actual and/or potential effects on Group BES of the new rules applying to foreign companies listed on US stock exchanges;
- participation in several work meetings with senior officers of BIC-Banco Internacional de Crédito, ESAF-Espírito Santo Activos Financeiros, Espírito Santo Bank (Miami), as well as BES's Oporto branch and New York to discuss matters of transparency, adequate compliance with good accounting and internal control practices, as well as the correct observance of ethical and good professional conduct principles;
- examination, together with the Executive Committee, the external auditors and the official auditors, of the interim consolidated accounts as of 30 June 2002 and the annual consolidated accounts as of 31 December 2002, as well as of the these bodies' opinions on these accounts;
- analysis of the findings of the inspections carried out by Banco de Portugal in 2002;
- issuing opinions on a number of matters formally submitted to the Committee for such purpose;
- assessment of the level of adoption of the Codes of Conduct of BES and of other entities of Group BES, as well as of the systems used to permanently monitor the general compliance with these codes;
- submitting to the Board of Directors a proposal to amend the provisions of the Audit Committee Regulation.



5.5 > Remuneration of Members of the Board of Directors Dependent on the Results of BES

Part of the remuneration of the members of BES's board of directors depends on the results of the company, and they may share in the results subject to previous resolution taken by the shareholders in a General Meeting. The relevant variable to be considered for this purpose is BES's actual cost to income versus the budgeted figure. The amounts attributed are exactly the same for all the members of the Executive Committee, except for the Chairman.

5.6 > Remuneration Paid to the Members of The Board of Directors

The table below shows the overall remuneration paid to the members of the board of directors as a whole, distinguishing between the fixed and the variable part of this remuneration:

euro thousand

Remuneration	
Total fixed remuneration	2,338
Executive Members of the Board of Directors	2,286
Non-Executive Members of the Board of Directors	52
Total variable remuneration	541
Executive Members of the Board of Directors	541
Non-Executive Members of the Board of Directors	0

> Appendix

List of Corporate Positions Occupied by the Members of the Board of Directors

ANTÓNIO LUÍS ROQUETTE RICCIARDI

Higher Council of Group Espírito Santo (Chairman)

Board of Directors

Banco Espírito Santo, S.A. (Chairman)
Banco Espírito Santo et de la Vénétie, S.A. (Chairman)
Bespar – Sociedade Gestora de Participações Sociais, S.A. (Vice-Chairman)
Compagnie Bancaire Espírito Santo, S.A. (Member)
E. S. Control (BVI), S.A. (Chairman)
E. S. Control Holding, S.A. (Chairman)
E. S. International Holding, S.A. (Chairman)
E. S. International Panamá.S.A. (Chairman)
Espírito Santo Financial (BVI), S.A. (Member)
Espírito Santo Financial Group, S.A. (Member)
Espírito Santo Industrial (BVI), S.A. (Member)
Espírito Santo International (BVI), S.A. (Chairman)
Espírito Santo Property (BVI), S.A. (Member)
Espírito Santo Resources Limited (Chairman)
Espírito Santo Services, S.A. (Member)
Espírito Santo Tourism (Europe), S.A. (Chairman)
Espírito Santo Tourism Limited (Member)
Gespetro – Sociedade Gestora de Participações Sociais, S.A. (Honorary Chairman)
Partran – Sociedade Gestora de Participações Sociais, S.A. (Vice-Chairman)

General Meeting

Banco Internacional de Crédito, S.A. (Chairman)
ESCA Participation Limited (Chairman)
Espírito Santo Property Holding (Portugal), S.A. (Chairman)
Espírito Santo Resources (Portugal), S.A. (Chairman)
Espírito Santo Tourism (Portugal) - Consultoria de Gestão Empresarial, S.A. (Chairman)
Espírito Santo Viagens - Sociedade Gestora de Participações Sociais, S.A. (Chairman)
Gestres – Gestão Estratégica Espírito Santo, S.A. (Chairman)
Quinta Dos Cónegos – Sociedade Imobiliária, S.A. (Chairman)
The Atlantic Company (Portugal) – Turismo e Urbanização, S.A. (Chairman)
Top Atlântico Turismo – Holding de Distribuição Turística, Sociedade Gestora de Participações Sociais, S.A. (Chairman)

RICARDO ESPÍRITO SANTO SILVA SALGADO

Board of Directors

Banco Espírito Santo, S.A. (Chief Executive Officer and Vice-Chairman of the Board of Directors)

Banco Espírito Santo de Investimento, S.A. (Chairman)
Banco Espírito Santo do Oriente, SARL (Member)
Banco Espírito Santo, S.A. (Spain) (Member)
Bank Espírito Santo International Limited (Chairman)
Banque Espírito Santo et de la Vénétie (Member)
BES Finance, Ltd. (Member)
BES Overseas, Ltd. (Member)
BES.Com, Sociedade Gestora de Participações Sociais, S.A. (Chairman)
Bespar – Sociedade Gestora de Participações Sociais, S.A. (Chairman)
BEST – Banco Electrónico de Serviço Total, S.A. (Chairman)
Cariges, S.A. (Member)
Casa dos Pórticos – Sociedade de Administração de Bens, S.A. (Chairman)
Compagnie Bancaire Espírito Santo, S.A. (Member)
E.S. Control (BVI), S.A. (Member)
E.S. Control Holding, S.A. (Member)
E.S. Holding Administração e Participações, S.A. (Vice-Chairman)
E.S. International Holding, S.A. (Member)
ESAF – Espírito Santo Activos Financeiros, Sociedade Gestora de Participações Sociais, S.A. (Chairman)
ESCA Participation Limited (Member)
Esfint Holding, S.A. (Member)
Espírito Santo Bank (Vice-Chairman)
Espírito Santo BP Invest, S.A. (Member)
Espírito Santo BVI Participation Limited (Member)
Espírito Santo Financial (BVI), S.A. (Chairman)
Espírito Santo Financial (Portugal) - Sociedade Gestora de Participações Sociais, S.A. (Chairman)
Espírito Santo Financial Group, S.A. (Chairman)
Espírito Santo Financial Services, Inc (Member)
Espírito Santo Industrial (BVI), S.A. (Member)
Espírito Santo International (BVI), S.A.(Member)
Espírito Santo Overseas, Ltd. (Chairman)
Espírito Santo Property (BVI), S.A. (Member)
Espírito Santo Resources Limited (Member)
Espirito Santo Saúde, Sociedade Gestora de Participações Sociais, S.A. (Chairman)
Gespetro – Sociedade Gestora de Participações Sociais, S.A. (Member)
Maes – Administração, Participações e Consultoria, S.A. (Member)
Novagest Assets Management, Ltd. (Member)
Partran – Sociedade Gestora de Participações Sociais, S.A. (Chairman)
Sociedade de Administração de Bens Pedra da Nau, S.A. (Chairman)



Supervisory Board

Euronext NV – Sociedade Gestora de Mercados Regulamentados, S.A. (member of the Supervisory Board)

JEAN GASTON PIERRE MARIE VICTOR LAURENT

Board of Directors

Banco Espírito Santo, S.A. (Vice-Chairman)
Credit Agricole Indosuez (Chairman)
Credit Agricole, S.A. (General Manager)
Crédit Lyonnais (Member)
Intesa BCI (Vice-Chairman)
Rue Imperiale (Member)

MÁRIO MOSQUEIRA DO AMARAL

Board of Directors

Banco Espírito Santo, S.A. (Member)
Amaral & Pinto – Empreendimentos Imobiliários, S.A. (Chairman)
Banco Espírito Santo et de la Vénétie, S.A. (Member)
Banco Espírito Santo North American Capital Corporation (Chairman)
Banque Marrocaine du Commerce Exterieur (Member)
Bespar – Sociedade Gestora de Participações Sociais, S.A. (Member)
Compagnie Bancaire Espírito Santo, S.A. (Member)
E.S. Control Holding, S.A. (Vice-Chairman)
E.S. International Holding, S.A. (Vice-Chairman)
E.S. Services, S.A. (Member)
Espírito Santo Financial Group, S.A. (Member)
Espírito Santo Investment Management (Member)
Espírito Santo Overseas, Ltd. (Member)
Espírito Santo Resources Limited (Member)
Gespetro – Sociedade Gestora de Participações Sociais, S.A. (Member)
Partran – Sociedade Gestora de Participações Sociais, S.A. (Member)



General Meeting

Banco Internacional de Crédito, S.A. (Vice-Chairman)
Gesfimo – Espírito Santo, Irmãos – Sociedade Gestora de Fundos de Investimento Imobiliário, S.A. (Chairman)
Telepri – Telecomunicações Privadas, Sociedade Gestora de Participações Sociais, S.A. (Chairman)

JOSÉ MANUEL PINHEIRO ESPÍRITO SANTO SILVA

Board of Directors

Banco Espírito Santo, S.A. (Member)
Banco Espírito Santo de Investimento, S.A. (Member)
Banco Espírito Santo et de la Vénétie, S.A. (Member)
Banco Espírito Santo, S.A. (Spain) (Chairman)
Bespar – Sociedade Gestora de Participações Sociais, S.A. (Member)
Compagnie Bancaire Espírito Santo, S.A. (Member)
E.S. Control Holding, S.A. (Member)

E.S. Holding – Administração e Participações, S.A. (Member)
E.S. International Holding, S.A. (Member)
ESAF – Espírito Santo Activos Financeiros, Sociedade Gestora de Participações Sociais, S.A. (Member)
ESFG Overseas Limited (Member)
Espírito Santo Agriculture and Development Limited (Chairman)
Espírito Santo Bank (Member)
Espírito Santo BVI Participation Limited (Member)
Espírito Santo Control (BVI), S.A. (Member)
Espírito Santo Enterprises, S.A. (Vice-Chairman)
Espírito Santo Financial (Portugal) – Sociedade Gestora de Participações Sociais, S.A. (Vice-Chairman)
Espírito Santo Financial Consultants (Gestão de Patrimónios), S.A. (Chairman)
Espírito Santo Financial Group, S.A. (Vice-Chairman)
Espírito Santo Industrial (BVI), S.A. (Member)
Espírito Santo Internacional (BVI), S.A. (Member)
Espírito Santo Internacional Panamá, S.A. (Member)
Espírito Santo Overseas. Ltd. (Member)
Espírito Santo Property (BVI), S.A. (Member)
Espírito Santo Resources Limited (Member)
Espírito Santo Services, S.A. (Member)
Europ Assistance – Companhia Portuguesa Seguros Assistência, S.A. (Member)
Fiduprivate – Sociedade de Serviços, Consultoria, Administração de Empresas, S.A. (Chairman)
Gespetro – Sociedade Gestora de Participações Sociais, S.A. (Member)
Parfil – Sociedade de Gestão de Participações Financeiras, Sociedade Gestora de Participações Sociais, Lda. (Member)
Quinta dos Cónegos – Sociedade Imobiliária, S.A. (Chairman)
Sociedade Imobiliária e Turística da Quinta do Peru (Chairman)



ANTÓNIO JOSÉ BAPTISTA DO SOUTO

Board of Directors
Banco Espírito Santo, S.A. (Member)
Angra Moura - Sociedade de Administração de Bens, S.A. (Member)
Besleasing Imobiliária – Sociedade de Locação Financeira, S.A. (Chairman)
Besleasing Mobiliária – Sociedade de Locação Financeira, S.A. (Chairman)
Companhia de Seguros Tranquilidade, S.A. (Member)
Companhia de Seguros Tranquilidade-Vida, S.A. (Member)
Espírito Santo – Companhia de Seguros, S.A. (Member)
Espírito Santo – Empresa de Prestação de Serviços, ACE (Member)
Espírito Santo Data, Sociedade Gestora de Participações Sociais, S.A. (Chairman)
Espírito Santo Overseas, Ltd. (Member)
Euroges – Aquisição de Créditos a Curto Prazo, S.A (Chairman)
SIBS – Sociedade Interbancária de Serviços, S.A. (Member)
Unicre – Cartão Internacional de Crédito, S.A. (Member)

JORGE ALBERTO CARVALHO MARTINS

Board of Directors
Banco Espírito Santo, S.A. (Member)
Banco Espírito Santo, S.A. (Spain) (Member)
Credibom - Sociedade Financeira para Aquisições a Crédito, S.A. (Chairman)

Table of the General Shareholders' Meeting
Leica, Aparelhos Ópticos de Precisão, S.A. (Chairman)

Supervisory Board
Agência de Desenvolvimento Regional de Entre-o-Douro e Tâmega (Chairman)

Higher Council
Primus, Promoção e Desenvolvimento Regional, S.A. (Member)

MANUEL ANTÓNIO GOMES DE ALMEIDA PINHO

Board of Directors
Banco Espírito Santo, S.A. (Member)
BES Finance, S.A. (Member)
BES Investimento, S.A. (Vice-Chairman)
BES Overseas, Ltd. (Member)
ESAF – Espírito Santo Activos Financeiros, Sociedade Gestora de Participações Sociais, S.A. (Member)
Gesfinc – Espírito Santo Estudos Financeiros e Mercado de Capitais, S.A. (Member)



YVES HENRI CAMILLE BARSALOU

Board of Directors
Banco Espírito Santo, S.A (Member)
Credit Foncier de Monaco, S.A. (Chairman)
Fondation du Crédit Agricole (Chairman)
Groupe Val d'Orbieu Listel, S.A. (Chairman)
Sodagri – Société de Dévelopement Agricole, S.A. (Member)
STE Caves de Roquefort, S.A. (Member)
Total – Fina – Elf, S.A. (Member)
Ui, S.A. (Member)

Supervisory Board
BRL, SAD (Permanent Representative of the Fédération Régionale Crédit Agricole and Member of the Audit Committee)
Midi Libre (Vice-Chairman)

ANÍBAL DA COSTA REIS DE OLIVEIRA

Board of Directors

Banco Espírito Santo, S.A. (Member)

ACRO, Sociedade Gestora de Participações Sociais, S.A. (Chairman)

Diliva – Sociedade de Investimentos Imobiliários, S.A. (Chairman)

Fábrica Têxtil Riopele, S.A. (Chairman)

Filatex Têxteis, S.A. (Chairman)

Olicor Têxteis, S.A. (Chairman)

Olinveste, Sociedade Gestora de Participações Sociais, Lda. (Chairman of the Management Committee)

Saramagos – Sociedade Produtora de Energia, S.A. (Chairman)

Urpor –Imobiliária, S.A. (Chairman)

Table of the General Shareholders' Meeting

Aurecom – Automóveis, Reparações e Comércio, Lda. (Chairman)

Olifil Têxteis, S.A (Chairman)

JOSÉ MANUEL FERREIRA NETO

Board of Directors

Banco Espírito Santo, S.A. (Member)

Banco Internacional de Crédito, S.A. (Chairman)

ESAF – Espírito Santo Activos Financeiros, Sociedade Gestora de Participações Sociais, S.A. (Member)

Espírito Santo Empresa de Prestação de Serviços – ACE (Member)

Fundação Cultursintra (Member of the Council)



Supervisory Board

Fundação Cultursintra (Chairman)

MANUEL DE MAGALHÃES VILLAS-BOAS

Board of Directors

Banco Espírito Santo, S.A. (Member)

Banco Espírito Santo de Investimento, S.A. (Member)

Bank Espírito Santo International Limited (Member)

Bes Overseas Limited (Member)

ESFG Overseas Limited (Member)

Espírito Santo Financial Holding, S.A. (Member)

Espírito Santo Investment Management (Member)

Espírito Santo Overseas Limited (Vice-Chairman)

MANUEL FERNANDO MONIZ GALVÃO ESPÍRITO SANTO SILVA

Board of Directors

Banco Espírito Santo, S.A. (Member)

Academia de Música de Santa Cecília (Chairman)
Bespar – Sociedade Gestora de Participações Sociais, S.A. (Member)
E.S. International Holding, S.A. (Member)
E.S. Control (BVI), S.A. (Member)
E.S.Control Holding, S.A. (Member)
Espírito Santo Agriculture and Development Ltd (Member)
Espírito Santo Bank (Member)
Espírito Santo Financial (BVI) S.A. (Member)
Espírito Santo Financial Group, S.A. (Member)
Espírito Santo Health & SPA, S.A. (Chairman)
Espírito Santo Hóteis, Sociedade Gestora de Participações Sociais, S.A. (Chairman)
Espírito Santo Industrial (BVI) S.A. (Member)
Espírito Santo International (BVI) S.A. (Member)
Espírito Santo Property (Bvi), S.A. (Member)
Espírito Santo Resources, Limited (Vice-Chairman)
Espírito Santo Services, S.A. (Member)
Espírito Santo Tourism (Europe) (Vice-Chairman)
Espírito Santo Tourism (Portugal) - Consultoria de Gestão Empresarial, S.A. (Chairman)
Espírito Santo Tourism Limited (Member)
Espírito Santo Tourism.Com S.A. (Chairman)
Espírito Santo.Com S.A. (Chairman)
Euroamerican Finance Corporation, Inc. (Chairman)
GES Finance Limited (Member)
Gespetro – Sociedade Gestora de Participações Sociais, S.A. (Member)
Herdade do Reguengo – Exploração de Propriedades, S.A. (Chairman)
Hóteis Tivoli, S.A. (Chairman)
Partran – Sociedade Gestora de Participações Sociais, S.A. (Member)
Santogal – Sociedade Gestora de Participações Sociais, S.A. (Member)
Sociedade de Investimentos Imobiliários Sodim, S.A. (Member)
Spread.Com S.A. (Chairman)
Telepri – Telecomunicações Privadas, Sociedade Gestora de Participações Sociais, S.A. (Member)
The Atlantic Company, Limited (Chairman)



General Meeting

Espart – Espírito Santo Participações Financeiras, Sociedade Gestora de Participações Sociais, S.A. (Chairman)
Hotelagos, S.A. (Chairman)
Marinoteis – Sociedade de Promoção e Construção de Hotéis, S.A. (Chairman)
Quinta Patino – Sociedade de Investimentos Turísticos e Imobiliários, S.A. (Chairman)
Siha – Sociedade de Investimentos Hoteleiros Almansor, S.A. (Chairman)
Sociedade Imobiliária e Turística da Quinta do Peru, S.A. (Chairman)

JACKSON BEHR GILBERT

Board of Directors

Banco Espírito Santo, S.A. (Member)

Banco Espírito Santo, S.A. (Spain) (Member)
Bank Espírito Santo (Chairman)
Espírito Santo Financial Holding (Member)
Espírito Santo Financial Services, Inc. (Chairman)
Espírito Santo Overseas, Ltd. (Member)
Espírito Santo Properties (Member)
E.S. Private Equity Ltd. (Member)

MANUEL ANTÓNIO RIBEIRO SERZEDELO DE ALMEIDA (*)

Board of Directors

Banco Espírito Santo, S.A. (Member)
Banco Espírito Santo de Investimento, S.A. (Member and Chief Executive Officer)
Companhia Cervejas Estrela, S.A. (Chairman)
Parfil, Sociedade Gestora de Participações Sociais, S.A. (Member)
Espírito Santo Financial (Portugal) – Sociedade Gestora de Participações Sociais, S.A. (Member)
Portugal Telecom, Sociedade Gestora de Participações Sociais, S.A. (Member)
Urfil, S.A. (Member)
BES Investimento do Brasil, S.A. (Chairman)
BES.Com, Sociedade Gestora de Participações Sociais, S.A. (Member)
Espírito Santo Financial Group (Member)
VTR, Sociedade Gestora de Participações Sociais, S.A. (Member)
Sociedade Central de Cervejas, S.A. (Member)
ES Capital - Sociedade de Capital de Risco, S.A. (Member)
Espírito Santo Dealer – Sociedade Financeira de Corretagem, S.A. (Chairman)
Benito Y Monjardín (Chairman)
Pt Multimédia – Serviços de Telecomunicações e Multimédia, Sociedade Gestora de Participações Sociais, S.A. (Member)



JOSÉ MARIA ESPÍRITO SANTO SILVA RICCIARDI

Board of Directors

Banco Espírito Santo, S.A. (Member)
Banco Espírito Santo de Investimento, S.A. (Vice-Chairman)
Bespar – Sociedade Gestora De Participações Sociais, S.A. (Member)
E.S. Investment, Plc, (Chairman)
ESAF – Espírito Santo Activos Financeiros, Sociedade Gestora de Participações Sociais, S.A. (Vice-Chairman)
Espírito Santo Financial Group S.A. (Member)
ESSI – Comunicações, Sociedade Gestora de Participações Sociais, S.A. (Chairman)
ESSI – Investimentos, Sociedade Gestora de Participações Sociais, S.A. (Chairman)
ESSI, Sociedade Gestora de Participações Sociais, S.A. (Chairman)
Multiger – Sociedade de Compra, Venda e Administração de Propriedades, S.A. (Chairman)
Palácio do Correio Velho – Sociedade Comercial de Leilões, S.A. (Member)

(*) Manuel Serzedelo de Almeida was suspended from his post as member of BES's Board of Directors for a period of no less than 60 days, following a request for temporary suspension submitted by himself to the Chairman of the Supervisory Board on 24 January 2003.

Supervisory Board
Central de Cervejas, S.A. (Member)
Sporting Clube de Portugal (Vice-Chairman)

General Meeting
Espart – Espírito Santo Participações Financeiras, Sociedade Gestora de Participações Sociais, S.A. (Secretary of the Table of the General Shareholders' Meeting)
Controlled Sport (Portugal) Turismo Cinegética e Agricultura, S.A. (Chairman of the Table of the General Shareholders' Meeting)

JEAN-LUC LOUIS MARIE GUINOISEAU

Board of Directors
Banco Espírito Santo, S.A. (Member)
Besleasing Imobiliária – Sociedade de Locação Financeira, S.A. (Member)
Besleasing Mobiliária – Sociedade de Locação Financeira, S.A. (Member)
Credibom – Sociedade Financeira para Aquisições a Crédito, S.A. (Member)
Crediflash – Sociedade Financeira para Aquisições a Crédito, S.A. (Chairman)
Espírito Santo Data, Sociedade Gestora de Participações Sociais, S.A. (Member)
Espírito Santo Prestação de Serviços, ACE (Member)

GILLES FRANÇOIS GRAMAT

Board of Directors
Banco Espírito Santo, S.A. (Member)
Agos-Itafinco – Societa Perazioni (Member)
Banca Intesa BCI – Societa per azioni (Member)
Banque Libano-Française – Société Anonyme (Member)
Bespar, SGPS – Société Anonyme (Member)
Crédit Agricole Deveurope Bv (Chairman)
Eurazeo – Société Anonyme (Member)
Francois Charles Oberthur Fiduciaire (Member)
Idia Participations (Gérant)
Idia Participations, S. A. (Chairman)
Sofagri – Société Par Actions Simplifiée (Chairman)
Sofagri Participations – Société Par Actions Simplifiée (Chairman)
Sofipar – Société Anonyme (Chairman)
Union D'etudes et D'investissements – Société Anonyme (Chairman)
Unipar (Ex Kappa 30) – Société Par Actions Simplifiée (Chairman)

Supervisory Board
Atria Capital Partenaires – Société Anonyme À Directoire (Member)
Elior – Société En Commandite Par Action (Chairman)
Lukas, S.A. – Société Anonyme (Chairman)
Pragma Capital – Société Anonyme À Directoire (Member)



RUI MANUEL DUARTE SOUSA DA SILVEIRA

Board of Directors

Banco Espírito Santo, S.A. (Member)

Espírito Santo – Unidades de Saúde e de Apoio à Terceira Idade, S.A. (Member)

Sociedade de Administração de Bens, Casa de Bons Ares, S.A. (Member)

Table of the General Shareholders' Meeting

Banco Internacional de Crédito, S.A. (Secretary)

BES.Com – Desenvolvimento Empresarial e Serviços de Gestão, S.A. (Chairman)

BES.Com, Sociedade Gestora de Participações Sociais, S.A. (Chairman)

Bespar – Sociedade Gestora de Participações Sociais, S.A. (Chairman)

BEST – Banco Electrónico de Serviço Total, S.A. (Chairman)

Capital Mais – Assessoria Financeira, S.A. (Chairman)

Casa dos Pórticos - Sociedade de Administração de Bens, S.A. (Chairman)

Companhia de Seguros Tranquilidade, S.A. (Vice-Chairman)

Credibom – Sociedade Financeira Para Aquisições a Crédito, S.A. (Chairman)

Crediflash – Sociedade Financeira Para Aquisições a Crédito, S.A. (Chairman)

Es Capital – Sociedade de Capital de Risco, S.A. (Chairman)

Es Interaction – Sistemas de Informática Interactivos, S.A. (Chairman)

ESAF – Espírito Santo Activos Financeiros, Sociedade Gestora de Participações Sociais, S.A. (Chairman)



ESAF – Espírito Santo Fundos de Investimento Imobiliário, S.A. (Chairman)

ESAF – Espírito Santo Fundos de Investimento Mobiliário, S.A. (Chairman)

ESAF – Espírito Santo Fundos de Pensões, S.A. (Chairman)

ESAF – Espírito Santo Participações Internacionais, Sociedade Gestora de Participações Sociais, S.A. (Chairman)

Espírito Santo – Companhia de Seguros, S.A. (Chairman)

Espírito Santo – Gestão de Patrimónios, S.A. (Chairman)

Espírito Santo Cobranças, S.A. (Chairman)

Espírito Santo Data, Sociedade Gestora de Participações Sociais, S.A. (Chairman)

Espírito Santo Equipamentos de Segurança, S.A. (Chairman)

Espírito Santo Financial (Portugal) – Sociedade Gestora de Participações Sociais, S.A. (Vice-Chairman)

Espírito Santo Financial Consultants (Gestão de Patrimónios), S.A. (Chairman)

Espírito Santo Prestação de Serviços, ACE (Chairman)

Espírito Santo Saúde, Sociedade Gestora de Participações Sociais, S.A. (Chairman)

Europ Assistance – Companhia Portuguesa de Seguros de Assistência, S.A. (Vice-Chairman)

Fundo de Turismo – Capital de Risco, S.A. (Chairman)

Fundo de Turismo – Sociedade Gestora de Fundos de Investimento Imobiliário, S.A. (Chairman)

Oblog Software, S.A. (Chairman)

Partran – Sociedade Gestora de Participações Sociais, S.A. (Chairman)

JOAQUIM ANÍBAL BRITO FREIXIAL DE GOES

Board of Directors

Banco Espírito Santo, S.A. (Member)
BES.Com, Sociedade Gestora de Participações Sociais, S.A. (Member)
BEST – Banco Electrónico de Serviço Total, S.A. (Member)
Companhia de Seguros Tranquilidade-Vida, S.A. (Member)
Crediflash – Sociedade Financeira para Aquisições a Crédito, S.A. (Member)
E.S.Interaction – Sistemas de Informação Interactivos, S.A. (Member)
Espírito Santo Data, Sociedade Gestora de Participações Sociais, S.A. (Member)
Portugal Telecom, Sociedade Gestora de Participações Sociais, S.A. (Member)
Pt Multimédia, Serviços de Telecomunicações e Multimédia, Sociedade Gestora de Participações Sociais, S.A. (Member)

FRANCISCO LUÍS MURTEIRA NABO

Board of Directors

Banco Espírito Santo, S.A. (Member)
Associação Industrial Portuguesa (Vice-Chairman)
Associação Comercial de Lisboa/Câmara de Comércio e Indústria Portuguesa (Member)
Associação de Antigos Alunos de Economia / ISEG (Chairman)
Câmara de Comércio e Indústria Luso-Chinesa (Chairman)
Forum de Administradores de Empresas (Member)
Fundação Luso Espanhola (Chairman of the Permanent Committee of the Board of Curators)
Fundação Portugal África (Member)
INDEG/ISCTE (Member of the Higher Council)
Insead (Member)
Portugal Telecom, Sociedade Gestora de Participações Sociais, S.A. (Chairman)



PEDRO JOSÉ DE SOUSA FERNANDES HOMEM

Board of Directors

Banco Espírito Santo S.A. (Member)
Empresa de Servicios de Inversion Hiscapital, A.V., S.A. (Member)
ESAF – Espírito Santo Activos Financeiros, Sociedade Gestora de Participações Sociais, S.A. (Member)
Espírito Santo Financial Consultants, S.A. (Member)

ILÍDIO DA COSTA LEITE DE PINHO

Board of Directors

Banco Espírito Santo, S.A. (Member)
Asiainvest, S.A. (Chairman)
Fomentinvest, Sociedade Gestora de Participações Sociais, S.A. (Chairman)
Fundação Ilídio Pinho (Chairman of the Higher Council and Board of Directors)
IP Agro – (Chairman)

IP Cinegética (Chairman)
IP Holding, S.G.P.S., S.A. (Chairman)
IP Vale, S.A. (Chairman)
Spiering, S.G.P.S., S.A.

HERMAN AGNEESSENS

Board of Directors

Banco Espírito Santo, S.A. (Member)
Banksys, Brussels (Director)
Cerinvest Nv, Amsterdam (Supervisory Director)
Csob A.S. Prague (Vice Chairman)
Fin. Force, Brussels (Chairman)
Iib Finance Ireland Unltd (Iibf), Dublin (Director)
Iib International Finance Ireland Unltd (Iibf), Dublin (Director)
KB (International) Nominee Ltd, Hong Kong (Director)
KBC (Singapore) Ltd. (Director)
KBC Bank NV (Director)
KBC Bankverzekeringsholding Nv (Director)
KBC Finance Ireland Unltd (KBCFI) (Director)
KBC Ifima, Amsterdam (Director)
KBC International Finance, Curaçao (Director)
KBC North American Finance Corporation, Dover, USA (Director)
Kereskedelmi Es Hitelbank Rt. Hongarije (K & H Bank) (Director)
Kredyt Bank PBI, S.A., Warschau (Director)
Nova Ljubljanska Banka, Ljubljana (Director)



PATRICK GÉRARD DANIEL COUDÈNE

Board of Directors

Banco Espírito Santo, S.A. (Member)
Banco Espírito Santo (Spain), S.A. (Member)
Banco Espírito Santo dos Açores, S.A. (Vice-Chairman)
BES.Com, Sociedade Gestora de Participações Sociais, SA (Member)
Bespar – Sociedade Gestora de Participações Sociais, S.A. (Member)
Companhia de Seguros Tranquilidade-Vida, S.A. (Member)
Espírito Santo Companhia de Seguros, S.A. (Vice-Chairman)

MICHEL VICTOR FRANÇOIS VILLATTE

Board of Directors

Banco Espírito Santo, S.A. (Member)
Bancassurance Sal (Liban) (Member)
CAES – Ca Epargne Salariale (Permanent chairman of Predica Administrateur)
Emporiki Life Insurance Company (Greece) (Vice-Chairman)
Ifcam (Member)
Pacifica (Member)

Partran, Sociedade Gestora de Participações Sociais, SA (Member)
Predi Retraites (Non-executive General Manager)
Predica (Non-executive General Manager)
Predical-Europe (Grand Duché Luxembourg) (Chairman)
Unimo (Permanent chairman of Predica Administrateur)

Supervisory Board
Unipierre Assurance (Chairman)

MÁRIO MARTINS ADEGAS

Board of Directors
Banco Espírito Santo, S.A. (Member; Member of the Audit Committee)

Supervisory Board
Compta, Sociedade Gestora de Participações Sociais, S.A.

LUÍS ANTÓNIO BURNAY PINTO DE CARVALHO DAUN E LORENA

Board of Directors
Banco Espírito Santo, S.A. (Member; Member of the Audit Committee)
Campeque, Lda (Manager)



LÁZARO DE MELLO BRANDÃO

Board of Directors
Banco Espírito Santo, S.A.(Member)
ABS – Empreendimentos Imob., Partic. e Serv. S.A. (Chairman)
Atlântica Capitalização S.A. (Chairman)
Átria Participações S.A. (Chairman)
Babié Participações Ltda. (Chairman)
Banco Baneb S.A. (Chairman)
Banco BEA S.A. (Chairman)
Banco Bradesco Luxembourg S.A. (Chairman)
Banco Bradesco S.A. (Chairman)
Banco de Crédito Real de Minas Gerais S.A. (Chairman)
Banco Mercantil de São Paulo International S.A. (Chairman)
Banco Mercantil de São Paulo S.A. (Chairman)
Bancocidade – Leasing Arrendamento Mercantil S.A. (Chairman)
Bcn Leasing – Arrendamento Mercantil S.A. (Chairman)
Boavista S.A. Arrendamento Mercantil (Chairman)
Bradesco Capitalização S.A. (Chairman)
Bradesco Leasing S.A. Arrendamento Mercantil (Chairman)
Bradesco Saúde S.A. (Chairman)
Bradesco Seguros S.A. (Chairman)
Bradesco Vida e Previdência S.A. (Chairman)
Bradespar S.A. (Chairman)

Bradesplan Participações S.A. (Chairman)
Bram – Bradesco Asset Management Ltda. (Chairman)
Cidade de Deus – Cia. Comercial de Participações (Chairman)
Elétron S.A. (Chairman)
Elo Participações S.A. (Chairman)
Finasa Holding S.A. (Chairman)
Finasa Leasing Arrendamento Mercantil S.A. (Chairman)
Finasa Seguradora S.A. (Chairman)
Fundação Inst. de Molést. do Ap. Dig. e da Nutrição (Chairman)
G.E.Bê Vidigal (Luxembourg) S.A. (Chairman)
Nova Paiol Participações S.A. (Chairman)
Pevê Prédios S.A. (Chairman)
Pevê-Finasa Participações e Prédios S.A. (Chairman)
Portal do Campo S.A. (Chairman)
Scopus Tecnologia S.A. (Chairman)
Scopus.Com Ltda. (Chairman)
União Novo Hamburgo Seguros S.A. (Chairman)

Governing Board
Fundação Bradesco (Chairman)

Management
Alvorada Distribuidora de Títulos e Valores
Alvorada Participações Ltda. (Director-Chairman)
Aquarius Holdings Ltda. (Director-Chairman)
Marília Reflorestamento e Agropecuária Ltda. (Director-Chairman)
Mobiliários S.A (Director-Chairman)
Ncf Participações S.A. (Director-Chairman)
Nova Cidade de Deus Participações S.A. (Director-Chairman)
Nova Marília Adm. de Bens Móv. e Imóveis Ltda. (Director-Chairman)
Ônix Participações Ltda. (Director-Chairman)
Orion Holdings Ltda. (Director-Chairman)
Rubi Holdings Ltda. (Director-Chairman)
Sete Quedas Emp. Imob. e Participações Ltda. (Director-Chairman)
Top Clube Bradesco, Seg., Educ. e Assistência Social (Director-Chairman)
Ufj Bradesco Participações Ltda. (Director-Chairman)
União de Comércio e Participações Ltda. (Director-Chairman)



Advisory Board
VBC Participações S.A. (Member)

Executive Board
Caixa Beneficente dos Funcionários do Bradesco (Chairman)

RICARDO ABECASSIS ESPÍRITO SANTO SILVA

Board of Directors
Banco Espírito Santo S.A. (Member)
Agribahia S.A. (Substitute member)
Banco Espírito Santo Angola (Chairman)
Bank Espírito Santo (Member)
BES Investimento do Brasil S.A. (Member)
Bradespar, S.A. (Member)
Companhia Agrícola Botucatu (Chairman)
E. S. Holding (Member)
Espírito Santo Financial (Portugal) (Member)
Espírito Santo International Holding (Member)
Espírito Santo Investimentos S.A.(Member)
Monteiro Aranha S.A. (Member)

Supervisory Board
Banco Espírito Santo do Oriente (Chairman)
Bradesco S.A. (Member)

Administration Board
BES Investimento do Brasil S.A. (Chairman)
Associação Espírito Santo Cultura (Director)
E.S. Holding (Vice-Chairman)
Espírito Santo Investimentos S.A. (Chairman)
Gespar S/C Ltda. (Manager/Director)
Interatlântico S.A. (Chairman)



BERNARD HENRI GEORGES DE WIT

Board of Directors
Banco Espírito Santo S.A. (Member)
Banco Acac, Montvideo – Uruguay (Member)
Banco Del Desarrollo, Santiago - Chili (Member)
Deveurope, S.A. (Member)
Lukas Bank, S.A. – Wroclav – Poland (Member)



Carlos Reis
An afternoon in the studio
Oil painting
Banco Internacional de Crédito

Top Management



> Central Departments

Virtual Banking Department:
Arlindo Rodrigo Gromicho Marques Rodrigues Serrão

Commercial Department - North:
José Alexandre Manganinho Pinto Ribeiro

Commercial Department - South:
Eloi Almeida Marques da Silva

International Corporate Department:
Pedro Meneres Cudell

Service Quality Department:
Jorge Manuel Portugal da Rocha

Company Monitoring and Credit Recovery Department:
Vitor Manuel de Carvalho Neves



Audit and Inspection Department:
Orlando Germano da Silva

Transactional Banking and International Business Department:
Rui Manuel Fernandes Pires Guerra

Corporate Communication Department:
Paulo António Estima da Costa Gonçalves Padrão

Personal Credit and Auto Loans Department:
Nuno Manuel Patrício dos Santos

Corporate Banking Department - North:
Rui José da Costa Raposo

Corporate Banking Department - South:
Bernardo Leite Faria Espírito Santo

Large Corporates Department:
Pedro Miguel Cordovil de Toscano Rico

Management Information Department:
Artur Oliveira Guterres

Strategic Marketing Department:
Joaquim Aníbal Brito Freixial de Goes

Operational Management Department:
Leonardo Jorge Gomes Carvalho

Municipals and Institutionals Department:
Pedro José Espírito Santo da Cunha

Organization Department:
Luís Filipe Sampaio Cervantes

Human Resources Department:
Pedro Miguel Raposo

Department of Residents Abroad:
Luís António M. Magalhães Vasconcelos

Global Risk Department:
Tiago Vaz Pinto Cyrne de Castro

Financial Department, Markets and Surveys:
Amílcar Carlos Ferreira de Morais Pires

Legal Department:
Eugénio Fernando J. Quintais Lopes

Planning and Accounts Department:
Manuel José Dias de Freitas

Private Banking Department:
Pedro Fernandes Homem

Purchases and Heritage Division:
Alexandre Meca Henriques de Lancastre

Mortgage Credit Division:
Miguel Beirão da Veiga Almeida de Carvalho

Direct and Self Banking Division:
Nuno Miguel Pombeiro Gomes Diniz Clemente

Execution of Operations Division:
Jorge Lopes da Silva

Executive Unit:
José Alexandre Manganinho Pinto Ribeiro

> International Branches

Lausanne

Rodrigo Simões de Almeida

London

Thomas D. Hofman

New York and Nassau:

Joaquim Manuel de Almeida Garnecho

Madeira

Isabel Carvalho de Almeida

João Alexandre Silva

Lino Bento

Cayman Islands

Carlos Manuel S. Jorge Cainço

>Representative Offices

Caracas

António Ferreira Gomes

Koln

Mário Vieira de Carvalho

Johanesburg

Paulo Alfaiate

Milan

Luís Dinis Ferreira

S. Paulo and Rio de Janeiro

José Carlos Mota Mendes

Toronto

João Leonel Pinto Ramos

Shangai

Lian Zhong

Newark, Bridgeport,
East Providence and San Jose

António Gato

> Residents Abroad Centers

Lausanne

António Soares

London

Viriato Sampaio

Paris

Luís Pina







João Vieira
Limit I
Oil painting
Banco Espírito Santo

Branches



> Banco Espírito Santo

Head-Office:

Av. da Liberdade, 195, 1250 - 142 Lisboa
Phone: 21 359 70 00
Fax: 21 855 74 91
Internet: http: //www.bes.pt
E-mail: info@bes.pt

Oporto

Av. dos Aliados, 45/69, 4000 - 066 Porto
Phone: 22 209 00 00
Fax: 22 332 59 96

BES Branches



ABÓBODA	Est. Nac 249, lt. 4, lj. dta, Abóboda	2775	Parede
ABRANTES	Rua do Montepio, 26	2200	Abrantes
A-DOS-CUNHADOS	Rua Bispo Targa, 3 B	2560	A dos Cunhados
AGUALVA	Av. Infante D. Henrique, lt. 8, Agualva	2735	Cacém
ÁGUAS SANTAS	Rua D. Afonso Henriques,1694, Águas Santas	4445	Águas Santas Mai
ÁGUEDA	Largo Dr. António Breda	3750	Águeda
ALBARRAQUE	Rua Álvaro Augusto R. Vilela, 2, Albarraque	2735	Rio de Mouro
ALBERGARIA-A-VELHA	Pct. Ferreira Tavares 13	3850	Albergaria-a-Velha
ALBUFEIRA	Quinta da Bela Vista, lt. 52	8200	Albufeira
ALCÂNTARA	Rua Prior do Crato, 135	1300	Lisboa
ALCOBAÇA	Rua de Olivença, 23	2460	Alcobaça
ALCOCHETE	Rua Comendador Estêvão Oliveira, 35-39	2890	Alcochete
ALCOUTIM	Praça da República	8970	Alcoutim
ALFERRAREDE	Rua do Comércio, 67, Alferrarede	2200	Abrantes
ALFRAGIDE	Av. da Quinta Grande, 95	2720	Alfragide
ALGÉS	Lg. Comt. Augusto Madureira, Miraflores	1495	Algés
ALGÉS/LUIS DE CAMÕES	Rua Luís de Camões, 55-A	1495	Algés
ALGUEIRÃO/MERCÊS	Av. Capitães Abril, 23 e 23 A	2725	Algueirão, Mem-Martins
ALIJÓ	Rua José Rufino	5070	Alijó
ALMADA	Av. 25 de Abril, 36 A	2800	Almada
ALMADA FÓRUM	Caminho Municipal, 1011, Vale de Mourelos	2815	Sobreda
ALMADA/PRAGAL	Rua Caetano Maria Batalha, 4 B	2800	Almada
ALMANCIL	Largo Sá Carneiro, 9	8135	Almancil
ALMEIRIM	Praça da República, 18 B	2080	Almeirim
ALMIRANTE REIS	Rua da Palma, 171	1100	Lisboa
ALTO DA RAMADA	Rua Guilherme Marconi, lt. 4, Serra da Amoreira	2675	Ramada
ALTO DO CACÉM	Rua S. Tomé e Príncipe, 2 B/C	2735	Cacém
ALTO DO RESTELO	Rua Carlos Calisto, 2	1400	Lisboa
ALTO DE SANTO AMARO	Tr. da Tapada, 1 B, rc	1300	Lisboa
ALVALADE	Av. Rio Janeiro, 48 A/B	1700	Lisboa

ALVERCA	Rua do Trabalhador, 2A,	2615	Alverca do Ribatejo
AMADORA	Rua Elias Garcia, 231 A	2700	Amadora
AMADORA-QUELUZ	Rua Elias Garcia lt. 1-C Choupo	2700	Amadora
AMADORA-VENDA NOVA	Est. Falagueira, 12C	2700	Amadora
AMARANTE	Rua Cândido dos Reis	4600	Amarante
AMARES	Lg. da Feira Nova	4720	Amares
AMIAL	Rua do Amial, 1089	4200	Porto
AMOREIRAS	C. C . Amoreiras lj.-1073/4	1070	Lisboa
ANADIA	Lg. do Município, 4 a 7	3780	Anadia
ANTA/ESPINHO	Rua Dezanove, 1497	4500	Anta
ARCOS DE VALDEVEZ	Rua Dr. Vaz Guedes, 96	4970	Arcos de Valdevez
ARCOZELO	Rua do Corvo, 760	4405	Arcozelo
AREOSA	Est. Exterior de Cirunvalação, 3860 Areosa	4435	Rio Tinto
ARMAÇAO DE PÊRA	Rua D. João II, 16 A	8365	Armação de Pêra
AROUCA	Al D. Domingos Pinho Brandão, 14	4540	Arouca
AV. ARRIAGA	Edifício Arriaga, Av. Arriaga	9050	Funchal
AV. DO BRASIL	Av. do Brasil, 17 a 17B	1700	Lisboa
AV. REPÚBLICA	Av. da República, 44- C/D.	1050	Lisboa
AV. ROMA	Av. de Roma, 49 a 49C	1700	Lisboa
AV. DO URUGUAI	Av. do Uruguai, 4A	1500	Lisboa
AV. DE BERNA	Av. 5 de Outubro, 164A	1050	Lisboa
AVEIRO	Av. Dr Lourenço Peixinho, 3/11	3800	Aveiro
AVELAR	Rua Nova, 65	3240	Avelar
AVINTES	Rua 5 de Outubro, 2816	4430	Avintes
AVIS-PORTO	Rua Pedro Homem de Melo, 265	4150	Porto
AZAMBUJA	Vitor Cordon 11, loja 2 - Edifício das Caldeiras	2050	Azambuja
BAIXA DA BANHEIRA	Rua 1 de Maio, 58 r/c	2835	Baixa da Banheira
BALCÃO SEDE	Av. Liberdade, 195	1250	Lisboa
BALTAR	Lg. da Feira, Baltar	4580	Paredes
BARCELINHOS	Rua Prof. Celestino Costa, 343	4750	Barcelinhos
BARCELOS	Rua Fernão Magalhães, Ed. Barrocas	4750	Barcelos
BARRANCOS	Rua Forças Armadas, 54	7230	Barrancos
BARREIRO	Rua Miguel Bombarda, 20B	2830	Barreiro
BARROSAS	Rua Central - Vila de Barrosas	4610	Idaes
BARROSELAS	Gaveto da EN 308 - B Feijó	4905	Mujaes
BATALHA	Rua D. Filipa de Lencastre lt. 5	2440	Batalha
BEJA	Rua Gomes Palma, 12 a 18	7800	Beja
BELAS	Rua Vítor Cordon, 5 loja A	2605	Casal de Cambra
BELÉM	Rua de Belém, 71-73	1300	Lisboa
BELMONTE	Gav. lg. Casa Povo/Rua Pedro Alvares Cabral	6250	Belmonte
BENAVENTE	Rua António Salvado Pires, lt. 8 rc	2130	Benavente
BENEDITA	Rua Rei da Memoria, 52, rc	2475	Benedita
BENFICA	Est. de Benfica, 676A	1500	Lisboa
BES ANTAS	Av. Fernão de Magalhães, 1037	4300	Porto
BOAVISTA	Av. da Boavista, 1199 a 1201	4100	Porto
BOBADELA	Pr. José Régio, lt. a-6	2685	Bobadela
BRAGA	Lg. Barão S Martinho, 28-30	4700	Braga
BRAGA / LAMAÇÃES	C. C. Minho Center, lj. 20, Lamaçães	4710	Braga



BRAGA/S. TECLA	Rua Dr. Francisco Duarte, 106-110	4700	Braga
BRAGANÇA	Av. Sá Carneiro	5300	Bragança
BREJOS DE AZEITÃO	Rua de Lisboa, 320-322, Brejos de Azeitão	2925	Azeitão
BUARCOS	Av. do Brasil, Buarcos	3080	Figueira da Foz
BUCELAS	Rua Infante D. Henrique, 26	2670	Bucelas
C. C. MAIA	C. C. Maia Ardegaes	4470	Maia
C. C. OEIRAS	Rua do Comércio, lt. 1	2780	Porto Salvo
CABECEIRAS DE BASTO	Campo Seco, Refojos	4860	Cabeceiras de Basto
CACÉM	Av. D. Nuno Álvares Pereira, 10A	2735	Cacém
CALÇADA DA AJUDA	Calc. da Ajuda, 201 r/c	1300	Lisboa
CALDAS DA RAINHA	Pr. 25 de Abril, lt. 16	2500	Caldas da Rainha
CALDAS DE S. JORGE	Lugar da Sé	4535	Caldas de São Jorge
CALDAS DE VIZELA	Pc. República, 50-52	4815	Caldas de Vizela
CALENDÁRIO	Av. de França, 1245 Ed. Eurofam	4760	Calendário
CALHETA	Lombo da Estrela	9370	Calheta
CAMARATE	Praça 1 Maio, lote 4 r/c	2685	Camarate
CAMINHA	Pr. Conselheiro Silva Torres, 75-79	4910	Caminha
CAMÕES	Rua da Misericórdia, 6-10	1200	Lisboa
CAMPANÁRIO	Sítio da Igreja	9350	Campanário
CAMPANHÃ/EST.	Rua da Estação C F Campanhã, 2° Piso	4300	Porto
CAMPO 24 AGOSTO	Rua Fernandes Tomás, 1-9	4000	Porto
CAMPO ALEGRE	Rua António Bessa Leite, 876	4150	Porto
CAMPO DE BESTEIROS	Rua Dr. Afonso Costa	3465	Campo de Besteiros
CAMPO DE OURIQUE	Rua Ferreira Borges, 70A	1350	Lisboa
CAMPO GRANDE	Av. da República, 108A	1600	Lisboa
CAMPO MAIOR	Rua Combatentes da Grande Guerra, 6	7370	Campo Maior
CAMPOLIDE	Av. Cons. Fernando Sousa, 23C	1070	Lisboa
CANELAS	Pcta Urbacan, 64	4405	Canelas VNG
CANIÇO	Sítio da Vargem	9125	Caniço
CANTANHEDE	Rua D. Afonso Henriques, 9	3060	Cantanhede
CARAMULO	Rua Abel de Lacerda	3475	Caramulo
CARAPINHEIRA	Rua do Alhastro	3140	Carapinheira
CARCAVELOS	Pr. da República, 6A	2775	Carcavelos
CARNAXIDE	Urb. Solatia, Célula 12 lt. 7	2795	Carnaxide
CARREGADO	Rua Vaz Monteiro, lt. 3 r/c D	2580	Carregado
CARREGAL DO SAL	Rua Miguel Bombarda	3430	Carregal do Sal
CARTAXO	Rua Serpa Pinto, 7	2070	Cartaxo
CARVALHIDO	Rua de S. Dinis, 13	4200	Porto
CARVALHOS	Rua Gonçalves de Castro, 147	4415	Carvalhos
CASAL DE CAMBRA	Rua de Valência 9-9A	2675	Odivelas
CASAL DE SÃO BRÁS	Rua Dr. Oliveira Martins lt. 244 r/c	2700	Amadora
CASAL DO MARCO	Av. da Ponte, 7, Casal do Marco	2840	Seixal
CASCAIS	Av. 25 de Abril, 184 A, Ed. Grei	2750	Cascais
CASCAIS, BAIRRO SÃO JOSÉ	Rua de S. José, 246	2750	Cascais
CASCAIS/CENTRO	Rua da Palma, 44	2750	Cascais
CASTELO BRANCO	Av. General Humberto Delgado, 38	6000	Castelo Branco
CASTELO BRANCO / CENTRO	Av. 1 de Maio, 119	6000	Castelo Branco
CASTELO DE PAIVA	Largo do Conde, Sobrado	4550	Castelo de Paiva



CASTRO DAIRE	Rua Padre Américo bl 16	3600	Castro Daire
CATÓLICA, FOZ	Rua de Diu, 94	4150	Porto
CAXIAS	Lg. Alves Redol, 5A, Caxias	2780	Paço de Arcos
CEDOFEITA	Rua Álvares Cabral, 2	4050	Porto
CELEIROS	Gv. Avs. S. Lourenço 123/Srª. da Paciência	4700	Celeiros Brg
CELORICO DE BASTO	Av. República, Britelo	1890	Celorico de Basto
CENTRO HOSPITALAR COVA DA BEIRA	Quinta do Alvito	6200	Covilhã
CENTRO HOSPITALAR V N GAIA	Rua Conceição Fernandes	4434	Vila Nova de Gaia
CÉSAR	Lg. da Feira	3700	São João da Madeira
CHALET REIDS	Est. Monumental, 147	9000	Funchal
CHARNECA DA CAPARICA	Av. Elias Garcia, 986 E, Palhais, Costa de Caparica	2825	Caparica
CHAVES	Av. dos Aliados - Ed. Boega	5400	Chaves
CHELAS	Rua Actriz Palmira Bastos 14B	1900	Lisboa
CHIADO	Rua Garret, 25-35	1200	Lisboa
COIMBRA	Av. Sá da Bandeira, 104	3000	Coimbra
COIMBRA/CELAS	Av. António José Almeida Ed 2	3000	Coimbra
COIMBRA/CHOUPAL	Av. Fernão de Magalhães, 491	3000	Coimbra
COIMBRA/SOLUM	Casal da Eira, lt. 3, Ed. Estádio	3000	Coimbra
COIMBRA-VISCONDE LUZ	Rua Visconde da Luz, 1 a 7	3000	Coimbra
COLARES	Lg. Infante D. Henrique, 6, Várzea de Sintra	2710	Colares
COLOMBO	Av. Lusíada Letra, C. C. Piso 0 Tr. B, Colombo	1500	Lisboa
COLUMBANO	Av. Columbano Bordalo Pinheiro, 57-A	1070	Lisboa
COMPORTA	Herdade da Comporta	7580	Comporta
CONDE BARÃO	Lg. do Conde Barão, 9	1200	Lisboa
CONDE REDONDO	Rua do Conde Redondo, 18	1150	Lisboa
CONDE VALBOM	Av. Conde Valbom, 27A	1050	Lisboa
CONDEIXA	Av. Visconde de Alverca, 1	3150	Condeixa
CORPO SANTO	Lg. do Corpo Santo, 24-26	1200	Lisboa
CORROIOS	Est. Nacional 10, 32	2855	Corroios
CORTEGAÇA	Pc. Comendador Álvaro Rola	3885	Cortegaça ovr
CORUCHE	Rua de Santarém, 29-31	2100	Coruche
CORUJEIRA	Rua Chaves de Oliveira, 56	4300	Porto
COSTA CABRAL	Rua Costa Cabral, 539	4200	Porto
COSTA DE CAPARICA	Av. Movimento das Forças Armadas 25 A	2825	Costa da Caparica
COTOVIA	Est. Nac. 378, lt. 55, ljs 2/3, Cotovia	2970	Castelo SSB
COVA DA PIEDADE	Av. António José Gomes, 54B	2800	Cova da Piedade
COVAS	Estrada Nacional105, 1027, r/c	4810	Guimarães
COVILHÃ	Lg. do Centro Cívico, Ed. Sporting	6200	Covilhã
COVILHÃ / ROTUNDA	Rotunda da Anil, Qt Palmeiras, Bloco 4 lj. esq - Eixo tct	6200	Covilhã
CR/ST ONOFRE	Rotunda dos Arneiros, 4B	2500	Caldas da Rainha
CRUZ DE PAU	Est. Foros de Amora, 62B, Cruz de Pau	2840	Amora
D. CARLOS I	Edíf. Hotel Porto de Santa Maria, Av. Mar Comunidades Madeirense	9050	Funchal
D. JOÃO V	Centro Comercial 7 Avenida, Rua D. João V, Amoreiras Palace	1250	Lisboa
D. MANUEL II	Rua D. Manuel II, 57	4050	Porto
DELAES	Av. Albino Marques	4765	Delaes
ELVAS	Praça da República, 19	7350	Elvas
ENCARNAÇÃO	Pr. do Norte, 6D, Bairro Encarnação	1800	Lisboa
ENTRONCAMENTO	Rua José Pires Dias, 19	2330	Entroncamento



ERMESINDE	Rua 5 de Outubro, 1160	4445	Ermesinde
ESMORIZ	Av. da Praia - Ed. Rossio	3885	Esmoriz
ESPARGAL	Av. Dr Francisco Sá Carneiro, 9C	2780	Oeiras
ESPINHO	Rua 20, 476	4500	Espinho
ESPOSENDE	Rua Eng. Custodio José Villas-Boas, 88-90	4740	Esposende
ESTARREJA	Av. Visconde Salreu, 196	3860	Estarreja
ESTEFÂNIA	Rua Passos Manuel, 124	1150	Lisboa
ESTORIL	Arcadas do Parque, 1	2765	Estoril
ESTRADA DA LUZ	Est. da Luz, 120C	1600	Lisboa
ESTREMOZ	Rossio Marquês de Pombal, 70	7100	Estremoz
ÉVORA	Urb. da Muralha, lt. 18	7000	Évora
ÉVORA/PRAÇA DO GIRALDO	Rua Serpa Pinto, 15-17	7000	Évora
FACULDADE CIÊNCIAS LISBOA	Edifício C7, Campus FCULI, Campo Grande	1749	Lisboa codex
FAFE	Praceta 25 de Abril Gaveto C Rua Montenegro	4820	Fafe
FAMÕES	Rua João António Carvalho, lt. 3	1675	Famões
FANZERES	Av. da Conduta, 312	4420	Fanzeres
FARO	Rua Dr. Francisco Gomes, 25	8000	Faro
FARO/S. LUÍS	Rua Bombeiros Portugueses, 7	8000	Faro
FÁTIMA	Rua Francisco Marto, 19	2495	Fátima
FEIJÓ	Rua Dr. António Elva 90B	2810	Feijó
FELGUEIRAS	Lg. Manuel Baltazar	4610	Felgueiras
FERNÃO DE ORNELAS	Rua Dr. Fernão de Ornelas, 58	9050	Funchal
FIGUEIRA DA FOZ	Cais 7 e 8	3080	Figueira da Foz
FIGUEIRO DOS VINHOS	Rua Dr. Manuel S. Barreiros, 55-61	3260	Figueiró dos Vinhos
FONTE NOVA	Rua Prof. Reinaldo dos Santos, lt. 1,r/c	1500	Lisboa
FORTE DA CASA	Pcta do Forte da Casa, 7	2625	Forte da Casa
FÓRUM ALGARVE	Centro Comercial Fórum Algarve, Estrada Nacional 125, Piso 0	8000	Faro
FOZ	Rua de Diu, 94	4150	Porto
FREIXO DE ESPADA À CINTA	Rua do Boble	5180	Freixo de Espada à Cinta
FUNCHAL / SÉ	Rua Dr. António José Almeida, 3	9000	Funchal
FUNDÃO	Av. da Liberdade 33-39	6230	Fundão
GALIZA	Rua Júlio Dinis Edf. Les Palaces	4050	Porto
GENERAL TORRES	Rua General Torres, Est.. Campo de Santa Marinha	4430	Vila Nova de Gaia
GERÊS	Av. Francisco Manuel Costa	4845	Gerês
GLÓRIA / AVEIRO	Rua Mário Sacramento, 149-171, Glória	3810	Aveiro
GONDOMAR	Rua da Igreja de São-Cosme	4420	Gondomar
GOUVEIA	Rua da República, 10	6290	Gouveia
GRAÇA	Rua Penha de França, 37A	1170	Lisboa
GUALTAR	Rua Nova de Santa Cruz 32, lj. 4	4710	Braga
GUARDA	Rua Marquês de Pombal, 73	6300	Guarda
GUARDA-GARE	Av. S. Miguel - Bl A, r/c	6300	Guarda
GUIA	Est. Nacional, 109 - Guia	3100	Guia PBL
GUIMARÃES	Lg. do Toural, 111-113	4810	Guimarães
GUIMARÃES / CASTELO	Margaride de Cima - Mesão Frio	4810	Guimarães
HOSPITAL DE AVEIRO	Av. Artur Ravara	3810	Aveiro
HOSPITAL DA PRELADA	Rua Sarmento de Beires, 153	4200	Porto
HOSPITAL DOS CAPUCHOS	Alameda Santo António dos Capuchos	1169	Lisboa
HOSPITAL DE LEIRIA	Rua das Olhalvas	2410	Leiria



HOSPITAL PEDRO HISPANO	Hospital Pedro Hispano	4450	Matosinhos
HOSPITAL DE PORTIMÃO	Sítio do Poço Seco	8500	Portimão
HOSPITAL S. SEBASTIÃO	Rua Cândido de Pinho	4520	Santa Maria da Feira
HOSPITAL SANTA MARIA	Av. Professor Egas Moniz	1649	Lisboa
HOSPITAL SENHORA DA OLIVEIRA	Rua dos Cutileiros - Creixomil	4800	Guimarães
ÍLHAVO	Av. 25 de Abril	3830	Ílhavo
IPO	Rua Professor Lima Basto	1099	Lisboa codex
LAGOA	Rua Mouzinho de Albuquerque, 61	8400	Lagoa
LAGOS	Av. dos Descobrimentos, 43	8600	Lagos
LAMEGO	Rua Justino Pinto Oliveira, bl 1-7	5100	Lamego
LAPA	Rua Buenos Aires, 5	1200	Lisboa
LARANJEIRO	Pr. da Portela, 15B	2810	Laranjeiro
LEÇA DA PALMEIRA	Rua Hintze Ribeiro, 711-713	4450	Leça da Palmeira
LEIRIA	Av. D. João III, 13 Edif 2000	2400	Leiria
LINDA-A-VELHA	Av. 25 Abril, 25 lj., 2B	2795	Linda-a-Velha
LIXA	Gv. Ig Dr. Eduardo Freitas/Dr. José Bento	4615	Lixa
LORDELO-DOURO	Rua José Manuel Ribeiro da Silva	4580	Lordelo Prd
LOULÉ	Av. José da Costa Mealha	8100	Loulé
LOUREL	Est. Nacional 9, Lourel	2710	Sintra
LOURES	Rua da República, 80B	2670	Loures
Lourinhã	Quinta S. Catarina, lt. 17	2530	Lourinhã
LOUSÃ	Av. Dr. José Maria Cardoso, lt. 2, Urb Quinta S. Pedro	3200	Lousã
LOUSADA	Praça da República	4620	Lousada
LR/ENG D. PACH	Rua Eng. Duarte Pacheco, 1	2400	Leiria
LUMIAR	Av. Rainha D. Amélia, 8C	1600	Lisboa
MACAU	Rua P.e António P. Figueiredo, 18	6120	Macau
MACEDO DE CAVALEIROS	Jardim Dr. Oliveira Salazar, 25	5340	Macedo de Cavaleiros
MACEIRA LIS	En 356/1 Esquina c/r Casal Lebre	2405	Maceira Lis
MACHICO	Rua General AntónioTeixeira Aguiar,73	9200	Machico
MADORNA	Urb. da Mesquita, lt. 5, lj. dta, Madorna	2775	São Domingos de Rana
MAFRA	Av. 25 de Abril, 1	2640	Mafra
MAIA	Av. D. Manuel II, 1988	4470	Maia
MAIA/ZONA INDUSTRIAL	Rua do Outeiro	4470	Maia
MALVEIRA	Rua 25 de Abril, lt. 12	2665	Malveira
MANGUALDE	Lg. Dr. Couto, 82	3530	Mangualde
MARCO DE CANAVEZES	Pr. Movimento das Forças Armadas, 28	4630	Marco de Canavezes
MARINHA GRANDE	Pc. Guilherme Stephens, 13-21	2430	Marinha Grande
MARINHA GRANDE/EMBRA	Av. do Vidreiro, lt. 6	2430	Marinha Grande
MARL-MERCADO ABASTECEDOR LISBOA	S. Julião do Tojal, lj. 00304	2670	Loures
MARQUÊS	Rua da Constituição, 564	4200	Porto
MASSAMÁ	Urb. Pimenta Rendeiro, lt. 191, Massamá	2745	Queluz
MATOSINHOS	Rua 1 de Maio, 68	4450	Matosinhos
MAXIMINOS BRG	Rua do Caires, 21	4700	Braga
MEADELA	Rua de S. Vicente, 7	4900	Meadela
MEALHADA	Rua Eduardo Alves de Matos, 6	3050	Mealhada
MELGAÇO	Rua Dr. António Duraes	4960	Melgaço
MEM MARTINS	Rua das Hortas de Fanares, 11	2725	Mem Martins
MINDE	Rua Dr. Totta, 33	2395	Minde



MIRANDELA	Rua da República, 49	5370	Mirandela
MOGADOURO	Av. Nossa Senhora do Caminho, 2	5200	Mogadouro
MOITA	Rua General Humberto Delgado, 6-6 A	2860	Moita
MONÇÃO	Pr. da República	4950	Monção
MONTE ESTORIL	Av. Saboia, 623 A Monte Estoril	2765	Estoril
MONTEMOR-O-NOVO	Av. Gago Coutinho, 37	7050	Montemor-o-Novo
MONTIJO	Pr. da República, 8	2870	Montijo
MONTIJO CIRCULAR	Rua Damião de Góis, 35 - 41	2870	Montijo
MORAIS SOARES	Rua Morais Soares, 28 B/C	1900	Lisboa
MOREIRA DE CÓNEGOS	Av. Comendador Joaquim Almeida Freitas	4815	Moreira de Cónegos
MOSCAVIDE	Rua António Maria Pais, 11A/B e C	1885	Moscavide
MOURA	Rua da República, 30-36	7860	Moura
MOURÃO	Rua General Humberto Delgado, 1	7240	Mourão
MOUSINHO DA SILVEIRA	Rua Mouzinho da Silveira, 111	4050	Porto
MURÇA	Av. Militão Bessa Ribeiro, Ed. Fonte Santa, loja 2	5090	Murça
NELAS	Lg. João Deus, 5	3520	Nelas
NOGUEIRA / BRAGA	Lugar de Vila Nova, lj. 27, lt. a dt	4710	Braga
NOGUEIRA DO CRAVO	N. do Cravo	3700	Nogueira do Cravo Oaz
NOVA OEIRAS	Lg. 5 de Outubro, 3-6	2780	Oeiras
ODIVELAS	Rua Major Caldas Xavier, 20	2675	Odivelas
ODIVELAS D. DINIS	Quinta do Malagasto, lt. 21	2675	Odivelas
OLAIAS	Av. Eng. de Arantes Oliveira, lt. 14-b, Ljs A B	1900	Lisboa
OLHÃO	Av. da República, 48	8700	Olhão
OLIVEIRA DO DOURO	Rua Caetano de Melo, 436-444	4430	Oliveira do Douro VNG
OLIVAIS	Rua Cidade de Bolama, lj. 5, Olivais Shoping Center	1800	Lisboa
OLIVEIRA DE AZEMÉIS	Lg. Luis de Camões, Ed. Camões	3720	Oliveira de Azeméis
OLIVEIRA DO BAIRRO	Rua Dr. Abilio Pereira Pinto, 24/26	3770	Oliveira do Bairro
OLIVEIRA DO HOSPITAL	Rua Prof. Ant. G. Vasconcelos	3400	Oliveira do Hospital
OURÉM	Av. D. Nuno Álvares Peireira	2490	Ourém
OVAR	Rua Cândido dos Reis, 2	3880	Ovar
PRAÇA DE LONDRES	Praça de Londres, 3-B	1000	Lisboa
PRAÇA DO BRASIL	Rua Alexandre Herculano, 51 B/C	1250	Lisboa
PRAÇA DO CHILE	Av. Almirante Reis, 181A	1000	Lisboa
PAÇO DE ARCOS	Rua Marquês de Pombal	2780	Paço de Arcos
PAÇOS DE FERREIRA	Praça 25 de Abril, 43-49	4590	Paços de Ferreira
PADRÃO DA LÉGUA	Rua Nova do Seixo, 1255, Padrão-da-Légua	4450	Matosinhos
PAI DO VENTO	Alt. Castelhana, B Alcaide, lt. 3-1A, Pai do vento	2750	Alcabideche
PAIÃO	Largo 19 Marco		
PAIVAS	Rua 25 de Abril, 9-A e B, Paivas	2840	Seixal
PARDILHÓ	Lg. Prof. Egas Moniz	3860	Estarreja
PAREDE	Rua Miguel Bombarda, Edif. Platano	2775	Parede
PAREDES	Av. República, 174	4580	Paredes
PAREDES DE COURA	Rua Conselheiro Miguel Dantas, 64	4940	Paredes de Coura
PARQUE DAS NACÕES	Av. D. João II, Estação do Oriente, Lt. 1 07 15 lj. G 224	1998	Lisboa
PEDRULHA	Rua 4 de julho, 1, Pedrulha	3020	Coimbra
PENAFIEL	Av. Sacadura Cabral, 48-52	4560	Penafiel
PENALVA DO CASTELO	Rua 1° de Dezembro	3550	Penalva do Castelo
PENEDONO	Av. Adriano de Almeida	3630	Penedono



PENICHE	Rua António Conceição Bento, 30	2520	Peniche
PÊRO PINHEIRO	Av. da Liberdade, En 247 , 84-88	2715	Pêro Pinheiro
PINHAL NOVO	Rua Alexandre Herculano 13-15	2955	Pinhal Novo
PIORNAIS	Estrada Monumental, Sítio dos Piornais - São Martinho	9000	Funchal
POÇO DO BISPO	Rua do Grilo, 42-44	1900	Lisboa
POMBAL	Rua Dr. Custódio Freire, 64-66	3100	Pombal
PONTE DA BARCA	Rua D. Joaquim Moreira de Barros, 9	4980	Ponte da Barca
PONTE DE LIMA	Lg. de Camões, 44	4990	Ponte de Lima
PONTE DE SÔR	Av. da Liberdade	7400	Ponte de Sôr
PONTINHA	Av. 25 de Abril, lt. 301 A/B	1675	Pontinha
PORT/Q AMPARO	Av. 25 de Abril, lt. 21	8500	Portimão
PORTALEGRE	Av. da Liberdade, 23	7300	Portalegre
PORTIMÃO	Rua Diogo Tomé, 50	8500	Portimão
PORTO D'AVE	Casa Térrea,196 En 207 Lugar de Porto Dave	4830	Taide
PORTO DE MÓS	Av. Dr Sá Carneiro, 11 B	2480	Porto de Mós
PORTO MONIZ	Lg. do Lira - V	9270	Porto Moniz
PORTO SALVO	Rua do Comércio lt. 1 Gaveto, Porto Salvo	2780	Oeiras
PORTO/BALCÃO	Av. dos Aliados, 45-69	4000	Porto
PORTO-HOSPITAL SÃO JOÃO	Al. Prof. Ernâni Monteiro, Piso 1	4200	Porto
POUSADA DE SARAMAGOS	Estrada Nacional 206	4760	Pousada de Saramagos
PÓVOA DE VARZIM / MERCADO	Rua Manuel Silva 46	4490	Póvoa de Varzim
PÓVOA DO LANHOSO	Av. da República, 76	4830	Póvoa de Lanhoso
PÓVOA DE SANTO ADRIÃO	Rua Alm. Gago Coutinho, 95/95 A	2675	Póvoa de Santo Adrião
PÓVOA DE SANTA IRIA	Rua Actor António Silva, lt. 2, Urb Quinta da Bolonha,	2625	Póvoa de Santa Iria
PÓVOA VARZIM	Rua Gomes Amorim, 525/533	4490	Póvoa de Varzim
PRADO	Bom Sucesso, Rua 1, 31	4730	Vila do Prado
PRIOR VELHO	Rua de Moçambique, lt. 139 e 140	2685	Prior Velho
QC/AUTOEUROPA	Quinta da Marquesa, Quinta do Anjo	2950	Palmela
QTA DO CONDE	Av. Principal, lt. 5, Quinta do Conde III	2830	Quinta do Conde
QUARTEIRA	Rua Vasco da Gama, 75	8125	Quarteira
QUEIJAS	Jardim Cesário Verde,7	2795	Queijas
QUELUZ	Av. da República, 109A	2745	Queluz
QUINTA DOS INGLESINHOS	Rua Padre Américo, lote C loja 2	1600	Lisboa
QUINTA DO LAGO	C. C. Buganvília Plaza, Quinta do Lago	8135	Almancil
R. D. PEDRO V	Rua D. Pedro V, 73-75	1250	Lisboa
R. COMÉRCIO	Rua do Comercio, 95 a 119	1100	Lisboa
RAIMONDA	Rua do Carvalhido, Edif .Chave São Pedro da Raimonda	4590	Raimonda
RÊGO	Rua da Beneficência, 106A	1600	Lisboa
RÉGUA	Av. de Ovar, Edificio Santa Rita II	5050	Peso da Régua
REGUENGOS DE MONSARAZ	Pr. da Liberdade, 27	7200	Reguengos de Monsaraz
RESTAURADORES	Praça dos Restauradores, 6	1200	Lisboa
RIACHOS	Edíficio Camões, Tvt Terminal Multimodal Vale do Tejo	2350	Torres Novas
RIBEIRA BRAVA	C. C. S. Bento, Rua 1 de Dezembro	9350	Ribeira Brava
RIBEIRÃO	Av. 3 de Julho, Urb. S. José	4760	Ribeirão
RINCHÔA	Calçada da Rinchôa, 24, Rinchôa, Cacém	2735	Rio de Mouro
RIO MAIOR	Rua 5 de Outubro, 15	2040	Rio Maior
ROSSIO	Rua Augusta, 284	1100	Lisboa
ROTUNDA DA BOAVISTA	Pr. Mouzinho de Albuquerque	4100	Porto



S. BRÁS DE ALPORTEL	Av. da Liberdade	8150	São Brás de Alportel
S. DOMINGOS / SANTARÉM	Av. Bernardo Santareno, r/c, 1 esq, S. Domingos	2000	Santarém
S. JOÃO DE BRITO	Rua São João de Brito, 653	4100	Porto
S. JOÃO DO ESTORIL	Quinta da Carreira, lt. 30 r/c dt. São João do Estoril	2765	Estoril
S. MAMEDE DO CORONADO	Feira Nova - Edif. Coronado	4785	Sao Mamede do Coronado
S. MARTINHO DO BISPO	Rua dos Covões, 69	3040	Coimbra
S. PEDRO DO SUL	Calçada do Querido, 97R	3660	São Pedro do Sul
SANTA APOLÓNIA	Rua do Jardim do Tabaco, 76-82	1100	Lisboa
S. JORGE	Achada de António Teixeira	9230	Santana
S. MARCOS	Urb. S. Marcos, lt. 177, lj. 1 e 21, São Marcos	2735	Agualva Snt
S. BARTOLOMEU DE MESSINES	Rua da Liberdade	8375	São Bartolomeu de Messines
S. JOÃO MADEIRA/TRAVESSAS	Av. 1 Maio, 121, 1 Travessas	3700	São João da Madeira
S.M. PENAGUIÃO	Rua Velha	5030	Santa Marta de Penaguião
S. PEDRO DO ESTORIL	Rua 9 de Abril, 99 A/D, S. Pedro do Estoril	2765	Estoril
S. SEBASTIÃO DE PEDREIRA	Av. António Augusto Aguiar, 108 A/B	1050	Lisboa
SÁ DA BANDEIRA	Rua de Sá da Bandeira, 619	4000	Porto
SABUGAL	Lg. da Fonte	6320	Sabugal
SACAVÉM	Av. de S. José, 38B	2685	Sacavém
SALDANHA	Pr. do Duque Saldanha, 32	1050	Lisboa
SALVATERRA DE MAGOS	Av. Dr. Roberto F Fonseca, 39	2120	Salvaterra de Magos
SAMORA CORREIA	Av. do Século, 90	2135	Samora Correia
SANTA CATARINA	Rua Marcelino Mesquita, 5	2795	Linda-a-Velha
SANTA CLARA / COIMBRA	Av. João das Regras, 76-78	3040	Coimbra
SANTA MARIA DA FEIRA	Rua S. Nicolau, 12	4520	Santa Maria da Feira
SANTA MARTA DO PINHAL	Av. Rui Grácio, 76, D, Santa Marta do Pinhal	2855	Corroios
SANTAR	Av. Viscondessa Taveiro 22, Casa de Santar	3520	Santar Nls
SANTARÉM	Rua Serpa Pinto, 106	2000	Santarém
SANTIAGO DO CACÉM	Lg. do Mercado, 17A	7540	Santiago do Cacém
SANTO ANDRÉ	Br Atalaia Sul, bl 12 C, Santo André	7500	Vila Nova de Santo André
SANTO TIRSO	Rua S. João de Deus, 125	4780	Santo Tirso
SÃO JOÃO DA MADEIRA	Pc. Luís Ribeiro, 109	3700	São João da Madeira
SÃO MAMEDE DE INFESTA	Av. do Conde, 6132	4465	São Mamede de Infesta
SÃO MATEUS /VISEU	Av. Emílio Navarro	3500	Viseu
SENDIM	Lg. da Igreja, 25	5225	Sendim MDR
SENHORA DA HORA	Rua Nova dos 4 Caminhos, 75	4450	Matosinhos
SERTÃ	Rua Proença -a- Nova	6100	Sertã
SETÚBAL	Av. 5 de Outubro, 146 r/c	2900	Setúbal
SETÚBAL - JUMBO	C. C. Jumbo, lj. 57 Azeda de Baixo	2910	Setúbal
SETÚBAL / BAIRRO DO LICEU	Av. Dr. António Rodrigues Manito 85A	2900	Setúbal
SETÚBAL/MONTE BELO	V. Cerejeiras Ur Mte Belo lt. 22 14	2910	Setúbal
SILVES	Rua Cruz de Portugal, 9-17	8300	Silves
SINTRA	Pr. D.. Afonso V, 5-5A	2710	Sintra
SOBRAL DE MONTE AGRAÇO	Av. Marquês de Pombal, lt. 14 r/c	2590	Sobral de Monte Agraço
SOURE	Av. Conselheiro Matoso	3130	Soure
SRA APARECIDA	Ed. Mira Torre Bl 3 Sra Aparecida, Torna	4620	Alvarenga Isd
SANTA MARIA DE LAMAS	Rua da Lagoinha Edif. Topázio	4535	Santa Maria de Lamas
TABOEIRA/AVEIRO	C.C. Carrefour Estrada Taboeira, Qt Simão Sul, Esgueira	3800	Aveiro
TAIPAS	Rua de S. António	4800	Caldelas Gmr
TAVIRA	Rua D. Marcelino Franco, 38 r/c	8800	Tavira



TELHEIRAS	Rua Prof. João Barreira, 1-1A	1600	Lisboa
TERMAS DE MONFORTINHO	Rua Padre Alfredo, Termas de Monfortinho	6060	Monfortinho
TERMAS S. PEDRO DO SUL	Lg. Termas S. Pedro do Sul, Termas S Pedro Sul	3660	São Pedro do Sul
TOMAR	Av. Norton de Matos, 42	2300	Tomar
TONDELA	Urb. Municipal - Rua Comend. Alberto Cardoso de Matos, lt. 44	3460	Tondela
TORRE / CASCAIS	Est. da Torre - Torre	2750	Cascais
TORRE DE D. CHAMA	Rua Ant. Bernardo Teixeira, 9	5385	Torre de Dona Chama
TORREÃO	Rua 5 de Outubro, 92E, Curral das Freiras	9000	Funchal
TORRES NOVAS	L. Diogo F. Almeida Ed. Parque lj. 2	2350	Torres Novas
TORRES VEDRAS	Rua Henriques Nogueira, 55A	2560	Torres Vedras
TORRES VEDRAS / CONQUINHA	Rua Ana Maria Bastos, pta 8	2560	Torres Vedras
TORTOSENDO	Av. Viriato, 90-94	6200	Tortosendo
TRANCOSO	Av. Eng. Frederico Ulrich	6420	Trancoso
TROFA	Rua D. Pedro V	4785	Trofa Sts
UNIVERSIDADE CATÓLICA LX	Calçada Palma de Cima, Ed 4 r/c	1600	Lisboa
UNIVERSIDADE DO MINHO	Campos de Gualtar, Est. Nova	4710	Braga
UTAD/VILA REAL	Quinta de Prados Apartado 202	5001	Vila Real codex
VAGOS	Rua Dr. Mendes Correia Pai	3840	Vagos
VALE DE CAMBRA	Av. Camilo Tavares Matos, 317	3730	Vale de Cambra
VALE DE MILHAÇOS	Av. Fabrica Pólvora, 7A, Vale Milhaços	2800	Almada
VALE DE FIGUEIRA	Lg. 1 de Maio, Vale de Figueira	2685	Sao João da Talha
VALENÇA	Av. Miguel Dantas, Esquina C, Rua 1 de Maio	4930	Valença
VALONGO	Av. 25 de Abril, 370	4440	Valongo
VALPAÇOS	Av. Eng Luís Castro Saraiva, Ed. Rossio	5430	Valpaços
VENDAS NOVAS	Av. Repéblica, 74A	7080	Vendas Novas
VERDERENA	Rua Miguel Bombarda, 284B	2830	Alto do Seixalinho
VIA RÁPIDA	Rua Conde da Covilhã, 1435	4100	Porto
VIANA DO CASTELO	Av. Combatentes da Grande Guerra, 33	4900	Viana do Castelo
VIEIRA DE LEIRIA	Largo da República	2425	Vieira de Leiria
VIEIRA DO MINHO	Pr. Dr. Guilherme de Abreu, 337	4850	Vieira do Minho
VILA DAS AVES	Rua João B Padilha, Ed Bom Nome Aves	4780	Aves
VILA DO CONDE	Pc. Luís de Camões, 153	4480	Vila do Conde
VILA DO CONDE-ROTUNDA	Av. Júlio Saúl Dias, 32	4480	Vila do Conde
VILA FRANCA DE XIRA	Rua Alves Redol, 50-52	2600	Vila Franca de Xira
VILA NOVA DE GAIA	Av. da República, 1525	4430	Vila Nova de Gaia
VILA NOVA DE FAMALICÃO	Av. General Humberto Delgado 571-579	4760	Vila Nova de Famalicão
VILA NOVA DE FAMALICÃO /CENTRO	Rua Adriano Pinto Bastos, 33	4760	Vila Nova de Famalicão
VILA NOVA DE FOZ CÔA	Av. Gago Coutinho, 4	5150	Vila Nova de Foz Côa
VILA PRAIA DE ÂNCORA	Praça da República	4910	Vila Praia de Âncora
VILA REAL	Av. 1 Maio, Bl A - Torre B	5000	Vila Real
VILA REAL/ESTAÇÃO	Rua Dr. Augusto Rua, 25	5000	Vila Real
VILA VERDE	Praça do Município	4730	Vila Verde
VILAMOURA	Av. Eng. João Sobrales Meirelles, Ed. Atrium, lj. 2 e 3 r/c,Vilamoura	8125	Quarteira
VILAR FORMOSO	Rua Dr. José Limão Andrade	6355	Vilar Formoso
VILARINHO	Rua Nova, 321, Lugar de Vilarinho	4485	Macieira da Maia
VISEU	Av. Alberto Sampaio, 2	3510	Viseu
VISEU/SANTA EULÁLIA	Est. Nacional nº 2, B Santa Eulália 6, Bl Repeses	3500	Viseu
ZONA INDUSTRIAL VARZIELA	Rua n 5, n 155, Lugar de Beches	4480	Vila do Conde



Private Banking Centers

ALGARVE	Rua D. Francisco Gomes, 25	8000	Faro
AMADORA	Rua Elias Garcia, 231 A	2700	Brandoa
AV. ALIADOS	Av. Aliados,21	4000	Porto
AVEIRO	Av. Dr. Lourenço Peixinho, 63 6	3810	Aveiro
BOAVISTA	Av. Boavista n1199	4100	Porto
BRAGA	Largo Barão S Martinho, 28-30, 2	4700	Braga
CASTELO BRANCO	Av. Gen Humberto Delgado, 38	6000	Castelo Branco
COIMBRA	Av. Sá da Bandeira, 104	3000	Coimbra
COVILHÃ	Edif Sporting Centro Cívico	6200	Covilhã
ALMADA	Nuno Alvares Botelho 22 A	2800	Almada
ESPINHO	Rua Vinte, 476	4500	Espinho
ESTORIL	Arcadas do Parque, 1	2765	Estoril
ÉVORA	Urbanização Muralha, lt. 18	7000	Évora
FAMALICÃO	Av. March Humberto Delgado, 571/9	4760	Vila Nova de Famalicão
FELGUEIRAS	Largo Manuel Baltasar	4610	Felgueiras
FUNCHAL	Chalet Reids, Est. Monumental, 14	9000	Funchal
GUIMARÃES	Largo do Toural, 113 - 116 1	4800	Guimarães
LEIRIA	Av. D. João III, 13 Ed 2000 R R/C	2400	Leiria
LUMIAR	Av. M Helena Vieira Silva, 24 A	1750	Lisboa
MAIA	Edif Via Norte, 4 andar Estrada Nacional nº 13, r espido via nort	4470	Maia
PRAÇA LONDRES	Av. Roma, 2 A	1000	Lisboa
RUA COMÉRCIO	Rua do Comércio, 95-119	1100	Lisboa
S.JOÃO MADEIRA	Praça Luis Ribeiro, 109	3700	São João da Madeira
SALDANHA	Praça Duque de Saldanha, 32	1050	Lisboa
SANTARÉM	Av. Bernardo Santareno, lt. 1F	2000	Santarém
SEDE	Av. Liberdade, 195	1250	Lisboa
SEDE EMPRESÁRIOS	Av. Liberdade ,195	1250	Lisboa
SETÚBAL	Av. 5 Outubro, 146	2900	Setúbal
TORRES VEDRAS	Rua Henrique Nogueira, 55 A	2560	Torres Vedras
VIANA DO CASTELO	Av. Combatentes Grande Guerra, 33	3700	São João da Madeira
VILA CONDE	Praça Luis Camões, 153	4480	Vila do Conde
VILA REAL	Av. 1º Maio, Bloco A Torre B	5000	Vila Real
VISEU	Rua Conselheiro Afonso de Melo, 23, 1	3500	Viseu



Corporate Centers

AV. LIBERDADE	Av. Liberdade, 211 - 3 esq	1250	Lisboa
BEIRA INTERIOR	Rua Conselheiro Afonso Melo,23-1	3500	Viseu
MADEIRA	Rua Dr António José Almeida,3-1	9000	Funchal
AVEIRO	Av. Dr Lourenço Peixinho 63-5, Ed Ana Vieira	3800	Aveiro
COIMBRA	Av. Sá da Bandeira, 104 - 1	3000	Coimbra
FELGUEIRAS	Lg. Manuel Baltazar, Ed Campo da Feira 1	4610	Felgueiras
LEIRIA	Av. Camilo Korrodi Ed Terraços do Marachão Bl 3 - 2 andar	2400	Leiria
OEIRAS	Edif q 54 D. José - Qta da Fonte, EN 294.3 Porto Salvo	2780	Paço de Arcos
ALENTEJO	R 5 Outubro Gaveto R Valdevinos	7000	Évora

ALGARVE	Rua D. Francisco Gomes, 4 - 1	8000	Faro
MINHO	Lg. Barão S Martinho 28-30 2	4700	Braga
OESTE	Bairro Vila Morena-Edif Soljardim loja 103 - 18	2560	Torres Vedras
GUIMARÃES FAMALICÃO	Av. General Humberto Delgado, 571-581	4760	Vila Nova de Famalicão
PORTO NORTE	Edf Via Norte, Rua do Espido Via Norte, Est. Nacional n 13	4470	Maia
RUA COMÉRCIO	Av. Liberdade, 211 - 3	1250	Lisboa
AMADORA	Rua Elias Garcia, 231 A	2700	Amadora
DISTRITO SETUBAL	Rua Dr António Manuel Gamito,n 23 ao 25 b	2900	Setúbal
LUMIAR	Av. Maria Helena Vieira da Silva, 22-22e	1750	Lisboa
PORTO ORIENTAL	Rua Alexandre Braga, 130/134 2-3	4000	Porto
PORTO OCIDENTAL	Rua Espido,n 164-c 4 Sala 503 Edif Via Norte Est. Nacional 13	4470	Maia
PORTO SUL	Praça Luis Ribeiro, 109 - 1	3700	São João da Madeira
RIBATEJO	Largo P Francisco Nunes da Silva, Edifício BES 1°	2000	Santarém
SALDANHA	Av. Liberdade, 211 - 3	1250	Lisboa
TRÁS-OS-MONTES	Av. 1 Maio, Bl A - Torre B	5000	Vila Real

International Branches

CAYMAN ISLANDS - P.O. Box 887, Ansbacher House, Genesis Close, Grand Cayman, Cayman Islands, British West Indies

LAUSANA - Avenue de Montchoisi, 15, Case Postale 146, 1001 Lausanne 1, Switzerland • Phone: (41) 21 614 00 00 • Fax: (41) 21 614 00 01

LONDON - 33 Queen Street, London, EC4R 1ES, U.K. • Phone: (44) 207 332 43 00 • Fax: (44) 207 332 43 40

MADEIRA - Av.. Arriaga, Edifício Arriaga - 9000 - 064 Funchal - Madeira - Portugal • Phone: (351) 291 214 870 • Fax: (351) 291 231 227

NASSAU - Ansbacher House, 1st Floor, Bank Lane, P.O. Box n° 7768 Nassau - Bahamas

NEW YORK - 320 Park Ave., 29th Floor, New York, N.Y. 10022, U.S.A. • Phone: (1) 212 720 34 00 • Fax: (1) 212 980 17 77



Representative Offices

CARACAS - Av.. Francisco Miranda, Edif. Cavendes, Piso 8, Ofic. 802, Los Palos Grandes, Caracas, Venezuela • Phone: (58) 212 285 86 10 • Fax: (58) 212 285 74 83

KOLN - Theodor-Heuss-Ring, 23, 50668 - Köln, Germany • Phone: 49 221 951 47 350 • Fax: 49 221 951 47 335

JOHANESBURG - Xerox House, 2nd floor, 26 Ernest Oppenheimer Drive - Bruma 2198 - P.O. Box 749 - Bruma 2026 • Phone: 27 11 616 53 82/89 • Fax: 27 11 622 43 66

MILAN - Via Brera 19, 20121 Milan, Italy • Phone: 39 02 89 01 21 28 • Fax: 39 02 72 01 45 58

S. PAULO - Av.. Roque Petroni Jr. - 999 - 3° andar - 04707 - 910 São Paulo - SP - São Paulo, Brasil • Phone: 55 11 518 282 10

RIO DE JANEIRO - Av.. Rio Branco 110, 32° - 20040 - 004 Rio de Janeiro (RJ), Brasil • Phone: 55 21 224 267 45/255 53 • Fax: 55 21 224 283 29

TORONTO - 860 C - College Street - Toronto-Ontario M6H 1A2, Canada • Phone: 1 416 530 1700 • Fax: 1 416 530 0067

SHANGAI - China Merchants Tower, 25th Floor - Suite 2509 - n° 161, Lujiazui Dong (East) Road - Pu Dong
Shangai 200120 - People's Republic of China • Phone: 8621 5887 0016 • Fax: 8621 5876 8213

Espírito Santo e Comercial de Lisboa, Inc. (USA)

NEWARK - 73-75 Ferry Street, Newark NJ 07105 USA • Phone: 1 973 589 20 42/64 41 • Fax: 1 973 589 59 90

BRIDGEPORT - 1118 Madison Avenue, Bridgeport CT 06606, USA • Phone: 1 203 334 85 86 • Fax: 1 203 334 85 84

EAST PROVIDENCE - 577 Warren Avenue, East Providence, RI 02914, USA • Phone: 1 401 431 51 51 • Fax: 1 401 431 50 05

SAN JOSE - 1615 Alum Rock Avenue, San José, CA 95116, USA • Phone: 1 408 729 58 98

> Banco Internacional de Crédito

Head-Office

Av. Fontes Pereira de Melo 27 - 1050-117 Lisboa
Phone: 21 311 5555
Fax: 21 314 6165
Internet: http://www.bic.pt

Oporto

Av. Boavista, 1200 - 4100-113 Porto
Phone: 22 607 07 00
Fax: 22 609 3280

Lisbon Branches

AFONSO COSTA	Av. Afonso Costa, 38	1900 Lisboa
ALVALADE	Lg. Frei Heitor Pinto, 6 A/B	1700-204 Lisboa
ANDRADE CORVO	R. Andrade Corvo, 42	1050-009 Lisboa
ARCO DO CEGO	Av. João Crisóstomo, 5 D.	1000-176 Lisboa
AV.. REPÚBLICA	Av. República 101-A	1050-190 Lisboa
BENFICA	R. Ten.Cor. Ribeiro dos Reis, 16 B/C	1500-588 Lisboa
CAMPOLIDE	R. Marquês da Fronteira, 74 R/c	1070-299 Lisboa
CAMPO DE OURIQUE	R. Padre Francisco 7	1350-223 Lisboa
JOÃO CRISÓSTOMO	Av. João Crisóstomo, 38 D.	1050-127 Lisboa
LAPA	R. de S. Bernardo, 34	1200-825 Lisboa
ÓSCAR MONTEIRO TORRES	Av. Óscar Monteiro Torres, 58 A	1000-220 Lisboa
RESTELO	R. Cap. Mor Pedro Teixeira, 1-A	1400-041 Lisboa
TELHEIRAS	Azinhaga Torre do Fato (Qta Inglesinhos) Lt. 8 E, Loja	1600-475 Lisboa
TELHEIRAS CARREFOUR	Loja 27	1600-528 Lisboa



Oporto Branches

ANTAS	R. Jerónimo Mendonça, 76	4200-335 Porto
CRISTO REI	Praça D. Afonso V, 55	4150-024 Porto
GONÇALO CRISTOVÃO	R. de Camões, 226	4000 Porto

Branches

ABRANTES	Av. Forças Armadas Lt. 11	2200 Abrantes
ABRUNHEIRA	Av. Mov. das Forças Armadas, Lt3	2710-093 Abrunheira
ÁGUEDA	Av. Dr. Eugénio Ribeiro, 32	3750-004 Águeda
ALBUFEIRA	Cerro da Alagoa Lt. 31 Loja 8 (3ª fase)	8200-161 Albufeira
ALFARIM	Estrada Nacional 377, Km 34 - Alfarim	2970 Sesimbra

ALMADA	Rua Salgueiro Maia, 15 D.	2800-645 Almada
ALVERCA	Est.. Nac. 10 - Edifício Nortejo, loja 2	2615-354 Alverca do Ribatejo
AMADORA	R. Octávio Cardoso Pereira, 11-B	2700-418 Amadora
AMARANTE	Av. 1° de Maio 12 Lj. 13 - Ed. Carvalhidos	4600 Amarante
ATALAIA	Rua das Forças Armadas 57 - Atalaia	2870 Montijo
AVEIRO	R. Cap. Sousa Pizarro, 58	3810-076 Aveiro
BARCELOS	Av. Paulo Felisberto -Edf. Ponta do Sol, 3 Lj. 12	4750-014 Barcelos
BARREIRO	Av. do Bocage, 9 D.-E	2830 Barreiro
BEJA	Rua Emídio Augusto da Silva, 1 Loja 1	7800-468 Beja
BONS DIAS	Av. da Liberdade, 27	2675 Ramada
BRAGA - INFIAS	R. Cónego Luciano Afonso Santos, 47	4700-371 Braga
BRAGA	Praça da República, 27	4710-305 Braga
BRAGANÇA	Av. João da Cruz, 144	5300-178 Bragança
CACÉM	Praceta Aquilino Ribeiro, 5/6	2735-060 Cacém
CALDAS DA RAINHA	R. General Amílcar Mota, 19	2500 Caldas da Rainha
CARCAVELOS	Bicmatic - Loja Automática	C. Comercial Riviera
CARCAVELOS	Pç. Junqueiro Lt. 3 - 11 A	2775-597 Caravelos
CASCAIS	Av. Infante D.. Henrique, 106 r/c Loja 5/6	2750-167 Cascais
CASCAIS - GUIA	Qta. S. José da Guia - Est.. do Guincho 247	2750-642 Cascais
CASTANHEIRA DO RIBATEJO	Qta de S. João, Lt. 30	2600-088 Vila Franca de Xira
CASTELO BRANCO	Av. 1° de Maio, 13	6000-086 Castelo Branco
CHARNECA DA CAPARICA	R. António Andrade 1129	2825-300 Charneca Caparica
CHAVES	Av. Nun'Álvares (Edifício Imperator Flávius), Bl-1	5400 Chaves
COIMBRA - CELAS	Alameda Calouste Gulbenkian, 109	3000 Coimbra
COIMBRA - VALE-DAS-FLORES	R. Luís A. Duarte Santos Lt. 3-Lj. 3	3030-175 Coimbra
COVILHÃ	R. de Acesso à Estação, Lt.. 1	6200 Covilhã
ERMESINDE	Av. João de Deus, 660 - Palmilheira	4445-474 Ermesinde
ESPINHO	Rua 20, n° 820	4500-265 Espinho
FAFE	Rua Montenegro 131	4820 Fafe
FARO	Av. 5 Outubro 11 A	8000-077 Faro
FELGUEIRAS	Av. Agostinho Ribeiro, Lt. 10	4610 Felgueiras
FIGUEIRA DA FOZ	Av. do Brasil, 52	3080-323 Figueira da Foz
FOGUETEIRO	R. Estácio da Veiga Lt. 4 (Qta dos Lírios)	2840 Amora
FUNCHAL	Avenida do Infante, 44	9000-015 Funchal
GANDRA	Lugar da Lagoa 1 C	4740 Esposende
GONDOMAR	Av. 25 de Abril, 84	4420 Gondomar
GUARDA	Lg. Monsenhor Alves Brás, Lote 1	6300-733 Guarda
GUIMARÃES	R. Abade de Tagilde, 136	4810-290 Guimarães
LAGOA	R. Dr. Sá Carneiro - Urb.Lagoalar	8400-386 Lagoa
LAGOS	Av. dos Descobrimentos - Edif. Sol Lt. 6	8600-645 Lagos
LAMEGO	Av. Visconde Guedes Teixeira	5100 Lamego
LARANJEIRO	R. Dr. António Elvas, 3A/B	2810-167 Laranjeiro
LEÇA DA PALMEIRA	Av. Dr. Fernando Aroso, 973	4450-666 Leça da Palmeira
LEIRIA	Ed. D'Aquém - Arrabalde da Ponte	2400-218 Leiria
LOULÉ	Av. 25 de Abril, Bloco A - 26 C	8100-509 Loulé
LOURES	Urb. Infantado - Av.. Descorbertas 57 A	2670-385 Loures
LOUSADA	Lg. do Pelourinho - Silvares	4620-011 Lousada



MAFRA	R. Luís de Camões 1	2640-501 Mafra
MAIA	Av. Visconde Barreiros,	362 - 4470 Maia
MARCO DE CANAVEZES	R. Fut. C. Porto, Ed. Via Marco Lt. 2	4630 Marco Canavzes
MASSAMÁ	Av. José Régio Lote 3 Loja 1 - Massamá	2745-807 Queluz
MATOSINHOS	Av. D. Afonso Henriques, 905	4450-015 Matosinhos
MEM MARTINS	Rua Almirante Gago Coutinho, 52	2725-321 Mem Martins
MERCÊS	Avenida Miguel Torga 40 B	2725-565 Sintra
MIRAFLORES	Alameda António Sérgio, 22	2795- 022 Linda-a-Velha
MOITA	Largo do Mercado, 5	2860 Moita
MONTALEGRE	Av. D. Nuno Àlvares Pereira, 62	5470 Montalegre
MONTIJO	A.. 25 de Abril, 23- 2870	150 Montijo
MOZELOS	Est.. Nac. 1, n°735 - Vergada	4535 Mozelos VFR
ODIVELAS	Rua da Paiã, 19	2675 Odivelas
OEIRAS	Rua Quinta das Palmeiras, 86 - Qta. Palmeiras	2780-146 Oeiras
OLIVEIRA DE AZEMEIS	Ed.Europa-R.Dr. Simões dos Reis,83	3720-245 Oliveira de Azemeis
OVAR	R. de Timor 141	3880 Ovar
PADRÃO DA LÉGUA	R. S. Gens 3946 - Custóias	4460-815 Matosinhos
PAREDE	Av. da República 1439 B	2775-275 Parede
PATAIAS	Av. Rainha Sta. Isabel 143	2445 Pataias
PENAFIEL	R. Eng. Matos, 72	4560-017 Penafiel
PINHAL NOVO	Av. Alexandre Herculano 91 A	2955-112 Pinhal Novo
POMBAL	Av. Heróis do Ultramar 127 a 131	3100-036 Pombal
PONTE DE LIMA	Lugrar do Sobral - Ed. Novo Leblon	4990-990 Ponte de Lima
PÓVOA DE VARZIM	Praça do Almada, 6	4490 Póvoa de Varzim
QUINTA DO ANJO	R. Venâncio Costa Lima, 200 B	2950-701 Quinta do Anjo
RIO TINTO	Travessa Fernão de Magalhães, 20	4435 Rio Tinto
S. MAMEDE DE INFESTA	Av. do Conde, 5720/5732	4465 S. Mamede de Infesta
SACAVÉM	Qta. do Património, Lote 4 Loja B	2685-010 Sacavém
SANTA MARIA DA FEIRA	R. Dr. Vitorino de Sá, 31	4520 Sta. Maria da Feira
SANTARÉM	Av. Afonso Henriques, 29	2000-179 Santarém
SANTO TIRSO	R. Angelo de Andrade	4780 Santo Tirso
SÃO JOÃO DA MADEIRA	R. João de Deus	3700-152 S.J.Madeira
SÃO PEDRO DE SINTRA	Lg..1° de Dezembro, 26 - S. Pedro Penaferrim	2710-496 Sintra
SETÚBAL	Av. Alexandre Herculano 40	2900-205 Setúbal
TOMAR	Av. General Morton de Matos, 3	2300 Tomar
TORRES NOVAS	Rua da Várzea, Lt. 2	2350-433 Torres Novas
TORRES VEDRAS	Av. General Humberto Delgado, 27 F	2560-272 Torres Vedras
TROFA	Rua Abade Inácio Pimentel - S. Martinho (Bougado)	4785 Trofa
V. N. FAMALICÃO	Av. Gen.Humberto Delgado, 18 Loja B	4760 V.N.Famalicão
VENDA DO PINHEIRO	Lg.. de Sto. António	2665 Venda do Pinheiro
VIALONGA	Largo da República	2625-655 Vialonga
VIANA DO CASTELO	Av. Rocha Páris, 111	4900-494 Viana do Castelo
VILA DO CONDE	Av. Dr. João Canavarro 315	4480-668 Vila do Conde
VILA NOVA DE GAIA -ARRÁBIDA	Pcta. Henrique Moreira Lt. 8 - Afurada	4400 Vila Nova Gaia
VILA NOVA DE GAIA -AVENIDA	Av. República, 2112	4430-195 Vila Nova Gaia
VILA NOVA DE GAIA -CARREFOUR	C. C. Carrefour Loja 22 - Canidelo	4400-139 - Vila Nova de Gaia
VILA REAL	Rua D. Pedro de Menezes	5000-688 Vila Real



VILA REAL STº. ANTÓNIO	Av.. Bombeiros Portugueses 56	8900-103 V.R.Sto. António
VILAR DE ANDORINHO	Av..Vasco da gama, 2686	4430-247 Vilar de Andorinho
VISEU	Av.. Dr. António José de Almeida, 336	3500-044 Viseu

> Banco Espírito Santo, S.A. (Spain)

Head-Office

MADRID - Serrano, 88 - 28006 Madrid - Espanha
Phone: (34) 91 400 50 00
Fax: (34) 91 400 50 53
Internet: http//www.bes.es

Branches

BADAJOZ	Avda de Huelva	106005 Badajoz
BARCELONA	Avda. Diagonal	56808021 Barcelona
BURGOS	Avda. de la Paz	1009004 Burgos
CIUDAD RODRIGO	Rua de Sol	1837500 C. Rodrigo - Salamanca
CORDOBA	Avda. del Gran Capitán	914008 Cordoba
GIJON	Pza. de Italia, 2	33206 Gijon
GRANADA	C/ Puerta Real de España, 4	18001 Granada
HUELVA	Jesus Nazareno	1021001 Huelva
LA CORUÑA	Juan Florez	4515004 La Coruña
LEON	Plaza de las Cortes Leonesas, 4	24003 Leon
LUGO	Obispo Aguirre, 17	27002 Lugo
MADRID	C/ Velázquez, 108	11028006 Madrid
MALAGA	Avda. Andalucia	1129002 Malaga
ORENSE	Juan XXIII	1733003 Orense
OVIEDO	Posada Herrera, 2	33002 Oviedo
PAMPLONA	Plaza Principe de Viana	131002 Pamplona
PONTEVEDRA	Plaza de España	736002 Pontevedra
SALAMANCA	Gran Via, 20	37001 Salamanca
SANTANDER	Hernán Cortés	1239003 Santander
SANTIAGO DE COMPOSTELA	Doctor Teixeiro, 22	15701 Santiago de Compostela - La Coruña
SEVILLA	Laraña, 10	41003 Sevilla
SEVILLA O.P.	Avda. de la Buhaira, 17	41018 Sevilla
VALENCIA	Marqués de Dos Aguas, 7	46002 Valencia
VALLADOLID	Miguel Iscar, 17	47001 Valladolid
VERIN	Luis Espada, 73	32600 Orense
VIGO AG.1	Avda. de la Florida, 57 - bajo	36210 Pontevedra
VIGO O.P.	Urzáiz	3736201 Vigo
VILLAGARCIA DE AROSA	Avda. Castelao	636600 Pontevedra
ZAMORA	Avda. Alfonso IX, 3	49014 Zamora
ZARAGOZA	Paseo Sagasta, 42	50007 Zaragoza





Noronha da Costa
Oil on Canvas
Banco Espírito Santo

General Information



> Share trading

On December 31, 2002 the share capital of Banco Espírito Santo was represented by 300,000,000 shares with the nominal value of euro 5 each, which were listed on the Euronext Lisboa.

ISIN Code: PT BESOAM0007

Tickers:
Reuters: BESN.IN
Bloomberg: BESNN PL

O BES also has 10,000,000 non-voting preference shares listed on the New York Stock Exchange with the nominal value of USD 25 each, and 10,000,000 non-voting preference shares listed on the London Stock Exchange, with the nominal value of USD 25 each.

> Information

Shareholders, investors or analysts should address their queries or requests for information to:



Banco Espírito Santo
Departamento de Comunicação
Avenida da Liberdade, 195 - 11.º
1250-142 Lisboa
Phone / Fax: (351) 21 350 1713 / (351) 21 359 7309
http://www.bes.pt
E-mail: investor.relations@bes.pt

Page on the Internet

The annual reports, press releases and other information are available at the BES page on the Internet at: http://www.bes.pt, under "Investor Relations" (in English) and "Institucional" (in Portuguese).

Excerpt from the minutes no. 64 of the Annual General Shareholders' Meeting of Banco Espírito Santo, S.A., held on March 26, 2003.

(...)

Starting with item one in the agenda - to decide on the Management Report, Balance Sheet and remaining reporting documents relative to 2002 - the Chairman of the General meeting put the respective proposal (...) to the vote, and it was approved by a majority of 2,175,761 votes, with 372 abstentions, in a total of 2,176,133 votes.

(...)

Going with item two in the agenda - to decide on the Consolidated Management Report, Consolidated Balance Sheet and remaining consolidated financial information relative to 2002 - the Cahirman of the general meeting put the respective proposal (...) to the vote, and it was approved by a majority of 2,175,688 votes, with 445 abstentions, in a total of 2,176,133 votes.

(...)

The meeting then proceeded to analyze item three in the agenda - to decide on the proposed application of the year's earnings.

(...)

Upon discussion, the proposal submitted by the Bank's Board of Directors, as transcribed below, was approved by a majority of votes, with 73 dissenting votes and 236 abstentions in a total of 2,176,133 votes.

"Under the terms and for the purposes of section b) of article 376 of the Companies Code, and in compliance with the Management Report, the Board of Directors of Banco Espírito Santo, S.A. proposes that the Company's net earnings for the year, in the amount of euro 129,374,275.00 have the following application:

(...)

	euros
To Legal Reserve:	13,000,000.00
For Distribution to the Members of the Board of Directors:	920,000.00
For Distribution to the Employees:	15,250,000.00
For Distribution to the Shareholders:	86,100,000.00
To Other Reserves:	14,104,275.00
	129,374,275.00"

(...)



Manuel Serzedelo de Almeida, who had submitted a request for temporary suspension as member of BES Board of Directors on january 24, 2003, resigned from his post on March 25, 2003, the day before the General Shareholders Meeting that approved the Management Report, Balance Sheet and remaining reporting documents required by law.


PROJECTOS ESPECIAIS

Criação e exec ıção gráfica.

Impressão: He: ka Portuguesa, S.A.



BANCO ESPIRITO SANTO

